Moscow Bar Association
Russia & CIS Legal Services
Monastyrsky, Zyuba, Stepanov & Partners

April 4, 2007

VIA DHL

Office of International Co.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Elliot Staffin, Esq.

OJSC Sibirtelecom
12g3-2(b) Exemption No. 82-35050

SUPPL

Dear Mr. Staffin:

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of OJSC Sibirtelecom, a company organized under the laws of the Russian Federation (the "Company") and formerly operating under the name "OJSC Electrosvyaz of Novosibirsk", under Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by or on behalf of the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you required any additional information, or if you have any questions, please contact the undersigned at +7-495-2314222.

Kindly acknowledge receipt of this letter by sending confirmation to motritch@mzs.ru / muzyka@mzs.ru or by stamping and returning the enclosed copy of this letter by fax (+7-495-2314223).

dw 4/10

Very truly yours,

Mikhail I. Motrich

tel.: +7(495) 231 4222
fax: +7(495) 231 4223
e-mail: moscow@mzs.ru
internet: http://www.mzs.ru
address: 3/1 Novinsky Boulevard, Moscow 121099, Russia

Information made public, distributed to security holders or filed with OJSC RTS, NP RTS and MICEX by Sibirtelecom OJSC since applicable date per Rule 12g3-2(b) (since the last submission)

Number Appearing on Attached Exhibit Labels	Description of Information
	Summaries of the Issuer's Quarterly Reports:
I-1	Summary of the Quarterly Report of Sibirtelecom OJSC for 4th Quarter 2006 – **full text of the Quarterly Report in Russian is enclosed herewith.**
	Summaries of Statements regarding information that can influence materially on Sibirtelecom OJSC's securities value:
II-1	Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Modification of management body member's shareholdings in Issuer", 27.12.2006
II-2	Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Modification of Issuer's shareholdings in other profit making organizations", 09.01.2007
II-3	Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Delisting of Issuer's securities", 10.01.2007
II-4	Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Delisting of Issuer's securities", 10.01.2007
II-5	Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Delisting of Issuer's securities", 10.01.2007
II-6	Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Admission of Issuer's securities to listing", 10.01.2007
II-7	Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Modification of management body member's shareholdings in Issuer", 11.01.2007
II-8	Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Modification of

	Issuer's shareholdings in other profit making organizations", 13.02.2007
II-9	Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value, 06.03.2007
	Summaries of the Communications on the Material Facts of Sibirtelecom OJSC
III-1	Summary of the Communication on the Material Fact "Information about the Yield Accrued and (or) Paid on Issuer's Securities", "Information about the Time for the fulfillment of Issuer's Obligations to the Owners of Securities", 10.01.2007 - **full text of the Communication is enclosed herewith**
III-2	Report about a significant fact "Information about the Yield Accrued and (or) Paid on Issuer's Securities", "Information about the Time for the fulfillment of Issuer's Obligations to the Owners of Securities", 23.03.2007
	Summary of the List of Affiliated Persons and Amendments to the List of Affiliated Persons:
IV-1	Summary of the List of Affiliated Persons of Sibirtelecom OJSC as of December 31, 2006 - **full text of the List of Affiliated Persons in Russian is enclosed herewith**
IV-2	Summary of the Amendments to the List of Affiliated Persons of Sibirtelecom OJSC (22.11.2006 – 05.12.2006) - **full text of the Amendments in Russian is enclosed herewith**
IV-3	Summary of the Amendments to the List of Affiliated Persons of Sibirtelecom OJSC (01.01.2007 – 10.01.2007) - **full text of the Amendments in Russian is enclosed herewith**
IV-4	Summary of the Amendments to the List of Affiliated Persons of Sibirtelecom OJSC (11.01.2007 – 31.01.2007) - **full text of the Amendments in Russian is enclosed herewith**
IV-5	Summary of the Amendments to the List of Affiliated Persons of Sibirtelecom OJSC (31.01.2007 – 12.02.2007) - **full text of the Amendments in Russian is enclosed herewith**
IV-6	Summary of the Amendments to the List of Affiliated Persons of Sibirtelecom OJSC (13.02.2007 – 06.03.2007) - **full text of the Amendments in Russian is enclosed herewith**
	Other documents
V-1	Press-release "The candidates to Sibirtelecom OJSC Board of Directors and Auditing Committee are nominated", 12.03.2007

V-2	Press-release "Expiration of the term of office of Sibirtelecom OJSC Director General", 06.03.2007
V-3	Summary of the Report about Procedure of Access to the Information Provided in the Quarterly Report, 08.02.2007

Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value
"Modification of management body member's shareholdings in Issuer"

27.12.2006

The Statement provides information about decrease of the Deputy General Director – HR Director's shareholdings in Sibirtelecom OJSC from 0.034% to 0.03%.

Participation share of Deputy General Director – HR Director in Sibirtelecom OJSC's charter capital decreased from 0.029% to 0.025%.

Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value
"Modification of Issuer's shareholdings in other profit making organizations"

09.01.2007

The Statement provides information about increase of Sibirtelecom OJSC's shareholdings in ATS-32 CJSC from 93.94% to 100%.

Participation share of Sibirtelecom OJSC in ATS-32 CJSC's charter capital increased from 93.94% to 100%.

Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Delisting of Issuer's securities"

10.01.2007

The Statement provides information about delisting of Sibirtelecom OJSC's registered uncertified ordinary shares from the quotation list "A" of the second level of Nonprofit Partnership Russian Trading System.

Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Delisting of Issuer's securities"

10.01.2007

The Statement provides information about delisting of Sibirtelecom OJSC's registered uncertified preferred shares type A from the quotation list "B" of Nonprofit Partnership Russian Trading System.

Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Delisting of Issuer's securities"

10.01.2007

The Statement provides information about delisting of Sibirtelecom OJSC's interest bearing certified nonconvertible bearer bonds with obligatory centralized storage:

1. issue 04, State registration number of issue 4-04-00195-A, registered on April 13, 2004)
2. issue 05, State registration number of issue 4-05-00195-A, registered on April 12, 2005)
3. issue 06, State registration number of issue 4-06-00195-A, registered on April 12, 2005)

from the list of securities admitted to trading at Nonprofit Partnership Russian Trading System, division "Securities admitted to trading without listing".

Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value "Admission of Issuer's securities to listing"

10.01.2007

The Statement provides information about admission of Sibirtelecom OJSC's interest bearing certified nonconvertible bearer bonds with obligatory centralized storage:

1. issue 04, State registration number of issue 4-04-00195-A, registered on April 13, 2004)
2. issue 05, State registration number of issue 4-05-00195-A, registered on April 12, 2005)
3. issue 06, State registration number of issue 4-06-00195-A, registered on April 12, 2005)

to trading at OJSC Russian Trading System Stock Exchange, division "Securities admitted to trading without listing".

Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value
"Modification of management body member's shareholdings in Issuer"

11.01.2007

The Statement provides information about decrease of the Business Development Director's shareholdings in Sibirtelecom OJSC from 0.0069% to 0%.

Participation share of Business Development Director in Sibirtelecom OJSC's charter capital decreased from 0.0078% to 0%.

Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value
"Modification of Issuer's shareholdings in other profit making organizations"

13.02.2007

The Statement provides information about decrease of Sibirtelecom OJSC's shareholdings in Sotovyj Telefon Kuzbassa GSM CJSC from 100% to 1%.

Participation share of Sibirtelecom OJSC in Sotovyj Telefon Kuzbassa GSM CJSC's charter capital decreased from 100% to 1%.

Summary of Statement regarding information that can influence materially on Sibirtelecom OJSC's securities value

06.03.2007

The Statement provides information about expiration of the term of office of the Sibirtelecom OJSC General Director on March 5, 2007.

The General Director's shareholdings in Sibirtelecom OJSC is 0,1368%.

Participation share of the General Director in Sibirtelecom OJSC's charter capital is 0,1044%.

Summary of the Communication on the Material Fact
"Information about the Yield Accrued and (or) Paid on Issuer's Securities",
"Information about the Time for the fulfillment of Issuer's Obligations to the Owners of Securities"
(the "Communication)"

10.01.2007

The Communication contains detailed information on the material facts, codes no. 0600195A09012007 and no. 0900195A09012007, that consist of information about duties of the Issuer been discharged according to the decision of the Board of Directors of Sibirtelecom OJSC (the "Issuer"), minute 23 on April 13, 2004, to pay dividends on the 5th coupon of the interest bearing certified nonconvertible bearer bonds (issue 04) and the date when these duties were discharged - January 9, 2007.

(Original document in Russian is enclosed herewith)

Сообщение о существенных фактах
«СВЕДЕНИЯ О НАЧИСЛЕННЫХ И (ИЛИ) ВЫПЛАЧЕННЫХ ДОХОДАХ ПО ЦЕННЫМ БУМАГАМ ЭМИТЕНТА»,
«СВЕДЕНИЯ О СРОКАХ ИСПОЛНЕНИЯ ОБЯЗАТЕЛЬСТВ ЭМИТЕНТА ПЕРЕД ВЛАДЕЛЬЦАМИ ЦЕННЫХ БУМАГ»

1. Общие сведения		
1.1.	Полное фирменное наименование эмитента	*Открытое акционерное общество «Сибирьтелеком»*
1.2.	Сокращенное фирменное наименование эмитента	*ОАО «Сибирьтелеком»*
1.3.	Место нахождения эмитента	*г. Новосибирск, ул. М. Горького, 53*
1.4.	ОГРН эмитента	*1025403189778*
1.5.	ИНН эмитента	*5407127828*
1.6.	Уникальный код эмитента, присвоенный регистрирующим органом	*00195-А*
1.7.	Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*http://www.sibirtelecom.ru/investor/info.php*
1.8.	Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	*«Российская газета» - региональная вкладка «Российская газета - Вся Сибирь»; «Приложение к Вестнику ФСФР»*

1.9.	Код (коды) существенного факта (фактов)	*0600195A09012007, 0900195A09012007*

2. Содержание сообщения	
2.1.	Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: *документарные неконвертируемые процентные облигации на предъявителя серии 04 с обязательным централизованным хранением (далее – Облигации).*
2.2.	Государственный регистрационный номер выпуска ценных бумаг, дата государственной регистрации: *4-04-00195-А от 13 апреля 2004 г.*

2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: *ФКЦБ России.*

2.4. Орган управления эмитента, принявший решение об определении размера (порядка определения размера) процента (купона) по облигациям эмитента: *Величина процентной ставки по 5-му купону совпадает с величиной процентной ставки по 1-му купону. Ставка по 1-му купону определяется в соответствии с Решением о выпуске ценных бумаг (государственный регистрационный номер 4-04-00195-А от 13 апреля 2004 г.), утвержденным Советом директоров ОАО «Сибирьтелеком» 15 марта 2004 г., протокол №26. Ставка первого купона в размере 12,5% годовых утверждена Генеральным директором, приказ №201 от 8 июля 2004 г.*

2.5. Дата принятия решения об определении размера (порядка определения размера) процента (купона) по облигациям эмитента: *дата утверждения Советом директоров ОАО «Сибирьтелеком» Решения о выпуске ценных бумаг (государственный регистрационный номер 4-04-00195-А от 13 апреля 2004 г.): 15 марта 2004 г.;*

дата утверждения размера ставки 1-го купона Облигаций генеральным директором ОАО «Сибирьтелеком»: 8 июля 2004 г.

2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение об определении размера (порядка определения размера) процента (купона) по облигациям эмитента:

порядок определения ставки купона Облигаций: *протокол заседания Совета директоров ОАО «Сибирьтелеком» №26 от 17 марта 2004 г.;*

определение ставки купона Облигаций: *Приказ генерального директора №201 от 8 июля 2004 г.*

2.7. Общий размер дохода по 5-му купону, подлежащий выплате по Облигациям эмитента: *124 660 000 (Сто двадцать четыре миллиона шестьсот шестьдесят тысяч) рублей.*

Размер дохода по 5-му купону, подлежащий выплате по одной Облигации эмитента: *12,5% годовых или 62,33 рубля (Шестьдесят два рубля тридцать три копейки).*

2.8. Форма выплаты доходов по ценным бумагам эмитента: *в денежной форме в безналичном порядке в валюте Российской Федерации.*

2.9. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента должно быть исполнено: *09 января 2007 г.*

2.10.	Общий размер процентов и (или) иного дохода, выплаченного по облигациям эмитента определенного выпуска (серии): *осуществлена выплата процентного (купонного) дохода по 5-му купону облигаций эмитента серии 04 в размере 124 660 000 (Сто двадцать четыре миллиона шестьсот шестьдесят тысяч) рублей.*
2.11.	Содержание обязательства эмитента, а для денежного обязательства или иного обязательства, которое может быть выражено в денежном выражении, - также размер такого обязательства в денежном выражении: *выплата купонного дохода по 5-му купону облигаций серии 04, который в денежном выражении составил 124 660 000 (Сто двадцать четыре миллиона шестьсот шестьдесят тысяч) рублей.*
2.12.	Факт исполнения обязательства эмитента: *обязательство по выплате купонного дохода по 5-му купону облигаций эмитента серии 04 исполнено в полном объеме.*

Генеральный директор А. И. Никулин

М.П.

Дата: 10.01.2007 г.

Report about a significant fact
"INFORMATION ABOUT THE YIELD ACCRUED AND (OR) PAID ON ISSUER'S SECURITIES",
"INFORMATION ABOUT THE TIME FOR THE FULLFILLMENT OF ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General information		
1.1.	Full name of the issuer	*"Sibirtelecom" Open Joint Stock Company*
1.2.	Short name of the issuer	*"Sibirtelecom" OJSC*
1.3.	Location of the issuer	*53 M. Gorkogo St., Novosibirsk*
1.4.	Primary State Registration Number of the issuer	*1025403189778*
1.5.	Taxpayer Identification Number of the issuer	*5407127828*
1.6.	Unique code of the issuer given by registering authority	*00195-A*
1.7.	Web site used by the issuer to disclose the information	*http://www.sibirtelecom.ru/investor/info.php*

2. Message content	
2.1.	Type, category, series, and other identification features of the securities: *documentary inconvertible interest-bearing owner bonds, 06-series hold in obligatory centralized custody, hereinafter referred to as Bonds.*
2.2.	The state registration number of the security issue, the date of state registration: *4-06-00195-A of April 12, 2005.*
2.3.	The name of the registering authority that performed state registration of the securities issue: *Federal Financial Markets Service of Russia.*
2.4.	The management body of the issuer, that made a decision about determination of the rate (the order of rate determination) of the interest (coupon) on the issuer's bounds: *The rate of the 3rd coupon is equal to the rate of the 1st one. The rate of the 1st coupon is determined according to the Decision on the Issue of Securities (State registration number 4-06-00195-A of April 12, 2005) approved by the Board of Directors of "Sibirtelecom" OJSC, record No. 19, on February 22, 2005. The rate of 7.85% per annum of the first coupon was approved by General Director, order No.348 of September 22, 2005.*
2.5.	The date of making a decision about determination of the rate (the order of rate determination) of the interest (coupon) on the issuer's bonds: *the date of approving the Decision on the Issue of Securities (State registration number 4-06-00195-A of April 12, 2005) by the Board of Directors of "Sibirtelecom" OJSC): February 22, 2005 ;* *the date of approving the rate of the 1st coupon of Bonds by General Director of "Sibirtelecom" OJSC: September 22, 2005.*
2.6.	The date of issuing a report of the meeting of the issuer's management body, where a decision was made on determination of the rate (the order of rate determination) of the interest (coupon) on the issuer's bonds: the order of determination of a Bond coupon rate: report No 19 of the meeting of the Board of Directors of *"Sibirtelecom" OJSC of February 25, 2005;* determination of the Bond coupon rate: *Order of General Director of September 22, 2005.*
2.7.	The total yield for the 3rd coupon due to payment on the issuer's Bonds: *78 280 000 (Seventy eight million two hundred eighty thousand) rubles.* The yield for the 3rd coupon due to payment on one Bond of the issuer: *39.14 rubles*

(Thirty nine rubles fourteen kopecks).

2.8. The form of payment of the yield on issuer's securities: *money cashless in the currency of the Russian Federation.*

2.9. The date of yield payment on the issuer's securities: *March 22, 2007.*

2.10. The total rate of interest and (or) other yield paid on the issuer's bonds of the specific issue (series): the payment of interest (coupon) yield for the 3rd coupon of issuer's bonds series 06 at the rate of *78 280 000 (Seventy eight million two hundred eighty thousand) rubles.*

2.11. The content of issuer's obligation and also the rate of such obligation in money terms for monetary obligation or other obligation that can be expressed in money terms: payment of coupon yield for the 3rd coupon of bonds series 06, that amounted to *78 280 000 (Seventy eight million two hundred eighty thousand) rubles in money terms.*

2.12. The fact of fulfilling the obligations by the issuer: *obligations of payment of the coupon yield for the 3rd coupon of bonds series 06 was fulfilled in full.*

First Deputy of General Director **I.V. Dadykin**

Date: March 23, 2007

Summary of the List of Affiliated Persons
of Sibirtelecom OJSC
(the "List)
as of December 31, 2006

The List contains detailed information on the legal entities and natural persons affiliated with Sibirtelecom OJSC, number of shares in their possession, their share in the Sibirtelecom OJSC charter capital. The second part of the List contains changes that took place during the last reporting period (from October 1, 2006 to December 31, 2006).

(Original full document in Russian is enclosed herewith)

Список аффилированных лиц

Открытого Акционерного Общества "Сибирьтелеком"

код эмитента 00195-А

на 31.12.2006

Место нахождение эмитента: 630099, г. Новосибирск, ул. М.Горького, 53

Информация, содержащаяся в настоящем списке аффилированных лиц, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Адрес страницы в сети Интернет: **www.sibirtelecom.ru**

Генеральный директор
ОАО «Сибирьтелеком» А.И. Никулин

11.01.2007 г.

М.П.

Коды эмитента	
ИНН	5407127828
ОГРН	1025403189778

I. Состав аффилированных лиц на 31 12 2006

N п/п	Полное фирменное наименование или ФИО аффилированного лица	Место нахождения юридического лица	Основание (основания), в силу которого лицо признается аффилированным	Дата наступления основания	Доля участия аффилированного лица в уставном капитале акционерного общества, %	Доля принадлежащих аффилированному лицу обыкновенных акций акционерного общества, %
1	2	3	4	5	6	7
1	НИКУЛИН АНАТОЛИЙ ИВАНОВИЧ		Является генеральным директором акционерного общества	05.03.2005	0,10435%	0,1368%
			Является членом Совета директоров акционерного общества	19.06.2006		
			Является членом Правления акционерного общества	21.07.2006		
2	БЕЛЯЕВ КОНСТАНТИН ВЛАДИМИРОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
3	БЕСКОРОВАЙНЫЙ АНДРЕЙ ВЛАДИМИРОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
4	ЕРМОЛИЧ АЛЕКСАНДР АРКАДЬЕВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
5	ЗАБУЗОВА ЕЛЕНА ВИКТОРОВНА		Является членом Совета директоров акционерного общества	19.06.2006	-	-
6	КОВАЛЕНКО ГЕННАДИЙ ИВАНОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
7	КУЗНЕЦОВ СЕРГЕЙ ИВАНОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
8	РЕПИН ИГОРЬ НИКОЛАЕВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
9	СИТНИКОВ СЕРГЕЙ ГЕОРГИЕВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	0,000596%	0,000733%

10	СТАТЬИН ВЛАДИМИР АНАТОЛЬЕВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	0,0003%	0,0004%
11	ЧЕЧЕЛЬНИЦКИЙ ЕВГЕНИЙ АЛЕКСАНДРОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	-	-
12	БОРЗЕНКО ИВАН ИВАНОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,000239%	0,0001%
13	ГРИБ АНАТОЛИЙ ВИКТОРОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,0005%	0,0001%
14	ДАДЫКИН ИВАН ВИТАЛЬЕВИЧ		Является членом Правления акционерного общества	21.07.2006	-	-
15	КИРИЧЕК НИНА ИВАНОВНА		Является членом Правления акционерного общества	21.07.2006	0,0249%	0,0296%
16	НОЗДРИН ВЛАДИМИР ВИКТОРОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,0047%	-
17	ШЕЙФЕР АЛЕКСАНДР АНДРЕЕВИЧ		Является членом Правления акционерного общества	21.07.2006	0,037%	0,048%
18	ХВОЩИНСКАЯ ГАЛИНА ИВАНОВНА		Является членом Правления акционерного общества	21.07.2006	0,00008%	-
19	ШАПОВАЛОВ ВЛАДИМИР НИКОЛАЕВИЧ		Является членом Правления акционерного общества	20.11.2006	0,00785%	0,006894%
			Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006		
20	ЛЕВИН ДМИТРИЙ НИКОЛАЕВИЧ		Акционерное общество входит в одну группу лиц с данным юридическим лицом	27.07.2006	-	-
21	ИВАНОВ СЕРГЕЙ МИХАЙЛОВИЧ		Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.10.2006	-	-
22	НАБОКА АЛЕКСАНДР ИВАНОВИЧ		Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.10.2006	-	-
23	ПОЛИВКИН ФЁДОР ПАВЛОВИЧ		Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.10.2006	-	-

24	МАЙБА ВЛАДИМИР ВАСИЛЬЕВИЧ		Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.10.2006	0,000355%	0,00047%
25	МИХОВСКИЙ ДАНИИЛ ВАЛЕРЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006	-	-
26	ИВАННИКОВ СЕРГЕЙ ЛЕОНИДОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006	-	-
27	АНТРОПОВ ВЛАДИМИР НИКОЛАЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006	-	-
28	ИЗОТОВ АЛЕКСЕЙ ВИКТОРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006	-	-
29	КОЗИНЦЕВ АЛЕКСАНДР АНАТОЛЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006	-	-
30	ЛИТВИШКО СЕРГЕЙ АЛЕКСЕЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006	-	-
31	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНВЕСТИЦИОННАЯ КОМПАНИЯ СВЯЗИ»	119121, г. Москва, ул. Плющиха, д. 55, стр. 2	Имеет право распоряжаться более чем 20 процентами голосующих акций общества	12.11.1996	38,23%	50,67%
32	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АЛТАЙСКАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ» (ЗАО «Алтел»)	656099, г. Барнаул, ул. Ленина, 54В	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
33	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «БАЙКАЛВЕСТКОМ»	664005, г. Иркутск, ул. 2-я Железнодорожная, 68	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-

34	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЕНИСЕЙТЕЛЕКОМ»	660020, г. Красноярск, ул. Качинская, 20	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
35	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СОТОВЫЙ ТЕЛЕФОН КУЗБАССА ДЖИ ЭС ЭМ» (ЗАО «СТеК Джи Эс Эм»)	650099, г. Кемерово, пр. Советский, 61	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
36	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЧитаНЭТ»	672000г. Чита, ул. Чайковского, 22	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
37	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НГТС-ПЕЙДЖ»	630078, г. Новосибирск, ул. Выставочная, 15/3	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	29.12.2000	-	-
38	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РЕГИОН – СЕТЬ»	630009, г. Новосибирск, ул. Добролюбова,12	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	03.07.1997	-	-
39	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АЛТАЙСКАЯ ИНВЕСТИЦИОННАЯ КОМПАНИЯ» (ЗАО «Алтинком»)	656049, г. Барнаул, ул. Интернациональная, 74	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
40	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АКЦИОНЕРНАЯ КОМПАНИЯ РАЗВИТИЯ ТЕЛЕФОННОЙ СВЯЗИ «МОБИЛТЕЛЕКОМ» (ОАО «АК Мобилтелеком»)	670000, г. Улан-Удэ, ул. Сухэ-Батора, 7	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	0,000314%	0,000416%
41	ОТКРЫТОЕ	630099, г.Новосибирск,	В данном юридическом лице	29.12.2000	-	-

	АКЦИОНЕРНОЕ ОБЩЕСТВО «РЕГИОНАЛЬНЫЕ ИНФОРМАЦИОННЫЕ СЕТИ», (ОАО «РИНЕТ»)	ул. Трудовая, 1	акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества			
42	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НОВОКОМ»	630099, г. Новосибирск, ул. Октябрьская, 17	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	29.12.2000	-	-
43	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕРОСС – НОВОСИБИРСК»	630099, г. Новосибирск, ул. Ленина, 12	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	04.10.1994	-	-
44	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АТС-41»	665700, Иркутская область, г. Братск, ул. Мира, 27	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
45	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АТС-32»	664002, г. Иркутск, ул. Мира, 94	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
46	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИРКУТСКАЯ РАСЧЕТНАЯ ПАЛАТА»	664025, г. Иркутск, ул. Российская, 12	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-
47	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦИФРОВАЯ СЕТЬ И ТЕЛЕКОММУНИКАЦИОННЫЕ СИСТЕМЫ НОВОСИБИРСКОЙ ОБЛАСТИ»	630099, г. Новосибирск, Красный проспект, 17	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	22.01.1996	-	-
48	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ	630099, г. Новосибирск, ул. Горького, 53	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20	03.10.2001	-	-

	«СВЯЗЬИНВЕСТ-МЕДИА-СИБИРЬ»		процентами долей в уставном капитале общества			
49	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ГИПРОСВЯЗЬ-СИБИРЬ»	630099, г. Новосибирск, ул. Горького, 53	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами долей в уставном капитале общества	25.02.2004	-	-
50	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АЛТАЙСВЯЗЬ»	656049, Алтайский край, г. Барнаул, пр.Красноармейский, 61а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	24.02.2005	-	-
51	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО МЕЖДУГОРОДНОЙ И МЕЖДУНАРОДНОЙ ЭЛЕКТРИЧЕСКОЙ СВЯЗИ «РОСТЕЛЕКОМ»	191002 г. Санкт-Петербург, ул. Достоевского, д.15	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.05.1997	-	-
52	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ВОЛГАТЕЛЕКОМ»	603000 г. Нижний Новгород, пл. Максима Горького, Дом связи	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
53	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ДАЛЬНЕВОСТОЧНАЯ КОМПАНИЯ ЭЛЕКТРОСВЯЗИ»	690950 г. Владивосток, ул. Светланская, 57	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
54	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ»	191186, г. Санкт-Петербург, ул. Гороховая, д.14/26	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
55	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «УРАЛСВЯЗЬИНФОРМ»	620014 г. Екатеринбург, ул. Московская, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
56	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦЕНТРАЛЬНАЯ ТЕЛЕКОММУНИКАЦИОН	141400 Московская область, г. Химки, ул. Пролетарская, 23	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-

	НАЯ КОМПАНИЯ»					
57	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ»	350000 г. Краснодар, ул. Карасунская, 66	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
58	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО СВЯЗИ И ИНФОРМАТИКИ РЕСПУБЛИКИ ДАГЕСТАН (ОАО «Дагсвязьинформ»)	367000, Республика Дагестан, г. Махачкала, пр. Расула Гамзатова, д.3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.1995	-	-
59	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ГИПРОСВЯЗЬ»	123298 г. Москва, ул. 3-я Хорошевская, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.05.1997	-	-
60	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦЕНТРАЛЬНЫЙ ТЕЛЕГРАФ»	125375 г. Москва, ул. Тверская, 7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.05.1997	-	-
61	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «МОБИЛЬНЫЕ ТЕЛЕКОММУНИКАЦИИ»	119121 г. Москва, ул. Плющиха, д.55, стр.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	15.09.1998	-	-
62	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ ЧАСТНОЕ ОХРАННОЕ ПРЕДПРИЯТИЕ «РОСТЕЛЕКОМ-БЕЗОПАСНОСТЬ»	127486, г. Москва, ул. Дегунинская, д.2, корп.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	29.07.2002	-	-
63	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СТРАХОВАЯ КОМПАНИЯ ПРОФСОЮЗА РАБОТНИКОВ СВЯЗИ «КОСТАРС»	129278, г.Москва, ул. Павла Корчагина, 2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	19.10.1993	-	-
64	ДЗАО «АРМАВИРСКИЙ ЗАВОД СВЯЗИ»	352903 Краснодарский край, г. Армавир, ул. Урупская, 1-а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.03.1999	-	-

65	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АКИБ РАЗВИТИЯ СРЕДСТВ СВЯЗИ И ИНФОРМАТИКИ «ПОЧТОБАНК»	614096 г. Пермь, ул. Ленина, 68	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.04.1998	-	-
66	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ВЕСТЕЛКОМ»	127018 г. Москва, ул. Сущевский вал, д.26	Акционерное общество входит в одну группу лиц с данным юридическим лицом	10.10.2002	-	-
67	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ВЛАДИМИР – ТЕЛЕСЕРВИС»	600017 г. Владимир, ул. Гороховая, д.20	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-
68	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ГЛОБАЛСТАР КОСМИЧЕСКИЕ ТЕЛЕКОММУНИКАЦИИ»	127427 г. Москва, ул. Дубовая Роща, д.25, стр.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	20.09.1996	-	-
69	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НАРОДНЫЙ ТЕЛЕФОН САРАТОВ»	410600 г. Саратов, ул. Киселева, 40	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-
70	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НИЖЕГОРОДСКАЯ СОТОВАЯ СВЯЗЬ»	603000 г. Н.Новгород, пл. М. Горького, Дом связи	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.03.1995	-	-
71	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НИЖЕГОРОДТЕЛЕСЕРВИС»	603000 г. Н.Новгород, пл. М. Горького, Дом связи	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.02.1997	-	-
72	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «НОВГОРОД ДЕЙТАКОМ»	173526, г. Великий Новгород, Панковка, ул. Индустриальная, д.22	Акционерное общество входит в одну группу лиц с данным юридическим лицом	15.06.2005	-	-
73	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ОРЕНБУРГ	460000 г. Оренбург, ул. Володарского, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-

	GSM»					
74	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ПЕРМТЕЛЕКОМ»	614097, г. Пермь, ул. Подлесная, 45	Акционерное общество входит в одну группу лиц с данным юридическим лицом	28.07.1995	-	-
75	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РОСТЕЛЕГРАФ»	103375 г. Москва, ул. Тверская, д.7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.09.1995	-	-
76	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РТК-ЦЕНТР»	107078 г. Москва, ул. Каланчеевская, д.15 а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	14.05.1997	-	-
77	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «УЛЬЯНОВСК-GSM»	432980 г. Ульяновск, ул. Л.Толстого, д.60	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-
78	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦИФРОВЫЕ ТЕЛЕКОММУНИКАЦИИ»	428000 г. Чебоксары, ул. Гагарина, д.20а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-
79	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СТАВТЕЛЕКОМ ИМ.В.И.КУЗЬМИНОВА»	355035 г. Ставрополь, пр. Октябрьской Революции,10/12	Акционерное общество входит в одну группу лиц с данным юридическим лицом	14.09.1995	-	-
80	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕКОМ» РЯЗАНСКОЙ ОБЛАСТИ	390006 г.Рязань, ул.Свободы, д.36	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-
81	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АМТ»	191186, г.Санкт-Петербург, ул. Б.Морская, д.24, каб.235	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.12.2001	-	-
82	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «БОНА»	163061 г. Архангельск, пр.Троицкий, д.45	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.11.2001	-	-
83	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ВЛАДИМИРСКИЙ ТАКСОФОН»	600014 г. Владимир, пр-т Строителей, 32 «а»	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-

84	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ВЯТКАСВЯЗЬСЕРВИС»	610000, г.Киров, ул.Дрелевского, 43/1	Акционерное общество входит в одну группу лиц с данным юридическим лицом	1994	-	-
85	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «МОБИЛКОМ»	600017, г. Владимир, ул. Мира, д.17	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-
86	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕПОРТ ИВАНОВО» (ТПИ)	153032 г. Иваново, ул.Ташкентская, 90	Акционерное общество входит в одну группу лиц с данным юридическим лицом	27.06.2005	-	-
87	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТЕЛЕКОМ-СТРОЙ»	153017 г.Иваново, 2-ой Минский пер., д.6	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-
88	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТЕЛЕКОМ-ТЕРМИНАЛ»	153000 г.Иваново, пр.Ленина, 13	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-
89	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ПТРК «УРАЛ-ИНФОРМ ТВ»	614060 г.Пермь, ул.Крупской, 2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.03.1995	-	-
90	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ФАКТОРИАЛ-99»	344082 г. Ростов-на-Дону, пер. Братский, 47	Акционерное общество входит в одну группу лиц с данным юридическим лицом	06.11.1997	-	-
91	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «СВЯЗЬ-СЕРВИС-ИРГА»	390046, г. Рязань, ул. Есенина, 21	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.11.2002	-	-
92	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕСВЯЗЬИНФОРМ»	430000 г. Саранск, ул. Большевистская, 13	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-
93	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ОЗДОРОВИТЕЛЬНЫЙ	352840 Краснодарский край, Туапсинский район, с. Ольгинка	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.12.2000	-	-

	КОМПЛЕКС «ОРБИТА»					
94	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ ЧАСТНОЕ ОХРАННОЕ ПРЕДПРИЯТИЕ «ЗАЩИТА»	400005 г.Волгоград, ул. Советская, 47/1	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.03.2002	-	-
95	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ИНТМАШСЕРВИС»	400131 г.Волгоград, ул. Голубинская, 8	Акционерное общество входит в одну группу лиц с данным юридическим лицом	23.04.1997	-	-
96	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦЕНТЕЛ»	125375, г. Москва, ул. Тверская, 7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.03.1998	-	-
97	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ОТКРЫТЫЕ КОММУНИКАЦИИ»	125993, г. Москва, ул. Правды, 24, стр. 4	Акционерное общество входит в одну группу лиц с данным юридическим лицом	07.08.2000	-	-
98	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНКОМ»	121021 г. Москва, Зубовский бульвар, 27/26, стр.3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	28.08.2000	-	-
99	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕКОМСИТИ»	103091, г. Москва, ул. Делегатская, д. 5	Акционерное общество входит в одну группу лиц с данным юридическим лицом	03.06.1997	-	-
100	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЮГСВЯЗЬСТРОЙ»	350040, г. Краснодар, ул. Айвазовского, 110/1	Акционерное общество входит в одну группу лиц с данным юридическим лицом	24.01.2001	-	-
101	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «МОСКОВСКИЙ ЦЕНТР НОВЫХ ТЕХНОЛОГИЙ И ТЕЛЕКОММУНИКАЦИЙ»	121002, г. Москва, ул. Арбат, 46	Акционерное общество входит в одну группу лиц с данным юридическим лицом	09.10.2002	-	-
102	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ПАНСИОНАТ «МАЛАХИТ»	334200 Украина, Автономная республика Крым, г. Ялта, ул. Щербака, 15	Акционерное общество входит в одну группу лиц с данным юридическим лицом	28.08.2000	-	-
103	ОБЩЕСТВО С ОГРАНИЧЕННОЙ	350062 г. Краснодар, ул. Гагарина, 67	Акционерное общество входит в одну группу лиц с данным	15.01.2003	-	-

	ОТВЕТСТВЕННОСТЬЮ «ЮГ-ГИПРОСВЯЗЬ»		юридическим лицом			
104	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «СВЯЗЬПРОЕКТСЕРВИС»	123298 г. Москва, ул. 3-я Хорошевская, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	19.04.1999	-	-
105	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ГИПРОСВЯЗЬ-КОНСАЛТИНГ»	123298 г. Москва, ул. 3-я Хорошевская, 11	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.03.1999	-	-
106	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦЕНТРТЕЛЕКОМСЕРВИС»	141400, Московская область, г. Химки, ул. Пролетарская, 23, ком 101	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.04.2003	-	-
107	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТАТИНКОМ-Т»	420140, Республика Татастан, г. Казань, ул. Ломжинская, д. 20А	Акционерное общество входит в одну группу лиц с данным юридическим лицом	13.10.2003	-	-
108	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "СТАРТКОМ"	117909 г. Москва, ГСП-1, 2-й Спасоналивковский пер., 6	Акционерное общество входит в одну группу лиц с данным юридическим лицом	20.08.1998	-	-
109	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "ФК-СВЯЗЬ"	109316 г. Москва, Волгоградский пр-т, 14	Акционерное общество входит в одну группу лиц с данным юридическим лицом	15.07.1998	-	-
110	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "РПК "СВЯЗИСТ"	118732, Ленинградская обл., Приозерский р-н, поселок Петровское	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.11.2003	-	-
111	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "РСУ-ТЕЛЕКОМ"	198095, г. Санкт-Петербург, пр. Стачек, д.18, корп.2, литер Б	Акционерное общество входит в одну группу лиц с данным юридическим лицом	25.11.2003	-	-
112	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «АРТЕЛЕКОМ СЕРВИС»	163071, г.Архангельск , проезд Приорова , д.4	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.11.2001	-	-
113	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ИК "СВЯЗЬ"	167610, Республика Коми, г.Сыктывкар, ул.Ленина, 60	Акционерное общество входит в одну группу лиц с данным юридическим лицом	12.04.1997	-	-

114	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "ЮТК-ФИНАНС"	350000, г. Краснодар, ул. Карасунская, 66	Акционерное общество входит в одну группу лиц с данным юридическим лицом	19.03.2003	-	-
115	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "РОССИЙСКАЯ ТЕЛЕКОММУНИКАЦИОННАЯ СЕТЬ"	101000, г. Москва, ул. Маросейка, 2/15	Акционерное общество входит в одну группу лиц с данным юридическим лицом	02.03.2004	-	-
116	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "ТРАНССВЯЗЬ"	603035, г. Нижний Новгород, ул. Чаалаева, 2а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	03.06.1997	-	-
117	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "ПАРМА ПЕЙДЖИНГ"	167610, республика Коми, г. Сыктывкар, ул. Коммунистическая, 31	Акционерное общество входит в одну группу лиц с данным юридическим лицом	12.04.2004	-	-
118	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТО «АКЦЕНТ»	350020, г. Краснодар, ул. Коммунаров, 235	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.08.2004	-	-
119	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТВЕРЬТЕЛЕКОМ»	170000, г. Тверь, ул. Новоторжская, 24	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.05.1998	-	-
120	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «СЗТ-ФИНАНС»	191186, г. Санкт-Петербург, ул. Большая Морская, 26, каб. 422	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.10.2004	-	-
121	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ТРК «ФОТОН»	350001, г. Краснодар, ул. Железнодорожная, 30	Акционерное общество входит в одну группу лиц с данным юридическим лицом	24.06.2004	-	-
122	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНФОРМАЦИОННЫЕ КОММЕРЧЕСКИЕ СЕТИ «ОМРИКС»	460018, г. Оренбург, ул. Терешковой, 10	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-
123	ОБЩЕСТВО С ОГРАНИЧЕННОЙ	197110, г.Санкт-Петербург,	Акционерное общество входит в одну группу лиц с данным	01.02.2005	-	-

	ОТВЕТСТВЕННОСТЬЮ «ГИПРОСВЯЗЬ-СЕВЕРО-ЗАПАД»	Константиновский пр-т, д.11а	юридическим лицом			
124	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕФОННАЯ КОМПАНИЯ – УРАЛ»	620090, г. Екатеринбург, ул. Техническая, 18б	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.01.2005	-	-
125	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РТКОМ»	430000, г.Саранск, ул. Косарева, 15	Акционерное общество входит в одну группу лиц с данным юридическим лицом	09.03.2005	-	-
126	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «БЕСПРОВОДНЫЕ ИНФОРМАЦИОННЫЕ ТЕХНОЛОГИИ»	г. Южно-Сахалинск, ул. Ленина, д.220	Акционерное общество входит в одну группу лиц с данным юридическим лицом	14.04..2005	-	-
127	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНТЕГРАТОР.РУ»	690950, г.Владивосток, ул. Светланская, д.57	Акционерное общество входит в одну группу лиц с данным юридическим лицом	31.05.2005	-	-
128	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АССОЦИАЦИЯ КАНАЛ ТВ»	454126, г. Челябинск, ул. Витебская, 4	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.06.2005	-	-
129	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ИНФОРМАЦИОННЫЕ ТЕХНОЛОГИИ СВЯЗИ (СВЯЗЬИНТЕК)»	119121, г. Москва, ул. Плющиха, 55, стр.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.06.2005	-	-
130	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "НИЖЕГОРОДСКИЙ ТЕЛЕСЕРВИС"	603000, г. Нижний Новгород, пл. Максима Горького, Дом связи	Акционерное общество входит в одну группу лиц с данным юридическим лицом	13.07.2005	-	-
131	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "САХАЛИНУГОЛЬ-	693000, г.Южно-Сахалинск, ул. Карла Маркса, 32	Акционерное общество входит в одну группу лиц с данным юридическим лицом	29.07.2005	-	-

	ТЕЛЕКОМ"					
132	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "НАЦИОНАЛЬНАЯ ТАКСОФОННАЯ СЕТЬ"	119121, г. Москва, ул. Плющиха, 55, стр.22	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	25.11.2004	-	-
133	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АТС»	170000, г.Тверь, ул. Новоторжская, 22а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.11.2005	-	-
134	НЕКОММЕРЧЕСКОЕ ПАРТНЕРСТВО «ЦЕНТР ИССЛЕДОВАНИЯ ПРОБЛЕМ РАЗВИТИЯ ТЕЛЕКОММУНИКАЦИЙ»	119121, г. Москва, ул. Плющиха, 55, стр.2	Акционерное общество входит в одну группу лиц с данным юридическим лицом	23.04.2001	-	-
135	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ГЛОБУС–ТЕЛЕКОМ»	127018, г. Москва, ул. Образцова, д.38	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.07.2006	-	-
136	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ТЕЛЕКОМЦЕНТР»	127550, г. Москва, Дмитровское шоссе, д.33 корп.4	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.07.2006	-	-
137	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЗЕБРА ТЕЛЕКОМ»	103051, г. Москва, ул. Трубная, д.24, корп.3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.07.2006	-	-
138	ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «А-СВЯЗЬ»	675000, г. Благовещенск, ул. Шевченко, д.7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	21.07.2006	-	-
139	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «САРАТОВ-МОБАЙЛ»	410600, г. Саратов, ул. Киселева, 40	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.2006	-	-
140	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ПЕНЗА МОБАЙЛ»	440606, г.Пенза, ул. Куприна, 1/3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.2006	-	-
141	ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЧУВАШИЯ-МОБАЙЛ»	428018, г. Чебоксары, ул. К.Иванова, 83	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.2006	-	-

142	ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ПАРМА-ИНФОРМ»	167982, г. Сыктывкар, ул. Интернациональная, 160	Акционерное общество входит в одну группу лиц с данным юридическим лицом	19.09.2006	-	-

II. Изменения, произошедшие в списке аффилированных лиц, за период

с 01 10 2006 по 31 12 2006

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
1	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц	11.06.2006	26.10.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "РУСЛИЗИНГСВЯЗЬ"	119991 ГСП-1 г. Москва В49, 2-й Спасоналивковский пер., 6	Акционерное общество входит в одну группу лиц с данным юридическим лицом	29.05.1997	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
2	Исключено из списка аффилированных лиц в связи с ликвидацией	29.08.2006	26.10.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ РОССИЙСКО-АМЕРИКАНСКОЕ СП «ИЖКОМ»	426057 г. Ижевск, ул. Пушкинская, 278	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
3	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц.	18.09.2006	26.10.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «САРАТОВ-МОБАЙЛ»	410600, г. Саратов, ул. Киселева, 40	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ПЕНЗА МОБАЙЛ»	440606, г.Пенза, ул. Куприна, 1/3	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЧУВАШИЯ-МОБАЙЛ»	428018, г. Чебоксары, ул. К.Иванова, 83	Акционерное общество входит в одну группу лиц с данным юридическим лицом	18.09.2006	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
4	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц.	19.09.2006	26.10.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ПАРМА-ИНФОРМ»	167982, г. Сыктывкар, ул. Интернациональная, 160	Акционерное общество входит в одну группу лиц с данным юридическим лицом	19.09.2006	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
5	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц.	30.09.2006	26.10.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ИНФОРМТЕК»	334200 Украина, Крым, г.Ялта, ул.Соханя, д.7	Акционерное общество входит в одну группу лиц с данным юридическим лицом	05.11.1997	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
6	Изменен адрес места нахождения юридического лица.	30.09.2006	26.10.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕФОННАЯ КОМПАНИЯ – УРАЛ»	620134, г.Екатеринбург, ул. Дружининская, 48а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.01.2005	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЕЛЕФОННАЯ КОМПАНИЯ – УРАЛ»	620090, г. Екатеринбург, ул. Техническая, 18б	Акционерное общество входит в одну группу лиц с данным юридическим лицом	11.01.2005	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
7	Изменено основание для признания лица аффилированным лицом	26.10.2006	26.10.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
НИКУЛИН АНАТОЛИЙ ИВАНОВИЧ		Является генеральным директором акционерного общества	05.03.2005	0,10435%	0,1368%
		Является членом Совета директоров акционерного общества	19.06.2006		
		Является членом Правления акционерного общества	21.07.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006		

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
НИКУЛИН АНАТОЛИЙ ИВАНОВИЧ		Является генеральным директором акционерного общества	05.03.2005	0,10435%	0,1368%
		Является членом Совета директоров акционерного общества	19.06.2006		
		Является членом Правления акционерного общества	21.07.2006		

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ГРИБ АНАТОЛИЙ ВИКТОРОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,0005%	0,0001%
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ГРИБ АНАТОЛИЙ ВИКТОРОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,0005%	0,0001%

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
НОЗДРИН ВЛАДИМИР ВИКТОРОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,0047%	-

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «НГТС-Пэйдж»	16.06.2004		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-41»	09.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-32»	27.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
НОЗДРИН ВЛАДИМИР ВИКТОРОВИЧ		Является членом Правления акционерного общества	21.07.2006	0,0047%	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ШЕЙФЕР АЛЕКСАНДР АНДРЕЕВИЧ		Является членом Правления акционерного общества	21.07.2006	0,037%	0,048%

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «НГТС-Пэйдж»	16.06.2004		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ШЕЙФЕР АЛЕКСАНДР АНДРЕЕВИЧ		Является членом Правления акционерного общества	21.07.2006	0,037%	0,048%

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЛЕВИН ДМИТРИЙ НИКОЛАЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006	-	-

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс Эм»	16.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЛЕВИН ДМИТРИЙ НИКОЛАЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ИВАНОВ СЕРГЕЙ МИХАЙЛОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах,	16.06.2006	-	-

		составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс Эм»			

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ИВАНОВ СЕРГЕЙ МИХАЙЛОВИЧ	-	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ШАПОВАЛОВ ВЛАДИМИР НИКОЛАЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «АТС-32»	27.06.2006	0,00785%	0,006894%

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ШАПОВАЛОВ ВЛАДИМИР НИКОЛАЕВИЧ	-	Акционерное общество входит в одну группу лиц с данным юридическим лицом	26.10.2006	0,00785%	0,006894%

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
8	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц.	26.10.2006	26.10.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ГРИШКО НИКОЛАЙ АЛЕКСАНДРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые	16.06.2006	0,00045%	-

		обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»			

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ПОЛИЩУК ПАВЕЛ ВИКТОРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физическое лицо, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ШИРШОВ ОЛЕГ ПЕТРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «НГТС-Пэйдж»	16.06.2004	0,0033%	0,00396%

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-41»	09.06.2006		
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-32»	27.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
КОЗИН ВЛАДИМИР ВЛАДИМИРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ЗАО «Байкалвестком»	16.06.2006	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
РЕРИХ ВЛАДИМИР ВИКТОРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-41»	09.06.2006	0,00071%	0,00025%

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ШЕРАШОВ ЮРИЙ ВАЛЕНТИНОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «АТС-41»	09.06.2006	0,00033%	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ПИРОЖКОВ СЕРГЕЙ МИХАЙЛОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «Енисейтелеком»	16.06.2006	-	-
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «АК Мобилтелеком»	23.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ВЕЛИЧКО ВЯЧЕСЛАВ ВИТАЛЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс Эм»	16.06.2006	0,000008%	0,000011%

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗДАРОВ АНДРЕЙ ВАЛЕНТИНОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «АК Мобилтелеком»	23.06.2006	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
РЫЖОВ ВЛАДИМИР АНАТОЛЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности во входящих в одну группу лиц юридических лицах, составляют более чем 50% состава совета директоров ОАО «НГТС-Пэйдж»	01.03.2005	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
МИХАЙЛОВ МИХАИЛ ГРИГОРЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют	16.06.2006	0,000026%	0,000034%

		более чем 50% состава совета директоров ОАО «Ринет»			

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
НОЗДРИН АЛЕКСЕЙ ВЛАДИМИРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «АК Мобилтелеком»	23.06.2006	-	-
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «ЧитаНЭТ»	16.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
АЛЕКСЕЕВ ВАЛЕРИЙ ПЕТРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета	16.06.2006	0,035396%	0,044343%

		директоров ЗАО «ЧитаНЭТ»			

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
БОДРОВА ЕЛЕНА МИХАЙЛОВНА		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «ЧитаНЭТ»	16.06.2006	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ПОДОЛЯНЧЕНКО ИГОРЬ ВЛАДИМИРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «ЧитаНЭТ»	16.06.2006	-	-
		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «Ринет»	16.06.2006		

		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «АК Мобилтелеком»	23.06.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
БЕЛЕНЬКИЙ ВАЛЕРИЙ ГРИГОРЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс Эм»	16.06.2006	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
КУПРИЯНОВ ЮРИЙ ГЕННАДЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «СТеК Джи Эс	16.06.2006	0,000503%	-

		Эм»			

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
СИМАКОВ СЕРГЕЙ ИВАНОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ЗАО «ЧитаНЭТ»	16.06.2006	0,009947%	0,011957%

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ПОДОЛЬСКАЯ АЛЛА НИКОЛАЕВНА		Принадлежит к той группе лиц, к которой принадлежит акционерное общество. Физические лица, исполняющие трудовые обязанности в данном юридическом лице, составляют более чем 50% состава совета директоров ОАО «АК Мобилтелеком»	23.06.2006	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
9	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц.	26.10.2006	26.10.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
НАБОКА АЛЕКСАНДР ИВАНОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ПОЛИВКИН ФЁДОР ПАВЛОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
МАЙБА ВЛАДИМИР ВАСИЛЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006	0,000355%	0,00047%

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
МИХОВСКИЙ ДАНИИЛ ВАЛЕРЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ИВАННИКОВ СЕРГЕЙ ЛЕОНИДОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
АНТРОПОВ ВЛАДИМИР НИКОЛАЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ИЗОТОВ АЛЕКСЕЙ ВИКТОРОВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
КОЗИНЦЕВ АЛЕКСАНДР АНАТОЛЬЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЛИТВИШКО СЕРГЕЙ АЛЕКСЕЕВИЧ		Принадлежит к той группе лиц, к которой принадлежит акционерное общество.	26.10.2006	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
10	Изменено основание для признания лица аффилированным лицом в связи с избранием лица в состав Правления акционерного общества	20.11.2006	20.11.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ШАПОВАЛОВ ВЛАДИМИР НИКОЛАЕВИЧ	-	Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006	0,00785%	0,006894%

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ШАПОВАЛОВ ВЛАДИМИР НИКОЛАЕВИЧ	-	Является членом Правления акционерного общества	20.11.2006	0,00785%	0,006894%

		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006		

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
11	Исключено из списка афилированных лиц в связи с продажей акций, принадлежащих акционерному обществу	21.11.2006	21.11.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЖЕЛТЫЕ СТРАНИЦЫ – ТОМСКТЕЛЕКОМ»	634034, г. Томск, ул. Кулева, 32	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
12	Исключены из списка аффилированных лиц в связи с исключением лица из состава Правления акционерного общества	30.11.2006	05.12.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ПОНОМАРЕВ ИЛЬЯ ВЛАДИМИРОВИЧ		Является членом Правления акционерного общества	21.07.2006	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЧЕРНИКОВА ТАМАРА АЛЕКСЕЕВНА		Является членом Правления акционерного общества	21.07.2006	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Summary of the Amendments to the List of Affiliated Persons of Sibirtelecom OJSC (the "Amendments")

The Amendments contain detailed information on the changes that took place in the list of Sibirtelecom OJSC affiliated persons from November 22, 2006 to December 5, 2006.

(Original full document in Russian is enclosed herewith)

Коды эмитента	
ИНН	5407127828
ОГРН	1025403189778

II. Изменения, произошедшие в списке аффилированных лиц, за период с 22.11.2006 по 05.12.2006

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
1	Исключены из списка аффилированных лиц в связи с исключением лица из состава Правления акционерного общества	30.11.2006	05.12.2006

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ПОНОМАРЕВ ИЛЬЯ ВЛАДИМИРОВИЧ		Является членом Правления акционерного общества	21.07.2006	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЧЕРНИКОВА ТАМАРА АЛЕКСЕЕВНА		Является членом Правления акционерного общества	21.07.2006	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Summary of the Amendments to the List of Affiliated Persons of Sibirtelecom OJSC (the "Amendments")

The Amendments contain detailed information on the changes that took place in the list of Sibirtelecom OJSC affiliated persons from January 1, 2007 to January 10, 2007.

(Original full document in Russian is enclosed herewith)

Изменения в списке аффилированных лиц

Открытого Акционерного Общества "Сибирьтелеком"

код эмитента 0 0 1 9 5 - А

Место нахождение эмитента: 630099, г. Новосибирск, ул. М.Горького, 53

Информация, содержащаяся в настоящем списке аффилированных лиц, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Адрес страницы в сети Интернет: **www.sibirtelecom.ru**

Генеральный директор
ОАО «Сибирьтелеком» А.И. Никулин

15.01.2007 г.

М.П.

Коды эмитента	
ИНН	5407127828
ОГРН	1025403189778

II. Изменения, произошедшие в списке аффилированных лиц, за период с 01.01.2007 по 10.01.2007

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
1	Изменилась доля аффилированного лица в уставном капитале акционерного общества.	25.12.2006	10.01.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ШАПОВАЛОВ ВЛАДИМИР НИКОЛАЕВИЧ		Является членом Правления акционерного общества	20.11.2006	0,00785%	0,006894%
		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ШАПОВАЛОВ ВЛАДИМИР НИКОЛАЕВИЧ		Является членом Правления акционерного общества	20.11.2006	-	-
		Акционерное общество входит в одну группу лиц с данным физическим лицом	26.10.2006		

Summary of the Amendments to the List of Affiliated Persons of Sibirtelecom OJSC (the "Amendments")

The Amendments contain detailed information on the changes that took place in the list of Sibirtelecom OJSC affiliated persons from January 11, 2007 to January 31, 2007.

(Original full document in Russian is enclosed herewith)

Изменения в списке аффилированных лиц

Открытого Акционерного Общества "Сибирьтелеком"

код эмитента 0 0 1 9 5 - A

Место нахождение эмитента: 630099, г. Новосибирск, ул. М.Горького, 53

Информация, содержащаяся в настоящем списке аффилированных лиц, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Адрес страницы в сети Интернет: **www.sibirtelecom.ru**

Генеральный директор
ОАО «Сибирьтелеком» А.И. Никулин

02.02.2007 г.

М.П.

Коды эмитента	
ИНН	5407127828
ОГРН	1025403189778

II. Изменения, произошедшие в списке аффилированных лиц, за период с 11.01.2007 по 31.01.2007

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
1	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц	04.10.2006	31.01.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АССОЦИАЦИЯ КАНАЛ ТВ»	454126, г. Челябинск, ул. Витебская, 4	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.06.2005	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
2	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц	06.10.2006	31.01.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО	430000 г. Саранск, ул. Большевистская, 13	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-

«ТЕЛЕСВЯЗЬИНФОРМ»					

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
3	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц	13.10.2006	31.01.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АКИБ РАЗВИТИЯ СРЕДСТВ СВЯЗИ И ИНФОРМАТИКИ «ПОЧТОБАНК»	614096 г. Пермь, ул. Ленина, 68	Акционерное общество входит в одну группу лиц с данным юридическим лицом	30.04.1998	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
4	Добавлено в список аффилированных лиц в связи с вступлением в группу лиц.	05.12.2006	31.01.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ	199226, г.Санкт-Петербург, В.О.	Акционерное общество входит в одну группу лиц с данным	05.12.2006	-	-

ОБЩЕСТВО «САНКТ-ПЕТЕРБУРСКАЯ ИНФОРМАЦИОННАЯ КОМПАНИЯ» (СПИК)	ул.Кораблестроителей, д.21, корп.1, лит.В	юридическим лицом			

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
5	Изменен адрес места нахождения аффилированного лица.	11.12.2006	31.01.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «УЛЬЯНОВСК-GSM»	432980 г. Ульяновск, ул. Л.Толстого, д.60	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «УЛЬЯНОВСК-GSM»	432063, г.Ульяновск, ул.Гончарова, д.52	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
6	Исключено из списка аффилированных лиц в связи с прекращением участия в группе лиц	29.12.2006	31.01.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ "ПАРМА ПЕЙДЖИНГ"	167610, республика Коми, г. Сыктывкар, ул. Коммунистическая, 31	Акционерное общество входит в одну группу лиц с данным юридическим лицом	12.04.2004	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
-	-	-	-	-	-

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
7	Изменен адрес места нахождения аффилированного лица.	31.12.2006	31.01.2007

Содержание сведений об аффилированном лице *до* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦИФРОВЫЕ ТЕЛЕКОММУНИКАЦИИ»	428000 г. Чебоксары, ул. Гагарина, д.20а	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦИФРОВЫЕ ТЕЛЕКОММУНИКАЦИИ»	428000 г. Чебоксары, ул. Шумилова, д.20	Акционерное общество входит в одну группу лиц с данным юридическим лицом	01.12.2002	-	-

Summary of the Amendments to the List of Affiliated Persons of Sibirtelecom OJSC (the "Amendments")

The Amendments contain detailed information on the changes that took place in the list of Sibirtelecom OJSC affiliated persons from January 31, 2007 to February 12, 2007.

(Original full document in Russian is enclosed herewith)

Изменения в списке аффилированных лиц

Открытого Акционерного Общества "Сибирьтелеком"

код эмитента | 0 | 0 | 1 | 9 | 5 | - | A |

Место нахождение эмитента: 630099, г. Новосибирск, ул. М.Горького, 53

Информация, содержащаяся в настоящем списке аффилированных лиц, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Адрес страницы в сети Интернет: **www.sibirtelecom.ru**

Генеральный директор
ОАО «Сибирьтелеком» А.И. Никулин

13.02.2007 г.

М.П.

Коды эмитента	
ИНН	5407127828
ОГРН	1025403189778

II. Изменения, произошедшие в списке аффилированных лиц, за период

с 31.01.2007 по 12.02.2007

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
1	Изменено основание для признания юридического лица аффилированным лицом акционерного общества	12.02.2007	12.02.2007

Содержание сведений об аффилированном лице *до* изменения:

Полное фирменное наименование или ФИО аффилированного лица	Место нахождения юридического лица	Основание (основания), в силу которого лицо признается аффилированным	Дата наступления основания	Доля участия аффилированного лица в уставном капитале акционерного общества, %	Доля принадлежащих аффилированному лицу обыкновенных акций акционерного общества, %
2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СОТОВЫЙ ТЕЛЕФОН КУЗБАССА ДЖИ ЭС ЭМ» (ЗАО «СТеК Джи Эс Эм»)	650099, г. Кемерово, пр. Советский, 61	В данном юридическом лице акционерное общество имеет право распоряжаться более чем 20 процентами голосующих акций общества	30.11.2002	-	-

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СОТОВЫЙ ТЕЛЕФОН КУЗБАССА ДЖИ ЭС ЭМ» (ЗАО «СТеК Джи Эс Эм»)	650099, г. Кемерово, пр. Советский, 61	Акционерное общество входит в одну группу лиц с данным юридическим лицом	12.02.2007	-	-

Summary of the Amendments to the List of Affiliated Persons of Sibirtelecom OJSC (the "Amendments")

The Amendments contain detailed information on the changes that took place in the list of Sibirtelecom OJSC affiliated persons from February 13, 2007 to March 6, 2007.

(Original full document in Russian is enclosed herewith)

Изменения в списке аффилированных лиц

Открытого Акционерного Общества "Сибирьтелеком"

код эмитента | 0 | 0 | 1 | 9 | 5 | - | A |

Место нахождение эмитента: 630099, г. Новосибирск, ул. М.Горького, 53

Информация, содержащаяся в настоящем списке аффилированных лиц, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Адрес страницы в сети Интернет: **www.sibirtelecom.ru**

И.о. первого заместителя
генерального директора
ОАО «Сибирьтелеком» А.А. Шейфер

07.03.2007 г.

М.П.

Коды эмитента	
ИНН	5407127828
ОГРН	1025403189778

II. Изменения, произошедшие в списке аффилированных лиц, за период с 13.02.2007 по 06.03.2007

N п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
1	Изменено основание для признания лица аффилированным лицом в связи с прекращением полномочий генерального директора акционерного общества	05.03.2007	06.03.2007

Содержание сведений об аффилированном лице *до* изменения:

Полное фирменное наименование или ФИО аффилированного лица	Место нахождения юридического лица	Основание (основания), в силу которого лицо признается аффилированным	Дата наступления основания	Доля участия аффилированного лица в уставном капитале акционерного общества, %	Доля принадлежащих аффилированному лицу обыкновенных акций акционерного общества, %
2	3	4	5	6	7
НИКУЛИН АНАТОЛИЙ ИВАНОВИЧ		Является генеральным директором акционерного общества	05.03.2005	0,10435%	0,1368%
		Является членом Совета директоров акционерного общества	19.06.2006		
		Является членом Правления акционерного общества	21.07.2006		

Содержание сведений об аффилированном лице *после* изменения:

2	3	4	5	6	7
НИКУЛИН АНАТОЛИЙ ИВАНОВИЧ		Является членом Совета директоров акционерного общества	19.06.2006	0,10435%	0,1368%
		Является членом Правления акционерного общества	21.07.2006		

Press release

March 12, 2007

The candidates to Sibirtelecom OJSC Board of Directors and Auditing Committee are nominated

On March 6, 2007 the Board of Directors approved the list of 24 candidates to the Board of Directors and the list of 8 candidates to the Auditing Committee.

The candidate list for Sibirtelecom OJSC Board of Directors includes:

Aksenova Maria Dmitrievna – Editor-in-Chief of "Mir Encyklopedy Avanta+";

Vlasova Svetlana Borisovna – Federal Communications Agency, Deputy Head;

Garshin Irog Veniaminovich – Sistema Telecom CJSC, Department of Foreign-economic Relations, Director;

Gorbunov Alexander Evgenyevich – Comstar UTS OJSC, Vice-President for Strategy and Development;

Ishbulatov Roman Kasimovich - Moscow representative office of NCH Advisors, Inc., Lawyer;

Kalinin Sergey Petrovich - AKTSYA Holding Company, LLC, Director

Kachurin Alexandr Vladimirovich - Svyazinvest OJSC, Corporate Governance and Legal Department, Deputy Head of Division.

Kashtanov Anatoly Nikolayevich – Upper Chamber of the Federal Assembly of the Russian Federation (The Council of Federation of the Federal Assembly of the Russian Federation), Commission on Natural Monopolies, Expert;

Kiselev Alexandr Nikolayevich - Svyazinvest OJSC, Director General;

Kovalenko Gennady Ivanovich - Svyazinvest OJSC representative;

Kudryavtsev Gennady Georgievich - Svyazinvest OJSC representative;

Kuznetsov Sergey Ivanovich - Svyazinvest OJSC representative;

Mikhailov Oleg Mikhailovich - Svyazinvest OJSC, External Communications Department, Director;

Morozov Andrey Vladimirovich - Moscow representative office of NCH Advisors, Inc., Head of legal Division.

Nechaev Evgeny Alexandrovich - Svyazinvest OJSC, Strategic Development Department, Head of Division;

Nikulin Anatoly Ivanovich - Sibirtelecom OJSC, Deputy Chairman of the Sibirtelecom Board of Directors.

Porshakov Sergey Alexeyevich – Holding Company Interros CJSC, Head of Corporate Programs Administration;

Repin Igor Nikolayevich - Investor Protection Association, Deputy Executive Director

Seryogin Oleg Valentinovich – Asset Management Company Interfin CAPITAL CJSC, Director General;

Sitnikov Sergey Georgiyevich - Siberian State University for Telecommunications and Information Technology, Rector;

Solomentsev Oleg Viktorovich - Management Company Management-Centre CJSC, Head of Corporate Relations Administration;

Statyin Vladimir Anatolyevich - Association for Protecting Interests of Stockholders in Enterprises and Organizations (Non-commercial Partnership) , General Director;

Tuhkur Alexey Ernestovich - Management Company Alfa-Capital LLC, First Deputy Director General

Chechelnitsky Evgeny Alexandrovich - Svyazinvest OJSC, Deputy Director General.

The candidate list for Sibirtelecom OJSC Auditing Committee includes:

Batmanov Mikhail Vladimirovich - Svyazinvest OJSC, Corporate Governance and Legal Department, Head of Division;

Yevstafyeva Margarita Sergeyevna - Svyazinvest OJSC, Economics and Finance Department, Head of Groupe.

Korolyova Olga Grigoryevna – Svyazinvest OJSC, Chief Accountant;

Lisenkov Viktor Nikolayevich - Sistema Telecom CJSC, External Relations and Government Relations Department, Director;

Polovnev Igor Georgiyevich - Investor Protection Association, Economist

Tretyakov Mikhail Viktorovich - Svyazinvest OJSC, Economics and Finance Department, Head of Division;

Charkovsky Vyacheslav Yuryevich - Svyazinvest OJSC, Accounting, Tax and Statistics Department, Chief specialist;

Shevchuk Alexander Viktorovich - Investor Protection Association , Expert.

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452) is one of the largest Russian telecommunication operators, conducts business in Siberian Federal District. Today the company is the leader on telecommunication market of Siberia; it occupies 46.5% of the total market share. On the regional market of telecom services the company's share is - 83% of local wireline communication services, 95% of intrazone communication services, 51% of internet access services, 23% of cellular communication services. The company serves more than 4.2 million fixed line subscribers and more than 3.3 million cellular subscribers. Company's advantage is a developed networks infrastructure and an opportunity to provide the complex of services to all categories of subscribers, such as residential customers and corporate customers, on the whole service area. The main Sibirtelecom's OJSC shareholder is Svyazinvest OJSC (50.67% of ordinary shares).

PR department
Sibirtelecom OJSC
tel.: +7 (383) 2191567, 2191576
e-mail: pr@sibirtelecom.ru
www.sibirtelecom.ru

Press release

March 6, 2007

Expiration of the term of office of Sibirtelecom OJSC Director General

March 5, 2007 is the date of expiration of the term of office of Sibirtelecom OJSC Director General Anatoly Nikulin appointed by the Board of Directors of Sibirtelecom OJSC.

Anatoly Nikulin was the head of Sibirtelecom OJSC, an inter-regional communication company, from its establishment in December 2002. In the period of his direction the market capitalization of the Company increased more than 4.3 times and amounted to USD1,630 mln as of January 01, 2007.

Additional information is available on the web-site of Sibirtelecom OJSC http://www2.sibirtelecom.ru/bio1.

Management of the current activity from March 6, 2007 has been carried out by Ivan Dadykin, First Deputy Director General of Sibirtelecom OJSC.

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452) is one of the largest Russian telecommunication operators, conducts business in Siberian Federal District. Today the company is the leader on telecommunication market of Siberia; it occupies 46.5% of the total market share. On the regional market of telecom services the company's share is - 83% of local wireline communication services, 95% of intrazone communication services, 51% of internet access services, 23% of cellular communication services. The company serves more than 4.2 million fixed line subscribers and more than 3.3 million cellular subscribers. Company's advantage is a developed networks infrastructure and an opportunity to provide the complex of services to all categories of subscribers, such as residential customers and corporate customers, on the whole service area. The main Sibirtelecom's OJSC shareholder is Svyazinvest OJSC (50.67% of ordinary shares).

PR department
Sibirtelecom OJSC
tel.: +7 (383) 2191567, 2191576
e-mail: pr@sibirtelecom.ru
www.sibirtelecom.ru

Summary of the Report about Procedure of Access to the Information Provided in the Quarterly Report
(the "Report")

08.02.2007

The Report provides information about procedure of access to the information provided in the Quarterly Report of Sibirtelecom OJSC for 4th Quarter 2006 (the "Quarterly Report"). The Quarterly Report was made public on Sibirtelecom OJSC's website on February 8, 2007. A copy of the Quarterly Report shall be provided to the Sibirtelecom OJSC shareholders and other persons concerned for value which shall not exceed costs of making copies. A copy shall be provided not later than in 7 days upon request.

Summary
of the Quarterly Report of Sibirtelecom OJSC for 4th Quarter 2006
(the "Quarterly Report")

The Quarterly Report contains certain basic information about Sibirtelecom OJSC (the "**Issuer**"):

- Full name: Sibirtelecom Open Joint-Stock Company;
- Address: 53, M. Gorky St., Novosibirsk, Russia;
- Date of state registration: 30 May, 1994; number of state registration certificate: ГР 1161.

The Quarterly Report includes information concerning the Issuer's accountant, financial counselors, members of the Issuer's management bodies, including financial control bodies, as well as information regarding Issuer's employees and a full list of Issuer's bank accounts. The Issuer's accountant is KPMG CJSC. Financial counselors are Federal Fund Corporation OJSC and Investment Company AVK CJSC.

The Quarterly Report provides certain information about Issuer's financial activity and position in Q4 2006. Market capitalization of the Issuer as calculated on the basis of the market value of common shares and preferred shares as at the end of Q4 2006 stood at RUR 44,672,284,431. The total number of Issuer's common shares as at that date was 12,011,401,829; the total number of Issuer's preferred shares was 3,908,420,014.

Information about Issuer's financial activity (2006 annual financial statements and Q4 2006 quarterly financial statements) wasn't furnished with the Quarterly Report.

The Quarterly Report includes detailed information about Issuer's position in the telecommunications industry. The Issuer is the principal telecommunication company in the Siberian Federal District. The Issuer does not render trunk communication and international telecommunication services. The main competition of the Issuer with other companies is on the mobile telecommunication market. The main competitors of the Issuer are MTS, Megafon and Beeline – the major Russian companies on the mobile telecommunication market.

The Issuer's goals are:

1. to improve quality of services;
2. to extend range of services;
3. to develop well-known brands;
4. to develop multiserver nets and access nets on the basis of ADSL and SHDSL.

The Quarterly Report contains a list of the Issuer's subsidiaries and affiliates (23 subsidiaries and affiliates in total).

The Issuer's authorized and paid in capital as at the end of Q4 2006 stood at RUR 2,387,973,276.45.

The key shareholders of the Issuer are:

- Svyazinvest OJSC owning 50.67% of its common stock (or 38.23% of the total authorized capital);

- ING Bank (Eurasia) CJSC, Depository Clearing Company CJSC and Nonprofit partnership National Depositary Center owning 19.75%, 6.09% and 8.95% of all Issuer's common shares respectively.

According to the Quarterly Report, during Q4 2006 the Board of Directors of the Issuer approved 4 transactions in the aggregate amount of RUR 22,314,750.

Further, the Quarterly Report comprises information concerning the Issuer's shares and previous issue of securities. No issue of securities by the Issuer took place during the reporting period.

Full text of the Quarterly Report in Russian is enclosed herewith.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

Открытое акционерное общество «Сибирьтелеком»

Код эмитента: 00195-А

за IV квартал 2006 года

Место нахождения: Россия, г. Новосибирск, ул. М. Горького, 53

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор ___ февраля 2007г.	____________ подпись	____________ А.И. Никулин
Главный бухгалтер ___ февраля 2007г.	____________ подпись М.П.	____________ Г.И. Хвощинская

Контактное лицо: начальник отдела ценных бумаг и работы с акционерами – Банникова Людмила Григорьевна

Телефон: (383) 219-11-95 Факс: (383) 223-54-45

Адрес страницы в сети Интернет, на которой раскрывается информация, содержащаяся в настоящем ежеквартальном отчете: www.sibirtelecom.ru/investor/archot.php

Введение

а) Полное фирменное наименование эмитента:
Открытое акционерное общество «Сибирьтелеком» *(далее – Эмитент, Общество)*
Open Joint-Stock Company Sibirtelecom

Сокращенное наименование эмитента:
ОАО «Сибирьтелеком»
OJSC Sibirtelecom

б) Место нахождения эмитента:
Россия, г. Новосибирск, ул. М.Горького,53

в) Номера контактных телефонов эмитента, адрес электронной почты:
Тел.: ***(383) 219-11-06; 219-11-69*** Факс: ***(383) 223-54-45***
Адрес электронной почты: ***office@sibirtelecom.ru***

г) Адрес страницы в сети "Интернет", на которой публикуется полный текст ежеквартального отчета эмитента: ***www.sibirtelecom.ru/investor/archot.php***

д) основные сведения о ценных бумагах Эмитента, находящихся в обращении:

1. Вид: ***акции***
Форма ценных бумаг: ***именные бездокументарные***
Категория: ***привилегированные***
Тип акций: ***А***
Количество ценных бумаг выпуска: ***3 908 420 014 шт.***
Номинальная стоимость одной ценной бумаги выпуска: ***0,15 руб.***

2. Вид: ***акции***
Форма ценных бумаг: ***именные бездокументарные***
Категория: ***обыкновенные***
Количество ценных бумаг выпуска: ***12 011 401 829 шт.***
Номинальная стоимость одной ценной бумаги выпуска: ***0,15 руб.***

3. Вид: ***облигации***
Форма ценных бумаг: ***документарные на предъявителя***
Серия: ***04***
Количество ценных бумаг выпуска: ***2 000 000 шт.***
Номинальная стоимость одной ценной бумаги выпуска: ***1000 руб.***

4. Вид: ***облигации***
Форма ценных бумаг: ***документарные на предъявителя***
Серия: ***05***
Количество ценных бумаг выпуска: ***3 000 000 шт.***
Номинальная стоимость одной ценной бумаги выпуска: ***1000 руб.***

5. Вид: ***облигации***
Форма ценных бумаг: ***документарные на предъявителя***
Серия: ***06***
Количество ценных бумаг выпуска: ***2 000 000 шт.***
Номинальная стоимость одной ценной бумаги выпуска: ***1000 руб.***

6. Вид: ***облигации***
Форма ценных бумаг: ***документарные на предъявителя***

Серия: *07*
Количество ценных бумаг выпуска: *2 000 000 шт.*
Номинальная стоимость одной ценной бумаги выпуска: ***1000 руб.***

е) иная информация: *отсутствует*

Настоящий ежеквартальный отчет содержит оценки и прогнозы уполномоченных органов управления эмитента касательно будущих событий и/или действий, перспектив развития отрасли экономики, в которой эмитент осуществляет основную деятельность, и результатов деятельности эмитента, в том числе планов эмитента, вероятности наступления определенных событий и совершения определенных действий. Инвесторы не должны полностью полагаться на оценки и прогнозы органов управления эмитента, так как фактические результаты деятельности эмитента в будущем могут отличаться от прогнозируемых результатов по многим причинам. Приобретение ценных бумаг эмитента связано с рисками, описанными в настоящем ежеквартальном отчете.

I. Краткие сведения о лицах, входящих в состав органов управления эмитента, сведения о банковских счетах, об аудиторе, оценщике и о финансовом консультанте эмитента, а также об иных лицах, подписавших ежеквартальный отчет.

1.1. Лица, входящие в состав органов управления эмитента.

Совет директоров:

Персональный состав совета директоров, избранный годовым общим собранием акционеров 19 июня 2006г. (протокол № 1):

Председатель Совета директоров
Беляев Константин Владимирович, 1968 г.р.

Члены Совета директоров:
Бескоровайный Андрей Владимирович, 1958 г.р.
Ермолич Александр Аркадьевич, 1950 г.р.
Забузова Елена Викторовна, 1950 г.р.
Кузнецов Сергей Иванович, 1953 г.р.
Коваленко Геннадий Иванович, 1946 г.р.
Никулин Анатолий Иванович, 1950 г.р.
Репин Игорь Николаевич, 1966 г.р.
Ситников Сергей Георгиевич, 1949 г.р.
Статьин Владимир Анатольевич, 1959 г.р.
Чечельницкий Евгений Александрович, 1973 г.р.

Коллегиальный исполнительный орган (правление):

Председатель правления:
Никулин Анатолий Иванович, 1950 г.р.

Члены Правления:
Борзенко Иван Иванович, 1951 г.р.
Гриб Анатолий Викторович, 1961 г.р.
Дадыкин Иван Витальевич, 1960 г.р.
Киричек Нина Ивановна, 1948 г.р.
Ноздрин Владимир Викторович, 1950 г.р.
Хвощинская Галина Ивановна, 1965 г.р.
Шаповалов Владимир Николаевич, 1962 г.р.
Шейфер Александр Андреевич, 1952 г.р.

Единоличный исполнительный орган (генеральный директор):
Никулин Анатолий Иванович, 1950 г.р.

1.2. Сведения о банковских счетах эмитента.

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Центральное ОСБ №139 СБ РФ***
ИНН: ***7707083893***
БИК: ***45004641***
Корреспондентский счет: ***30101810500000000641***
Тип и номер счета эмитента: ***расчетный 40702810144070102945***

Российской Федерации (открытое акционерное общество)
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Байкальский банк СБ РФ***
ИНН: ***7707083893***
БИК: ***42520607***
Корреспондентский счет: ***30101810900000000607***
Тип и номер счета эмитента: ***расчетный 40702810118020101326***

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Читинское ОСБ № 8600 СБ РФ***
ИНН: ***7707083893***
БИК: ***47601637***
Корреспондентский счет: ***30101810500000000637***
Тип и номер счета эмитента: ***расчетный 40702810474000103958***

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Кемеровское ОСБ № 8615 СБ РФ***
ИНН: ***7707083893***
БИК: ***43207612***
Корреспондентский счет: ***30101810200000000612***
Тип и номер счета эмитента: ***расчетный 40702810226020102800***

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Томское ОСБ № 8616 СБ РФ***
ИНН: ***7707083893***
БИК: ***46902606***
Корреспондентский счет: ***30101810800000000606***
Тип и номер счета эмитента: ***расчетный 40702810464010136540***

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Бурятское ОСБ № 8601 СБ РФ***
ИНН: ***7707083893***
БИК: ***48142604***
Корреспондентский счет: ***30101810400000000604***
Тип и номер счета эмитента: ***расчетный 40702810509160106598***

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Алтайский банк СБ РФ***

ИНН: *7707083893*
БИК: *40173604*
Корреспондентский счет: *30101810200000000604*
Тип и номер счета эмитента: ***расчетный 40702810602020001850***

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Восточно-Сибирский банк СБ РФ***
ИНН: *7707083893*
БИК: *40407627*
Корреспондентский счет: *30101810800000000627*
Тип и номер счета эмитента: ***расчетный 40702810731280113856***

Полное фирменное наименование банка: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***
Сокращенное фирменное наименование: ***Сбербанк России (ОАО)***
Место нахождения: ***г. Москва, ул. Вавилова, 19***
Подразделение банка, в котором открыт счет: ***Омское ОСБ № 8634 СБ РФ***
ИНН: *7707083893*
БИК: *45209673*
Корреспондентский счет: *30101810900000000673*
Тип и номер счета эмитента: ***расчетный 40702810345000104357***

Полное фирменное наименование банка: ***Открытое акционерное общество коммерческий банк "Акцепт"***
Сокращенное фирменное наименование: ***ОАО КБ "Акцепт"***
Место нахождения: ***г. Новосибирск, ул. Советская, 14***
ИНН: *5405114781*
БИК: *45004815*
Корреспондентский счет: *30101810200000000815*
Тип и номер счета эмитента: ***расчетный 40702810000000001568***

1.3. Сведения об аудиторе (аудиторах) эмитента.

Полное наименование: *Закрытое акционерное общество «КПМГ»*
Сокращенное наименование: *ЗАО «КПМГ»*
Место нахождения ***Российская Федерация, г. Москва, Олимпийский проспект д. 18/1, ком. 3035***
ИНН: *7702019950*
Тел.: *(495) 937 44 77* Факс: *(495) 937 44 00*

Данные о лицензии аудитора:
Номер лицензии: ***Е 003330***
Дата выдачи: ***17.01.2003***
Срок действия: ***17.01.2008***
Орган, выдавший лицензию: ***Министерство финансов РФ***

Финансовый год (годы), за который (за которые) аудитором проводилась независимая проверка бухгалтерского учета и финансовой (бухгалтерской) отчетности эмитента:
Аудиторская проверка бухгалтерской отчетности не проводилась в связи с избранием данного аудитора на годовом общем собрании акционеров 19 июня 2006 года.

Факторы, которые могут оказать влияние на независимость аудитора от эмитента и меры, предпринятые эмитентом и аудитором для снижения влияния указанных факторов:
Согласно статьи 12 Федерального закона «Об аудиторской деятельности» №119-ФЗ от 07.02.2001 года, аудит не может осуществляться:

1) аудиторами, являющимися учредителями (участниками) аудируемых лиц, их руководителями, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности;

2) аудиторами, состоящими с учредителями (участниками) аудируемых лиц, их должностными лицами, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности, в близком родстве (родители, супруги, братья, сестры, дети, а также братья, сестры, родители и дети супругов);

3) аудиторскими организациями, руководители и иные должностные лица которых являются учредителями (участниками) аудируемых лиц, их должностными лицами, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности;

4) аудиторскими организациями, руководители и иные должностные лица которых состоят в близком родстве (родители, супруги, братья, сестры, дети, а также братья, сестры, родители и дети супругов) с учредителями (участниками) аудируемых лиц, их должностными лицами, бухгалтерами и иными лицами, несущими ответственность за организацию и ведение бухгалтерского учета и составление финансовой (бухгалтерской) отчетности;

5) аудиторскими организациями в отношении аудируемых лиц, являющихся их учредителями (участниками), в отношении аудируемых лиц, для которых эти аудиторские организации являются учредителями (участниками), в отношении дочерних организаций, филиалов и представительств указанных аудируемых лиц, а также в отношении организаций, имеющих общих с этой аудиторской организацией учредителей (участников);

6) аудиторскими организациями и индивидуальными аудиторами, оказывавшим в течение трех лет, непосредственно предшествовавших проведению аудиторской проверки, услуги по восстановлению и ведению бухгалтерского учета, а также по составлению финансовой (бухгалтерской) отчетности физическим и юридическим лицам, - в отношении этих лиц.

Факторы, которые могут оказать влияние на независимость аудитора от Эмитента: ***отсутствуют.***

Наличие долей участия аудитора (должностных лиц аудитора) в уставном капитале эмитента: ***нет.***

Предоставление заемных средств аудитору (должностным лицам аудиторов) эмитентом: ***нет.***

Наличие тесных деловых взаимоотношений (участие в продвижении продукции (услуг) эмитента, участие в совместной предпринимательской деятельности и т.д.), а также родственных связей: ***нет.***

Сведения о должностных лицах эмитента, являющихся одновременно должностными лицами аудитора: ***таких лиц нет.***

Порядок выбора аудитора эмитента:

Наличие процедуры тендера, связанного с выбором аудитора: ***имеется.***

Процедура выдвижения кандидатуры аудитора для утверждения собранием акционеров:

В соответствии со ст. 17 Устава общества: «Для проверки и подтверждения правильности годовой финансовой отчетности Общество ежегодно привлекает профессионального аудитора, не связанного имущественными интересами с Обществом или его акционерами.

Аудитор осуществляет проверку финансово-хозяйственной деятельности Общества в соответствии с правовыми актами Российской Федерации на основании заключаемого с ним договора».

Выбор кандидатуры аудитора осуществляется в соответствии с Положением о порядке проведения конкурса по выбору аудиторской организации для обязательной аудиторской проверки ведения бухгалтерского учета и финансовой отчетности ОАО «Сибирьтелеком», утвержденным советом директоров (протокол № 18 от 21.02.06).

Вопрос о выборе аудитора включается в повестку дня годового общего собрания акционеров.

Общее собрание акционеров утверждает аудитора Общества. Условия договора, заключаемого с аудитором, в том числе размер оплаты его услуг, утверждаются Советом директоров Общества.

Существенных интересов, связывающих аудитора (должностных лиц аудитора) с эмитентом (должностными лицами эмитента) *нет.*

Отсроченные и просроченные платежи за оказанные аудитором услуги: *отсутствуют.*

1.4. Сведения об оценщике эмитента.

Для определения рыночной стоимости размещенных эмитентом ценных бумаг, находящихся в обращении, рыночной стоимости основных средств или недвижимого имущества эмитента, оказания иных услуг по оценке, связанных с осуществлением эмиссии ценных бумаг эмитента, оценщик *не привлекался.*

1.5. Сведения о консультантах эмитента.

1. Полное фирменное наименование финансового консультанта на рынке ценных бумаг:
Открытое акционерное общество "Федеральная фондовая корпорация"
Сокращенное фирменное наименовании: ***ОАО "Федеральная фондовая корпорация"***
Место нахождения: ***119034, Россия, г. Москва, ул. Остоженка, 25***
ИНН: *7706024711*
Телефон: ***(495) 737-86-30***
Факс: ***(495) 737-86-32***
Номер лицензии на осуществление брокерской деятельности на рынке ценных бумаг:
077-06174-100000
Дата выдачи лицензии на осуществление брокерской деятельности на рынке ценных бумаг:
29.08.2003
Срок действия лицензии на осуществление брокерской деятельности на рынке ценных бумаг:
без ограничения срока действия
Орган, выдавший указанную лицензию на осуществление брокерской деятельности на рынке ценных бумаг: ***Федеральная комиссия по рынку ценных бумаг России***
Номер лицензии на осуществление дилерской деятельности на рынке ценных бумаг:
077-06178-010000
Дата выдачи лицензии на осуществление дилерской деятельности на рынке ценных бумаг:
29.08.2003
Срок действия лицензии на осуществление дилерской деятельности на рынке ценных бумаг:
без ограничения срока действия
Орган, выдавший указанную лицензию на осуществление дилерской деятельности на рынке ценных бумаг: ***Федеральная комиссия по рынку ценных бумаг России***
Адрес страницы в сети "Интернет", которая используется финансовым консультантом для раскрытия информации об эмитенте: ***www.fscorp.ru***
Услуги, оказываемые финансовым консультантом при подготовке проспекта ценных бумаг:

1. ***оказание содействия Эмитенту при подготовке проспекта Облигаций;***
2. ***подписание проспекта ценных бумаг, а также документации, которая может потребоваться Эмитенту для организации обращения и, если применимо, размещения Облигаций у организаторов торговли (после надлежащей проверки и получения соответствующих письменных заверений Эмитента в достоверности и полноте всей информации, содержащейся в проспекте ценных бумаг, за исключением части, подтверждаемой аудитором и/или оценщиком);***
3. ***осуществление контроля за соблюдением требований федеральных законов и иных нормативных правовых актов, в том числе требований к рекламе и порядку раскрытия информации, включая мониторинг раскрытия информации на этапах эмиссии ценных бумаг, а также за соблюдением условий размещения, предусмотренных решением о выпуске Облигаций;***
4. ***подписание отчета об итогах выпуска ценных бумаг;***
5. ***предоставление консультаций по вопросам, связанным с подготовкой решения о выпуске ценных бумаг, проспекта ценных бумаг, отчета об итогах выпуска ценных бумаг, иной документации, связанной с выпуском, размещением, организацией обращения Облигаций, а также по текущим вопросам в ходе эмиссии Облигации;***

6. предоставление консультаций по вопросам, связанным с подготовкой решений органов управления Эмитента, сопровождающим выпуск, размещение облигаций (решение о размещении, одобрение сделки с заинтересованностью, одобрение крупной сделки, утверждение решения о выпуске ценных бумаг, утверждение отчета об итогах выпуска ценных бумаг и пр.);

7. предоставление консультаций по российскому праву по вопросам выпуска корпоративных облигаций и по требованиям законодательства о раскрытии информации при эмиссии ценных бумаг.

Иные лица, оказывающие эмитенту консультационные услуги, связанные с осуществлением эмиссии ценных бумаг, и подписавшие проспект ценных бумаг, представляемый для регистрации, а также иной зарегистрированный проспект находящихся в обращении ценных бумаг эмитента, отсутствуют.

2. Полное и сокращенное фирменные наименования финансового консультанта: ***Закрытое акционерное общество «Инвестиционная компания АВК», ЗАО «ИК АВК»***

Место нахождения: ***191025, Санкт-Петербург, Невский проспект, 102***

Номер телефона: ***(812) 327 3399***

Номер факса: ***(812) 237-06-50***

Адрес страницы в сети "Интернет", которая используется финансовым консультантом для раскрытия информации об эмитенте: ***http://www.avk.ru***

Номер, дата выдачи и срок действия лицензии на осуществление профессиональной деятельности на рынке ценных бумаг, орган, выдавший указанную лицензию:

Лицензия профессионального участника рынка ценных бумаг на осуществление брокерской деятельности № 178-03255-100000 от 29 ноября 2000 г. срок действия не ограничен, выдана ФКЦБ России;

Лицензия профессионального участника рынка ценных бумаг на осуществление дилерской деятельности № 178-03343-010000 от 29 ноября 2000 г. срок действия не ограничен, выдана ФКЦБ России

Услуги, оказываемые финансовым консультантом при подготовке проспекта ценных бумаг:

1. Подготовка документов, необходимых для государственной регистрации выпуска облигаций, в том числе:

- ***Подготовка проспекта ценных бумаг для регистрации в ФСФР России.***
- ***Подготовка отчета об итогах выпуска облигаций для регистрации в ФСФР России.***

2. Консультирование по вопросам, связанным с принятием уполномоченными органами всех решений, необходимых для организации выпуска облигаций в соответствии с законодательством Российской Федерации, раскрытия обществом информации в связи с организацией выпуска облигаций, подготовкой проспекта ценных бумаг (облигаций) и отчета об итогах выпуска облигаций.

3. Консультирование по вопросам формирования пакета документов для регистрации решения о выпуске облигаций, проспекта ценных бумаг (облигаций) и отчета об итогах выпуска облигаций.

4. Предоставление иных услуг, которые, в соответствии с действующим на дату предоставления услуги законодательством о рынке ценных бумаг должны предоставляться участниками рынка ценных бумаг, оказывающими услуги финансового консультанта на рынке ценных бумаг. В том числе Финансовый консультант предоставляет следующие услуги:

- ***Подписание проспекта ценных бумаг;***
- ***Осуществление проверки раскрытия информации об утверждении решения о выпуске облигаций на соответствие требованиям федеральных законов и нормативных правовых актов уполномоченного регистрирующего органа;***
- ***Подписание отчета об итогах выпуска облигаций.***

Иные лица, оказывающие эмитенту консультационные услуги, связанные с осуществлением эмиссии ценных бумаг, и подписавшие проспект ценных бумаг, представляемый для государственной регистрации, а также иной зарегистрированный проспект находящихся в обращении ценных бумаг эмитента, отсутствуют.

1.6. Сведения об иных лицах, подписавших ежеквартальный отчет.

Ежеквартальный отчет подписан только должностными лицами эмитента.

II. Основная информация о финансово - экономическом состоянии эмитента.

2.1. Показатели финансово - экономической деятельности эмитента

В ежеквартальном отчете за 4 квартал данная информация не предоставляется.

2.2. Рыночная капитализация эмитента.

Рыночная капитализация эмитента по состоянию на 31.12.2001г.:

Рыночная капитализация эмитента по состоянию на 31.12.2001г., рассчитанная по обыкновенным акциям – ***1 442 434 021 руб.***

Количество обыкновенных акций эмитента на 31.12.2001г. - ***2 676 626 500 шт.***

Рыночная цена одной обыкновенной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***0,53890 руб.***

Методика определения рыночной капитализации эмитента на основании расчета рыночной цены привилегированных акций эмитента не может быть применена (через организатора торговли Некоммерческое партнерство «Фондовая биржа РТС» с привилегированными акциями эмитента в течение последних 90 торговых дней с даты определения рыночной цены было совершено менее 10 сделок).

Рыночная капитализация эмитента по состоянию на 31.12.2001г., рассчитанная по обыкновенным и привилегированным акциям – ***1 442 434 021 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2002г.:

Рыночная капитализация эмитента по состоянию на 31.12.2002г., рассчитанная по обыкновенным акциям – ***10 094 141 869 руб.***

Количество обыкновенных акций эмитента на 31.12.2002г. – ***12 011 401 829 шт.***

Рыночная цена одной обыкновенной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***0,84038 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2002г., рассчитанная по привилегированным акциям – ***1 889 486 572 руб.***

Количество привилегированных акций эмитента на 31.12.2002г. – ***3 908 420 014 шт.***

Рыночная цена одной привилегированной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***0,48344 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2002г., рассчитанная по обыкновенным и привилегированным акциям - ***11 983 628 441 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2003г.:

Рыночная капитализация эмитента по состоянию на 31.12.2003г., рассчитанная по обыкновенным акциям – ***11 385 007 224 руб.***

Количество обыкновенных акций эмитента на 31.12.2003г. – ***12 011 401 829 шт.***

Рыночная цена одной обыкновенной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***0,94785 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2003г., рассчитанная по привилегированным акциям – ***2 536 095 579 руб.***

Количество привилегированных акций эмитента на 31.12.2003г. – ***3 908 420 014 шт.***

Рыночная цена одной привилегированной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Некоммерческим партнерством «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***0,64888 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2003г., рассчитанная по обыкновенным и привилегированным акциям - ***13 921 102 802 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2004г.:

Рыночная капитализация эмитента по состоянию на 31.12.2004г., рассчитанная по обыкновенным акциям – ***18 618 753 861 руб.***

Количество обыкновенных акций эмитента на 31.12.2004г. – ***12 011 401 829 шт.***

Рыночная цена одной обыкновенной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***1,55009 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2004г., рассчитанная по привилегированным акциям – ***3 990 731 339 руб.***

Количество привилегированных акций эмитента на 31.12.2004г. – ***3 908 420 014 шт.***

Рыночная цена одной привилегированной акции эмитента, раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа РТС» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***1,02106 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2004г., рассчитанная по обыкновенным и привилегированным акциям – ***22 609 485 201 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2005г.:

Рыночная капитализация эмитента по состоянию на 31.12.2005г., рассчитанная по обыкновенным акциям – ***25 835 684 536 руб.***

Количество обыкновенных акций эмитента на 31.12.2005г. – ***12 011 401 829 шт.***

Рыночная цена одной обыкновенной акции эмитента на 31.12.2005г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система»[1] и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***2,15093 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2005г., рассчитанная по привилегированным акциям – ***7 389 688 805 руб.***

---

[1] прежнее наименование Открытое акционерное общество «Фондовая биржа РТС»

Количество привилегированных акций эмитента на 31.12.2005г. – *3 908 420 014 шт.*

Рыночная цена одной привилегированной акции эмитента на 31.12.2005г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система»[1] и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***1,89071 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2005г., рассчитанная по обыкновенным и привилегированным акциям – ***33 225 373 341 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2006г.:

Рыночная капитализация эмитента по состоянию на 31.12.2006г., рассчитанная по обыкновенным акциям – ***35 517 474 980 руб.***

Количество обыкновенных акций эмитента на 31.12.2006г. – ***12 011 401 829 шт.***
Рыночная цена одной обыкновенной акции эмитента на 31.12.2006г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***2,95698 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2006г., рассчитанная по привилегированным акциям – ***9 154 809 451 руб.***

Количество привилегированных акций эмитента на 31.12.2006г. – ***3 908 420 014 шт.***
Рыночная цена одной привилегированной акции эмитента на 31.12.2006г., раскрываемая организатором торговли на рынке ценных бумаг Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система» и определенная в соответствии с Порядком расчета рыночной цены эмиссионных ценных бумаг и инвестиционных паев паевых инвестиционных фондов, допущенных к обращению через организаторов торговли (утв. Постановлением ФКЦБ России от 24.12.2003 г. №03-52/пс) – ***2,34233 руб.***

Рыночная капитализация эмитента по состоянию на 31.12.2006г., рассчитанная по обыкновенным и привилегированным акциям – ***44 672 284 431 руб.***

2.3. Обязательства эмитента.

2.3.1. Кредиторская задолженность.

В ежеквартальном отчете за 4 квартал данная информация не предоставляется.

2.3.2. Кредитная история эмитента.

Наименование обязательства	Наименование кредитора (займодавца)	Сумма основного долга (руб.)	Срок кредита (займа) / срок погашения	Наличие просрочки исполнения обязательств в части выплаты суммы основного долга и/или установленных процентов, срок просрочки, дней
Облигационный заем	Юридические и физические лица	1 530 000 000	3 года / 14.07.2006	заем погашен
Облигационный заем		2 000 000 000	3 года / 05.07.2007	просрочка отсутствует
Облигационный заем		3 000 000 000	3 года / 25.04.2008	просрочка отсутствует
Облигационный заем		2 000 000 000	5 лет / 16.09.2010	просрочка отсутствует
Облигационный заем		2 000 000 000	3 года /20.05.2009	просрочка отсутствует

Исполнение обязательств по каждому выпуску облигаций, совокупная номинальная стоимость которых составляет 5 и более процентов балансовой стоимости активов эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций.

1. Полное наименование ценных бумаг: ***облигации неконвертируемые процентные документарные на предъявителя серии 03***
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-03-00195-А от 27.06.2003г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***19.08.2003г.***
Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***
Количество ценных бумаг выпуска: ***1 530 000 шт.***
Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***
Объем выпуска ценных бумаг по номинальной стоимости: ***1 530 000 000 руб., что составляло 9,48 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

2. Полное наименование ценных бумаг: ***документарные неконвертируемые процентные облигации на предъявителя серии 04 с обязательным централизованным хранением***
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-04-00195-А от 13.04.2004г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***02.09.2004г.***
Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФСФР России***
Количество ценных бумаг выпуска: ***2 000 000 шт.***
Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***
Объем выпуска ценных бумаг по номинальной стоимости: ***2 000 000 000 руб., что составляло 9,46 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

3. Полное наименование ценных бумаг: ***облигации документарные неконвертируемые процентные на предъявителя серии 05 с обязательным централизованным хранением***
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-05-00195-А от 12.04.2005г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***02.06.2005г.***
Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФСФР России***
Количество ценных бумаг выпуска: ***3 000 000 шт.***
Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***
Объем выпуска ценных бумаг по номинальной стоимости: ***3 000 000 000 руб., что составляло 12,04 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

4. Полное наименование ценных бумаг: ***облигации документарные неконвертируемые процентные на предъявителя серии 06 с обязательным централизованным хранением***
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-06-00195-А от 12.04.2005г.***
Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***03.11.2005г.***
Орган, осуществивший государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФСФР России***
Количество ценных бумаг выпуска: ***2 000 000 шт.***

Номинальная стоимость каждой ценной бумаги выпуска: *1 000 руб.*

Объем выпуска ценных бумаг по номинальной стоимости: *2 000 000 000 руб., что составляло 7,09 % от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций*

5. Полное наименование ценных бумаг: ***облигации документарные неконвертируемые процентные на предъявителя серии 07 с обязательным централизованным хранением***
Государственный регистрационный номер выпуска и дата государственной регистрации выпуска ценных бумаг: ***4-07-00195-А от 27.04.2006г.***

Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***06.07.2006г.***

Орган, осуществивший государственную регистрацию выпуска ценных бумаг: ***ФСФР России***
Количество ценных бумаг выпуска: ***2 000 000 шт.***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***

Объем выпуска ценных бумаг по номинальной стоимости: ***2 000 000 000 руб., что составляет 6,56% от балансовой стоимости активов Эмитента на дату последнего завершенного квартала, предшествующего государственной регистрации отчета об итогах выпуска облигаций***

Наименование обязательства	**Размер основного долга, тыс.руб.**	**Дата погашения**		**Размер процентной ставки, %**	**Дата выплат**	
		план	**факт**		**план**	**факт**
Облигационный заем (серии 04)	2 000 000	05.07.2007	срок погашения не наступил	12,5	06.01.05;	06.01.05;
					07.07.05;	07.07.05;
					10.01.06;	05.01.06;
					06.07.06;	06.07.06;
					04.01.07;	даты выплат не наступили
					05.07.07.	
Облигационный заем (серии 05)	3 000 000	25.04.2008	срок погашения не наступил	9,2	28.10.05;	28.10.05;
					28.04.06;	28.04.06;
					27.10.06;	27.10.06;
					27.04.07; 26.10.07; 25.04.08.	даты выплат не наступили
Облигационный заем (серии 06)	2 000 000	16.09.2010	срок погашения не наступил	7,85	23.03.06;	23.03.06;
					21.09.06;	21.09.06;
					22.03.07;	даты выплат не наступили
					20.09.07;	
					20.03.08;	
					18.09.08;	
				ставку по 7-10 купонам определяет совет директоров	19.03.09;	
					17.09.09;	
					18.03.10;	
					16.09.10.	
Облигационный заем (серии 07)	2 000 000	20.05.2009	срок погашения не наступил	8,65	22.11.06;	22.11.06;
					23.05.07;	даты выплат не наступили
					21.11.07;	
					21.05.08;	
					19.11.08;	
					20.05.09.	

2.3.3. Обязательства эмитента из обеспечения, предоставленного третьим лицам.

Информация не может быть представлена в связи с тем, что на момент подготовки ежеквартального отчета у Эмитента отсутствует бухгалтерская отчетность за соответствующий период.

Информация будет предоставлена в отчете за 1 квартал 2007г., после составления бухгалтерской отчетности за 2006 год.

2.3.4. Прочие обязательства эмитента.

Не имеет места.

2.4. Цели эмиссии и направления использования средств, полученных в результате размещения эмиссионных ценных бумаг.

Основным направлением использования финансовых ресурсов, получаемых от размещения облигаций эмитента серии 07, является рефинансирование задолженности по ранее привлеченным заемным средствам. Кроме того, часть средств, полученных от размещения облигаций, направляется на финансирование инвестиционной программы ОАО «Сибирьтелеком».

2.5. Риски, связанные с приобретением размещенных эмиссионных ценных бумаг.

2.5.1. Отраслевые риски.

Влияние возможного ухудшения ситуации в отрасли эмитента на его деятельность и исполнение обязательств по ценным бумагам:

Ухудшение ситуации в отрасли может негативным образом сказаться на уровне доходов и издержек Эмитента и, в целом, на его финансовом положении, а также на его способности своевременно и в полном объеме отвечать по своим обязательствам.

Уровень конкуренции на российском рынке телекоммуникационных услуг стремительно растет. Наблюдается ослабление рыночных позиций услуг фиксированной телефонной связи за счет роста рынка услуг сотовой связи.

Федеральный закон "О связи", вступивший в силу 1 января 2004 года, создает условия для развития конкурентного рынка в отрасли и повышения прозрачности деятельности операторов связи. Новый Закон устанавливает правовые основы деятельности в области связи, определяет полномочия органов государственной власти в области связи, а также права и обязанности лиц, участвующих в указанной деятельности или пользующихся услугами связи.

Государственное регулирование телекоммуникационной отрасли привносит в деятельность Эмитента общие для всех межрегиональных компаний риски и неопределенность, связанные с изменением тарифов и снижением объемов перекрестного субсидирования. Существует некоторый риск замедления темпов роста тарифов на местную связь.

Наиболее значимые, по мнению эмитента, возможные изменения в отрасли на внутреннем и внешнем рынках:

Ухудшение ситуации в отрасли и положения Эмитента на рынке может быть вызвано следующими факторами:

- снижением спроса со стороны делового сектора в связи с падением мировых цен на энергоносители и цветные металлы;

- общим падением объемов производства и снижением темпов экономического роста;
- превышением темпов девальвации рубля над темпом роста тарифов, что приведет к значительному росту отрицательных курсовых разниц и удорожанию обслуживания валютных долговых обязательств;

- ростом конкуренции в отрасли мобильной связи со стороны российских и иностранных операторов связи, экспансией на рынок мобильной связи операторов конкурирующих форматов;

- экономическими рисками, присущими Российской Федерации в целом, включая уровень макроэкономической нестабильности в стране, наличие вероятности изменений в законодательстве, в результате которых возможно снижение прибыли Эмитента, либо ужесточение порядка налогообложения доходов по ценным бумагам.

Эмитент не осуществляет деятельность на внешнем рынке.

С 01.01.05 г. вступила в силу ст. 47 ФЗ "О связи" (№ 126-ФЗ от 18.06.03), положения которой изменили существующий ранее порядок предоставления гражданам льгот при пользовании услугами связи, в соответствии с которым операторы связи выставляли счета данной категории пользователей за вычетом суммы льготы с последующей компенсацией от бюджетов соответствующего уровня. Взыскание задолженности из бюджетов соответствующего уровня было весьма проблематичным. Новый порядок предусматривает обязанность граждан, которым предоставлены льготы в оплате услуг связи, вносить плату за оказанные им услуги связи в полном объеме, с последующей компенсацией произведенных ими расходов непосредственно за счет средств бюджета соответствующего уровня.

В апреле 2005 года Постановлением правительства РФ были утверждены правила формирования и расходования средств резерва универсального обслуживания. Согласно этим правилам, начиная с мая 2005 года, операторы связи обязаны ежеквартально перечислять средства в указанный резерв, в размере 1,2 процента средств, размер которых рассчитывается как разность между доходами от оказанных услуг связи в сети связи общего пользования и доходами от оказанных услуг присоединения и услуг по пропуску трафика в сети связи общего пользования. Средства резерва расходуются в установленном порядке, предусмотренном для возмещения убытков, причиняемых в связи с оказанием универсальных услуг связи.

Риски, связанные с возможным изменением цен на продукцию и/или услуги эмитента на внутреннем и внешнем рынках, а также их влияние на деятельность эмитента и исполнение обязательств по ценным бумагам:

Эмитент не осуществляет экспорт товаров, работ либо услуг, в связи с этим описываются только риски для внутреннего рынка.

На коммерческую деятельность Эмитента оказывают существенное воздействие колебания цен на услуги связи, продажи которых целиком формируют доходы Эмитента.

Вероятные неблагоприятные тенденции в экономике и ухудшение экономических условий в России может повлечь за собой необходимость увеличения стоимости услуг Эмитента для сохранения прибыльности его деятельности, а также уменьшение деловой активности потребителей продукции Эмитента что, соответственно, вызовет снижение их спроса на услуги связи. Кроме того, покупатели могут оказаться частично или полностью неспособными оплачивать полученные услуги Эмитента. В качестве оплаты могут в таких условиях использоваться неденежные способы (встречные поставки, векселя и др.), что также окажет негативное влияние на финансовое положение, ликвидность Эмитента.

Государственное регулирование телекоммуникационной отрасли привносит в деятельность Эмитента общие для всех межрегиональных компаний риски и неопределенность, связанные с изменением тарифов и снижением объемов перекрестного субсидирования. В частности, в рамках реформы ценообразования услуг связи предполагается повышение тарифов на местную телефонную связь и уход от субсидирования услуг местной связи со стороны услуг дальней связи. Работа в рамках изменения тарифной политики проводится совместно холдингом ОАО «Связьинвест», Министерством информационных технологий и связи РФ и Федеральной антимонопольной службой.

В соответствии с действующим законодательством, тарифы на услуги операторов, признанных естественными монополистами, подлежат регулированию антимонопольными органами РФ. В соответствии с Федеральным законом от 17.08.1995 № 147-ФЗ (ред. от 29.06.2004) «О естественных монополиях», межрегиональные компании связи являются естественными монополистами, и их деятельность подлежит регулированию со стороны антимонопольных органов.

Изменение тарифов на услуги операторов - естественных монополистов требует согласования с антимонопольными органами РФ, и поэтому, может отставать от изменения реальной экономической ситуации и изменения затрат оператора. Таким образом, для естественных монополистов существует риск несвоевременного изменения тарифов, что уменьшает их конкурентоспособность и может отрицательно повлиять на рентабельность деятельности.

Риски, связанные с изменением цен на сырье, услуги, используемые эмитентом в своей деятельности на внутреннем и внешнем рынке, а также их влияние на деятельность эмитента и исполнение обязательств по ценным бумагам:

Эмитент не осуществляет импорт сырья, товаров, работ либо услуг, в связи с этим описываются только риски для внутреннего рынка.

В 2006 году отношения между Эмитентом и ОАО «Ростелеком» изменились. Услуги в части международной и междугородной телефонной связи оказывает конечным пользователям ОАО «Ростелеком». Платежи пользователей за потребленные ими услуги международной и междугородной телефонной связи являются доходом ОАО «Ростелеком».

Эмитент от имени и по поручению ОАО «Ростелеком» ведет расчеты с пользователями за оказанные им услуги международной и междугородной телефонной связи.

Кроме того между Эмитентом и ОАО «Ростелеком» заключен договор (в новой редакции) о присоединении сетей электросвязи, в соответствии с которым Эмитент предоставляет ОАО «Ростелеком» услуги по пропуску трафика и получает от ОАО «Ростелеком» услугу присоединения, в результате которой становится возможным установление междугородного и международного соединения и передача информации между пользователями взаимодействующих сетей электросвязи.

Цены на услуги по присоединению и пропуску регулируются государством.

В результате изменения схемы взаимодействия с ОАО «Ростелеком», ожидается снижение величины, как доходов Эмитента, так и расходов. Однако, в настоящее время Эмитент не может оценить эффект от указанных изменений на результаты деятельности Общества.

В целом, влияние отраслевых рисков на деятельность Эмитента оценивается как умеренное, так как в результате объединения у ОАО «Сибирьтелеком» появилась возможность использовать единую инфраструктуру и технические средства в пределах Сибирского федерального округа России.

С 1 января 2006 года вступил в силу ряд нормативных актов, предусмотренных Федеральным законом «О связи» и направленных на либерализацию рынка связи России, которые потребуют внесения изменений в структуру взаимоотношений между операторами связи, а также между операторами связи и пользователями.

Кроме того, операторы связи обязаны привести свои сети в соответствие с требованиями нормативных актов к построению сетей электросвязи и пропуску трафика.

При оценке изменений финансового результата в части межоператорских взаимоотношений необходимо учитывать, что при осуществлении организационно – технического взаимодействия сетей электросвязи разных операторов, при предоставлении ими услуг конечным пользователям/абонентам, у Общества возникают как доходы, так и расходы. Эмитент полагает, что утвержденная Приказом ФСТ России от 20.12.05 №733-С/7 компенсационная надбавка к цене за услуги местного и зонового инициирования вызова для Общества позволит сохранить финансовый результат «перекрестного субсидирования» нерентабельных услуг местной связи.

Российский рынок телекоммуникационных услуг становится чрезвычайно конкурентным. Хотя рынок услуг традиционной проводной связи в целом разделен между региональными операторами, каждый из которых в своем регионе является абсолютным монополистом по оказанию таких услуг, конкуренция усиливается за счет увеличения доли новых услуг связи, а также активной деятельности компаний, их предоставляющих.

Предполагаемые действия эмитента в случае возможного ухудшения ситуации в отрасли:

В случае негативного развития ситуации Эмитент планирует:
- *оптимизировать структуру производственных затрат;*
- *пересмотреть инвестиционную программу Общества;*
- *скорректировать ценовую и маркетинговую политику Общества;*
- *изменить структуру предоставляемых услуг в целях максимизации прибыли.*

2.5.2. Страновые и региональные риски.

Риски, связанные с политической и экономической ситуацией в стране (странах) и регионе, в которых эмитент зарегистрирован в качестве налогоплательщика и/или осуществляет основную деятельность при условии, что основная деятельность эмитента в такой стране (регионе) приносит 10 и более процентов доходов за последний завершенный отчетный период:
Политическую, равно как и экономическую, ситуацию в стране можно оценить как стабильную в среднесрочном периоде. Проведенные выборы в государственную Думу и результаты проведенных 14 марта 2004 г. выборов Президента России позволяют с большой долей уверенности прогнозировать продолжение проводимых в стране экономических, правовых и других реформ. Показательным является то, что 25 октябре 2005 года ведущее мировое рейтинговое агентство Moody's Investor Service повысило рейтинг Российской Федерации на одну ступень – до уровня Baa2.
15.12.2005 г. второе ведущее мировое рейтинговое агентство Standard & Poor's также осуществило повышение рейтинга России по обязательствам в иностранной валюте до уровня BBB, а по обязательствам в национальной валюте - до BBB+.
Основными факторами возникновения страновых политических рисков являются:

- ***несовершенство законодательной базы, регулирующей экономические отношения;***
- ***недостаточная эффективность судебной системы;***
- ***неустойчивое положение властных структур в субъектах Российской Федерации;***
- ***неопределенность в образовании уполномоченными государственными органами тарифов.***

К региональным политическим рискам в первую очередь относится смена политического курса в Сибирском регионе, приход к власти радикальной оппозиции, что имело бы негативное выражение в виде политической нестабильности в регионе.

Ухудшение экономической ситуации в Сибирском регионе может произойти в случае существенных изменений в экономической ситуации в России, включая резкие изменения курса национальной валюты, что может повлечь за собой сокращение числа действующих в регионе предприятий промышленности и сельского хозяйства всех форм собственности, рост безработицы, снижение платежеспособного спроса населения.
Результатом негативного развития событий в стране и регионе деятельности Эмитента стала бы необходимость приостановления реализации инвестиционной программы Эмитента, сокращение прироста объемов услуг связи, предоставляемых Эмитентом на территории региона, и замедление темпов роста доходной базы.

Риски, связанные с возможными военными конфликтами, введением чрезвычайного положения и забастовками в стране (странах) и регионе, в которых эмитент зарегистрирован в качестве налогоплательщика и/или осуществляет основную деятельность:
Вероятность возникновения военных конфликтов, введения чрезвычайного положения и забастовок в стране и регионе, в которых Эмитент зарегистрирован в качестве налогоплательщика и осуществляет свою деятельность, оценивается как недостаточная для того, чтобы рассматривать эти риски в качестве обстоятельств, способных значительным образом повлиять на деятельность Эмитента. Такой вывод подтверждает текущий уровень кредитного рейтинга Российской Федерации, который является инвестиционным.
Для минимизации риска проведения террористических актов Эмитентом приняты дополнительные меры для обеспечения безопасности на предприятии.

Риски, связанные с географическими особенностями страны (стран) и региона, в которых эмитент зарегистрирован в качестве налогоплательщика и/или осуществляет основную деятельность, в том числе повышенная опасность стихийных бедствий, возможное прекращение транспортного сообщения в связи с удаленностью и/или труднодоступностью и т.п.:

Риски, связанные с географическими особенностями региона, в том числе повышенная опасность стихийных бедствий, возможное прекращение транспортного сообщения в связи с удаленностью и труднодоступностью, оцениваются как минимальные.

Соответствующие риски, в том числе связанные с незапланированными расходами на устранение последствий стихийных бедствий, могли бы покрываться страхованием.

Но в настоящее время страховое дело в России находится в стадии становления и многие виды страхования, доступные в других странах, еще не нашли широкого распространения в РФ.

До тех пор, пока Эмитент не будет иметь соответствующего страхового покрытия, существует риск того, что убытки от повреждения имущества могут неблагоприятным образом отразиться на деятельности и финансовом состоянии Общества.

Предполагаемые действия эмитента на случай отрицательного влияния изменения ситуации в стране (странах) и регионе на его деятельность:

В случае отрицательного влияния страновых и региональных изменений на деятельность Эмитента, планируется осуществить следующие общие мероприятия, направленные на поддержание доходности деятельности Общества:

- оптимизировать затраты, включая меры по ограничению расходов на заработную плату;

- пересмотреть программу капиталовложений;

- принять меры по повышению оборачиваемости дебиторской задолженности путем ужесточения платежной дисциплины в отношении дебиторов.

Конкретные действия эмитента в случае неблагоприятного изменения ситуации в регионе являются конфиденциальной информацией, предназначенной для служебного пользования.

В случае отрицательного влияния изменений ситуации в стране и регионе на деятельность Эмитента исполнение обязательств по облигациям Эмитента будет осуществляться за счет доходов от эксплуатационной деятельности, а, при необходимости, также за счет привлечения для этих целей краткосрочные кредитов коммерческих банков.

В целом, в среднесрочной перспективе Эмитент считает маловероятной возможность значительного отрицательного влияния страновых и региональных рисков на свою деятельность и исполнение им своих обязательств.

2.5.3. Финансовые риски.

Описание подверженности эмитента рискам, связанным с изменением процентных ставок, курса обмена иностранных валют, в связи с деятельностью эмитента либо в связи с хеджированием, осуществляемым эмитентом в целях снижения неблагоприятных последствий влияния вышеуказанных рисков:

Негативные изменения денежно-кредитной политики в стране, валютного курса и повышение процентных ставок по привлекаемым Эмитентом средствам, а также значительный рост темпов инфляции могут привести к росту затрат Эмитента и, следовательно, отрицательно сказаться на финансовых результатах деятельности Эмитента. Кроме того, нельзя полностью исключить возможности изменений в составе и профессиональном уровне менеджеров Эмитента, которые могут негативным образом сказаться на эффективности принимаемых управленческих решений, в том числе, связанных с осуществлением хеджирования, осуществляемым Эмитентом в целях снижения неблагоприятных последствий влияния вышеуказанных рисков.

Рыночные риски:

Рыночные риски характеризуются следующими факторами:

1. Возможными неблагоприятными тенденциями в экономике и ухудшение экономических условий России. Неблагоприятные финансовые или экономические условия, вероятно, повлекут за собой уменьшение деловой активности потребителей продукции ОАО «Сибирьтелеком» и, соответственно, их спроса на услуги связи. Кроме того, покупатели могут оказаться частично или полностью неспособными оплачивать полученные услуги ОАО «Сибирьтелеком». В качестве оплаты могут в таких условиях использоваться неденежные способы (встречные поставки, векселя и др.), что также окажет негативное влияние на финансовое положение и ликвидность эмитента.

Помимо этого, возможно омертвление денежных средств эмитента на счетах в банках в условиях кризиса банковской системы России и/или отдельных банков.

2. Изменениями процентных ставок. Изменения денежно-кредитной политики в стране могут привести к усилению инфляции, росту процентных ставок по заемным средствам, используемым эмитентом, и, соответственно, существенному росту затрат.

3. Колебаниями конъюнктуры цен на услуги эмитента. На коммерческую деятельность эмитента существенное воздействие оказывают колебания цен на услуги связи, продажи которых целиком формируют доходы эмитента.

4. Возможными изменениями в составе и профессиональном уровне менеджеров эмитента, вследствие чего может снизиться эффективность принятых и принимаемых управленческих решений.

5. Инфляцией. Риск влияния инфляции может возникнуть в случае, когда получаемые эмитентом денежные доходы обесцениваются с точки зрения реальной покупательной способности быстрее, чем растут номинально. Рост инфляции влияет на финансовые результаты деятельности эмитента неоднозначно.

С одной стороны, он может привести к увеличению затрат предприятия (за счет роста цен на основные средства, материалы, работы и услуги сторонних организаций), и как следствие, падению прибыли эмитента и рентабельности его деятельности. Кроме того, рост инфляции, вероятно, приведет к удорожанию заемных средств для эмитента, что может повлечь нехватку оборотных средств.

В случае стремительного роста инфляции эмитент намерен уделять особое внимание повышению оборачиваемости оборотных активов, в первую очередь, за счет сокращения запасов, а также пересмотреть существующие договорные отношения с потребителями с целью сокращения оборота дебиторской задолженности.

Валютные риски:

Существенные изменения валютных курсов могут увеличить издержки, уменьшить резервы и/или снизить возможности эмитента по обслуживанию долгов.

Отдельная часть расходов и обязательств эмитента номинирована в долларах США и ЕВРО. Девальвация рубля по отношению к доллару США и ЕВРО может отрицательно повлиять на эффективность деятельности (рентабельность, доходность) Эмитента в связи с увеличением расходов в рублевом выражении.

Предполагаемые действия эмитента на случай отрицательного влияния изменения валютного курса и процентных ставок на деятельность эмитента:

В случае значительной девальвации рубля Эмитент планирует осуществить следующие мероприятия:

- проводить жесткую политику, направленную на уменьшение затрат, выраженных в иностранной валюте, а также, по возможности, изменять условия договоров с иностранными поставщиками;

- пересмотреть программу инвестиций;

- принять меры по повышению оборачиваемости оборотных активов, в первую очередь, за счет сокращения запасов, а также пересмотреть существующие договорные отношения с потребителями с целью сокращения дебиторской задолженности.

Влияние инфляции на выплаты по ценным бумагам, критические, по мнению эмитента, значения инфляции, а также предполагаемые действия эмитента по уменьшению указанного риска:

С точки зрения финансовых результатов деятельности Эмитента, влияние фактора инфляции неоднозначно. Снижение темпов инфляции при сохранении экономического роста будет способствовать дальнейшему увеличению реальных доходов населения и корпоративного сектора и, как следствие, приведет к увеличению потребления услуг связи. Напротив, увеличение темпов роста цен может привести как к снижению потребления услуг связи, так и к росту затрат Эмитента (например, за счет роста цен на энергоресурсы), стоимости заемных средств и стать причиной снижения показателей рентабельности.

Поэтому в случае значительного превышения фактических показателей инфляции над прогнозами Правительства РФ, а именно - при увеличении темпов инфляции до 30-35% в год (критические, по мнению Эмитента, значения), Эмитент планирует принять меры по

ограничению роста затрат, снижению дебиторской задолженности и сокращению ее средних сроков.

Вышеприведенные риски формируют риск ликвидности, т.е. вероятность получения убытка из-за нехватки денежных средств в требуемые сроки и, как следствие, неспособность Эмитента выполнить свои обязательства. Наступление такого рискового события может повлечь за собой штрафы, пени, ущерб деловой репутации Эмитента и т.д.

Управление риском ликвидности осуществляется Эмитентом путем планирования денежных потоков, анализа планируемых и фактических денежных потоков в целом по ОАО «Сибирьтелеком», а также в разрезе региональных филиалов. Возникающие проблемы с абсолютной ликвидностью решаются путем привлечения кредитов и займов, а также путем установления приоритетности платежей.

Показатели финансовой отчетности эмитента наиболее подверженные изменению в результате влияния указанных финансовых рисков (риски, вероятность их возникновения и характер изменений в отчетности):

По мнению Эмитента, наиболее подвержены влиянию вышеперечисленных финансовых рисков основные финансовые показатели Эмитента – прибыль и себестоимость услуг. На уровень выручки финансовые риски оказывают минимальное влияние. Вероятность появления описанных выше финансовых рисков (резкое изменение валютных курсов, инфляция, рост процентных ставок) в ближайшие годы Эмитент оценивает как низкую. Тем не менее, в случае появления данных рисков возможен рост себестоимости оказанных услуг и снижение прибыли Эмитента, которое может компенсироваться ростом тарифов и снижением объемов привлечения заемных средств.

2.5.4. Правовые риски.

Правовые риски, связанные с деятельностью эмитента для внутреннего и внешнего рынка:

Эмитент осуществляет основную деятельность в качестве оператора связи, при этом Эмитент не осуществляет экспорт товаров, работ либо услуг. В связи с этим правовые риски, связанные с деятельностью Эмитента, описываются только для внутреннего рынка. В целом, риски, связанные с деятельностью Эмитента, характерны для большей части субъектов предпринимательской деятельности, работающих на территории Российской Федерации, и могут рассматриваться как общестрановые.

Основные для эмитента правовые риски в настоящее время связаны с изменением правового регулирования отдельных видов услуг и условий хозяйственной деятельности отрасли связи в связи с внесением изменений в ФЗ "О связи" № 126-ФЗ от 07.07.2003 г., принятием целого ряда нормативно-правовых актов, регулирующих различные сферы деятельности в области оказания услуг связи (Правила оказания услуг местной, внутризоновой, междугородной и международной телефонной связи, Правила присоединения сетей электросвязи и их взаимодействия, Правила оказания услуг телеграфной связи, Правила оказания услуг подвижной связи и т.д.) и приведением фактически сложившихся отношений в соответствие с требованиями вступивших в силу нормативных актов.

Правовые риски, связанные с изменением валютного регулирования:

Риски, связанные с возможностью изменения валютного регулирования, в настоящее время рассматриваются Эмитентом как минимальные. В связи с проведением политики либерализации валютного регулирования риски, связанные с изменениями валютного законодательства, снижаются.

Российское законодательство, регулирующее иностранные инвестиции, не запрещает и не ограничивает иностранные инвестиции в телекоммуникационную отрасль. Однако наблюдается отсутствие единого мнения по вопросу способов и объема правительственного контроля над телекоммуникационной отраслью. Поскольку телекоммуникационная отрасль рассматривается как стратегически важная отрасль для России, государственный контроль над ней может возрасти, и иностранные инвестиции в нее могут быть ограничены. Любое такое усиление государственного контроля или ограничение объема иностранных инвестиций может препятствовать доступу к дополнительному капиталу.

Правовые риски, связанные с изменением налогового законодательства:

Поскольку к деятельности Эмитента не применяется каких-либо особых режимов налогообложения, а также в связи с тем, что Эмитент не имеет просроченной задолженности по налогам и сборам в бюджеты всех уровней, то налоговые риски Эмитента должны рассматриваться как минимальные в рамках деятельности добросовестного налогоплательщика.

При этом, для деятельности Эмитента свойственны общие правовые риски, вызванные общими чертами российского налогового законодательства, такими как отсутствие достаточной конкретизации, коллизионность, неоднозначность толкования и отсутствие единой правоприменительной практики.

В течение 2004-2005 годов двум акционерным обществам, входящим в группу компаний ОАО «Связьинвест», налоговыми органами по итогам проверки их деятельности за 2001-2003 годы были предъявлены существенные претензии, в частности, связанные с взаиморасчетами между операторами связи за услуги по пропуску трафика.

Эмитент полагает, что в случае предъявления налоговыми органами аналогичных претензий, Общество располагает необходимыми аргументами для успешной защиты своей позиции в суде. Однако, в настоящий момент судебная перспектива налоговых споров по данным претензиям остается неясной в связи с отсутствием сложившейся судебной практики.

Правовые риски, связанные с изменением правил таможенного контроля и пошлин:

Поскольку Эмитентом для оказания услуг связи может изготавливаться оборудование из комплектующих иностранного производства, то изменение правил таможенного контроля и пошлин может нести для Эмитента определённые риски, связанные с удорожанием приобретаемых основных средств.

Новый Таможенный кодекс должен уменьшить риски Эмитента, связанные с таможенным оформлением и таможенным контролем, поскольку он во многом опирается на положения обновленной редакции Киотской конвенции об упрощении и гармонизации таможенных процедур, устраняет противоречия и несоответствия положений прежнего Таможенного кодекса гражданскому, налоговому и административному законодательствам.

Правовые риски, связанные с изменением требований по лицензированию основной деятельности эмитента либо лицензированию прав пользования объектами, нахождение которых в обороте ограничено (включая природные ресурсы):

Поскольку основная деятельность Эмитента согласно действующему законодательству подлежит лицензированию, а перечень лицензионных условий согласно закону «О связи» формируется и ежегодно уточняется Правительством РФ, существует риск возрастания «лицензионной нагрузки» на Эмитента (увеличение количества необходимых лицензий), а также риск ограничения зоны предоставления услуг связи.

Правовые риски, связанные с изменением судебной практики по вопросам, связанным с деятельностью эмитента (в том числе по вопросам лицензирования), которые могут негативно сказаться на результатах его деятельности, а также на результаты текущих судебных процессов, в которых участвует эмитент:

Изменение судебной практики по вопросам деятельности Эмитента возможно в связи со вступлением в силу нового Федерального закона «О связи». Также есть риск возникновения качественно новых видов судебных процессов. В целом принятие нового законодательства направлено на устранение существующих пробелов и, по мнению Эмитента, снизит общее количество судебных разбирательств.

Иные правовые риски:

Дополнительные правовые риски связаны с проведением приватизации в первой половине 1990-х годов: несовершенная законодательная база и очевидные недостатки административного регулирования приватизационных процедур увеличивали вероятность нарушений, которые могут привести к деприватизации активов и признанию заключенных в последующий период сделок недействительными. Федеральные органы власти и местные администрации, а также другие заинтересованные стороны могут препятствовать нормальной деятельности Эмитента в собственных интересах.

2.5.5. Риски, связанные с деятельностью эмитента.

Риски, связанные с текущими судебными процессами, в которых участвует эмитент:

В настоящее время Эмитент участвует в ряде процессов, большинство из которых касаются текущих вопросов деятельности:

1. ***Судебный процесс по иску ОАО «Сибирьтелеком» к Алтайскому краю в лице администрации Алтайского края и муниципальному образованию г. Барнаула в лице администрации г. Барнаула о возмещении недополученных доходов в связи с предоставлением льгот на сумму 6 371 754, 34 руб. Исковые требования были уменьшены до 5 825 403, 53 руб. Судом вынесено решение об отказе в удовлетворении исковых требований. Апелляционной инстанцией решение оставлено без изменений. Кассационной инстанцией дело направлено на новое рассмотрение. 03.10.2006г. судом вынесено решение о частичном удовлетворении исковых требований истца на сумму 4 825 890, 90 руб. Апелляционной инстанцией от 21.12.2006г. решение оставлено в силе (Алтайский филиал).***
2. ***Судебный процесс по иску ОАО «Барнаульская горэлектросеть» к ОАО «Сибирьтелеком» о взыскании неосновательного обогащения в сумме 1 518 372 руб. Судом вынесено решение об удовлетворении исковых требований в полном объёме. Апелляционной инстанцией решение оставлено без изменений. Постановлением кассационной инстанции от 05.09.2006г. решение суда отменено и направлено на новое рассмотрение. Рассмотрение, назначенное на 09.01.2007г., отложено в связи с назначением экспертизы. (Алтайский филиал).***
3. ***Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ и Красноярскому краю в лице ГФУ Красноярского края о возмещении недополученных доходов в связи с предоставлением льгот на сумму 18 681 766, 51 руб. и 45 614, 86 руб. соответственно. Исковые требования удовлетворены в сумме 18 388 182, 95 руб. и 45 614, 86 руб. соответственно. Ответчиком подана апелляционная жалоба. Исковые требования на сумму 293 583, 56 руб. выделены в отдельное производство в связи с отсутствием ответов от Управления социальной защиты. (Красноярский филиал).***
4. ***Судебный процесс по иску Жихарева В.Г. к ОАО «Сибирьтелеком» о восстановлении на работе, взыскании среднемесячного заработка за время вынужденного прогула и компенсации морального вреда в сумме 1 000 000 руб. Судебное заседание назначено на 05.02.2007г. (Красноярский филиал).***
5. ***Судебный процесс по иску Жихарева В.Г. к ОАО «Сибирьтелеком» о снятии дисциплинарного взыскания, выплате премии и компенсации морального вреда в сумме 1 013 690 руб. На рассмотрении. (Красноярский филиал).***
6. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 285 462, 50 руб. Решением суда от 23.10.2006г. исковые требования удовлетворены в полном объеме. (Красноярский филиал).***
7. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 285 462, 50 руб. Решением суда от 26.12.2006 г. исковые требования удовлетворены в полном объеме. (Красноярский филиал).***
8. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 456 669, 27 руб. Решением суда от 21.11.2006г. исковые требования удовлетворены в полном объеме. (Красноярский филиал).***
9. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Ветеран» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 6 314 420 руб. Решением суда от 26.09.2006г. исковые требования удовлетворены. Апелляционной инстанцией от 07.12.2006г. решение оставлено в силе. (Красноярский филиал).***
10. ***Судебный процесс по иску ОАО «Сибирьтелеком» к ФГУП «Главный центр специальной связи» о взыскании неосновательного обогащения и процентов за пользование чужими средствами в размере 2 747 033, 6 руб. Определением от 29.08.2006г. производство по делу приостановлено. Постановлением апелляционной инстанции от 07.11.2006г. определение о приостановлении отменено. Рассмотрение назначено на 17.01.2007г. (Иркутский филиал).***

РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 771 635 руб. Решением суда от 11.06.2006 г. исковые требования удовлетворены. Ответчиком подана апелляционная жалоба. Постановлением суда апелляционной инстанции от 07.12.2006г. решение оставлено без изменения, жалоба без удовлетворения. (Иркутский филиал).

12. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 069 879 руб. Решением суда от 01.06.2006г. исковые требования удовлетворены на сумму 929 260 руб. Ответчиком подана апелляционная жалоба. Постановлением суда апелляционной инстанции от 09.10.2006г. решение отменено, в удовлетворении иска отказано – ненадлежащий ответчик. Планируется подача искового заявления на сумму 929 260 руб. (Иркутский филиал).*
13. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «АТС-41» о взыскании задолженности по договору о межсетевом взаимодействии в сумме 6 545 110 руб. 21.11.2006 суд утвердил мировое соглашение, по которому ответчик обязался оплатить 867 937,95 руб. (Иркутский филиал).*
14. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Телеком Контакт» о взыскании задолженности по договору о межсетевом взаимодействии в сумме 1 523 790 руб. Решением суда от 16.10.2006 г. в иске отказано. Постановлением апелляционной инстанции от 25.12.2006г. решение оставлено без изменения. (Иркутский филиал).*
15. *Судебный процесс по иску ФГУП «Главный Центр Спецсвязи» к ОАО «Сибирьтелеком» о признании недействительной ничтожной сделки приватизации в части включения в уставный капитал здания, применении последствий недействительности, о признании права федеральной собственности на здание в сумме более 3 000 000 руб. Решением суда от 29.11.2005г., оставленным без изменения постановлением апелляционной инстанции от 21.02.2006г., в иске отказано. Постановлением суда кассационной инстанции от 27.06.2006г. решение отменено, дело направлено на новое рассмотрение. Назначено на 15.01.2007г. (Иркутский филиал).*
16. *Судебный процесс по иску ОАО «Сибирьтелеком» к ГУ по ГО и ЧС по Иркутской области о взыскании долга по договору в размере 8 573 139 руб. Решением суда от 03.11.2005 иск удовлетворен. 03.03.2006г. исполнительный лист из Кировского ОФССП г. Иркутска вернулся без исполнения, в связи с невозможностью взыскания. Заявлен иск к РФ в лице Министерства финансов в порядке привлечения к субсидиарной ответственности. Рассмотрение назначено на 05.10.2006г. Решением суда исковые требования удовлетворены. Постановлением суда апелляционной инстанции от 19.12.2006г. решение оставлено без изменения. (Иркутский филиал).*
17. *Судебный процесс по иску УМНС РФ по Иркутской области и УО БАО к ОАО «Сибирьтелеком» о взыскании штрафа в размере 5 181 000 руб., 3 080 долларов США, 78 507 японских иен. Решением суда от 17.07.2006г. взыскано 817 920 руб. (Иркутский филиал).*
18. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ, о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 339 325, 11 руб. Решением суда иск удовлетворен частично. Апелляционной инстанцией жалоба оставлена без удовлетворения. Постановлением кассационной инстанции дело направлено на новое рассмотрение в апелляционной инстанции. Постановлением апелляционной инстанции от 07.08.2006г. решение суда оставлено без изменения. (Кемеровский филиал).*
19. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ, о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 206 630, 25 руб. Решением суда исковые требования удовлетворены в полном объеме. Кассационной инстанцией направлено на новое рассмотрение. Решением суда от 13.07.2006г. взыскано 965 304, 20 руб. Постановлением кассационной инстанции от 02.11.2006г. судебные акты оставлены в силе. (Кемеровский филиал).*
20. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Мобиком» о взыскании задолженности на сумму 6 621 687, 84 руб. Увеличены исковые требования. Решением суда от 02.05.2006г. взыскано 7 220 185, 58 руб. Постановлением апелляционной инстанции от 03.07.2006г. решение оставлено без изменения. Постановлением суда кассационной инстанции от 02.11.2006г. решение оставлено в силе (Кемеровский филиал).*

21. *Судебный процесс по иску комитета по управлению муниципальным имуществом г. Кемерово к ОАО «Сибирьтелеком» о взыскании задолженности по договору аренды земельного участка в сумме 3 354 857, 29 руб. В стадии рассмотрения. (Кемеровский филиал).*
22. *Судебный процесс по иску комитета по управлению муниципальным имуществом г. Кемерово к ОАО «Сибирьтелеком» о взыскании задолженности по договору аренды земельного участка в сумме 3 657 993, 51 руб. В стадии рассмотрения. (Кемеровский филиал).*
23. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Связь-Сервис» о взыскании неосновательного обогащения в размере 5 381 653 руб. Судом вынесено решение о взыскании 127 922,14 руб., в остальной части задолженности отказано. 02.03.2006г. судом вынесено определение о приостановлении производства по делу на сумму 4 760 498, 98 руб. 02.06.2006г. постановлением апелляционной инстанции решение оставлено без изменений, апелляционная жалоба – без удовлетворения. 02.08.2006г. вынесено определение о возобновлении производства по делу в размере 4 760 498, 98 руб. Постановлением кассационной инстанции от 31.10.2006г. решение суда в части отказа в оплате точек подключения отменено. Дело в этой части передано на новое рассмотрение. (Кемеровский филиал).*
24. *Судебный процесс по иску ЗАО «Связь-Сервис» к ОАО «Сибирьтелеком» - встречное исковое заявление о взыскании неосновательного обогащения на сумму 6 339 425, 34 руб. На рассмотрении. (Кемеровский филиал).*
25. *Судебный процесс по иску ЗАО «Связь-Сервис» к ОАО «Сибирьтелеком» - встречное исковое заявление о взыскании неосновательного обогащения на сумму 1 311 902, 75 руб. На рассмотрении. (Кемеровский филиал).*
26. *Судебный процесс по иску ЗАО «Связь-Сервис» к ОАО «Сибирьтелеком» о взыскании неосновательного обогащения на сумму 1 869 120 руб. Решением от 03.10.2006г. отказано в удовлетворении исковых требований. (Кемеровский филиал).*
27. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Вымпел-Коммуникации» о взыскании пени на сумму 3 533 812 руб. Решением суда от 09.10.2006г. взыскано 700 000 руб. неустойки. Постановлением апелляционной инстанции от 14.12.2006г. оставлено без изменений. (Кемеровский филиал).*
28. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «КузбассТелеком» о взыскании задолженности на сумму 2 265 439 руб. Решением суда от 11.10.2006г. исковые требования удовлетворены в полном объеме. (Кемеровский филиал).*
29. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «УгольТелекомНК» о взыскании задолженности на сумму 1 567 168 руб. Решением суда от 19.12.2006г. взыскано 991 129, 79 руб. Сумма уменьшена в связи с оплатой на 576 038, 21 руб. (Кемеровский филиал).*
30. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Кузнецкая коммерческая сеть» о взыскании задолженности на сумму 1 497 816 руб. На рассмотрении в первой инстанции. (Кемеровский филиал).*
31. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Кузбасская сотовая связь» о взыскании задолженности по договору о межсетевом взаимодействии в размере 11 779 665 руб. 11.10.05г. вынесено решение в пользу ОАО «Сибирьтелеком». (Кемеровский филиал).*
32. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Кузбасская сотовая связь» о взыскании задолженности по договору о межсетевом взаимодействии в размере 8 846 339, 65 руб. 28.11.2006г. вынесено решение об удовлетворении иска в полном объеме. (Кемеровский филиал).*
33. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Южкузбассуголь» о взыскании задолженности в сумме 1 381 660, 1 руб. На рассмотрении. (Кемеровский филиал).*
34. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 174 859 руб. Решением суда иск удовлетворен. Постановлением апелляционной инстанции решение изменено. Исковые требования удовлетворены на сумму 791 000 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. Решением от 18.09.2006г. в удовлетворении иска отказано. Постановлением апелляционной инстанции от 05.12.2006г. взыскано 979 049,89 руб. (Новосибирский филиал).*

РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 625 420 руб. Решением суда взыскано 648 633 руб. Постановлением кассационной инстанции от 28.11.2006г. решение оставлено без изменения. (Новосибирский филиал).

36. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 17 173 862 руб. Решением суда исковые требования удовлетворены на сумму 14 489 580 руб. Постановлением апелляционной инстанции решение оставлено в силе части взыскания 11 591 664 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. 27.06.2006г. решением суда взыскано 13 739 089, 6 руб. (Новосибирский филиал).*
37. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 5 073 113 руб. Решением суда от 31.10.2006г. исковые требования удовлетворены в полном объеме. (Новосибирский филиал).*
38. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 83 796 612 руб. Решением суда исковые требования удовлетворены на сумму 79 204 235 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. Решением суда от 07.08.2006г. взыскано 83 796 612, 44 руб. Постановлением кассационной инстанции от 14.12.2006г. дело направлено на новое рассмотрение. (Новосибирский филиал).*
39. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 43 141 192, 52 руб. Исковые требования удовлетворены 29.05.2006г. Постановлением апелляционной инстанции от 04.09.2006г. решение суда первой инстанции оставлено в силе. (Омский филиал).*
40. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 32 629 022, 89 руб. Исковые требования удовлетворены 18.10.2005г. Постановлением апелляционной инстанции от 20.03.2006г. и постановлением кассационной инстанции от 08.08.2006 г. решение суда первой инстанции оставлено в силе. (Омский филиал).*
41. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 2 855 787, 53 руб. Решением суда от 08.08.2006г. иск удовлетворен в части взыскания 2 799 684, 30 руб. (Омский филиал).*
42. *Судебный процесс по иску ОАО «Сибирьтелеком» к Ситникову В.Б., Савченко А.С. о взыскании убытков в рамках уголовного дела по обвинению ответчиков в совершении преступления в сумме 9 417 020 руб. На рассмотрении. (Омский филиал).*
43. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 13 321 522 руб. 12.09.2005 г. исковые требования удовлетворены. Кассационной инстанцией дело направлено на новое рассмотрение. Истцом сумма уменьшена до 10 923 648 руб. (минус НДС). Уточнена сумма до 11 289 425 руб. Решением суда от 14.12.2006г исковые требования удовлетворены в полном объеме. (Томский филиал).*
44. *Судебный процесс по иску Нагиной О.В. о компенсации морального вреда на сумму 3 200 000 руб. Решением суда от 27.10.2006г в удовлетворении иска отказано. (Томский филиал).*
45. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании задолженности за услуги связи на сумму 2 071 139 руб. Решением суда от 16.11.2006г. исковые требования удовлетворены в полном объеме. (Хакасский филиал).*
46. *Судебный процесс по иску Министерства финансов РФ к ОАО «Сибирьтелеком», а также ВО «Машприборинторг», Внешэкономбанк СССР о взыскании 5 410 925,69 евро. Рассмотрение назначено на 24.01.2007г.*

Риск неблагоприятного решения по указанным процессам незначителен.

Риски, связанные с отсутствием возможности продлить действие лицензии эмитента на ведение определенного вида деятельности либо на использование объектов, нахождение которых в обороте ограничено (включая природные ресурсы):

Эмитент не имеет абсолютных гарантий в том, что по истечении срока действия лицензии будут продлены и не последует увеличения обязательств и/или уменьшения прав по условиям продленных лицензий, что будет связано с увеличением расходов и, возможно, ограничением в зоне предоставления услуг связи. Если Эмитент не сможет продлить действующие лицензии или получить обновленные лицензии на сопоставимых с текущими условиями, он будет вынужден сократить объем предоставляемых услуг, что повлечет снижение числа абонентов.

В то же время, Эмитент предпринимает все необходимые действия для того, чтобы полностью соответствовать лицензионным требованиям, поэтому прогноз относительно продления срока действия лицензий Эмитента на ведение определенных видов деятельности, положительный, и риски, связанные с отсутствием возможности продлить действие лицензии Эмитента, оцениваются как минимальные.

Риски, связанные с возможной ответственностью эмитента по долгам третьих лиц, в том числе дочерних обществ эмитента:

На настоящий момент действуют следующие обязательства Эмитента по договорам поручительства:

- ***за ОАО «РТК-ЛИЗИНГ» перед ОАО «АК Сбербанк России» составляют сумму 519 575 887, 81 руб.;***
- ***за ЗАО «Байкалвестком» перед владельцами облигаций ЗАО «Байкалвестком» составляют сумму 201 504 000 руб.;***
- ***за ЗАО «СтэК Джи Эс Эм» перед ОАО АКБ «Кузбассугольбанк» составляют сумму 61 827 811, 23 руб.;***
- ***за ЗАО «РусЛизингСвязь» перед ОАО «Внешторгбанк» составляют сумму 28 357 998, 26 руб.***

В случае неисполнения или ненадлежащего исполнения вышеперечисленными должниками обеспеченных поручительством Эмитента обязательств Эмитент несет солидарную ответственность перед их кредиторами.

Руководство Эмитента не ожидает возникновения каких-либо существенных обязательств в связи с этими поручительствами.

Риски, связанные с возможностью потери потребителей, на оборот с которыми приходится не менее чем 10 процентов общей выручки от продажи продукции (работ, услуг) эмитента:

Риски, связанные с возможностью потери потребителей, на оборот с которыми приходится не менее чем 10 процентов общей выручки от продажи (работ, услуг) эмитента отсутствуют, так как Эмитент не имеет указанных потребителей.

III. Подробная информация об эмитенте.

3.1. История создания и развитие эмитента.

3.1.1. Данные о фирменном наименовании эмитента.

Полное фирменное наименование эмитента:
Открытое акционерное общество "Сибирьтелеком"
Полное фирменное наименование эмитента на английском языке:
Open Joint-Stock Company Sibirtelecom

Сокращенное фирменное наименование эмитента: ***ОАО "Сибирьтелеком"***
Сокращенное фирменное наименование эмитента на английском языке: ***OJSC Sibirtelecom***

Поскольку полное и сокращенное наименование Эмитента содержит указание на его род деятельности в качестве телекоммуникационной компании (-«телеком»), то в этом заключается его сходство с наименованиями иных телекоммуникационных компаний.

Свою деятельность ОАО "Сибирьтелеком" осуществляет под товарным знаком (знаком обслуживания), зарегистрированным Российским агентством по патентам и товарным знакам (свидетельство № 246828 от 23 мая 2003 года), на основании Закона Российской Федерации "О товарных знаках, знаках обслуживания и наименованиях мест происхождения товаров". Регистрация товарного знака действует на всей территории Российской Федерации с 15 октября 2002 года в течение 10 лет.

Сведения об изменениях в наименовании и организационно-правовой форме эмитента в течение времени существования эмитента:

1. Полное фирменное наименование: ***Акционерное общество открытого типа "Электросвязь" Новосибирской области***
   Сокращенное фирменное наименование: ***АООТ "Электросвязь" НСО***
   Организационно-правовая форма: ***акционерное общество открытого типа***
   Введено: ***30.05.1994***
   Основания введения наименования: ***Распоряжение Комитета по управлению государственным имуществом при администрации Новосибирской области № 586-р от 23.05.1994 г.***
2. Полное фирменное наименование: ***Открытое акционерное общество "Электросвязь" Новосибирской области***
   Сокращенное фирменное наименование: ***АО "Электросвязь" НСО***
   Организационно-правовая форма: ***открытое акционерное общество***
   Введено: ***13.06.1996***
   Основания изменения предыдущего наименования: ***Решение годового общего собрания акционеров (Протокол №1 от 17.05.1996 г.), принятое в соответствии со вступлением в силу требований российского законодательства об организационно-правовых формах хозяйственных обществ.***
3. Полное фирменное наименование: ***Открытое акционерное общество "Сибирьтелеком"***
   Сокращенное фирменное наименование: ***ОАО "Сибирьтелеком"***
   Организационно-правовая форма: ***открытое акционерное общество***
   Введено: ***26.12.2001***
   Основания изменения предыдущего наименования: ***Решение внеочередного общего собрания акционеров (Протокол №2 от 21.12.2001 г.) о реорганизации Эмитента.***

3.1.2. Сведения о государственной регистрации эмитента.

Дата государственной регистрации эмитента: ***30.05.1994***
Номер свидетельства о государственной регистрации: ***ГР 1161***
Орган, осуществивший государственную регистрацию: ***Новосибирская регистрационная палата***
В соответствии с Федеральным законом "О государственной регистрации юридических лиц", 23 июля 2002г. ИМНС России по Железнодорожному району г. Новосибирска Новосибирской области внесена запись в ЕГРЮЛ о юридическом лице, зарегистрированном до

1 июля 2002г., 30 ноября 2002г. ИМНС России по Железнодорожному району г. Новосибирска Новосибирской области внесена запись в ЕГРЮЛ о государственной регистрации изменений, вносимых в учредительные документы юридического лица.
Основной государственный регистрационный номер - ***1025403189778***

3.1.3. Сведения о создании и развитии эмитента.

Срок существования эмитента с даты его государственной регистрации:
Эмитент был зарегистрирован в качестве юридического лица в мае 1994 года и существует более 12 лет.
Эмитент создан на неопределенный срок.

Краткое описание истории создания и развития эмитента:

До 1991 года услуги телефонной связи в г. Новосибирске и области представляло государственное предприятие Новосибирское областное производственно-техническое управление связи (официальное сокращенное наименование - НОПТУС).

5 января 1991 года Министерство по связи, информатике и космосу Российской Федерации издало приказ № 35 «О создании государственного предприятия связи и информатики «Россвязьинформ» Новосибирской области Министерства РСФСР по связи, информатике и космосу». В соответствии с этим приказом, с 1 апреля 1991 года НОПТУС ликвидировалось, и на его базе было создано Государственное предприятие связи и информатики «Россвязьинформ» Новосибирской области (официальное сокращенное наименование ГПСИ «Россвязьинформ» НСО), с передачей последнему всей сети НОПТУС.

В процессе приватизации предприятие было разделено на две компании: АО «НГТС», предоставляющее услуги местной связи в г. Новосибирске и АО «Электросвязь» НСО, предоставляющее услуги местной связи на территории области кроме г. Новосибирска, а также все остальные услуги связи на территории области.

17 мая 1994 года конференция трудового коллектива ГПСИ «Россвязьинформ» НСО приняла постановление о преобразовании ГПСИ «Россвязьинформ» НСО в акционерное общество открытого типа «Электросвязь» Новосибирской области (официальное сокращенное наименование АООТ «Электросвязь» НСО), был выбран первый вариант льгот.

АООТ «Электросвязь» НСО стало правопреемником ГПСИ «Россвязьинформ» НСО в части обязательств по электрической связи (местная телефонная связь городскому и сельскому населению, междугородная телефонная связь, проводное радиовещание, телеграфная связь).
23 мая 1994 года Комитет по управлению государственным имуществом при администрации Новосибирской области издал распоряжение № 586-р, в соответствии с которым было принято решение об учреждении АООТ "Электросвязь" НСО путем преобразования ГПСИ "Россвязьинформ" НСО.

30 мая 1994 года Постановлением Мэрии города Новосибирска № 667 был зарегистрирован Устав Акционерного общества открытого типа "Электросвязь" Новосибирской области.

В 2000 году Правительство РФ инициировало процесс реорганизации отрасли электросвязи России. Предполагалось на основе существующих 88 региональных компаний электросвязи создать семь крупных межрегиональных компаний в рамках федеральных округов.
ОАО "Связьинвест" - представитель государства и крупнейший акционер региональных операторов принял решение о целесообразности проведения такой реорганизации в форме присоединения действующих на территории каждого округа региональных операторов к наиболее крупной и экономически развитой компании данного округа.
В результате реорганизации холдинга региональные операторы объединены в семь крупных межрегиональных компаний:
- ***ОАО "Центральная Телекоммуникационная Компания";***
- ***ОАО "Северо-Западный Телеком";***
- ***ОАО "ВолгаТелеком";***
- ***ОАО "Южная Телекоммуникационная Компания";***
- ***ОАО "Уралсвязьинформ";***
- ***ОАО "Сибирьтелеком";***
- ***ОАО "Дальневосточная компания электросвязи".***

В Сибирском федеральном округе в качестве базовой компании избрано ОАО «Сибирьтелеком», которая объединила 11 региональных компаний Сибирского региона.

В июне 2000 года на годовых общих собраниях акционеров АО "Электросвязь" Новосибирской области и ОАО "Новосибирская городская телефонная сеть" было принято решение о реорганизации компаний в форме присоединения ОАО "НГТС" к АО "Электросвязь" НСО. В соответствии с принятым решением 29 декабря 2000 года ОАО "НГТС" исключено из городского реестра и вошло в состав АО "Электросвязь" НСО как филиал "Городская электросвязь".

На внеочередном общем собрании акционеров, которое состоялось 21 декабря 2001 года (протокол № 2) принято решение о реорганизации открытого акционерного общества «Электросвязь» Новосибирской области в форме присоединения к Обществу:

- *Открытого акционерного общества "Электросвязь" Республики Алтай,*
- *Открытого акционерного общества "Электросвязь" Республики Бурятия,*
- *Открытого акционерного общества "Электрическая связь Республики Хакасия",*
- *Открытого акционерного общества "Электросвязь" Красноярского края,*
- *Открытого акционерного общества "Электросвязь" Иркутской области,*
- *Открытого акционерного общества "Электросвязь" Кемеровской области,*
- *Открытого акционерного общества "Электрическая связь" Омской области,*
- *Открытого акционерного общества "Электросвязь" Читинской области,*
- *Открытого акционерного общества "Алтайская телефонно-телеграфная компания",*
- *Открытого акционерного общества "Томсктелеком";*

и о переименовании Открытого акционерного общества «Электросвязь» Новосибирской области в Открытое акционерное общество «Сибирьтелеком» (ОАО «Сибирьтелеком»).

Изменения в Устав зарегистрированы Новосибирской городской регистрационной палатой 26.12.2001 г.

30 ноября 2002 года внесена запись в Единый государственный реестр юридических лиц в связи с прекращением деятельности присоединяемых к Эмитенту компаний, в соответствии с Договором о присоединении ОАО «Сибирьтелеком» стало их правопреемником.

4 марта 2003 года состоялось совместное внеочередное общее собрание акционеров ОАО "Сибирьтелеком", которое стало заключительным этапом присоединения компаний.

Цели создания эмитента:

Целью Эмитента является извлечение прибыли.

Основными целями объединения стали:

- *создание в Сибири телекоммуникационной сети, позволяющей оказывать услуги на уровне мировых стандартов;*
- *повышение эффективности деятельности за счет сокращения текущих расходов, а также концентрации ресурсов на наиболее экономически эффективных проектах;*
- *улучшение качества управления;*
- *повышение конкурентоспособности за счет соединения финансовых, маркетинговых и технических возможностей.*

Названные цели являются долгосрочными. Их реализации будет способствовать осуществление проектов межрегионального значения, которые инициированы региональными компаниями Сибири, такие как справочно-информационные услуги на базе компьютерной телефонии (Кемерово), Интернет+ (Новосибирск), мультисервисная мультипротокольная сеть (Иркутск, Новосибирск).

Объединенная компания ОАО "Сибирьтелеком" - это крупнейший оператор телекоммуникационных услуг в Сибирском федеральном округе. Компания действует на территории около 4 944,3 тыс.кв.км с численностью населения порядка 20 900,1 тысяч человек (из них 14 713,7 тыс. городское население). Несомненным преимуществом компании является обширная инфраструктура сетей, возможность комплексного предоставления услуг по всей территории обслуживания.

Миссия эмитента:
Миссия МРК (межрегиональной компании связи) "Сибирьтелеком" - быть лидирующим оператором связи в Сибирском регионе. Основа деятельности Эмитента - это совмещение передовых производственных технологий и продуманной маркетинговой политики для предоставления широкого выбора качественных телекоммуникационных услуг для всех категорий пользователей.

3.1.4. Контактная информация.

Информация о специальном подразделении эмитента по работе с акционерами и инвесторами эмитента:

Место нахождения: ***Россия, г. Новосибирск, ул. М. Горького, 53***

Место нахождения постоянно действующего исполнительного органа: ***Россия, г. Новосибирск, ул. М. Горького, 53***

Тел.: ***(383) 2-191-106; 2-191-169***

Факс: ***(383) 223-54-45***

Отдел ценных бумаг и работы с акционерами: ***(383) 2-191-195***

Адрес электронной почты: ***bannikova@sibirtelecom.ru***

Отдел связей с инвесторами: ***(383) 2-191-197***

Адрес электронной почты: ***shipitsin@sibirtelecom.ru***

Адрес страницы в сети Интернет: ***www.sibirtelecom.ru***

3.1.5. Идентификационный номер налогоплательщика.

ИНН – 5407127828

3.1.6. Филиалы и представительства эмитента.

В 4 квартале 2006г. изменений не произошло:

Наименование: ***Алтайский филиал***
Место нахождения: ***РФ, г. Барнаул, ул. Интернациональная, 74***
Руководитель: ***Терентьев Юрий Александрович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2006***

Наименование: ***Бурятский филиал***
Место нахождения: ***РФ, Республика Бурятия, г. Улан-Удэ, ул. Ленина, 42***
Руководитель: ***Здаров Андрей Валентинович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2006***

Наименование: ***Горно-Алтайский филиал***
Место нахождения: ***РФ, Республика Алтай, г. Горно-Алтайск, ул. Чорос-Гуркина, 51/1***
Руководитель: ***Устинов Валерий Петрович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2006***

Наименование: ***Иркутский филиал***
Место нахождения: ***РФ, г. Иркутск, ул. Свердлова, 37***
Руководитель: ***Ширшов Олег Петрович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2006***

Наименование: *Кемеровский филиал*
Место нахождения: ***РФ, г. Кемерово, проспект Советский, 61***
Руководитель: ***Величко Вячеслав Витальевич***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2006***

Наименование: ***Красноярский филиал***
Место нахождения: ***РФ, г. Красноярск, проспект Мира, 102***
Руководитель: ***Гришко Николай Александрович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2006***

Наименование: ***Новосибирский филиал***
Место нахождения: ***РФ, г. Новосибирск, ул. Ленина, 5***
Руководитель: ***Михайлов Михаил Григорьевич***
Дата открытия: ***14.05.2002***
Срок действия доверенности: ***31.12.2006***

Наименование: ***Омский филиал***
Место нахождения: ***РФ, г. Омск, ул. Гагарина, 36***
Руководитель: ***Суконцев Алексей Сергеевич***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2006***

Наименование: ***Томский филиал***
Место нахождения: ***РФ, г. Томск, пр. Фрунзе, 83а***
Руководитель: ***Попов Виталий Федорович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2006***

Наименование: ***Хакасский филиал***
Место нахождения: ***РФ, Республика Хакасия, г. Абакан, ул. Щетинкина, 20***
Руководитель: ***Иванов Евгений Владимирович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2006***

Наименование: ***Читинский филиал***
Место нахождения: ***РФ, г. Чита, ул. Ленина, 107***
Руководитель: ***Алексеев Валерий Петрович***
Дата открытия: ***10.04.2002***
Срок действия доверенности: ***31.12.2006***

Наименование: ***Представительство в г. Москве***
Место нахождения: ***РФ, г. Москва, Плотников переулок, 3***
Руководитель: ***Польников Александр Ильич***
Дата открытия: ***24.05.2005***

3.2. Основная хозяйственная деятельность эмитента.

3.2.1. Отраслевая принадлежность эмитента.

Наименование	Код по ОКВЭД
Деятельность в области телефонной связи	64.20.11
Деятельность в области документальной связи	64.20.12
Деятельность в области передачи (трансляции) и распределения программ телевидения	64.20.21
Деятельность в области передачи (трансляции) и распределения программ звукового радиовещания	64.20.22
Прочая деятельность в области электросвязи	64.20.3
Аренда грузового автомобильного транспорта с водителем	60.24.3
Ремонт бытовых изделий и предметов личного пользования, не включенных в другие группировки	52.74
Производство общестроительных работ по прокладке местных линий связи	45.21.4
Производство электромонтажных работ	45.31
Производство отделочных работ	45.4
Проектирование, связанное со строительством инженерных сооружений	74.20.13
Издание газет	22.12
Деятельность в области радиовещания и телевидения	92.20
Производство пара и горячей воды (тепловой энергии) котельными	40.30.14
Рекламная деятельность	74.40
Предоставление прочих услуг	74.84
Аренда легковых автомобилей	71.10
Аренда прочего автомобильного транспорта и оборудования	71.21.1
Сдача внаём собственного жилого недвижимого имущества	70.20.1
Сдача внаём собственного нежилого недвижимого имущества	70.20.2
Аренда прочих машин и оборудования научного и промышленного назначения	71.34.9
Деятельность столовых при предприятиях и учреждениях	55.51
Деятельность ресторанов и кафе	55.30
Деятельность пансионатов, домов и баз отдыха	55.23.2
Управление эксплуатацией жилого фонда	70.32.1
Деятельность гостиниц без ресторанов	55.12
Физкультурно - оздоровительная деятельность	93.04
Обучение в образовательных учреждениях дополнительного профессионального образования (повышение квалификации) для специалистов, имеющих среднее профессиональное образование	80.22.22
Услуги ксерокопирования	93.05
Брошюровочно - переплетная и отделочная деятельность	22.23
Прочая деятельность по техническому контролю, испытаниям и анализу	74.30.9
Проведение расследований и обеспечение безопасности (вневедомственная охрана)	74.60
Хранение и складирование прочих грузов	63.12.4
Прочая деятельность, связанная с использованием вычислительной техники и информационных технологий	72.60
Ремонт радио- и телеаппаратуры и прочей аудио- и видеоаппаратуры	52.72.1
Чистка и уборка производственных и жилых помещений и оборудования	74.70.1
Деятельность автомобильного грузового неспециализированного транспорта	60.24.2
Ремонт радио- и телеаппаратуры и прочей аудио- и видеоаппаратуры	52.72.1
Чистка и уборка производственных и жилых помещений и оборудования	74.70.1
Деятельность автомобильного грузового неспециализированного транспорта	60.24.1
Изготовление печатных форм	22.24

3.2.2. Основная хозяйственная деятельность эмитента.

В ежеквартальном отчете за 4 квартал данная информация не предоставляется.

3.2.3. Основные виды продукции (работ, услуг).

В ежеквартальном отчете за 4 квартал данная информация не предоставляется.

3.2.4. Сырье (материалы) и поставщики эмитента.

В ежеквартальном отчете за 4 квартал данная информация не предоставляется.

3.2.5. Рынки сбыта продукции (работ, услуг) эмитента.

Основные рынки, на которых эмитент осуществляет свою деятельность:

Эмитент осуществляет свою деятельность в качестве оператора связи на территории Сибирского федерального округа. Потребителями предоставляемых Эмитентом услуг связи являются физические и юридические лица, проживающие или имеющие место нахождения в указанном регионе.

Тенденции развития сегментов рынка связи, на котором осуществляет свою деятельность Эмитент, следующие:

- ***Местная телефония:***

Эмитент является лидером рынка местной телефонной связи. Рыночные исследования показывают, что существует еще неудовлетворенный спрос на базовые услуги (ОТА, ШПД) – например, резервом является увеличение строительства жилья в СФО до 109,1 тыс. квартир в СФО. Планируется продолжать политику снижения тарифов на доступ к телефонной сети в зависимости от платежеспособного спроса в том или ином населенном пункте. Предельные же тарифы для всех регионов оставлены на прежнем уровне.

По итогам деятельности в 4 квартале 2006 года Эмитент сохранил и укрепил лидирующее положение на рынке услуг местной телефонной связи за счет дополнительного прироста основных телефонных аппаратов.

- ***Дальняя телефонная связь***

С 1 января 2006 года на основании нормативных актов, предусмотренных Федеральным законом "О связи" и направленных на либерализацию рынка связи России, услуги международной и междугородной телефонной связи оказывает ОАО «Ростелеком» и прочие операторы, получившие соответствующие лицензии (всего заключили соответствующие договора 9 операторов). Платежи пользователей за потребленные ими услуги международной и междугородной телефонной связи являются доходом ОАО «Ростелеком» и прочих операторов.

В 2006 году ОАО «Сибирьтелеком» от имени и по поручению ОАО «Ростелеком» ведет расчеты с пользователями за оказанные им услуги международной и междугородной телефонной связи. В этой связи ОАО «Сибирьтелеком» заключило с ОАО «Ростелеком» договор смешанного типа (содержащий как элементы агентского договора, так и договора предоставления услуг). Кроме того, между ОАО «Сибирьтелеком» и ОАО «Ростелеком» заключен договор о присоединении сетей электросвязи в новой редакции, в соответствии с которым ОАО «Сибирьтелеком» будет предоставлять ОАО «Ростелеком» услуги по пропуску трафика и получать от ОАО «Ростелеком» услугу присоединения, в результате которой становится возможным установление междугородного и международного соединения и передача информации между пользователями взаимодействующих сетей электросвязи. По мере появления новых игроков на данном рынке ОАО «Сибирьтелеком» планирует заключение договоров по аналогичной схеме, что и с ОАО «Ростелеком».

В результате изменения схемы взаимодействия с ОАО «Ростелеком», ожидается снижение величины как доходов ОАО «Сибирьтелеком», так и расходов, но без существенного изменения финансового результата.

- ***Интернет:***

Основные тенденции на рынке Интернет - это постепенный отказ подавляющего числа предприятий и элитного населения от услуг коммутируемого доступа и переход на более быстрый и качественный выделенный доступ. Для основной части населения интересной и

доступной по цене услугой может стать широкополосный доступ по технологии xDSL, предоставляемый под торговой маркой «Webstream»

- *Мобильная связь:*

Рынок мобильной связи является самым динамичным и быстро развивающимся из телекоммуникационных рынков. Рост рынка в сибирском регионе опережал общероссийский. Эмитент присутствует на рынке мобильной связи Республике Бурятия и Томской области, а также опосредованно, через дочерние компании «Байкалвестком» (Иркутская область), «Енисейтелеком» (Красноярский край), «СТЭК» (Кемеровская область) и «Алтайсвязь» (Алтайский край).

Основные угрозы связаны с двумя тенденциями: падение спроса на услуги мобильной связи в «устаревающих» стандартах, рост спроса на услуги GSM, с одной стороны, усиление конкуренции со стороны национальных операторов, в особенности – на наиболее привлекательных региональных сегментах, с другой.

Возможные факторы, которые могут негативно повлиять на сбыт эмитентом его продукции (работ, услуг) и возможные действия эмитента по уменьшению такого влияния:

На сбыт Эмитентом его продукции (работ, услуг) могут негативно повлиять следующие факторы:

- ***рост числа конкурирующих компаний на рынке услуг местной телефонной связи;***
- ***изменение статуса Эмитента в сфере предоставления услуг междугородной и международной связи: с 01 января 2006 года Эмитент является оператором зоновой связи, в связи с чем в структуре доходов отсутствуют доходы от дальней связи;***
- ***усиление конкуренции на рынке услуг Интернет и Передачи Данных;***
- ***постепенное замещение услуг местной телефонной сети услугами мобильных сетей***
- недостаточная доля активных продаж в общем объёме и недостаточные усилия по продвижению услуг.

Действия Эмитента по уменьшению такого влияния:

- ***использование имеющихся собственных сетевых ресурсов как основы для предоставления всех видов услуг;***
- ***возможность оперативного развертывания большого числа новых сервисов на базе существующей инфраструктуры сети;***
- ***проведение единой маркетинговой политики в рамках региона;***
- ***использование в случае необходимости возможности перераспределения финансовых ресурсов;***
- ***проведение политики по поддержанию высокой квалификации кадров;***
- ***создание и поддержание имиджа надежного оператора;***
- ***присутствие во всех регионах Сибирского федерального округа;***
- ***внедрение новых услуг на базе существующей инфраструктуры;***
- ***использование возможности гибкого тарифного регулирования;***

3.2.6. Сведения о наличии у эмитента лицензий.

1. Номер: ***ГС-6-54-01-27-0-5407127828-000999-1***
   Дата выдачи: ***21.11.2002***
   Срок действия: ***до 21.11.2007***
   Орган, выдавший лицензию: ***Госкомитет РФ по строительству и жилищно-коммунальному комплексу***
   Виды деятельности: ***строительство зданий и сооружений 1 и 2 уровней ответственности в соответствии с государственным стандартом***
   Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

2. Номер: ***ГС -6-54-01-26-0-5407127828-001002-1***
   Дата выдачи: ***21.11.2002***
   Срок действия: ***до 21.11.2007***
   Орган, выдавший лицензию: ***Госкомитет РФ по строительству и жилищно-коммунальному комплексу***

Виды деятельности: *проектирование зданий и сооружений 1 и 2 уровней ответственности в соответствии с государственным стандартом*
Прогноз эмитента относительно вероятности продления лицензии: *положительный*

3. Номер: *БАР 00093*
Дата выдачи: *31.10.2002*
Срок действия: *до 01.10.2009*
Орган, выдавший лицензию: *Комитет по охране окружающей среды по Алтайскому краю*
Виды деятельности: *водопользование (на территории Алтайского края)*
Прогноз эмитента относительно вероятности продления лицензии: *положительный*

4. Номер: *1/00612*
Дата выдачи: *15.12.2002*
Срок действия: *до 15.12.2007*
Орган, выдавший лицензию: *Главное управление Государственной противопожарной службы*
Виды деятельности: *деятельность по предупреждению и тушению пожаров*
Прогноз эмитента относительно вероятности продления лицензии: *положительный*

5. Номер: *2/01092*
Дата выдачи: *15.12.2002*
Срок действия: *до 15.12.2007*
Орган, выдавший лицензию: *Главное управление Государственной противопожарной службы*
Виды деятельности: *производство работ по монтажу, ремонту и обслуживанию средств обеспечения пожарной безопасности зданий и сооружений*
Прогноз эмитента относительно вероятности продления лицензии: *положительный*

6. Номер: *Г 926152 рег. № 1302/2002*
Дата выдачи: *29.10.2002*
Срок действия: *до 13.02.2007*
Орган, выдавший лицензию: *Комитет администрации Алтайского края по здравоохранению, комиссия по лицензированию медицинской деятельности*
Виды деятельности: *осуществление медицинской деятельности (на территории Алтайского края)*
Прогноз эмитента относительно вероятности продления лицензии: *положительный*

7. Номер: *А № 012571 рег. № 507*
Дата выдачи: *23.03.2004*
Срок действия: *до 22.03.2009*
Орган, выдавший лицензию: *Управление науки, высшего, среднего профессионального образования и технологий Администрации НСО*
Виды деятельности: *осуществление образовательной деятельности (Новосибирская область)*
Прогноз эмитента относительно вероятности продления лицензии: *положительный*

8. Номер: *РХ-МН Г 839890 рег. № 00079/10/03*
Дата выдачи: *21.10.2003*
Срок действия: *до 21.10.2008*
Орган, выдавший лицензию: *Министерство здравоохранения Республики Хакасия*
Виды деятельности: *работы и услуги по предрейсовым медицинским осмотрам водителей транспортных средств*
Прогноз эмитента относительно вероятности продления лицензии: *положительный*

9. Номер: *Б 325263 рег. № 771*
Дата выдачи: *05.03.2004*
Срок действия: *до 05.03.2009*
Орган, выдавший лицензию: *Управление ФСБ России по Новосибирской области*

Виды деятельности: *осуществление работ с использованием сведений, составляющих государственную тайну*
Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

10. Номер: ***22 А № 042366***
Дата выдачи: ***20.10.1997***
Срок действия: ***до 20.10.2021***
Орган, выдавший лицензию: ***Федеральная служба лесного хозяйства России***
Виды деятельности: ***пользование лесным фондом в культурно-оздоровительных, туристических и спортивных целях***
Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

11. Номер: ***Б 341931 № 014М***
Дата выдачи: ***25.07.2005***
Срок действия: ***до 05.03.2009***
Орган, выдавший лицензию: ***Управление ФСБ России по Новосибирской области***
Виды деятельности: ***осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны***
Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

12. Номер: ***2230***
Дата выдачи: ***27.07.2005***
Срок действия: ***до 21.07.2010***
Орган, выдавший лицензию: ***Главное управление общего и профессионального образования Администрации Иркутской области***
Виды деятельности: ***образовательная деятельность по образовательным программам***
Прогноз эмитента относительно вероятности продления лицензии: ***положительный***

Сведения о лицензиях на предоставление услуг связи Эмитента указаны в пункте 3.2.10. настоящего раздела Ежеквартального отчета, устанавливающего дополнительные требования к эмитентам, основной деятельностью которых является оказание услуг связи.

3.2.7. Совместная деятельность эмитента.

В 4 квартале 2006 года Эмитент не вел совместной деятельности.

3.2.8. Дополнительные требования к эмитентам, являющимся акционерными инвестиционными фондами, управляющими компаниями или страховыми организациями.

Эмитент не является акционерным инвестиционным фондом или страховой организацией.

3.2.9. Дополнительные требования к эмитентам, чьей основной деятельностью является добыча полезных ископаемых.

Эмитент не осуществляет добычу полезных ископаемых.
Дочерние (зависимые) общества Эмитента, ведущие деятельность по добыче полезных ископаемых, отсутствуют.

3.2.10. Дополнительные требования к эмитентам, основной деятельностью которых является оказание услуг связи.

а) Лицензии на предоставление услуг связи.

1. Условия осуществления деятельности в соответствии с лицензией № 23236:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги местной и внутризоновой телефонной связи сети связи общего пользования, а также телефонной связи с использованием технических средств интеллектуальной сети связи на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.

Лицензиат обязан предоставлять пользователям своей сети доступ к услугам междугородной и международной телефонной связи сети связи общего пользования.

Предоставление услуг междугородной и международной телефонной связи осуществляется с использованием технических средств лицензиата по сети связи общего пользования через АМТС соответствующей географической зоны нумерации по договорам с оператором междугородной и международной сети связи общего пользования Российской Федерации ОАО "Ростелеком".

Предоставление услуг внутризоновой телефонной связи допускается по сети связи лицензиата (внутри кода зоны географической нумерации АВС), если и вызывающий и вызываемый пользователи являются пользователями сети лицензиата или пользователями сети, имеющей присоединение только к сети лицензиата.

Предоставление услуг местной и внутризоновой связи, согласно данной лицензии, с использованием радиорелейных систем передачи допускается после получения разрешения на использование рабочих частот в соответствии с отраслевыми нормативными документами.

Допускается применение на абонентском участке радиоудлинителей и оборудования радиодоступа при наличии необходимого частотного ресурса, выделенного установленным порядком государственной радиочастотной службой при Министерстве Российской Федерации по связи и информатизации.

Дата выдачи: ***04.10.2002***

Срок действия лицензии: ***до 04.10.2012***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

2. Условия осуществления деятельности в соответствии с лицензией № 23237:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги местной, междугородной и международной телефонной связи сети связи общего пользования на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область с использованием сети переговорных пунктов и сети таксофонов, создаваемой лицензиатом.

Таксофоны и переговорные пункты лицензиата включаются в местные телефонные сети на уровне абонентских установок.

Лицензиат имеет право использовать каналы связи и физические цепи сети связи других операторов на возмездной основе в соответствии с Гражданским кодексом.

Дата выдачи: ***28.11.2002***

Срок действия лицензии: *до 28.11.2007*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Общая монтированная емкость сети связи лицензиата - не менее 14681 таксофонов и 3109 переговорных пунктов, в том числе:***

- ***на территории Республики Алтай - не менее 66 таксофонов и не менее 94 переговорных пунктов;***
- ***на территории Республики Бурятия - не менее 739 таксофонов и не менее 28 переговорных пунктов;***
- ***на территории Республики Хакасия - не менее 493 таксофонов и не менее 21 переговорного пункта;***
- ***на территории Алтайского края - не менее 750 таксофонов и не менее 921 переговорного пункта;***
- ***на территории Красноярского края - не менее 1750 таксофонов и не менее 300 переговорных пунктов;***
- ***на территории Иркутской области - не менее 2012 таксофонов и не менее 296 переговорных пунктов;***
- ***на территории Кемеровской области - не менее 3095 таксофонов и не менее 188 переговорных пунктов;***
- ***на территории Новосибирской области - не менее 2599 таксофонов и не менее 676 переговорных пунктов;***
- ***на территории Омской области - не менее 1677 таксофонов и не менее 60 переговорных пунктов;***
- ***на территории Томской области - не менее 959 таксофонов и не менее 150 переговорных пунктов;***
- ***на территории Читинской области - не менее 541 таксофонов и не менее 375 переговорных пунктов.***

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

3. Условия осуществления деятельности в соответствии с лицензией № 23228:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги передачи данных сети связи общего пользования на территории следующих субъектов Российской Федерации: Республика Алтай, Республика Хакасия, Республика Бурятия, Алтайский край, Красноярский край, Омская область, Новосибирская область, Иркутская область, Кемеровская область, Томская область, Читинская область.

Предоставление услуг передачи данных осуществляется с использованием сети передачи данных лицензиата.

Лицензиат имеет право на подключение оборудования передачи данных к телефонной сети связи общего пользования, к используемой в коммерческих целях части сети "Искра" и к телеграфной сети АТ/Телекс, а также на использование каналов связи и физических цепей сети связи общего пользования.

Подключение оборудования передачи данных лицензиата к телефонной сети связи общего пользования, к используемой в коммерческих целях части сети "Искра" и к телеграфной сети АТ/Телекс осуществляется только на правах абонентских установок.

Дата выдачи: ***01.08.2002***

Срок действия лицензии: ***до 01.08.2007***

Условия и возможность продления срока действия лицензии:

деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Монтированная абонентская емкость сети лицензиата должна обеспечивать возможность подключения к концу срока действия лицензии не менее 253000 пользователей, в том числе к концу 2003 года - не менее 158000 пользователей.***

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

4. Условия осуществления деятельности в соответствии с лицензией № 23229:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги по трансляции звуковых программ по сети проводного вещания на территории следующих субъектов Российской Федерации: Республика Алтай, Республика Хакасия, Республика Бурятия, Алтайский край, Красноярский край, Омская область, Новосибирская область, Иркутская область, Кемеровская область, Томская область, Читинская область.

Сеть лицензиата предназначена для вещания звуковых программ общероссийских и государственных региональных компаний.

Трансляция иных программ возможна при наличии лицензии на осуществление телерадиовещания и соответствующего договора с лицензиатом-вещателем.

Дата выдачи: ***01.08.2002***

Срок действия лицензии: ***до 01.08.2007***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

5. Условия осуществления деятельности в соответствии с лицензией № 23230:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление пользователям местных, междугородных каналов и трактов связи, каналов подачи программ телевидения, звукового вещания, физических цепей для передачи сигналов электросвязи на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.

Предоставление пользователям каналов, трактов связи и физических цепей допускается для организации сетей связи при наличии у их владельцев соответствующих лицензий Министерства Российской Федерации по связи и информатизации (Министерства связи Российской Федерации, Государственного комитета Российской Федерации по связи и информатизации, Государственного комитета Российской Федерации по телекоммуникациям), а также для организации абонентских линий с целью получения

доступа к различным сетям связи в соответствии с правилами их построения, и для внутрипроизводственных сетей, не предоставляющих услуг связи на возмездной основе, в том числе имеющих выход на сеть связи общего пользования.

Предоставление каналов связи и физических цепей для организации абонентских и соединительных линий местных телефонных сетей допускается только в пределах территории соответствующих географических зон нумерации ABC ab.

Дата выдачи: ***28.11.2002***

Срок действия лицензии: ***до 28.11.2007***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Общее количество организуемых лицензиатом каналов тональной частоты, основных цифровых каналов, в том числе в составе цифровых трактов:***

- ***на территории Республики Алтай - не менее 71;***
- ***на территории Республики Бурятия - не менее 452;***
- ***на территории Республики Хакасия - не менее 96;***
- ***на территории Алтайского края - не менее 1813;***
- ***на территории Красноярского края - не менее 548;***
- ***на территории Иркутской области - не менее 316;***
- ***на территории Кемеровской области - не менее 262;***
- ***на территории Новосибирской области - не менее 1989;***
- ***на территории Омской области - не менее 303;***
- ***на территории Томской области - не менее 49;***
- ***на территории Читинской области - не менее 333.***

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

6. Условия осуществления деятельности в соответствии с лицензией № 23238:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги телеграфной связи (прием, передача и доставка телеграмм, услуги сети АТ/Телекс) на территории следующих республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.

Предоставление услуг телеграфной связи осуществляется с использованием технических средств лицензиата. Монтированная емкость телеграфных средств коммутации и передачи, принадлежащих лицензиату, должна обеспечивать возможность полного удовлетворения потребностей в услугах телеграфной связи на лицензионной территории.

Дата выдачи: ***14.11.2002***

Срок действия лицензии: ***до 14.11.2007***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

7. **Условия осуществления деятельности в соответствии с лицензией № 23239:**

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги телематических служб сети связи общего пользования (службы электронной почты, службы доступа к информационным ресурсам, службы факсимильных сообщений, информационно-справочной службы, службы обработки сообщений, службы передачи речевой информации, службы голосовых сообщений, службы аудиоконференций, службы видеоконференций) на территории следующих Республик, краев и областей: Республика Алтай, Республика Бурятия, Республика Хакасия, Алтайский край, Красноярский край, Иркутская область, Кемеровская область, Новосибирская область, Омская область, Томская область, Читинская область.

Предоставление услуг осуществляется с использованием технических средств телематических служб лицензиата.

Дата выдачи: ***29.08.2002***

Срок действия лицензии: ***до 29.08.2007***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Монтированная абонентская емкость телематических служб лицензиата должна обеспечивать возможность подключения к концу срока действия лицензии не менее 115000 пользователей, в том числе к концу 2003 г. не менее 61000 пользователей.***

Пропускная способность телематической службы передачи речевой информации лицензиата должна обеспечивать к концу срока действия лицензии возможность организации не менее 960 одновременных разговоров, в том числе к концу 2003 г. не менее 480 одновременных разговоров.

Число пользователей, которые могут одновременно участвовать в сеансах аудиоконференцсвязи и видеоконференцсвязи не менее 319.

Количество ПКЛ к концу срока действия лицензии - не менее 381, в том числе к концу 2003 г. - не менее 266.

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

8. **Условия осуществления деятельности в соответствии с лицензией № 25790:**

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги сотовой радиотелефонной связи сети связи общего пользования с использованием оборудования стандарта GSM в диапазоне 1800 МГц (СПС-1800) на территории Республики Бурятия.

Предоставление услуг сотовой связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС-1800.

Дата выдачи: ***11.04.2003***

Срок действия лицензии: ***до 11.04.2013***

Условия и возможность продления срока действия лицензии:

деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

9. **Условия осуществления деятельности в соответствии с лицензией № 36761:**

Виды услуг связи, разрешенных к использованию:

Услуги сотовой радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц на территории Томской области.

Предоставление услуг сотовой связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС 450.

Дата выдачи: ***28.11.2005***

Срок действия лицензии: ***до 28.11.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

10. **Условия осуществления деятельности в соответствии с лицензией № 44215:**

Виды услуг связи, разрешенных к использованию:

Услуги цифровой сотовой радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц по технологии IMT-MC 450 на территории Республики Хакасия.

Дата выдачи: ***21.09.2006***

Срок действия лицензии: ***до 21.09.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

11. Условия осуществления деятельности в соответствии с лицензией № 30216:

Виды услуг связи и виды сетей, разрешенных к использованию:

Услуги цифровой сотовой радиотелефонной связи сети общего пользования в диапазоне 450 МГц по технологии IMT-MC 450 на территории Томской области.

Дата выдачи: ***30.12.2003***

Срок действия лицензии: ***до 30.12.2013***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***Монтированная емкость сети на территории, указанной в данной лицензии, должна составлять по годам: на 31.12.2007 г. – 10 000 номеров, на 31.12.2013 г. – 30 000 номеров.***

Срок исполнения указанных обязательств: ***в течение всего срока действия лицензии.***

Степень выполнения эмитентом указанных обязательств: ***выполняются в полном объеме.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

12. Условия осуществления деятельности в соответствии с лицензией № 8123:

Виды услуг связи, разрешенных к использованию:

Осуществление эфирного радиовещания СМИ «Радиовестник Кузбасса» в г.г. Гурьевск, Мариинск, Осинники и Топки Кемеровской области.

Дата выдачи: ***13.02.2004***

Срок действия лицензии: ***до 13.02.2009***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

13. Условия осуществления деятельности в соответствии с лицензией № 32170:

Виды услуг связи, разрешенных к использованию:

Услуги связи для целей эфирного вещания на территории Томской области.

Дата выдачи: ***31.05.2005***

Срок действия лицензии: ***до 27.05.2008***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными

проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

14. Условия осуществления деятельности в соответствии с лицензией № 32171:

Виды услуг связи, разрешенных к использованию:

Услуги связи для целей эфирного вещания (на территории Иркутской области)

Дата выдачи: ***31.05.2005***

Срок действия лицензии: ***до 02.08.2009***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

15. Условия осуществления деятельности в соответствии с лицензией № 31613:

Виды услуг связи, разрешенных к использованию:

Телематические услуги связи (на территории Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО)

Дата выдачи: ***26.05.2005***

Срок действия лицензии: ***до 26.05.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

16. Условия осуществления деятельности в соответствии с лицензией № 31614:

Виды услуг связи, разрешенных к использованию:

Услуги местной телефонной связи с использованием средств коллективного пользования на территориях Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО

Дата выдачи: *26.05.2005*

Срок действия лицензии: *до 26.05.2010*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

17. Условия осуществления деятельности в соответствии с лицензией № 31615:

Виды услуг связи, разрешенных к использованию:

Услуги местной телефонной связи с использованием таксофонов на территориях Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО

Дата выдачи: *26.05.2005*

Срок действия лицензии: *до 26.05.2010*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

18. Условия осуществления деятельности в соответствии с лицензией № 31616:

Виды услуг связи, разрешенных к использованию:

Услуги телеграфной связи на территориях Таймырского, Эвенкийского, Усть-Ордынского Бурятского, Агинского Бурятского АО

Дата выдачи: *26.05.2005*

Срок действия лицензии: *до 26.05.2010*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

19. Условия осуществления деятельности в соответствии с лицензией № 8986:

Виды услуг связи, разрешенных к использованию:

Осуществление телевещания СМИ «Мариинск-ТВ» в г. Мариинске Кемеровской области

Дата выдачи: ***26.05.2005***

Срок действия лицензии: ***до 18.01.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

20. Условия осуществления деятельности в соответствии с лицензией № 33053:

Виды услуг связи, разрешенных к использованию:

Предоставление услуг связи для целей эфирного вещания в г.г. Осинники, Топки, Гурьевск Кемеровской области.

Дата выдачи: ***17.07.2005***

Срок действия лицензии: ***до 13.08.2009***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

21. Условия осуществления деятельности в соответствии с лицензией № 33052:

Виды услуг связи, разрешенных к использованию:

Предоставление услуг связи для целей кабельного вещания в г. Бердск Новосибирской области

Дата выдачи: ***17.07.2005***

Срок действия лицензии: ***до 15.07.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными

проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *данных обязательств нет.*

Срок исполнения указанных обязательств: *данных обязательств нет.*

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

22. Условия осуществления деятельности в соответствии с лицензией № 35007:

Виды услуг связи, разрешенных к использованию:

Предоставление услуг связи для целей эфирного вещания в г.г. Мариинске и Новокузнецке Кемеровской области

Дата выдачи: *14.09.2005*

Срок действия лицензии: *до 18.07.2010*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *данных обязательств нет.*

Срок исполнения указанных обязательств: *данных обязательств нет.*

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

23. Условия осуществления деятельности в соответствии с лицензией № 36290:

Виды услуг связи, разрешенных к использованию:

Предоставлять услуги по трансляции телевизионных и звуковых програм на территориях Читинской области

Дата выдачи: *03.11.2005*

Срок действия лицензии: *до 03.11.2008*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *данных обязательств нет.*

Срок исполнения указанных обязательств: *данных обязательств нет*

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства)*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

24. Условия осуществления деятельности в соответствии с лицензией № 37355:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги подвижной радиосвязи в сети связи общего пользования на территории субъектов РФ: Республика Бурятия, Омская область, Кемеровская область.

Сеть связи лицензиата создается с использованием оборудования радиотелефонной связи, работающего в диапазоне 330МГц.

Дата выдачи: ***28.11.2005***

Срок действия лицензии: ***до 28.11.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

25. Условия осуществления деятельности в соответствии с лицензией № 37356:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги подвижной радиосвязи в сети связи общего пользования на территории субъектов РФ: Алтайский край, Иркутская область, Томская область.

Дата выдачи: ***28.11.2005***

Срок действия лицензии: ***до 28.11.2008***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

26. Условия осуществления деятельности в соответствии с лицензией № 36762:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги подвижной радиосвязи в сети общего пользования на территории Красноярского края

Дата выдачи: ***28.11.2005***

Срок действия лицензии: ***до 28.11.2010***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

27. Условия осуществления деятельности в соответствии с лицензией № 40114:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги связи по передаче данных, за исключением услуг связи по передаче данных для целей передачи голосовой информации на территориях автономных округов.

Дата выдачи: ***11.04.2006***

Срок действия лицензии: ***11.04.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

28. Условия осуществления деятельности в соответствии с лицензией № 40115:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставлять услуги связи по предоставлению каналов связи на территориях автономных округов.

Дата выдачи: ***11.04.2006***

Срок действия лицензии: ***11.04.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

29. Условия осуществления деятельности в соответствии с лицензией № 41552:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг по трансляции телевизионных и звуковых программ по сетям кабельного телевидения на территории Иркутской области.

Пользователям должна быть обеспечена подача транслируемых в эфире программ общероссийских телерадиовещательных организаций и государственных региональных телерадиокомпаний. Трансляция иных телевизионных (звуковых) программ возможна при

наличии лицензии на осуществление телерадиовещания и соответствующего договора с лицензиатом-вещателем.

Дата выдачи: ***26.06.2006***

Срок действия лицензии: ***26.06.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

30. Условия осуществления деятельности в соответствии с лицензией № 42053:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг по трансляции телевизионных и звуковых программ по сетям кабельного телевидения на территории Кемеровской области.

Пользователям должна быть обеспечена подача транслируемых в эфире программ общероссийских телерадиовещательных организаций и государственных региональных телерадиокомпаний. Трансляция иных телевизионных (звуковых) программ возможна при наличии лицензии на осуществление телерадиовещания и соответствующего договора с лицензиатом-вещателем.

Дата выдачи: ***19.06.2006***

Срок действия лицензии: ***19.06.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

31. Условия осуществления деятельности в соответствии с лицензией № 42054:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг по трансляции телевизионных и звуковых программ по сетям кабельного телевидения на территории Новосибирской области.

Пользователям должна быть обеспечена подача транслируемых в эфире программ общероссийских телерадиовещательных организаций и государственных региональных телерадиокомпаний. Трансляция иных телевизионных (звуковых) программ возможна при наличии лицензии на осуществление телерадиовещания и соответствующего договора с лицензиатом-вещателем.

Дата выдачи: ***19.06.2006***

Срок действия лицензии: ***19.06.2011***

Условия и возможность продления срока действия лицензии:

деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

32. Условия осуществления деятельности в соответствии с лицензией № 42077:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг подвижной радиотелефонной связи сети связи общего пользования с использованием оборудования стандарта GSM в диапазоне 900 МГц (СПС-900) на территории Республики Бурятия.

Предоставление услуг подвижной радиотелефонной связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС-900

Сеть СПС-900, создаваемая лицензиатом, присоединяется к сети связи общего пользования Российской Федерации на междугородном уровне в соответствии с Генеральной схемой создания и поэтапного развития федеральной сети подвижной радиотелефонной связи общего пользования России стандарта GSM.

Дата выдачи: ***01.07.2006***

Срок действия лицензии: ***01.07.2011***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

33. Условия осуществления деятельности в соответствии с лицензией № 42078:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг подвижной радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц на территории Республики Хакасия.

Предоставление услуг подвижной радиотелефонной связи осуществляется с использованием сети связи лицензиата, которая должна являться частью единой сотовой сети Российской Федерации СПС-450.

Дата выдачи: ***01.07.2006***

Срок действия лицензии: ***01.07.2009***

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *данных обязательств нет.*

Срок исполнения указанных обязательств: *данных обязательств нет.*

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

34. Условия осуществления деятельности в соответствии с лицензией № 42553:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг связи для целей эфирного вещания на территории Кемеровской области.

Дата выдачи: *12.07.2006*

Срок действия лицензии: *13.06.2011*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *данных обязательств нет.*

Срок исполнения указанных обязательств: *данных обязательств нет.*

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

35. Условия осуществления деятельности в соответствии с лицензией № 42554:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг связи для целей проводного вещания на территориях автономных округов.

Дата выдачи: *12.07.2006*

Срок действия лицензии: *12.07.2011*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: *данных обязательств нет.*

Срок исполнения указанных обязательств: *данных обязательств нет.*

Степень выполнения эмитентом указанных обязательств: *данных обязательств нет.*

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: *наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).*

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

36. Условия осуществления деятельности в соответствии с лицензией № 42758:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг внутризоновой телефонной связи на территориях Иркутской, Читинской областях, Красноярского края и автономных округов, входящих в состав областей и края.

Дата выдачи: *28.07.2006*

Срок действия лицензии: *28.07.2011*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

37. Условия осуществления деятельности в соответствии с лицензией № 42759:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг местной телефонной связи за исключением услуг местной телефонной связи с использованием таксофонов и средств коллективного доступа на территориях Иркутской, Читинской областях, Красноярского края и автономных округов, входящих в состав областей и края.

Дата выдачи: *28.07.2006*

Срок действия лицензии: *28.07.2011*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: ***точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.***

38. Условия осуществления деятельности в соответствии с лицензией № 45943:

Виды услуг связи и виды сетей, разрешенных к использованию:

Предоставление услуг по трансляции телевизионных и звуковых программ на территориях Алтайского края.

Дата выдачи: *17.11.2006*

Срок действия лицензии: *17.11.2011*

Условия и возможность продления срока действия лицензии:

Условиями продления срока действия лицензии является осуществление лицензиатом своей деятельности без нарушений лицензионных требований, что устанавливается регулярными проверками уполномоченных надзорных органов. Прогноз относительно возможности продления срока действия лицензии – положительный.

Обязательства эмитента в соответствии с указанной лицензией по созданию абонентской базы: ***данных обязательств нет.***

Срок исполнения указанных обязательств: ***данных обязательств нет.***

Степень выполнения эмитентом указанных обязательств: ***данных обязательств нет.***

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензии: ***наступление обстоятельств непреодолимой силы (форс-мажорные обстоятельства).***

Возможность наступления указанных факторов: *точному прогнозированию не поддается, однако, Эмитент предпринимает все необходимые действия для минимизации риска их наступления.*

б) Сети связи.

Местная телефонная сеть.

На местных телефонных сетях на 31.12.2006г. в филиалах ОАО «Сибирьтелеком» в эксплуатации – 4 510 телефонных станций общей монтированной емкостью – 4 393,2 тыс. номеров, в том числе:

- *на городских телефонных сетях – 796 АТС емкостью – 3 598,2 тыс. номеров*
- *на сельских телефонных сетях – 3 714 АТС емкостью – 795 тыс. номеров*

На местных телефонных сетях эксплуатируется как аналоговое, так и цифровое коммутационное оборудование:

- *3 374 координатных АТС емкостью - 1 391,3 тыс. номеров*
- *195 квазиэлектронных АТС емкостью - 249,5 тыс. номеров*
- *941 электронных АТС емкостью - 2 752,4 тыс. номеров*

Внутризоновая первичная сеть

Внутризоновая первичная сеть ОАО «Сибирьтелеком» построена по радиальному принципу в каждой зоне нумерации на кабельных (медных и оптических) воздушных и радиорелейных линиях. По состоянию на 31.12.2006г.

Протяженность кабельных внутризоновых линий передач -	*19 554,9 км.*
в том числе:	
- по волоконно-оптическому	*10 078 км.*
Протяженность радиорелейных линий передачи -	*4 209,2 км.*
из них:	
-цифровых	*1 416,9 км.*
Протяженность воздушных передач -	*3 018,4 км.*
Протяженность образованных каналов внутризоновой первичной сети –	*103 612 тыс. канало-км.*
из них:	
- по воздушным линиям передачи -	*57,4 тыс. канало-км.*
- по кабельным -	*101 964,7 тыс. канало-км.*
из них:	
- по волоконно-оптическому кабелю -	*101 043,3 тыс. канало-км.*
- по радиорелейным	*1 553,8 тыс. канало-км.*
- по спутниковым	*17,1 тыс. канало-км.*
Протяженность каналов, образованных цифровыми системами передачи -	*102 449,9 тыс. канало-км.*
в том числе:	
-синхронной цифровой иерархии	*101 212,4 тыс.кан.-км.*
-плезиохронной цифровой иерархии -	*1 237,5 тыс.кан.-км.*

Телефонная сеть - не выделенная

Планируется оказание в создаваемой сети услуг интеллектуальной сети связи

Присоединения:

К сети общего пользования

Уровень присоединения к сети ТФОП по каждому региону - ТФОП

Сети передачи данных

Инфраструктура сетей передачи данных состоит из нескольких взаимоувязанных сетей работающих по различным протоколам. В настоящее время ОАО "Сибирьтелеком" эксплуатирует сети передачи данных со следующими сетевыми технологиями:

- *X.25 (Оборудование Telenet, ИАС, Telematics)*
- *Frame Relay (Cascade, RAD, Cisco)*
- *ATM (Cisco, Alcatel, Huawei)*
- *MetroEthernet (Cisco)*
- *IP/MPLS (Cisco)*

Строительство (модернизация/расширение) новых фрагментов инфраструктуры сети передачи данных осуществляется исходя из требования мультисервисности – современная сеть передачи данных должна обладать функциями универсальности: переносить разнородный трафик(голос/видео/данные) с заданными параметрами качества обслуживания и уровнем конфеденциальности. На базе такой сетевой инфраструктуры оказываются как услуги доступа к Интернет, так и услуги построения виртуальных частных сетей VPN для корпоративных клиентов. Для построения таких сетей используются следующие технологий:

- *IP/MPLS/MetroEthernet для строительства сетей в крупных населенных пунктах (не менее 10 тыс. жителей) или организация высокоскоростных (более 1 Гб/с) магистральных каналов передачи данных.*
- *ATM/Frame Relay для строительства внутризоновых сетей, обьединяющих небольшие населенные пункты с организацией низкоскоростных (2-16 Мбит/с) каналов передачи данных.*

Городские и областные мультисервисные сети действуют в городах и районах Иркутской, Кемеровской, Новосибирской областей, в Алтайском крае, в г.Красноярск.

Устаревшие (устаревшая сетевая технология или физический износ оборудования) сети передачи данных (например X.25) постепенно модернизируются с использованием многопротокольных маршрутизатров (в случае износа) или демонтируются в случае перехода/перевода абонентов данных сетей на использование более современных сетевых технологий.

В качестве оборудования доступа (выделенные линии) на сетях передачи данных используются как модемное оборудование (пр-ва ф. Натекс, Кроникс, Shmidt Telecom, Tainet, Зелакс и др.), поддерживающее различные виды xDSL, так и xDSL концентраторы (новые строящиеся сети) поддерживающие протоколы ADSL/G.SHDSL производства Zyxel, Alcatel, Huawei, Cisco.

Услуги коммутируемого доступа оказываются с использованием современного мультипротокольного оборудования (пр-ва Cisco Systems и Lucent), обеспечивающего подключение к ТфОП по цифровым стыкам E1, в т.ч. и ISDN PRI, поддерживающим технологии V.90/V.92 (V.34 в случае использования на малых сетях). используемые концентраторы коммутируемого доступа поддерживают работу в режиме медиа-шлюзов IP-телефонии, что позволяет использовать данное оборудование для предоставления услуг, основанных на технологии VoIP.
Общее количество задействованных портов доступа xDSL 19578 шт., Dialup (коммутируемый доступ) 13125 шт.

Телеграфная сеть

Организована на базе электронной станции коммутации каналов EDXS фирмы «Сименс» объединенного типа АТ/Телекс (сеть абонентского телеграфирования) и ЦКС-Т2-РН (сеть ТгОП).
На 31.12.2006г. число телеграфных каналов всех видов, образованных каналообразующей аппаратурой - 8 139
в том числе:

- *магистральных – 1 288 каналов*
- *внутриобластных и внутрирайонных – 6 851 канал*

Число телеграфных связей всего – 2 427,5
в том числе:

- *по системе коммутации каналов (КК) – 776,5*
- *по системе коммутации сообщений (КС) – 1 430,5*
- *по системе АТОЛ – 220,5*

Сеть АТ/Телекс

Коммутационное оборудование - станция КК EDXS объединенного типа AT/TLX.

Абоненты РУС включены в станцию КК по схеме удаленного абонента, с использованием телеграфной каналообразующей аппаратуры тонального телеграфирования типа ТТ-144, ТТ-48 и ТТ-12.

В Красноярском филиале в 2005 году заменена станция АТА ПСПД на «СТИН», в Новосибирском филиале ведутся монтажные работы по замене оборудования КК EDXS на «Вектор».

На городском участке для подключения абонентов используется телеграфная каналообразующая аппаратура типа ТТ-144, ТТ-48, ТТ-24, ТВУ-12М и ТВУ-15. Остальные абоненты подключены к станции по физическим (прямым) проводам.

На магистральных межстанционных участках в качестве каналообразующей аппаратуры используется: выделенная аппаратура станции КК EDXS (мультиплексоры), ТТ-144, ТВР – 155, аппаратура СКАТ-1000 X.25.

На 31.12.2006 г. Задействованная емкость станций КК – 1 334 номеров

Число оконечных установок – 1 886 ед.

Задействованная емкость интегрированных станций КС+КК – 1 889 номеров

Сеть ТгОП

На магистральном участке каналы 2-х межцентровых связей организованы на аппаратуре СКАТ-1000 X.25, каналы остальных связей – с помощью каналообразующей аппаратуры ТТ-144 и ТВР.

На внутриобластном и городском участках – та же аппаратура, что и на сети AT/TX.

Междугородная сеть

По состоянию на 31.12.2006г. в ОАО «Сибирьтелеком» - 20 междугородних телефонных станций, в том числе по региональным филиалам:

1. *Бурятский филиал* - 2
2. *Иркутский филиал* - 1
3. *Кемеровский филиал* - 5
4. *Красноярский филиал* - 2
5. *Алтайский филиал* - 1
6. *Горно-Алтайский филиал* - 1
7. *Омский филиал* - 2
8. *Читинский филиал* - 1
9. *Томский филиал* - 2
10. *Хакасский филиал* - 1
11. *Новосибирский филиал* - 2

Сотовая сеть стандартов NMT-450 , GSM-1800, 900

	Улан-Удэнская сотовая сеть		Хакасская сотовая сеть		"Томсктелеком"	
	Тип	Количество	Тип	Количество	Тип	Количество
Частотный ресурс	900 МГц	29 ном.	450 МГц	32 ном.	450 МГц	192 дуплексные пары
	1800 МГц	40 ном				
Коммутатор	Huawei MSC 3.3 (емкость 200 000)	1	Ericsson AXE10 (емкость 10 000)	1	Ericsson AXE-10 (ёмкость 10 000)	2
Базовые станции	HUAWEI BTS312	133	Ericsson RS4000	2	Ericsson RS-4000	33
			-	-	HUAWEI	50
Релейные	МИК-РЛ15	3	-	-	BD-34	17

станции	Флокс	0	-	-	-	-
Модемы	OLENCOM-H3900 МОРИОН TE-5930	35комп.(70 шт.) 2комп.(4шт)	-	-	-	-

Арендованные каналы:

Арендатор (РФ)	Арендодатель	№договора, срок действия	Характеристики каналов
Хакасский филиал	ОАО «Ростелеком»	№1-17-07 от о5.01.97г. с автоматическим продлением до момента расторжения	Аналоговые (по ВГ, ПГ)
Томский филиал	ОАО «Востокгазпром»	№61 от 27.05.02г. не ограничен	цифровые (по Е1)
	ОАО «Связьтранснефть»	№374 от 31.12.04г. не ограничен	цифровые (Е1)
Алтайский филиал	ФГУП РТРС	№14/04-э от 14.01.04г. на 1 год с автоматическим продлением до момента расторжения	ТЛФ ствол (аналоговый, оцифрован РФ)
Кемеровский филиал	ОАО «Ростелеком»	№1-04 от 31.03.97г. с автоматическим продлением до момента расторжения	аналоговые (по ВГ, ПГ)
	ЗАО «ЗапСибТрансТелеком»	№300/02-ЗСТТК от 11.10.02г. на 1 год с пролонгацией	цифровые (по Е1)
Горно-Алтайский филиал	ГУ РА «Элтелком»	№51 от 26.10.04г. на 1 год с пролонгацией	аналоговые (по ПГ, поканально)
	РТПЦ РА	№2-2002РРЛ от 12.02.02г. на 1 год с пролонгацией	аналоговые (по ПГ)
	ОАО «МТС»	№ 276 от 28.09.06г. на 1 год с пролонгацией.	ВОЛС
Иркутский филиал	ОАО «Ростелеком»	№1-12-10 от 19.02.02г. до момента расторжения	Аналоговые (по ВГ, ПГ, поканально), цифровые (по Е1)
	ЗАО «Востоксвязь»	№4-УСА-2001 от 03.01.01г. на 3 года с автоматическим продлением	аналоговые (по ВГ)
	ЗАО «Компания ТрансТелеком»	№MS000102 от 11.05.01г. на 3 года с автоматическим продлением	цифровые (по Е1)
	ООО «Иркутск энергосвязь»	№ 1745 от 31.12.04г. до 01.01.2010г. №1395 от 01.07.04г. на 3 года с автоматическим продлением	цифровые (по Е1)
	ООО «СЦ СОВИНТЕЛ»	№1/2721 от 05.07.00г., №1/2720 от 05.07.00г., №1/3664 от 12.11.01г., №Vb206 от 01.12.03г., №VK953 от 18.11.04г., №VK951 от 26.11.04г. на 3 года с автоматическим продлением	цифровые (по ОЦК)
Красноярский филиал	ОАО «Ростелеком»	№1-17-08 от21.04.97г. до	аналоговые (по ВГ, ПГ, поканально)
	ККРТПЦ	№11Э/02 от 12.03.03г. на 1 год с пролонгацией, №143 от 21.08.03г. на 1 год с пролонгацией, №03/40 от 18.02.03г. на 5 лет с пролонгацией №208 от 11.11.05г. на 1год с пролонгацией.	аналоговые (поканально), цифровые (по Е1)
	ЗАО «РУСТЕЛ»	№К017/03 от 24.01.03г. на 1 год с пролонгацией	цифровые (по Е1)

	КБ «ИСКРА»	№889 от 24.04.01г. на 1 год с пролонгацией, №1753 от 01.06.03г. на 1год с пролонгацией, №1533 от 10.11.02г. на 1год с пролонгацией. №2758 от 16.06.05г. на 1год с пролонгацией, №2621, 2622 от 6.04.05г. на 1 год с пролонгацией, №2625 от 08.04.05г. на 1год с пролонгацией, №3089 от 11.11.05г. на 1год с пролонгацией, №3064,3069 от14.12.05г. на 1 год с пролонгацией	аналоговые (поканально), цифровые (по ОЦК, Е1)
	ЗАО «Енисейтелеком»	№5/2005-1по17 от 29.12.05г. до момента расторжения	аналоговые (ВГ, ПГ, поканально) цифровые (Е1, ОЦК)
Омский филиал	ФГУП «РТРС» Омский филиал ОРТПЦ	№1-02 от 15.01.01г. до момента расторжения	аналоговые (по ВГ), цифровые (ВЦТ)
Читинский филиал	ОАО «Ростелеком»	№1-12-12 от 22.01.01г. до момента расторжения	аналоговые (по ВГ, ПГ, поканально)
	ЗАО «Телепорт-ТП»	№504 от 02.03.98г. не ограничен	цифровые (по Е1)
	ОАО «Российские железные дороги»	№35 от 03.09.04г., №43от 04.01.05г. не ограничен	аналоговые (поканально)
	ЗАО «Компания Транстелеком»	№СТ000045 от 23.05.03г. не ограничен	цифровые (по Е1)
	ОАО «Читаэнерго»	№ нет от 12.01.05г. не ограничен	цифровые (по Е1)
Бурятский филиал	ОАО «Ростелеком»	№1-12-11 от 17.09.02г. на неопределенный срок	аналоговые (по ВГ, ПГ, поканально), цифровые (по Е1)
	ЗАО «Компания Транстелеком»	№24-05/2 от 01.09.03г. на 1 год пролонгацией	цифровые (по Е1)
	ООО «СЦ СОВИНТЕЛ»	№AF232 от 05.03.03г на неопределенный срок	цифровые (ОЦК)
Новосибирский филиал	ООО «Сибирь-Сигнал»	№5/С/03 от 19.12.03г. на 5 лет с пролонгацией	ТЛФ ствол (аналоговый, оцифрован РФ)

3.3. Планы будущей деятельности эмитента.

Краткое описание планов эмитента в отношении будущей деятельности и источников будущих доходов:

Долгосрочной маркетинговой целью ОАО "Сибирьтелеком" является удержание лидирующих позиций на рынках услуг проводной местной и зоновой телефонии, удержание доминирующих позиций на рынках услуг Интернет и ПД, обеспечение надежного присутствия и постепенное расширение участия аффилированных структур на рынке услуг мобильной связи Сибирского Федерального округа.

Основные задачи в рамках выполнения стратегической цели:

- удержание не менее 80% рынка услуг проводной местной телефонии за счет дальнейшего увеличения номерной емкости телефонных сетей. Повышение качества обслуживания потребителей за счет постепенного увеличения цифровизации сети. Применение для удовлетворения спроса на услуги голосовой телефонии технологий беспроводного доступа (прежде всего, DECT) на сети общего пользования;

- повышение доходности услуг традиционной телефонии за счет расширения спектра предоставляемых услуг, в т. ч. ДВО, услуг интеллектуальных сетей, информационно-справочных услуг;

- удержание не менее 90% рынка услуг зоновой связи, деятельность на рынке м/г и м/н связи в качестве агента национальных операторов, повышения гибкости и

совершенствования служб продаж, работы с корпоративными клиентами, внедрения и продвижения услуг ip-телефонии для населения;

- завоевание и удержание не менее 50% рынка доступа к Интернет за счет развития инфраструктуры сетей доступа, использования взаимоувязанных магистральных транспортных сетей ОАО "Сибирьтелеком" и широкого применения технологий проводного (ADSL, SHDSL) и беспроводного (Wi-Fi, Wi-Max) широкополосного абонентского доступа; Кроме того, общество планирует активно работать над контент-наполнением услуг. В 2006 году в качестве приоритетных направлений развития контента рассматривается IP-TV, ИСС, NGN, работа с сетевыми ресурсами (в первую очередь создание собственного веб-портала). В этом же году планируется эффективно наладить взаимодействие с поставщиками контента, а также использовать при разработке и реализации контент-услуг зависимые общества.

- обеспечение участия Общества на рынке услуг сотовой связи с долей рынка 25% путем дальнейшего развития сотового бизнеса в филиалах, работающих в настоящее время на данном рынке, а также дочернего бизнеса; возможность для реализации такого решения обуславливается грядущим переходом к стандартам мобильной связи 3-го поколения, что в некоторой степени поднимает шансы ОАО Сибирьтелеком" на данном рынке.

Планы, касающиеся разработки новых видов продукции:

В последнее время получили приоритетное развитие новые услуги связи, в числе которых предоставление услуг Интернет по технологии ADSL (торговая марка Webstream), разработка и запуск контент центров, IP-TV, интеллектуальных сетей, предоставление видеотелефонных соединений и т.д.

Продвижение услуг широкополосного доступа под торговой маркой Webstream проводится согласно протокола №5 от 18 октября 2005 года заседания комиссии по разработке и продвижению торговых марок.

Эмитент не планирует изменение основного вида деятельности.

3.4. Участие эмитента в промышленных, банковских и финансовых группах, холдингах, концернах и ассоциациях.

1. Организация: ***Некоммерческое партнерство "Центр исследования проблем развития телекоммуникаций"***

Роль (место) эмитента в данной организации: ***ОАО "Сибирьтелеком" является учредителем Некоммерческого партнерства "Центр исследования проблем развития телекоммуникаций", расположенного адресу: Москва, ул. Плющиха, д.55,стр. 2.***

Функции эмитента в данной организации:

ОАО "Сибирьтелеком" принимает активное участие в таких видах деятельности Партнерства, как:

- ***исследование проблем развития телекоммуникационной отрасли;***
- ***разработка проектов нормативно-правовых актов, методических рекомендаций и иных документов;***
- ***оказание консультационного и иного содействия организациям связи по различным аспектам деятельности;***
- ***представление и защита прав и интересов членов Партнерства и иных хозяйствующих субъектов связи в государственных органах и иных организациях.***

Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2001 года.***

2. Организация: ***Ассоциация "Сибдальсвязь"***

Роль (место) эмитента в данной организации: ***ОАО "Сибирьтелеком" является участником Ассоциации "Сибдальсвязь", расположенной по адресу: г. Иркутск, ул. Богаткова , 8.***

Функции эмитента в данной организации:

Эмитент принимает участие в рабочих заседаниях Ассоциации по вопросам:

- ***развитие связи Сибири и Дальнего Востока;***
- ***разработка предложений и конкретных рекомендаций по укреплению экономического положения предприятий связи, по решению социальных и экологических проблем, взаимоотношения предприятий и местных органов;***

- *внедрения в производство нового хозяйственного механизма, перспективных информационных технологий в области электросвязи;*

- *оказание содействия в решении проблем развития связи Сибири и Дальнего Востока, обеспечение социальной защиты производственных коллективов и их руководителей, получение прибыли.*

Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной ассоциации с 1990 года.***

3. Организация: ***Ассоциация управления качеством связи и информатизации "Международный конгресс качества телекоммуникаций"***

Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***

Функции эмитента в данной организации:

Эмитент принимает участие в:

- ***международных форумах, конференциях, симпозиумах, семинарах, выставках;***
- ***в выполнении договорных работ, поручаемых Ассоциацией;***
- ***получении информационного бюллетеня Ассоциации;***
- ***получении информационной, нормативно-правовой, методической и технической документации, предоставляемой и распространяемой Ассоциацией;***
- ***размещении в материалах Ассоциации информации о мероприятиях, проводимых организациями и др.***

Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2004г.***

4. Организация: ***Международная Ассоциация GSM***

Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***

Функции эмитента в данной организации: ***Функции Эмитента - распространение и развитие сотовой подвижной связи стандарта GSM.***

Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2003 года.***

5. Организация: ***Ассоциация операторов сетей сотовой подвижной связи стандарта GSM***

Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***

Функции эмитента в данной организации: ***Функции Эмитента - распространение и развитие сотовой подвижной связи стандарта GSM.***

Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2002 года.***

6. Организация: ***Межрегиональная ассоциация руководителей предприятий***

Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***

Функции эмитента в данной организации: ***Функции Эмитента - объединение руководителей и коллективов предприятий, расположенных в Сибирском регионе, для повышения эффективности их деятельности и взаимодействия с органами власти.***

Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2001 года.***

7. Организация: ***Некоммерческое партнерство "Сибирская Объединённая Международная Академия Информатизации"***

Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***

Функции эмитента в данной организации: ***Эмитент принимает участие в работе органов управления организации в соответствии с уставом организации.***

Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2005 года.***

8. Организация: ***Некоммерческое партнерство "Объединение специалистов по связям с инвесторами"***

Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***

Функции эмитента в данной организации: ***Участие в мероприятиях, направленных на объединение профессионалов в области связей с инвесторами.***

организации с 2005 года.

9. Организация: ***Союз промышленников и предпринимателей Республики Бурятия***
Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***
Функции эмитента в данной организации: ***Функции Эмитента - объединение представителей промышленных и предпринимательских структур для лоббирования общих интересов в органах власти всех уровней, направленных на создание условий для успешной деятельности при проведении экономической реформы.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом данной организации с 2004 года.***

10. Организация: ***Некоммерческое партнерство "Информация и технологии"***
Роль (место) эмитента в данной организации: ***Эмитент является членом данной организации.***
Функции эмитента в данной организации: ***участие в реализации целевых программ в сфере информации и коммуникации, ведение бизнеса в рамках сотрудничества.***
Срок участия эмитента в данной организации: ***ОАО "Сибирьтелеком" является членом организации с 2005г.***

3.5. Дочерние и зависимые хозяйственные общества эмитента.

1. Полное фирменное наименование: ***закрытое акционерное общество "Сотовый Телефон Кузбасса Джи Эс Эм"***
Сокращённое фирменное наименование: ***ЗАО "СтеК Джи Эс Эм"***
Вид деятельности: ***Сотовая связь, стандарта GSM 900/1800***
Место нахождения: ***г. Кемерово, пр. Советский, 61***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100%***
Значение общества для деятельности эмитента: ***Развитие сотового бизнеса***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0 %***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет):
Председатель Совета директоров – Левин Дмитрий Николаевич

Персональный состав Совета директоров:
Беленький Валерий Григорьевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Величко Вячеслав Витальевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0,000008*** %
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,00001 %***

Куприянов Юрий Геннадьевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0,0005 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Левин Дмитрий Николаевич
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Иванов Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган
Председатель Правления - Иванников Сергей Леонидович

Иванников Сергей Леонидович
Год рождения: ***1967***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Безрукова Галина Доремидонтовна
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Величко Вячеслав Витальевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0,000008 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,00001 %***

Лицо осуществляющее функции единоличного исполнительного органа:
Иванников Сергей Леонидович
Год рождения: ***1967***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

2. Полное фирменное наименование: ***закрытое акционерное общество "Алтайская телекоммуникационная компания"***
Сокращённое фирменное наименование: ***ЗАО "Алтел"***
Вид деятельности: ***Предоставление услуг местной телефонной связи***
Место нахождения: ***г. Барнаул, ул. Ленина, 54В***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100%***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет) – ***не предусмотрен уставом юридического лица***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Набока Александр Иванович
Год рождения: ***1972***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

3. Полное фирменное наименование: *закрытое акционерное общество "Енисейтелеком"*
Сокращённое фирменное наименование: *ЗАО "ЕТК"*
Вид деятельности: ***Сотовая связь, стандартов GSM 900/1800, IMT-MC 450***
Место нахождения: ***660020, г. Красноярск, ул. Качинская, 20***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100%***
Значение общества для деятельности эмитента: ***Развитие сотового бизнеса***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет):
Председатель Совета директоров – Никулин Анатолий Иванович

Персональный состав Совета директоров:

Гришко Николай Александрович
Год рождения: ***1950***
Доля данного лица в уставном капитале эмитента: ***0,00045 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Левин Дмитрий Николаевич
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Никулин Анатолий Иванович
Год рождения: ***1950***
Доля данного лица в уставном капитале эмитента: ***0,104 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,137 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Полищук Павел Викторович
Год рождения: ***1977***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция):
Председатель Правления - Иванов Сергей Михайлович

Безрукова Галина Доремидонтовна
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Беленький Валерий Григорьевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Горецкая Юлия Сергеевна
Год рождения: ***1974***

Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Иванов Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ткаченко Сергей Павлович
Год рождения: ***1962***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ульянцев Владимир Ювенальевич
Год рождения: ***1958***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Лицо осуществляющее функции единоличного исполнительного органа:
Иванов Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

4. Полное фирменное наименование: ***закрытое акционерное общество "Байкалвестком"***
Сокращённое фирменное наименование: ***ЗАО "БВК"***
Вид деятельности: ***Сотовая связь, стандартов GSM 900/1800, IMT-MC 450***
Место нахождения: ***г. Иркутск, ул. 2-я Железнодорожная, 68***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100%***
Значение общества для деятельности эмитента: ***Развитие сотового бизнеса***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет):
Председатель Совета директоров - Никулин Анатолий Иванович

Персональный состав Совета директоров:
Козин Владимир Владимирович
Год рождения: ***1970***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Левин Дмитрий Николаевич
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Никулин Анатолий Иванович
Год рождения: ***1950***
Доля данного лица в уставном капитале эмитента: ***0,104 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,137 %***

Шейфер Александр Андреевич
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0,037 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,048 %***

Ширшов Олег Петрович
Год рождения: ***1957***
Доля данного лица в уставном капитале эмитента: ***0,0033 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,004%***

Коллегиальный исполнительный орган (правление, дирекция):
Председатель Правления - Шаповалов Владимир Николаевич

Димова Светлана Васильевна
Год рождения: ***1970***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Кузнецов Михаил Владимирович
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Шаповалов Владимир Николаевич
Год рождения: ***1962***
Доля данного лица в уставном капитале эмитента: ***0,0079 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0069 %***

Лицо осуществляющее функции единоличного исполнительного органа:
Шаповалов Владимир Николаевич
Год рождения: ***1962***
Доля данного лица в уставном капитале эмитента: ***0,0079 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0069 %***

5. Полное фирменное наименование: ***закрытое акционерное общество "ЧитаНЭТ"***
Сокращённое фирменное наименование: ***ЗАО "ЧитаНЭТ"***
Вид деятельности: ***Передача данных, услуги Интернет***
Место нахождения: ***г. Чита, ул. Чайковского, 22***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля обыкновенных акций юридического лица, принадлежащих эмитенту: ***100 %***
Значение общества для деятельности общества: ***Развитие услуг интернет***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Алексеев Валерий Петрович

Персональный состав Совета директоров:
Алексеев Валерий Петрович

Год рождения: ***1956***
Доля данного лица в уставном капитале эмитента: ***0,0354*** %
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0443 %***

Бодрова Елена Михайловна
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ноздрин Алексей Владимирович
Год рождения: ***1977***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Подоляиченко Игорь Владимирович
Год рождения: ***1972***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Симаков Сергей Иванович
Год рождения: ***1957***
Доля данного лица в уставном капитале эмитента: ***0,00995*** %
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,012 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Антропов Владимир Николаевич
Год рождения: ***1968***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

6. Полное фирменное наименование: ***открытое акционерное общество "Региональные информационные сети"***
Сокращённое фирменное наименование: ***ОАО "РИНЕТ"***
Вид деятельности: ***Услуги Интернет***
Место нахождения: ***630102, г. Новосибирск, ул. Кирова, 86, комн.304А***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100 %***
Значение общества для деятельности эмитента: ***Развитие услуг интернет***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Гриб Анатолий Викторович

Персональный состав Совета директоров:
Гриб Анатолий Викторович
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0,00048 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000107*** %

Михайлов Михаил Григорьевич
Год рождения: ***1951***
Доля данного лица в уставном капитале эмитента: ***0,00003 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,00003 %***

Левин Дмитрий Николаевич
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Подоляпченко Игорь Владимирович
Год рождения: ***1972***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Шейфер Александр Андреевич
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0,037 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,048 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Левин Дмитрий Николаевич
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

7. Полное фирменное наименование: ***закрытое акционерное общество "АТС-32"***
Сокращённое фирменное наименование: ***ЗАО "АТС-32"***
Вид деятельности: ***Местная телефонная связь, услуги Интернет***
Место нахождения: ***г. Иркутск, ул. Мира, 94***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Ширшов Олег Петрович

Персональный состав Совета директоров:
Дадыкин Иван Витальевич
Год рождения: ***1960***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ноздрин Владимир Викторович
Год рождения: ***1950***
Доля данного лица в уставном капитале эмитента: ***0,0047 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пирожков Сергей Михайлович

Год рождения: *1955*
Доля данного лица в уставном капитале эмитента: *0 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Шаповалов Владимир Николаевич
Год рождения: *1962*
Доля данного лица в уставном капитале эмитента: *0,0079 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,0069 %*

Ширшов Олег Петрович
Год рождения: *1957*
Доля данного лица в уставном капитале эмитента: *0,0033 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,004 %*

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Майба Владимир Васильевич
Год рождения: *1953*
Доля данного лица в уставном капитале эмитента: *0,00035 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,00047 %*

8. Полное фирменное наименование: ***закрытое акционерное общество "АТС-41"***
Сокращённое фирменное наименование: ***ЗАО "АТС-41"***
Вид деятельности: ***Местная телефонная связь, услуги Интернет***
Место нахождения: ***Иркутская область, г.Братск, ул.Пионерская, 11"А", стр.1***
Доля эмитента в уставном капитале общества: ***100 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***100 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Шерашов Юрий Валентинович

Персональный состав Совета директоров:
Ноздрин Владимир Викторович
Год рождения: *1950*
Доля данного лица в уставном капитале эмитента: *0,0047 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0 %*

Рерих Владимир Викторович
Год рождения: *1952*
Доля данного лица в уставном капитале эмитента: *0,0007 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,00025 %*

Силяков Виталий Иванович
Год рождения: *1947*
Доля данного лица в уставном капитале эмитента: *0,0127 %*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,0163 %*

Ширшов Олег Петрович
Год рождения: *1957*

Доля данного лица в уставном капитале эмитента: ***0,0033 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,004 %***

Шерашов Юрий Валентинович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0,00033 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Аганин Алексей Алексеевич
Год рождения: ***1956***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

9. Полное фирменное наименование: ***открытое акционерное общество "Акционерная компания развития телефонной связи "Мобилтелеком"***
Сокращённое наименование: ***ОАО "АК Мобилтелеком"***
Вид деятельности: ***Услуги Интернет, передача данных, пейджинговая связь***
Место нахождения: ***г. Улан-Удэ, ул. Сухэ-Батора, 7***
Доля эмитента в уставном капитале общества: ***90,09 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***90,09 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0,0003141 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0,0004163 %***

Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Здаров Андрей Валентинович

Персональный состав Совета директоров:
Валевич Михаил Аркадьевич
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Здаров Андрей Валентинович
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ноздрин Алексей Владимирович
Год рождения: ***1977***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Подольская Алла Николаевна
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Подолянченко Игорь Владимирович
Год рождения: ***1972***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Щукин Вячеслав Николаевич
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Изотов Алексей Викторович
Год рождения: ***1967***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

10. Полное фирменное наименование: ***открытое акционерное общество "НГТС-Пэйдж"***
Сокращённое фирменное наименование: ***ОАО "НГТС-Пэйдж"***
Вид деятельности: ***Пейджинговая связь***
Место нахождения: ***г. Новосибирск, ул. Выставочная, 15/3***
Доля эмитента в уставном капитале общества: ***72,7 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***72,7%***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет)

Полномочия Совета директоров закончились в связи с тем, что годовое общее собрание акционеров не было проведено в установленные законом сроки. Внеочередным общим собранием акционеров принято решение о ликвидации общества.

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Литвишко Сергей Алексеевич (председатель ликвидационной комиссии)
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

11. Полное фирменное наименование: ***закрытое акционерное общество "Регион-сеть"***
Сокращённое фирменное наименование: ***ЗАО "Регион-сеть"***
Вид деятельности: ***Услуги связи CDMA***
Место нахождения: ***г. Новосибирск, ул.Добролюбова,12***
Доля эмитента в уставном капитале общества: ***66 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***66%***
Значение общества для деятельности эмитента: ***Контроль рынка связи***

Доля общества в уставном капитале эмитента: *0 %*
Доля обыкновенных акций эмитента, принадлежащих обществу: *0%*
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет) – ***не предусмотрен уставом юридического лица***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Миховский Даниил Валерьевич
Год рождения: ***1983***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

12. Полное фирменное наименование: ***закрытое акционерное общество "Алтайская инвестиционная компания"***
Сокращённое фирменное наименование: ***ЗАО "Алтинком"***
Вид деятельности: ***Торгово-посредническая деятельность***
Место нахождения: ***г. Барнаул, ул. Интернациональная, 74***
Доля эмитента в уставном капитале общества: ***62,5 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***62,5 %***
Значение общества для деятельности эмитента: ***финансовое вложение с целью получения прибыли***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества дочерним по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 50 %***
Органы управления:

Совет директоров (наблюдательный совет) – ***не предусмотрен уставом юридического лица***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Поливкин Фёдор Павлович
Год рождения: ***1976***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

13. Полное фирменное наименование: ***закрытое акционерное общество "ТелеРосс-Новосибирск"***
Сокращённое фирменное наименование: ***ЗАО "ТелеРосс-Новосибирск"***
Вид деятельности: ***Телефонная связь, передача данных, услуги Интернет (Golden Telecom)***
Место нахождения: ***г. Новосибирск, ул. Ленина, 12***
Доля эмитента в уставном капитале общества: ***50 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***50 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)

Председатель Совета директоров – Пирожков Сергей Михайлович

Персональный состав Совета директоров:
Бутенко Анатолий Иванович
Год рождения: ***1974***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Гриб Анатолий Викторович
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0,00048 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000107 %***

Кудрявцев Александр Георгиевич
Год рождения: ***1954***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Патока Андрей Евгеньевич
Год рождения: ***1969***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пирожков Сергей Михайлович
Год рождения: ***1955***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Шейфер Александр Андреевич
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0,037 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,048 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Балаш Валерий Александрович
Год рождения: ***1944***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

14. Полное фирменное наименование: ***закрытое акционерное общество "Новоком"***
Сокращённое фирменное наименование: ***ЗАО "Новоком"***
Вид деятельности: ***Местная телефонная связь, услуги Интернет***
Место нахождения: ***г. Новосибирск, ул. Октябрьская, 17***
Доля эмитента в уставном капитале общества: ***50 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***50 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Гриб Анатолий Викторович

Персональный состав Совета директоров:
Гриб Анатолий Викторович
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0,00048 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000107 %***

Колпаков Александр Сергеевич
Год рождения: ***1961***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Михайлов Михаил Григорьевич
Год рождения: ***1951***
Доля данного лица в уставном капитале эмитента: ***0,00003 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,00003 %***

Пономаренко Борис Федосеевич
Год рождения: ***1940***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Пономаренко Михаил Борисович
Год рождения: ***1966***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коняхина Елена Васильевна
Год рождения: ***1963***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Нехаев Александр Львович
Год рождения: ***1953***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

15. Полное фирменное наименование: ***открытое акционерное общество "Иркутская расчетная палата"***
Сокращённое фирменное наименование: ***ОАО "ИРП"***
Вид деятельности: ***услуги Интернет***
Место нахождения: ***г. Иркутск, пер. Богданова, 8***
Доля эмитента в уставном капитале общества: ***34 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***34 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:
Совет директоров (наблюдательный совет)

Полномочия Совета директоров закончились в связи с тем, что общее собрание акционеров не было проведено в установленные законом сроки.

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Козинцев Александр Анатольевич
Год рождения: ***1945***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

16. Полное фирменное наименование: ***открытое акционерное общество "Цифровая сеть и телекоммуникационные системы Новосибирской области"***
Сокращённое фирменное наименование: ***ОАО "ЦСиТКСН"***
Вид деятельности: ***Местная и внутризоновая телефонная связь***
Место нахождения: ***г. Новосибирск, Красный проспект, 17***
Доля эмитента в уставном капитале общества: ***30 %***
Доля обыкновенных акций общества, принадлежащих эмитенту: ***30 %***
Значение общества для деятельности эмитента: ***Контроль рынка связи***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Деревяшкин Владимир Михайлович

Деревяшкин Владимир Михайлович
Год рождения: ***1954***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Михайлов Михаил Григорьевич
Год рождения: ***1951***
Доля данного лица в уставном капитале эмитента: ***0,00003 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,00003 %***

Рэувен Билиг
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Ханжина Анжелика Георгиевна
Год рождения: ***1982***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Яков Билиг
Год рождения: ***1976***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Рэувен Билиг
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

17. Полное фирменное наименование: ***общество с ограниченной ответственностью "Связьинвест-Медиа-Сибирь"***
Сокращённое фирменное наименование: ***ООО "СИМедиа-Сибирь"***
Вид деятельности: ***Издательская деятельность***
Место нахождения: ***г. Новосибирск, ул. М.Горького,53***
Доля эмитента в уставном капитале общества: ***25,01 %***
Значение общества для деятельности эмитента: ***Выпуск телефонных справочников***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет) – ***не предусмотрен уставом юридического лица***
Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Долгалёва Светлана Борисовна
Год рождения: ***1969***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

18. Полное фирменное наименование: ***общество с ограниченной ответственностью "Гипросвязь-Сибирь"***
Сокращённое фирменное наименование: ***ООО " Гипросвязь-Сибирь"***
Вид деятельности: ***Проектный инжениринг, разработка проектной документации***
Место нахождения: ***г.Новосибирск, ул.Выставочная, 15/3***
Доля эмитента в уставном капитале общества: ***24 %***
Значение общества для деятельности эмитента: ***Контроль за деятельностью поставщика услуг***
Доля общества в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента, принадлежащих обществу: ***0%***
Основание признания общества зависимым по отношению к эмитенту: ***Доля Эмитента в уставном капитале общества более 20 %***
Органы управления:

Совет директоров (наблюдательный совет)
Председатель Совета директоров – Сысоев Александр Абрамович

Евгеньев Антон Львович
Год рождения: ***1979***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Сысоев Александр Абрамович
Год рождения: ***1949***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Курашова Валентина Викторовна
Год рождения: ***1952***
Доля данного лица в уставном капитале эмитента: ***0 %***

Ноздрин Владимир Викторович
Год рождения: ***1950***
Доля данного лица в уставном капитале эмитента: ***0,0047 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Фирстов Сергей Викторович
Год рождения: ***1981***
Доля данного лица в уставном капитале эмитента: ***0 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0 %***

Столяров Виктор Васильевич
Год рождения: ***1958***
Доля данного лица в уставном капитале эмитента: ***0,00015 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0002 %***

Коллегиальный исполнительный орган (правление, дирекция) - ***не предусмотрен уставом юридического лица***

Лицо осуществляющее функции единоличного исполнительного органа:
Столяров Виктор Васильевич
Год рождения: ***1958***
Доля данного лица в уставном капитале эмитента: ***0,00015 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,0002 %***

3.6. Состав, структура и стоимость основных средств эмитента, информация о планах по приобретению, замене, выбытию основных средств, а также обо всех фактах обременения основных средств эмитента.

3.6.1. Основные средства.

Информация о первоначальной (восстановительной) стоимости основных средств и сумме начисленной амортизации в ежеквартальном отчете за 4 квартал не предоставляется.

Сведения о способах начисления амортизационных отчислений:
Согласно Учетной политики (п.2.2 «Порядок учета основных средств») начисление амортизации по объектам основных средств производится линейным способом исходя из первоначальной стоимости или восстановительной стоимости (в случае проведения переоценки) объекта основных средств и нормы амортизации, исчисленной исходя из срока полезного использования этого объекта.

Результаты последней переоценки основных средств и долгосрочно арендуемых основных средств, осуществленной за 5 последних завершенных финансовых лет:
Переоценка основных средств и долгосрочно арендуемых основных средств в течение 5 завершенных финансовых лет не производилась.

Планы по приобретению, замене, выбытию основных средств, стоимость которых составляет 10 и более процентов стоимости основных средств эмитента, и иных основных средств по усмотрению эмитента:
Эмитент не планирует производить существенные изменения в составе основных средств, в том числе у Эмитента отсутствуют планы по приобретению, замене, выбытию основных средств, стоимость которых составляет 10 и более процентов стоимости основных средств Эмитента.

Сведения обо всех фактах обременения основных средств эмитента:

Вид обеспечения	Сумма залога (руб.)	Наименование организации	Номер и дата договора залога	Номер и дата договора кредита	Дата исполнения обеспеченного обязательства
Залог телекоммуникационного оборудования	836 946 746	АК СБ РФ	№ ДЗ-154/1 от 12.10.2006	№154 от 12.10.2006	20.09.11
Залог телекоммуникационного оборудования	155 074 669	АК СБ РФ	№ ДЗ-263/1 от 20.12.2004	№263 от 20.12.2004	07.12.07
Залог объектов недвижимости	40 765 500	АК СБ РФ	№ДИ-254/1 от 07.12.2004	№254 от 07.12.2004	31.10.09
Залог объектов недвижимости	25 666 500	АК СБ РФ	№ДИ-254/2 от 07.12.2004	№254 от 07.12.2004	31.10.09
Залог объектов недвижимости	47 712 800	АК СБ РФ	№ДИ-254/3 от 07.12.2004	№254 от 07.12.2004	31.10.09
Залог объектов недвижимости	23 163 350	АК СБ РФ	№ДИ-254/4 от 07.12.2004	№254 от 07.12.2004	31.10.09
Залог объектов недвижимости	191 114 250	АК СБ РФ	№ДИ-254/5 от 02.02.2005	№254 от 07.12.2004	31.10.09
Залог объектов недвижимости	72 468 750	АК СБ РФ	№ДИ-254/6 от 02.02.2005	№254 от 07.12.2004	31.10.09
Залог объектов недвижимости	133 917 000	АК СБ РФ	№ДИ-254/7 от 02.02.2005	№254 от 07.12.2004	31.10.09
Залог объектов недвижимости	80 133 750	АК СБ РФ	№ДИ-254/8 от 02.02.2005	№254 от 07.12.2004	31.10.09
Залог объектов недвижимости	24 764 250	АК СБ РФ	№ДИ-254/9 от 20.04.2005	№254 от 07.12.2004	31.10.09
Залог объектов недвижимости	194 131 500	АК СБ РФ	№ДИ-254/10 от 20.04.2005	№254 от 07.12.2004	31.10.09
Залог телекоммуникационного оборудования	567 807 330	ЗАО "Газпромбанк"	8575/1/и от 28.10.2004	№8575 от 28.10.2004	10.05.07
Залог телекоммуникационного оборудования	86 800 878	ЗАО "ИНГ Банк (Евразия)"	№2005/1-4 от 11.04.2005 г.	№2005/З-1 от 11.04.2005 г.	30.06.08
Залог телекоммуникационного оборудования	60 997 024	ЗАО "ИНГ Банк (Евразия)"	№2005/77-4 от 16.01.2006 г.	№2005/З-1 от 11.04.2005 г.	30.06.08
Залог телекоммуникационного оборудования	784 671 565	ЗАО "Банк Сосьете Женераль Восток"	№060707/12063/р от 07.07.2006	№060707/12063 от 07.07.2006	10.07.09
Залог телекоммуникационного оборудования	135 119 563	ЗАО "Райффазенбанк Австрия"	№RBA/2082/NSK-1/S1 от 31.01.2006	№RBA/2082/NSK-1 от 31.01.2006	31.07.07
Залог телекоммуникационного оборудования	272 497 222	ЗАО "Райффазенбанк Австрия"	№RBA/2082/NSK-2/S1 от 26.04.2006	№RBA/2082/NSK-2 от 26.04.2006	25.10.07

IV. Сведения о финансово - хозяйственной деятельности эмитента.

4.1. Результаты финансово - хозяйственной деятельности эмитента.

4.1.1. Прибыль и убытки.

В ежеквартальном отчете за 4 квартал данная информация не предоставляется.

4.1.2. Факторы, оказавшие влияние на изменение размера выручки от продажи эмитентом товаров, продукции, работ, услуг, и прибыли (убытков) эмитента от основной деятельности.

В ежеквартальном отчете за 4 квартал данная информация не предоставляется.

4.2. Ликвидность эмитента, достаточность капитала и оборотных средств.

В ежеквартальном отчете за 4 квартал данная информация не предоставляется.

4.3. Размер и структура капитала и оборотных средств эмитента.

4.3.1. Размер и структура капитала и оборотных средств эмитента.

Наименование показателя	4 кв. 2006г.
а) Размер уставного капитала Эмитента, тыс. руб.	2 387 973
б) Общая стоимость акций эмитента, выкупленных эмитентом для последующей перепродажи:	-
Процент акций эмитента, выкупленных эмитентом для последующей перепродажи (передачи), от размещенных акций (уставного капитала) эмитента	-
в) Размер резервного капитала эмитента, формируемого за счет отчислений из прибыли эмитента, тыс. руб.	119 399
г) Размер добавочного капитала эмитента, отражающий прирост стоимости активов, выявляемый по результатам переоценки, а также сумму разницы между продажной ценой (ценой размещения) и номинальной стоимостью акций общества за счет продажи акций по цене, превышающей номинальную стоимость, тыс. руб.	*Информация будет предоставлена в отчете за 1 квартал 2007г., после составления бухгалтерской отчетности за 2006 год*
д) Размер нераспределенной чистой прибыли эмитента, тыс. руб.	В ежеквартальном отчете за 4 квартал данная информация не предоставляется
е) Общая сумма капитала эмитента, тыс. руб.	

Структура и размер оборотных средств эмитента в соответствии с бухгалтерской отчетностью эмитента (тыс. руб.):

Информация не может быть представлена в связи с тем, что на момент подготовки ежеквартального отчета у Эмитента отсутствует бухгалтерская отчетность за соответствующий период.

Информация будет предоставлена в отчете за 1 квартал 2007г., после составления бухгалтерской отчетности за 2006 год.

4.3.2. Финансовые вложения эмитента.

Перечень финансовых вложений эмитента, которые составляют 10 и более процентов всех его финансовых вложений на 31.12.2006г.:

1. Эмиссионные ценные бумаги:

1.1. Вид ценных бумаг: ***обыкновенные именные бездокументарные акции***

Полное фирменное наименование эмитента ценных бумаг: ***Закрытое акционерное общество «Байкалвестком»***

Сокращенное фирменное наименование эмитента ценных бумаг: ***ЗАО «БВК»***

Место нахождения: ***664005, г. Иркутск, ул. 2-я Железнодорожная, 68***

Государственный регистрационный номер выпуска: ***1-03-40376-N***

Дата регистрации: ***03.12.1998 г.***

Регистрирующий орган: ***Иркутское Региональное отделение ФКЦБ России***

Количество ценных бумаг, находящихся в собственности эмитента: ***1 000 шт.***

Общая номинальная стоимость ценных бумаг, находящихся в собственности эмитента: ***24 582 201 руб.***

Общая балансовая стоимость ценных бумаг, находящихся в собственности эмитента: ***285 767 609,76 руб.***

Размер объявленного дивиденда по обыкновенным акциям за 2005 г.: ***142 443 210,00 руб.***

Дивиденды начислены в соответствии с РСБУ

Срок выплаты: ***дивиденды выплачены в июле- сентябре 2006 г.***

Увеличение величины вложения в акции в связи с увеличением уставного капитала акционерного общества, осуществленного за счет имущества такого общества, не имело места.

Резервы под обесценение ценных бумаг не создавались.

Размер потенциального убытка, связанного с банкротством организации, в которую были произведены инвестиции, равен величине финансового вложения.

1.2. Вид ценных бумаг: ***обыкновенные именные бездокументарные акции***

Полное фирменное наименование эмитента ценных бумаг: ***Закрытое акционерное общество «Енисейтелеком»***

Сокращенное фирменное наименование эмитента ценных бумаг: ***ЗАО «ЕТК»***

Место нахождения: ***660020, г. Красноярск, ул. Качинская, 20***

Сведения о выпусках ценных бумаг данной категории (типа), находящихся в собственности эмитента:

Дата государственной регистрации выпуска	Государственный регистрационный номер выпуска	Орган, осуществивший государственную регистрацию выпуска
01.09.1997	1-01-70001-N	Красноярское РО ФКЦБ России
18.11.1997	1-02-70001-N	Красноярское РО ФКЦБ России

Количество ценных бумаг, находящихся в собственности эмитента: ***485 300 руб.***

Общая номинальная стоимость ценных бумаг, находящихся в собственности эмитента: ***38 824 000 руб.***

Общая балансовая стоимость ценных бумаг, находящихся в собственности эмитента: ***421 601 381,75 руб.***

Размер объявленного дивиденда по обыкновенным акциям за 2005 г.: ***226 446 167,86 руб.***

Дивиденды начислены в соответствии с РСБУ

Срок выплаты: ***дивиденды выплачены в июле-декабре 2006 г.***

Увеличение величины вложения в акции в связи с увеличением уставного капитала акционерного общества, осуществленного за счет имущества такого общества, не имело места.

Резервы под обесценение ценных бумаг не создавались.

Размер потенциального убытка, связанного с банкротством организации, в которую были произведены инвестиции, равен величине финансового вложения.

1.3. Вид ценных бумаг: ***обыкновенные именные бездокументарные акции***

Полное фирменное наименование эмитента ценных бумаг: ***Акционерный коммерческий Сберегательный банк Российской Федерации (Открытое акционерное общество)***

Сокращенное фирменное наименование эмитента ценных бумаг: ***Сбербанк России ОАО***

Место нахождения: ***Россия, 117997, г. Москва, улица Вавилова, дом 19***

Государственный регистрационный номер выпуска: ***1-02-01481-B***

Дата регистрации: ***21.07.2006г.***

Регистрирующий орган: ***Департамент лицензирования деятельности и финансового оздоровления кредитных организаций Банка России***

Количество ценных бумаг, находящихся в собственности эмитента: ***1 247 шт.***

Общая номинальная стоимость ценных бумаг, находящихся в собственности эмитента: ***3 741 000,00 руб.***

Общая балансовая стоимость ценных бумаг, находящихся в собственности эмитента: ***114 478 415,82 руб.***

Размер объявленного дивиденда по обыкновенным акциям за 2005 г.: ***303 494,79 руб.***

Дивиденды начислены в соответствии с РСБУ

Срок выплаты: ***дивиденды выплачены в июле 2006 г.***

1.08.2006 года произошло увеличение номинальной стоимости вложения в акции с 62 350,00 руб. до 3 741 000,00 руб. в связи с увеличением уставного капитала акционерного общества, осуществленного за счет имущества общества.

Резервы под обесценение ценных бумаг не создавались.

Размер потенциального убытка, связанного с банкротством организации, в которую были произведены инвестиции, равен величине финансового вложения.

2. Неэмиссионные ценные бумаги: ***финансовые вложения эмитента в неэмиссионные ценные бумаги, которые составляют 10 и более процентов всех его финансовых вложений на конец последнего финансового года и на дату завершения 4 квартала 2006г., отсутствуют.***

3. Иные финансовые вложения Эмитента:

3.1. Объект финансового вложения: ***заем, предоставленный Эмитентом***

Полное фирменное наименование заемщика: ***Закрытое акционерное общество «Стек Джи Эс Эм»***

Сокращенное фирменное наименование заемщика: ***ЗАО «Стек Джи Эс Эм»***

Место нахождения заемщика: ***650000, г. Кемерово, проспект Советский, д. 61***

ИНН заемщика: ***4205022570***

Предоставлен заем на срок до 31.12.2008г. под 5% годовых с ежемесячной уплатой процентов. Задолженность ЗАО «Стек Джи Эс Эм» на 31.12.2006г. по данной сделке составляет 210 201 369,86 руб.

Размер потенциального убытка, связанного с банкротством организации, в которую были произведены инвестиции, равен размеру финансового вложения.

Средства Эмитента не размещены на депозитных или иных счетах в банках и иных кредитных организациях, лицензии которых были приостановлены либо отозваны, или в отношении которых принято решение о реорганизации, ликвидации, а также о начале процедуры банкротства, либо о признании таких организаций несостоятельными (банкротами), поэтому информация о величине потенциальных убытков в связи с этими событиями не предоставляется.

4.3.3. Нематериальные активы эмитента.

Информация о составе, о первоначальной (восстановительной) стоимости нематериальных активов эмитента и величине начисленной амортизации, за 4 квартал 2006г., если данные сведения не были отражены в бухгалтерской отчетности эмитента за соответствующий период.

Информация не может быть представлена в связи с тем, что на момент подготовки ежеквартального отчета у Эмитента отсутствует бухгалтерская отчетность за соответствующий период.

Информация будет предоставлена в отчете за 1 квартал 2007г., после составления бухгалтерской отчетности за 2006 год.

Взносы нематериальных активов в уставный капитал или их поступления в безвозмездном порядке места не имели.

Переоценка нематериальных активов не производилась.

Стандарты (правила) бухгалтерского учета, в соответствии с которыми эмитент представляет информацию о своих нематериальных активах:
1. Положение по ведению бухгалтерского учета и бухгалтерской отчетности в РФ, утвержденное приказом Минфина РФ от 29.07.1998 г. № 34н (пункт 55);
2. Положение по бухгалтерскому учету «Учет нематериальных активов» (ПБУ 14/2000), утвержденное приказом Минфина РФ от 16.10.2000 г. № 91.

4.4. Сведения о политике и расходах эмитента в области научно-технического развития, в отношении лицензий и патентов, новых разработок и исследований.

Политика эмитента в области научно - технического развития:
Политика Эмитента в области научно-технического развития заключается в модернизации устаревшего и неэффективного оборудования, в разработке и внедрении инновационных технологий, а также в привлечении высококвалифицированных кадров и внедрении современной системы управления.

Затраты на осуществление научно-технической деятельности за счет собственных средств эмитента:
Эмитент не осуществлял затрат на осуществление научно-технической деятельности в том числе, на покупку результатов научно-технического развития, и не заказывал разработку новых продуктов на стороне (аутсорсинг) за счет собственных средств.

Сведения о создании и получении эмитентом правовой охраны основных объектов интеллектуальной собственности:
Эмитент осуществляет свою деятельность под товарным знаком (знаком обслуживания):
Эмитент осуществляет свою деятельность под товарным знаком (знаком обслуживания):
1. Номер свидетельство о регистрации: ***246828***
Дата выдачи: ***23.05.2003 г.***
Орган, выдавший свидетельство: ***Российское агентство по патентам и товарным знакам***
Срок действия: ***до 15.10.2012 г.***
ОАО «Сибирьтелеком» является правообладателем в отношении следующих товаров (услуг):
38 – телефонная связь, телеграфная связь, международная связь, связь через Интернет, передача сообщений, предоставление в аренду каналов связи.
Цветовое сочетание: фиолетовый, голубой, белый.
Неохраняемым элементом товарного знака является «Телеком».

Основные направления и результаты использования объектов интеллектуальной собственности:
Основным направлением использования объектов интеллектуальной собственности является использования товарного знака при оказании всех видов услуг ОАО «Сибирьтелеком», защита наименования Общества, использование его для создания мощного рекламного брэнда.

Факторы риска, связанные с возможностью истечения сроков действия основных для эмитента патентов, лицензий на использование товарных знаков:
В случае истечения срока действия регистрации товарного знака прекращается его правовая охрана, однако, риск, связанный с возможностью истечения свидетельства Эмитента на товарный знак, оценивается как минимальный, поскольку Эмитент планирует в случае необходимости предпринять все необходимые действия для своевременного возобновления соответствующего свидетельства.

4.5. Анализ тенденций развития в сфере основной деятельности эмитента.

Основные тенденции развития отрасли экономики, в которой эмитент осуществляет основную деятельность, за 5 последних завершенных финансовых лет.

Телекоммуникационный рынок на территории обслуживания ОАО "Сибирьтелеком" за последние 5 лет динамично развивается. Прирост достигается в равной степени как за счет увеличения объемов потребления услуг деловым сектором, так и населением.

Высокие темпы прироста по всем основным видам услуг электросвязи обусловлены изменениями, происходящими в отрасли связи и в экономике региона в целом:

- *тенденция к активному росту численного и качественного состава альтернативных предприятий связи достигла своего апогея к настоящему моменту;*
- *в экономике России наблюдается устойчивый рост, что приводит к росту числа предприятий среднего и малого бизнеса, активизации бизнес-процессов, и как следствие, активизации спроса на услуги связи;*
- *бурное развитие технологий связи и повышение уровня информатизации общества является мощным катализатором спроса на новые услуги связи.*

Приоритетными задачами государственной политики на среднесрочную перспективу в сфере развития информационной и телекоммуникационной инфраструктуры, рынка услуг связи являются: обеспечение доступа широких слоев населения к телекоммуникационной инфраструктуре и информационным ресурсам, опережающее развитие инфраструктуры связи, повышение инвестиционной привлекательности отрасли связи и информатизации, создание условий для ускоренного развития новых технологий, обеспечение государственных интересов и информационной безопасности, создание условий для добросовестной конкуренции, поддержка отечественного производителя оборудования связи.

Для реализации поставленных задач осуществляется и предусматривается:

- *проведение эффективной технологической политики, направленной на модернизацию существующих и внедрение новых систем и сетей связи общего пользования;*
- *ускоренное развитие рынка современных и высококачественных услуг связи (передача данных, электронная почта, услуги по доступу в сеть Интернет и услуги иных тематических служб, подвижная связь, услуги цифровых сетей с интеграцией обслуживания интеллектуальных сетей и др.);*
- *гармонизация использования радиочастотного спектра в соответствии с международными договорами Российской Федерации, продолжение работ в области конверсии радиочастотного спектра, внедрение экономических методов при реализации частот путем проведения конкурсов;*
- *совершенствование механизма государственного регулирования цен (тарифов) на услуги связи, предусматривающего приведение размера тарифов на услуги связи до уровня экономически обоснованных затрат (с включением инвестиционной составляющей), снижение до минимума пределов перекрестного субсидирования услуг связи, переход к государственному регулированию тарифов по методу предельного ценообразования;*
- *поэтапное создание системы универсального обслуживания (предоставление любому пользователю на территории Российской Федерации доступа к сети связи общего пользования в заданное время с оказанием ему основных услуг связи с установленными качественными характеристиками и по доступным ценам);*
- *обеспечение недискриминационного доступа операторов связи к сети связи общего пользования и установление тарифов на услуги присоединения и пропуска трафика, введение раздельного учета доходов и расходов операторов связи по видам услуг связи;*
- *внедрение прозрачных и публичных процедур выдачи и аннулирования лицензий и формирование объективных лицензионных требований и условий, направленных на развитие телекоммуникационной инфраструктуры;*
- *реализация комплекса мер, направленных на развитие конкурентоспособного национального производства оборудования связи и программного обеспечения;*
- *создание и развитие рынка информатизации и знаний как факторов производства, переход информационных ресурсов общества в реальные ресурсы социально - экономического развития, систематизация государственных информационных ресурсов и перевод их в электронную форму, что предполагает развитие системы электронной коммерции и российского сегмента сети Интернет, обеспечение доступа учебных заведений к российским и международным ресурсам;*
- *переход на цифровую технологию распространения телерадиопрограмм, обеспечивающий одновременное увеличение количества распространяемых программ.*

В течение последних нескольких лет наблюдается тенденция перераспределения доли доходов от различных видов услуг связи в пользу нетрадиционных услуг: мобильная связь, документальная электросвязь, IP-телефония, Интернет-доступ.

Общая оценка результатов деятельности эмитента в данной отрасли и оценка соответствия результатов деятельности эмитента тенденциям развития отрасли:

Развитие отрасли связи соответствует общим положительным тенденциям в российской экономике. На протяжении последних нескольких лет отрасль связи динамично развивается: появляются новые технологии, растет спрос на услуги связи.

Развитие деятельности Эмитента соответствует общим тенденциям отрасли: деятельность Эмитента направлена на предоставление полного спектра телекоммуникационных услуг широкому кругу потребителей; наблюдается рост доходов от оказания услуг связи, доли доходов от новых услуг в общем объеме доходов Эмитента. В настоящее время Эмитент занимает лидирующее положение на рынке телекоммуникационных услуг в Сибирском федеральном округе.

Причины, обосновывающие полученные результаты деятельности (удовлетворительные и неудовлетворительные, по мнению эмитента, результаты):

Несомненными преимуществами Эмитента, обусловившими полученные удовлетворительные результаты, являются:

- Предоставление единого пакета услуг на территории Общества и совершенствование служб сервиса и продаж позволит привлечь крупных корпоративных пользователей.

- Оптимизация взаимоотношений с присоединенными операторами позволит увеличить доходы ОАО «Сибирьтелеком», а также повысить рентабельность эксплуатации ТФОП.

- Проведение программы по улучшению имиджа Эмитента, формирование сильного брэнда позволит Обществу создать надежный базис для более успешного продвижения услуг для всех целевых сегментов, т.к. брэндинг является важнейшим фактором для принятия решения в выборе продавца/провайдера услуг на высококонкурентном рынке.

- Разработка контент-ресурсов и снижение цен на оборудование ADSL, выведение на рынок суб-бренда «WEBSTREAM», позволяет приступить к широкомасштабному построению мультисервисных сетей и сетей доступа на базе (ADSL и SHDSL) в рамках ОАО «Сибирьтелеком».

- Проведенные исследования показали, что среди населения современных жилых массивов сформировался платежеспособный спрос на услуги телевидения с широким выбором каналов и высоким качеством изображения. Такие исходные данные служат предпосылкой для принятия решения о развитии домашних кабельных сетей, а также для выведения на рынок продукта по технологии IP-TV под торговой маркой Webstream-TV.

Факторы и условия, влияющие на деятельность эмитента:

Основными факторами и условиями, влияющими на Эмитента, являются:

1. Государственная политика в сфере регулирования связи, проявляющаяся, в том числе, в принятии нового федерального закона «О связи» (вступил в силу 01.01.2004г.) и подзаконных актов, устанавливающего правовые основы деятельности предприятий отрасли связи в России и определяющего отраслевой статус государственных органов, а также в тарифном регулировании, а именно:

- либерализация рынка услуг дальней (м/г и м/н) связи и изменение статуса Эмитента на оператора Зоновой связи;

- изменение порядка взаимодействия с присоединенными операторами.

2. Рост конкуренции по отношению к традиционным операторам со стороны мобильных операторов и альтернативных телекоммуникационных компаний, а также тенденция их интеграции в крупные холдинги.

3. Перераспределение доли доходов от различных видов услуг связи в пользу новых услуг, основными из которых являются услуги мобильной связи и Интернет услуги.

Результаты деятельности эмитента:

Благодаря наличию обширной инфраструктуры сетей, возможности комплексного предоставления услуг по всей территории обслуживания, Эмитент добился статуса крупнейшей телекоммуникационной компании Сибирского федерального округа, уровень доходов которой устойчиво повышается.

Прогноз в отношении продолжительности действия указанных факторов и условий:
Точную продолжительность действия указанных факторов определить невозможно.
Государственное регулирование носит постоянный характер.
Процесс обострения конкуренции и интеграции альтернативных операторов происходит очень динамично и продлится еще в течение нескольких лет.
Процесс перераспределения доли доходов от различных видов услуг связи в пользу новых услуг – постоянная и закономерная тенденция, обусловленная научно-техническим прогрессом и не ограниченная во времени.

Действия, предпринимаемые Эмитентом и действия, которые Эмитент планирует предпринять в будущем для эффективного использования данных факторов и условий:

- ***дальнейшее совершенствование ассортимента и качества предоставляемых услуг, а также служб сервиса и продаж;***
- ***формирование сильных брэндов;***
- ***внедрение контент-ресурсов и снижение цен на оборудование ADSL позволяет приступить к широкомасштабному построению мультисервисных сетей и сетей доступа на базе (ADSL и SHDSL) в рамках ОАО "Сибирьтелеком".***

Способы, применяемые эмитентом, для снижения негативного эффекта факторов и условий, влияющих на деятельность эмитента, а также способы, которые эмитент планирует использовать в будущем для снижения негативного эффекта факторов и условий, влияющих на деятельность эмитента:
Эмитент распределяет свои усилия согласно следующим приоритетам:

- ***создание подразделений продаж и маркетинга, способных адекватно конкурировать с аналогичными структурами альтернативных операторов;***
- ***создание подразделений по работе с крупными корпоративными и VIP пользователями, проведение комплекса мероприятий, препятствующих оттоку данной категории пользователей;***
- ***проведение полномасштабной кампании по продвижению нового брэнда ОАО "Сибирьтелеком", цель кампании - сделать новый брэнд узнаваемым и нагрузить положительными ассоциациями: лидерство, надежность, комплексное обслуживание;***
- ***обеспечение присутствия на рынке услуг мобильной связи;***
- ***реализация в масштабах Общества комплексной программы по построению широкополосных сетей абонентского доступа, что обеспечит Эмитенту важнейшее долгосрочное лидерство в области услуг проводной связи и откроет ряд новых направлений бизнеса;***
- ***активизация деятельности по продвижению интеллектуальных услуг в целях стимулирования роста абонентского трафика после внедрения СПУС на телефонных сетях общего пользования в городах Сибирского региона;***
- ***оптимизировать бизнес-портфель Общества путем четкого конфигурирования основного бизнеса (Фиксированная телефония/ Интернет/ Передача данных);***
- ***защитить свой телефонный бизнес от размывания клиентской базы и падения доходности, существенно снизить его уязвимость со стороны мобильных и альтернативных операторов;***
- ***создать новые линии основного бизнеса, построенные на широкополосных линиях, высокоскоростном доступе в Интернет и современных услугах передачи данных.***

Существенные события/факторы, которые могут в наибольшей степени негативно повлиять на возможность получения эмитентом в будущем таких же или более высоких результатов, по сравнению с результатами, полученными за последний отчетный период, а также вероятность наступления таких событий (возникновения факторов):

- ***Фактором, который может оказать как негативное, так и позитивное влияние на деятельность Эмитента, а также на возможность получения им соответственно более высоких или более низких результатов деятельности, является государственная политика в Сибирском регионе.***
- ***Существенным фактором, который может в наибольшей степени негативно повлиять на возможность получения Эмитентом в будущем таких же или более высоких результатов,***

станет дальнейшее обострение конкурентной ситуации, и особенно - со стороны операторов мобильной связи. Вероятность того, что мобильные операторы составят серьезную конкуренцию, очень велика, так как сейчас они активно продвигаются на все региональные рынки.

- ***В результате изменения схемы взаимодействия с ОАО «Ростелеком», ожидается снижение величины, как доходов Эмитента, так и расходов. Однако, в настоящее время Эмитент не может оценить эффект от указанных изменений на результаты деятельности Компании.***
- ***Положительное влияние на деятельность Эмитента может оказать общий рост экономики России и уровня благосостояния населения, а также увеличение доли отрасли связи в ВВП.***
- ***Продолжительность действия указанных факторов в настоящее время невозможно определить временными рамками, поскольку рассматриваемые тенденции имеют весьма долгосрочный характер.***

Основные существующие и предполагаемые конкуренты Эмитента, включая конкурентов за рубежом:

ОАО "Сибирьтелеком" является крупнейшим оператором связи Сибирского региона, способным предоставить самый широкий спектр телекоммуникационных услуг на данной территории обслуживания, наибольшую доступность и удобство использования услуг для потребителей, в сочетании с конкурентоспособными тарифами.

Тенденции развития конкурентной ситуации на телекоммуникационном рынке ОАО "Сибирьтелеком" за последние 5 лет наблюдаются следующие: устойчивому положению ОАО "Сибирьтелеком" на рынке услуг местной телефонной связи угрожает бурное развитие мобильной связи операторами; ОАО "Сибирьтелеком" не предоставляет услуги междугородной и международной связи. В свою очередь снижается конкурентоспособность на рынке услуг мобильной связи, где тон задают национальные операторы "МТС", "Билайн", «Мегафон». За многообразный рынок услуг сетей ПД ведется упорная борьба, причем традиционным операторам принадлежит менее 50% данного рынка.

Это связано, в первую очередь, с ростом числа конкурирующих компаний, повышением внимания национальных операторов к рынку Сибирского региона, бурным развитием технологий связи.

Все альтернативные операторы могут быть разделены на две большие группы – ведомственные и коммерческие. Ведомственные операторы, используют местную связь для собственных нужд, а также частично для коммерческой реализации. Зачастую эти компании оказывают услуги местной связи на территории нескольких городов области. Наиболее существенные из них: Кемеровская область – ЗАО «Кузбассэнергосвязь», Дистанция сигнализации и связи ЗапСиб ж/д, ЗАО «Кузбасссвязьуголь», ОАО «ПТС Связьуголь»; Красноярский край – ОАО «Норильсктелеком» (дочернее предприятие ОАО «Норильский никель», монопольное положение в г. Норильске), Горно-химический комбинат (монопольное положение в г. Железногорске), Красноярская ж/д; Томская область – ОАО «Монтажно-наладочное управление» г. Стрежевой, ФГУП «Сибирский химический комбинат» г. Северск, ОАО «Связь объектов транспорта и нефтедобычи».

Ко второй группе значимых конкурентов относятся коммерческие организации, предоставляющие местную связь в одном из городов Сибирского федерального округа: Кемеровская область – «Рикт» г. Междуреченск, «Юргателеком» г. Юрга, «Связь» г. Прокопьевск, «Технологическая связь» г. Ленинск-Кузнецкий; Красноярский край – «СибЧелендж Телеком» г. Красноярск, Иркутская область – «Сибтелеком» г. Иркутск, УМПС «Иркутский телефон» г. Иркутск, «АТС-32» г. Иркутск, ОАО «Связь» г. Усть-Илимск, ЗАО «АТС-41» г. Братск.

На рынке Интернет практически в каждом из регионов присутствия представлены около десяти и более конкурирующих компаний. Наиболее заметные из них это – ЗАО «Эквант», ЗАО «Транстелеком», холдинг «Голден Телеком», - данные компании представлены более чем в половине регионов СФО. Кроме того, серьёзными конкурентами являются локальные операторы, действующие в одном из регионов СФО – кузбасский филиал ЗАО «КТС» (торговая марка «Поленет») Кемеровская область, ЗАО «Е-Лайт Телеком» г. Кемерово, ООО «СибЧеленджс Телеком» г. Красноярск.

В сегменте услуг сотовой связи ОАО «Сибирьтелеком» испытывает усиливающуюся конкуренцию со стороны трех крупных национальных операторов: «МТС», «Вымпелком», «МегаФон».

Значения долей, занимаемых, по мнению эмитента, им самим и его конкурентами, в процентах за 2005 год составили:

Наименование	***Страна регистрации***	***Объем проданной продукции (работ, услуг), тыс. руб.***	***Доля на рынке, %***
		2005	
1. Местная телефонная связь			
Эмитент	Россия	9 222 536,4	79
Конкуренты	Россия	2 451 560,3	21
2. Междугородная и международная телефонная связь			
Эмитент	Россия	7 145 735,6	88
Конкуренты	Россия	974 418,5	12
3. Рынок Интернет			
Эмитент	Россия	946 605,4	47
Конкуренты	Россия	1 067 448,6	53
4. Мобильная связь (совместно с дочерними и зависимыми обществами)			
Эмитент	Россия	6 300 340,6	19
Конкуренты	Россия	26 859 346,8	81

Информация по конкурентам приведена в целом, поскольку отсутствуют конкуренты, действующие одновременно на всей территории обслуживания Эмитента. В различных регионах Сибири конкурентная ситуация по различным видам услуг сильно дифференцирована и в целях достоверности информации и объективности оценки целесообразно выделять общие позиции конкурентов, нежели разбивать их по всем региональным филиалам Эмитента.

Перечень факторов конкурентоспособности эмитента и описание степени влияния каждого из них на конкурентоспособность производимой продукции, по мнению эмитента:
Перечень факторов конкурентоспособности эмитента и описание степени влияния каждого из них на конкурентоспособность производимой продукции, по мнению эмитента, предлагаем сформировать по следующей шкале:

Влияние	**Обозначение**
Очень существенное	4
Существенное	3
Слабое	2
Очень слабое	1

Эмитент располагает достаточным набором конкурентных преимуществ для достижения своих стратегических целей. Наиболее важными из них являются:

Конкурентное преимущество	**Степень влияния**
1. Наличие собственных сетевых ресурсов как основы для предоставления всех видов услуг, что дает возможность оперативного развертывания большого числа новых сервисов на базе существующей инфраструктуры сети и является важнейшим преимуществом Эмитента перед конкурентами.	4
2. Монополия на "последнюю милю", что является важнейшим сдерживающим фактором для развития альтернативных операторов, т.к. порождает необходимость аренды ресурсов у Эмитента альтернативными операторами, - данная позиция приобретает все больший удельный вес в структуре доходов ОАО "Сибирьтелеком".	3
3. Мощные позиции в традиционной телефонии. Важность этой позиции обусловлена тем, что, во-первых, ТФОП можно рассматривать как основу для предоставления комплексного обслуживания потребителей услугами связи, во-вторых, услуги традиционной голосовой	3

телефонии остаются наиважнейшими в структуре потребления услуг связи, поэтому любой оператор связи, не располагающий данным ресурсом, неполноценен с точки зрения клиента.	
4. Единая политика в рамках региона, возможность проводить единую маркетинговую политику на территории деятельности Эмитента призвана повысить конкурентоспособность филиалов, в первую очередь, в сегменте крупных корпоративных клиентов. Т.к. важнейшими критериями выбора оператора (и важнейшими причинами отказа от услуг традиционных операторов) является качество и сервисное обслуживание (для 83% корпоративных клиентов), а далее следует тарифная политика (для 79% корпоративных клиентов), необходимо сосредоточить усилия на этих двух аспектах деятельности Эмитента.	2
5. Возможность перераспределения финансовых ресурсов: в результате объединения 11 региональных компаний совокупный инвестиционный потенциал Эмитента становится вполне сопоставимым с крупнейшими альтернативными операторами, и может быть аккумулирован на стратегически важных направлениях.	3
6. Человеческий потенциал: за долгую историю существования традиционных операторов связи накоплен богатый опыт работы, существует сформировавшийся коллектив высококвалифицированных кадров в технических службах Эмитента. Данное преимущество не распространяется на персонал, ориентированный на продажу услуг и сервисное обслуживание - здесь региональные операторы значительно уступают альтернативным.	2
7. Имидж надежного оператора: важное значение для дальнейшего развития бизнеса Эмитента имеет тот факт, что для большинства корпоративных пользователей традиционный оператор Сибири является лидером телекоммуникационного рынка, неприятным исключением является лишь рынок услуг сотовой связи и рынок доступа к Интернет.	3
8. Возможность диктовать условия присоединяемым операторам: данное маркетинговое преимущество традиционного оператора едва ли имеет долгосрочные перспективы, т.к. возрастает регулирующее влияние со стороны антимонопольного ведомства.	2
9. Присутствие во всех регионах Сибирского федерального округа: Эмитент исторически имеет наибольшее покрытие территории региона сетью представительств и сетями связи по отношению к альтернативным операторам; едва ли кто-то сможет в ближайшее время угрожать этому положению, т.к. это сопряжено с колоссальными финансовыми и временными затратами.	4
10. Возможность внедрения новых услуг на базе существующей инфраструктуры: в связи с бурным развитием технологий связи, филиалы Эмитента имеют прекрасную возможность для развития на базе существующей инфраструктуры.	3
11. Возможность гибкого тарифного регулирования: кардинальное изменение принципов формирования тарифной политики на регулируемые и нерегулируемые услуги является в настоящее время обязательным условием повышения эффективности деятельности Эмитента.	2
12. Обмен опытом и ресурсами: после объединения региональных компаний неизбежно некоторое перераспределение ресурсов в целях повышения эффективности их использования.	2
13. Наличие политического и административного рычага, при этом, данное преимущество не является основополагающим в большинстве регионов деятельности Эмитента, т.к. альтернативные операторы также зачастую тесно взаимодействуют с региональными и муниципальными органами власти.	1
14. Мощные узлы доступа в Интернет - лидерство Эмитента на рынке коммутируемого доступа порождает определенные предпосылки для эволюции Эмитента на рынке в ведущего Интернет-оператора по всем видам доступа.	2

Мнения органов управления Эмитента относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента совпадают.

Ни один из членов Совета директоров или Правления Эмитента не имеет особого мнения относительно упомянутых причин и/или степени их влияния на показатели финансово – хозяйственной деятельности Эмитента.

V. Подробные сведения о лицах, входящих в состав органов управления эмитента, органов эмитента по контролю за его финансово- хозяйственной деятельностью, и краткие сведения о сотрудниках (работниках) эмитента.

5.1. Сведения о структуре и компетенции органов управления эмитента.

В структуру органов управления Общества в соответствии с Уставом входят Общее собрание акционеров, Совет директоров, Правление и генеральный директор.

Высшим органом управления Общества в соответствии с п. 12.1. ст. 12 Устава является общее собрание акционеров, к компетенции которого относятся следующие вопросы, которые не могут быть переданы на решение Совету директоров, генеральному директору или Правлению:

1) внесение изменений и дополнений в настоящий Устав или утверждение Устава Общества в новой редакции (за исключением случаев, предусмотренных Федеральным законом "Об акционерных обществах"), решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании);

2) реорганизация Общества, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

3) ликвидация Общества, назначение ликвидационной комиссии и утверждение промежуточного и окончательного ликвидационных балансов, решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

4) избрание членов Совета директоров, осуществляемое кумулятивным голосованием;

5) досрочное прекращение полномочий членов Совета директоров, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций, принимающих участие в собрании;

6) определение количества, номинальной стоимости, категории (типа) объявленных акций Общества и прав, предоставляемых этими акциями, решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

7) увеличение уставного капитала Общества путем увеличения номинальной стоимости акций, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

8) увеличение уставного капитала Общества путем размещения дополнительных обыкновенных акций по открытой подписке в случае, если количество дополнительно размещаемых акций составляет более 25 процентов ранее размещенных Обществом обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

9) увеличение уставного капитала Общества путем размещения дополнительных акций по закрытой подписке, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

10) уменьшение уставного капитала Общества путем уменьшения номинальной стоимости акций, путем приобретения Обществом части акций в целях сокращения их общего количества, а также путем погашения приобретенных или выкупленных Обществом акций, решение по которому принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

11) избрание членов Ревизионной комиссии Общества и досрочное прекращение их полномочий, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

12) утверждение аудитора Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

13) утверждение годовых отчетов, годовой бухгалтерской отчетности Общества, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибыли, в том числе выплата (объявление) дивидендов, и убытков Общества по результатам финансового года, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

14) определение порядка ведения Общего собрания акционеров Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

15) дробление и консолидация акций, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

16) принятие решения об одобрении сделок, в совершении которых имеется заинтересованность, решение по которому принимается в случаях и в порядке, предусмотренных главой XI Федерального закона "Об акционерных Обществах";

17) принятие решения об одобрении крупных сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет более 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, а также сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества, решение по которому принимается большинством в три четверти голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

18) принятие решения об участии в холдинговых компаниях, финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций, принимаемое большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

19) утверждение внутренних документов, регулирующих деятельность органов Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

20) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством закрытой подписки или посредством открытой подписки, когда при открытой подписке конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие более 25 процентов ранее размещенных обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

21) принятие решения о возмещении за счет Общества расходов на подготовку и проведение внеочередного Общего собрания акционеров Общества в случае, когда в нарушение требований действующего законодательства Российской Федерации Советом директоров не принято решение о созыве внеочередного собрания и данное собрание созвано иными лицами. Решение принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

22) принятие решения о передаче полномочий единоличного исполнительного органа Общества управляющей организации или управляющему, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

23) решение иных вопросов, предусмотренных Федеральным законом "Об акционерных обществах" и настоящим Уставом.

Коллегиальным органом управления Общества, осуществляющим общее руководство деятельностью Общества, в соответствии с п. 13.1. ст. 13 Устава является Совет директоров, ежегодно избираемый годовым общим собранием акционеров кумулятивным голосованием в количестве 11 человек.

К компетенции Совета директоров относятся следующие вопросы:

1) определение приоритетных направлений деятельности Общества, в том числе утверждение годового бюджета, бюджетов на среднесрочную и долгосрочную перспективу, стратегий и программ развития Общества, внесение изменений в указанные документы, рассмотрение итогов их выполнения;

2) предварительное одобрение операций, выходящих за рамки, установленные годовым бюджетом Общества;

3) созыв годового и внеочередного общих собраний акционеров, за исключением случаев, предусмотренных пунктом 8 статьи 55 Федерального закона "Об акционерных обществах";

4) утверждение повестки дня общего собрания акционеров;

5) определение даты составления списка лиц, имеющих право на участие в общем собрании акционеров, и другие вопросы, отнесенные к компетенции Совета директоров Общества в соответствии с положениями главы VII Федерального закона "Об акционерных обществах" и связанные с подготовкой и проведением общего собрания акционеров;

6) предварительное утверждение годового отчета Общества;

7) увеличение уставного капитала Общества путем размещения Обществом дополнительных акций в пределах количества объявленных акций, определенных настоящим Уставом, за исключением случаев, предусмотренных п/п 8, 9 п.12.2 настоящего Устава;

8) размещение Обществом облигаций и иных эмиссионных ценных бумаг в случае, когда по условиям размещения данных облигаций и иных эмиссионных ценных бумаг они не являются конвертируемыми в акции Общества;

9) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством открытой подписки и при этом конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие 25 и менее процентов ранее размещенных обыкновенных акций;

10) определение цены (денежной оценки) имущества, цены размещения и выкупа эмиссионных ценных бумаг в случаях, предусмотренных Федеральным законом "Об акционерных обществах";

11) утверждение решений о выпуске ценных бумаг, проспектов ценных бумаг, отчетов об итогах выпуска ценных бумаг Общества, отчетов об итогах приобретения акций Общества в целях их погашения;

12) приобретение размещенных Обществом акций, облигаций и иных ценных бумаг;

13) утверждение регистратора Общества и условий договора с ним, а также принятие решения о расторжении договора с ним;

14) рекомендации по размеру дивиденда по акциям, форме и сроку его выплаты, утверждение внутреннего документа о дивидендах по акциям Общества;

15) использование резервного фонда и иных фондов Общества;

16) утверждение внутреннего документа, определяющего процедуры внутреннего контроля за финансово-хозяйственной деятельностью Общества;

17) рекомендации по размеру выплачиваемых членам Ревизионной комиссии Общества вознаграждений и компенсаций, утверждение условий, заключаемого с аудитором Общества договора на оказание аудиторских услуг, в том числе определение размера оплаты аудиторских услуг;

18) утверждение положения о структурном подразделении Общества, осуществляющем функции внутреннего контроля, предварительное согласование кандидатов на должность его руководителя и освобождения по инициативе Общества указанного лица от занимаемой должности, а также рассмотрение иных вопросов, решения по которым должны приниматься Советом директоров в соответствии с Положением об указанном подразделении;

19) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 0,5 до 25 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату;

20) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 25 до 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, и

сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества;

21) одобрение сделок, в совершении которых имеется заинтересованность в случаях, предусмотренных главой XI Федерального закона "Об акционерных обществах";

22) определение (изменение) функциональных блоков организационной структуры и основных функций подразделений, входящих в функциональные блоки организационной структуры Общества (за исключением структуры филиалов и представительств Общества);

23) создание филиалов, открытие представительств, их ликвидация, утверждение Положений о них;

24) предварительное согласование кандидатов на должность руководителей филиалов и представительств и освобождения по инициативе Общества указанных лиц от занимаемой должности;

25) утверждение годовых бюджетов, стратегий и программ развития филиалов, внесение изменений в указанные документы, рассмотрение итогов их выполнения;

26) назначение единоличного исполнительного органа (Генерального директора), определение срока его полномочий, а также досрочное прекращение его полномочий;

27) избрание (переизбрание) Председателя Совета директоров Общества, его заместителя;

28) образование коллегиального исполнительного органа (Правления): определение срока его полномочий, назначение членов Правления, досрочное прекращение их полномочий;

29) согласование совмещения лицом, осуществляющим функции единоличного исполнительного органа Общества, членами Правления Общества должностей в органах управления других организаций;

30) разрешение лицу, осуществляющему функции единоличного исполнительного органа, работы по совместительству в оплачиваемой должности в других организациях;

31) создание постоянно действующих или временных (для решения определенных вопросов) комитетов Совета директоров, утверждение Положений о них;

32) назначение и освобождение по инициативе Общества Корпоративного секретаря Общества, утверждение Положения о Корпоративном секретаре и об аппарате Корпоративного секретаря;

33) утверждение условий договоров (дополнительных соглашений), заключаемых с Генеральным директором, членами Правления, руководителями филиалов и представительств, руководителем структурного подразделения Общества, осуществляющем функции внутреннего контроля, Корпоративным секретарем Общества, а также рассмотрение вопросов, решения по которым должны приниматься Советом директоров в соответствии с указанными договорами;

34) принятие решений об участии Общества в других организациях (вступлении в качестве участника, прекращении участия, изменении размера или номинальной стоимости доли участия, изменении количества акций или номинальной стоимости акций, принадлежащих Обществу) путем приобретения, продажи или иного отчуждения акций, долей и/или частей долей, а также путем внесения дополнительных вкладов в уставные капиталы других организаций;

35) принятие решений об участии Общества в некоммерческих организациях, за исключением случаев, предусмотренных п/п18 п.12.2 настоящего Устава, путем вступления в качестве участника, прекращения участия, внесения дополнительных вкладов (взносов), связанных с участием Общества в некоммерческих организациях;

36) решение вопросов, отнесенных к компетенции общих собраний участников коммерческих организаций, единственным участником которых, обладающим правом голоса на общем собрании участников, является Общество;

37) определение порядка взаимодействия Общества с организациями, в которых участвует Общество;

38) утверждение внутренних документов (документа), определяющих правила и подходы к раскрытию информации об Обществе, порядок использования информации о деятельности Общества, о ценных бумагах Общества и сделках с ними;

39) утверждение иных, помимо предусмотренных в пункте 13.4 настоящего Устава, внутренних документов Общества, регламентирующих вопросы, входящие в компетенцию Совета директоров Общества, за исключением внутренних документов, утверждение которых отнесено уставом Общества к компетенции общего собрания акционеров и исполнительных органов Общества;

40) утверждение Кодекса корпоративного поведения Общества, внесение изменений и дополнений в него;

41) утверждение процедуры управления рисками в Обществе;

42) предварительное согласование привлечения к проверке деятельности Общества, проводимой Ревизионной комиссией, сторонних специалистов на возмездной основе;

определение порядка оплаты и иных существенных условий участия сторонних специалистов, привлекаемых на возмездной основе, в проводимой Ревизионной комиссией проверке;

43) иные вопросы, предусмотренные Федеральным законом "Об акционерных обществах" и настоящим Уставом.

Вопросы, отнесенные к компетенции Совета директоров Общества, не могут быть переданы на решение коллегиальному или единоличному исполнительному органу Общества.

Коллегиальным исполнительным органом, организующим выполнение решений общего собрания акционеров и Совета директоров Общества, согласно п. 14.1. ст. 14 Устава Общества, является Правление.

Количественный и персональный состав правления, а также срок полномочий членов правления определяются решением Совета директоров Общества по предложению генерального директора, членов Совета директоров Общества.

К компетенции Правления Общества относятся следующие вопросы руководства текущей деятельностью Общества:

1) разработка предложений по основным направлениям деятельности Общества, в том числе проектов годового бюджета, бюджетов на среднесрочную и долгосрочную перспективу, стратегий и программ развития Общества, предложений по внесению изменений в указанные документы;

2) решение вопросов, отнесенных к компетенции высших органов управления некоммерческих организаций, единственным учредителем (участником) которых является Общество, за исключением некоммерческих организаций, в которых высший орган управления формируется без участия учредителя (участника);

3) определение кадровой и социальной политики Общества;

4) утверждение внутреннего документа, регламентирующего общие положения мотивации труда, а также рассмотрение и принятие решения о заключении коллективных договоров и соглашений;

5) подготовка материалов и проектов решений по вопросам, подлежащим рассмотрению Советом директоров, за исключением вопросов, предусмотренных п/п 24, 26, 27, 28, 31, 33 п. 13.4 ст. 13 настоящего Устава, а также вопросов, инициированных в соответствии с законодательством Российской Федерации и Уставом Общества с указанием конкретных сроков их рассмотрения Советом директоров, делающих невозможным предварительное рассмотрение таких вопросов на Правлении Общества;

подготовка материалов, подлежащих рассмотрению комитетами Совета директоров;

6) организационно-техническое обеспечение деятельности органов Общества;

7) определение технической, финансово-экономической и тарифной политики Общества и филиалов;

8) определение учетной политики, контроль за совершенствованием методологии бухгалтерского и управленческого учета, а также за внедрением отчетности по международным стандартам бухгалтерского учета Общества и филиалов;

9) определение методологии планирования, бюджетирования и контроллинга Общества и филиалов;

10) определение политики обеспечения безопасности Общества и филиалов;

11) определение порядка наделения филиала имуществом и изъятие закрепленного за филиалом имущества;

12) определение количественного состава и назначение членов коллегиальных исполнительных органов филиалов, а также досрочное прекращение их полномочий, утверждение Положения о коллегиальном исполнительном органе филиала;

13) предварительное согласование кандидатов на должность заместителей руководителей, главных бухгалтеров филиалов и представительств и освобождения по инициативе Общества указанных лиц от занимаемой должности;

14) утверждение условий договоров (дополнительных соглашений), заключаемых с членами коллегиальных исполнительных органов филиалов, заместителями руководителей, главными

бухгалтерами филиалов и представительств, а также рассмотрение вопросов, решения по которым должны приниматься Правлением в соответствии с указанными договорами;

15) утверждение квартальных бюджетов филиалов, внесение изменений в указанные документы;

16) анализ результатов работы структурных подразделений Общества, в т.ч. обособленных, и выработка обязательных для исполнения указаний по совершенствованию их работы;

17) утверждение внутренних документов, регламентирующих вопросы, входящие в компетенцию Правления Общества, за исключением документов, утверждаемых общим собранием акционеров и Советом директоров Общества;

18) утверждение (изменение) организационной структуры Общества, включая утверждение функций структурных подразделений (за исключением структуры и функций представительств и структурных подразделений филиалов, расположенных вне адресов расположения филиалов).

19) утверждение и изменение Положения о Коллегии Общества, определение количественного и персонального состава Коллегии Общества, срока ее полномочий, а также досрочное прекращение полномочий членов Коллегии Общества.

Единоличным исполнительным органом, осуществляющим руководство текущей деятельностью Общества, в соответствии с п. 15.1. ст. 15 Устава Общества является генеральный директор.

Генеральный директор назначается Советом директоров Общества, без доверенности действует от имени Общества, в том числе представляет его интересы, совершает сделки от имени Общества, утверждает штаты, издает приказы и дает указания, обязательные для исполнения всеми работниками Общества, принимает решения по вопросам, не отнесенным Уставом к компетенции общего собрания акционеров, совета директоров и правления Общества.

Генеральный директор осуществляет функции председателя Правления Общества.

Права, обязанности, размер оплаты труда и ответственность генерального директора определяются договором, заключаемым им с Обществом.

Сведения о наличии кодекса корпоративного поведения:

На заседании Совета директоров ОАО «Сибирьтелеком» 26 декабря 2003г. (протокол № 21) был утвержден Кодекс корпоративного поведения ОАО «Сибирьтелеком». Его полный текст размещен в сети Интернет на сайте Общества, адрес страницы: http://www.sibirtelecom.ru/company/docs/kkp.pdf. Решением Совета директоров от 07 июня 2006г. (протокол №26) в Кодекс корпоративного поведения Общества внесены изменения и дополнения (размещение в сети Интернет по адресу: http://www.sibirtelecom.ru/investor/docs/kkp_izm.rtf

Сведения об изменениях, внесенных во внутренние документы:

В отчетном квартале изменения в Устав не вносились.

Текст действующей редакции Устава ОАО «Сибирьтелеком» и внутренние документы, регулирующие деятельность органов Общества, а также утвержденные изменения и дополнения к ним, размещены в сети Интернет на сайте Общества, адрес страницы: http://www.sibirtelecom.ru/investor/docs.php.

5.2. Информация о лицах, входящих в состав органов управления эмитента.

Члены Совета директоров эмитента:

Председатель совета директоров:

1. Беляев Константин Владимирович

Год рождения: *1968*

Образование: *высшее*

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2005	*ОАО "Связьинвест"*	*главный бухгалтер*
2002 – 2002	*ОАО "Яртелеком"*	*член совета директоров*
2002 – 2002	*ОАО "Артелеком"*	*член совета директоров*
2003 – 2003	*ОАО "Межрегиональный коммерческий Банк развития связи и информатики"*	*член совета директоров*
2005 - 2006	*ОАО "ВолгаТелеком"*	*председатель совета директоров*
2005 - 2006	*ОАО "Южная телекоммуникационная компания"*	*член совета директоров*
2005 - 2006	*ОАО "Межрегиональный коммерческий Банк развития связи и информатики"*	*член совета директоров*
2005 – 2006	*ОАО "Ростелеком"*	*член правления*
2005 – наст. время	*ОАО "Связьинвест"*	*заместитель генерального директора*
2005 – наст. время	*ОАО "Связьинвест"*	*член правления*
2005 – наст. время	*ОАО "Северо-Западный Телеком"*	*член совета директоров*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*председатель совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Члены совета директоров:

2. Бескоровайный Андрей Владимирович
Год рождения: ***1958***
Образование: ***высшее, кандидат технических наук***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2001	*ЗАО "Северо-Западный GSM"*	*директор по новым технологиям, заместитель генерального директора по развитию бизнеса и новым технологиям*
2001 - 2002	*ФГУП "Главный радиочастотный центр"*	*первый заместитель директора*
2002 - 2004	*ФГУП "Главный радиочастотный центр"*	*директор*
2004 - 2004	*Министерство РФ по связи и информатизации*	*заместитель Министра*

2004 - 2005	*Федеральное агентство связи*	*заместитель руководителя, и.о. руководителя*
2005 – наст. время	*Федеральное агентство связи*	*руководитель*
2005 – наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2005 – наст. время	*ОАО "ЦентрТелеком"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

3. Ермолич Александр Аркадьевич

Год рождения: ***1950***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	**Организация**	**Должность**
2001 - 2001	*ОАО "Связьинвест"*	*заместитель директора департамента экономического прогнозирования и сводного планирования*
2001 - 2002	*ОАО "Электросвязь" Новосибирской области*	*председатель совета директоров*
2001 - 2002	*ОАО "Новгородтелеком"*	*председатель совета директоров*
2001 - 2002	*ОАО "Связьинвест"*	*заместитель директора департамента экономического планирования и тарифной политики*
2002 - 2003	*ОАО "Связьинвест"*	*заместитель начальника отдела департамента корпоративного управления*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2003 - 2006	*ОАО "Связьинвест"*	*начальник отдела департамента корпоративного управления*

Доля в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

4. Забузова Елена Викторовна

Год рождения: ***1950***

Образование: *высшее*

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2003	*ОАО "Связьинвест"*	*заместитель директора – начальник отдела экономического планирования департамента экономического планирования и тарифной политики*
2002 - 2002	*ОАО "Смоленсксвязьинформ"*	*член совета директоров*
2002 - 2002	*ОАО "Электросвязь" Ростовской области*	*член совета директоров*
2002 - 2003	*ОАО "Южная телекоммуникационная компания"*	*член совета директоров*
2003 - 2004	*ОАО "ВолгаТелеком"*	*член совета директоров*
2003 – 2006	*ОАО "Связьинвест"*	*директор департамента экономического планирования и бюджетирования*
2003 – наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2004 - 2005	*ОАО "МГТС"*	*член совета директоров*
2004 - 2005	*ЗАО "РусЛизингСвязь"*	*член совета директоров*
2005 – наст. время	*ЗАО "РусЛизингСвязь"*	*председатель совета директоров*
2005 – наст. время	*ОАО "Южная телекоммуникационная компания"*	*член совета директоров*
2005 - 2006	*ОАО "ЦентрТелеком"*	*член правления*
2006 – 2006	*ОАО "Северо-Западный Телеком"*	*член правления*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

5.Кузнецов Сергей Иванович
Год рождения: ***1953***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2003	*Негосударственный пенсионный фонд "Ростелеком-Гарантия"*	*член совета фонда*
2001 – 2003	*ОАО "Ростелеком"*	*генеральный директор,*

		председатель правления
2001 – 2003	*ОАО "Связьинвест"*	*член правления*
2001 – 2003	*ЗАО "Интерфакс-Телеком"*	*член совета директоров*
2001 – 2003	*ОАО "РТК-Лизинг"*	*член совета директоров*
2001 – 2004	*ЗАО "Глобалстар-Космические телекоммуникации"*	*член совета директоров*
2001 – 2004	*ОАО "РТКомм.РУ"*	*член совета директоров*
2001 – 2004	*ЗАО "Телмос"*	*член совета директоров*
2001 – 2004	*Некоммерческое партнерство "Центр исследования проблем развития телекоммуникаций"*	*член совета партнерства*
2002 – 2004	*ОАО "Ростелеком"*	*член совета директоров*
2003 – 2003	*ОАО "РТК-Лизинг"*	*председатель совета директоров*
2003 – 2004	*ОАО "Северо-Западный Телеком"*	*генеральный директор, председатель правления*
2003 – 2005	*ОАО "Межрегиональный коммерческий банк развития связи и информатики"*	*член совета директоров*
2004 – 2004	*ОАО "Северо-Западный Телеком"*	*член совета директоров*
2004 – 2006	*ОАО "Телекоминвест"*	*член совета директоров*
2004 – 2006	*ОАО "Связьинвест"*	*первый заместитель генерального директора, член правления*
2005 – 2006	*ОАО "Южная телекоммуникационная компания"*	*председатель совета директоров*
2005 – 2006	*ОАО "Центральный телеграф"*	*председатель совета директоров*
2005 – 2006	*ОАО "ВолгаТелеком"*	*член совета директоров*
2005 – 2006	*ОАО "Сибирьтелеком"*	*председатель совета директоров*
2005 – 2006	*ОАО "Уралсвязьинформ"*	*председатель совета директоров*
2005 – 2006	*ОАО "Дальневосточная компания электросвязи"*	*председатель совета директоров*
2005 – наст. время	*ОАО "Ростелеком"*	*член совета директоров*
2005 – наст. время	*ОАО "Центральная телекоммуникационная компания"*	*член совета директоров*
2006 – 2006	*ОАО "Связьинвест"*	*советник генерального директора*
2006 – наст. время	*ОАО "ВолгаТелеком"*	*председатель совета директоров*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

6. Коваленко Геннадий Иванович

Год рождения: ***1946***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2002	***ОАО "Электросвязь" Читинской области***	***председатель совета директоров***
2001 - 2006	***ОАО "Связьинвест"***	***начальник отдела департамента правового обеспечения***
2004 - 2005	***ОАО "Сибирьтелеком"***	***член совета директоров***
2006 – наст. время	***ОАО "Дагсвязьинформ"***	***член правления***
2006 – наст. время	***ОАО "Сибирьтелеком"***	***член совета директоров***

Доля в уставном капитале эмитента: *нет*

Доля обыкновенных акций эмитента: *нет*

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*

Доли в дочерних/зависимых обществах эмитента: *нет*

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

7. Никулин Анатолий Иванович

Год рождения: ***1950***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - наст. время	***ОАО КБ "Акцепт"***	***председатель совета директоров***
2001 - 2003	***ЗАО "Новоком"***	***член совета директоров***
2001 - 2004	***ОАО "НГТС-Пэйдж"***	***член совета директоров***
2001 - 2004	***ОАО "Ринет"***	***член совета директоров***
2002 - наст. время	***ОАО "Сибирьтелеком"***	***генеральный директор, заместитель председателя совета директоров, председатель правления***
2003 - 2005	***ЗАО "Енисейтелеком"***	***член совета директоров***
2003 - 2005	***ЗАО "Байкалвестком"***	***член совета директоров***
2003 – наст. время	***Некоммерческое партнёрство "Центр исследования проблем развития телекоммуникаций"***	***член совета Партнерства***
2005 - наст. время	***ЗАО "Енисейтелеком"***	***председатель совета директоров***

2005 - наст. время	*ЗАО "Байкалвестком"*	*председатель совета директоров*

Доля в уставном капитале эмитента: ***0,104***
Доля обыкновенных акций эмитента: ***0,137***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

8. Репин Игорь Николаевич
Год рождения: ***1966***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	**Организация**	**Должность**
2001 - 2001	***ОАО ВАСО (Воронежское акционерное самолетостроительное общество)***	***член совета директоров***
2001 - 2002	***ОАО "Электросвязь" Владимирской области***	***член совета директоров***
2001 – 2002	***СРО НАУФОР, г. Москва***	***главный специалист Управления по защите прав инвесторов***
2001 – 2002	***ОАО "Кубаньэнерго"***	***член совета директоров***
2001 – 2003	***Ассоциация по защите прав инвесторов***	***эксперт***
2002 – 2003	***ОАО "Ростовэнерго"***	***член совета директоров***
2002 – 2003	***ОАО "Пензаэнерго"***	***член совета директоров***
2002 – 2004	***ОАО "Черепетская ГРЭС"***	***член совета директоров***
2002 – 2006	***ОАО "Владимирэнерго"***	***член совета директоров***
2002 – 2006	***ОАО "Авиастар", г. Ульяновск***	***член совета директоров***
2002 – 2006	***ОАО "Дальсвязь"***	***член совета директоров***
2003 – 2003	***ОАО "Астраханьэнерго"***	***член совета директоров***
2003 – 2003	***ОАО "Омскэнерго"***	***член совета директоров***
2003 – 2005	***ОАО "Канаковская ГРЭС"***	***член совета директоров***
2003 - наст. время	***Ассоциация по защите прав инвесторов***	***зам. исполнительного директора***
2003 - наст. время	***ОАО "Сибирьтелеком"***	***член совета директоров***
2004 - 2006	***ОАО "Пензенская генерирующая компания"***	***член совета директоров***
2005 - 2006	***ОАО "Владимирская генерирующая компания"***	***член совета директоров***
2005 - 2006	***ОАО "Владимирэнергоремонт"***	***член совета директоров***
2005 - 2006	***ОАО "Пензаэнерго"***	***член совета директоров***

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: *нет*

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

9. Ситников Сергей Георгиевич

Год рождения: ***1949***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2005	***ГОУ ВПО "Сибирский государственный университет телекоммуникаций и информатик"***	***первый проректор***
2005 – наст. время	***ГОУ ВПО "Сибирский государственный университет телекоммуникаций и информатики"***	***ректор***
2006 – наст. время	***ОАО "Сибирьтелеком"***	***член совета директоров***

Доля в уставном капитале эмитента: ***0,0006***

Доля обыкновенных акций эмитента: ***0,0007***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

10. Статьин Владимир Анатольевич

Год рождения: ***1959***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - наст. время	***ОАО "Корпоративная финансово-инвестиционная компания"***	***заместитель генерального директора***
2001 - наст. время	***НП "Объединение по Защите Интересов Акционеров Предприятий и Организаций" (ОПИАК)***	***генеральный директор***
2001 - 2002	***ОАО "Гусевский ЛПХ"***	***член совета директоров***
2001 – 2002	***ОАО "Петушкиинтерлес"***	***член совета директоров***
2002 – 2002	***ОАО "Алтайтелеком"***	***член совета директоров***
2002 – 2002	***ОАО "Электросвязь" Ставропольского края***	***член совета директоров***
2002 – 2002	***ОАО "Электросвязь" Ульяновской области***	***член совета директоров***
2002 – 2002	***ОАО "Кировэлектросвязь"***	***член совета директоров***

2003 – 2004	*ОАО "Курганэнерго"*	*член совета директоров*
2003 – 2005	*ОАО "Смоленскэнерго"*	*член совета директоров*
2003 – 2006	*Российский институт директоров*	*руководитель Кадрового Центра*
2004 – 2005	*ОАО "Смоленская управляющая энергетическая компания"*	*член совета директоров*
2004 – 2005	*ОАО "Астраханская региональная генерирующая компания"*	*член совета директоров*
2004 - 2006	*ОАО "Смоленская энергоремонтная компания"*	*член совета директоров*
2004 - наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2005 - наст. время	*ОАО "Уралсвязьинформ"*	*член совета директоров*
2006 - наст. время	*ОАО "Дальсвязь"*	*член совета директоров*
2006 - наст. время	*ОАО "Электрокомплекс"*	*член совета директоров*

Доля в уставном капитале эмитента: ***0,0003***
Доля обыкновенных акций эмитента: ***0,0004***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

11. Чечельницкий Евгений Александрович
Год рождения: ***1973***
Образование: ***высшее, кандидат экономических наук***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	**Организация**	**Должность**
2001 - 2004	*Министерство Российской Федерации по связи и информатизации*	*заместитель руководителя департамента экономической и инвестиционной политики*
2004 – 2006	*Федеральная служба по надзору в сфере связи*	*заместитель руководителя*
2005 – 2006	*ОАО "Центральный телеграф"*	*член совета директоров*
2005 - 2006	*ОАО "Южная телекоммуникационная компания"*	*член совета директоров*
2005 – 2006	*ОАО "Дальсвязь"*	*член совета директоров*
2005– 2006	*ОАО «Уралсвязьинформ"*	*член совета директоров*
2005– наст. время	*ОАО "Ростелеком"*	*член совета директоров*
2005– наст. время	*ОАО "Гипросвязь"*	*член совета директоров*
2006 - наст. время	*ОАО "Сибирьтелеком"*	*член совета директоров*
2006 - наст. время	*ОАО " Уралсвязьинформ"*	*председатель совета директоров*
2006 - наст. время	*ОАО "Дальсвязь"*	*председатель совета директоров*

2006 - наст. время	*ОАО "Связьинвест"*	*заместитель генерального директора, член правления*
2006 - наст. время	*НПФ "Телеком-Союз"*	*член совета фонда*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Члены коллегиального исполнительного органа (правления) эмитента:

Председатель Правления:

Никулин Анатолий Иванович
Год рождения: ***1950***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - наст. время	*ОАО КБ "Акцепт"*	*председатель совета директоров*
2001 - 2003	*ЗАО "Новоком"*	*член совета директоров*
2001 - 2004	*ОАО "НГТС-Пэйдж"*	*член совета директоров*
2001 - 2004	*ОАО "Ринет"*	*член совета директоров*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*генеральный директор, заместитель председателя совета директоров, председатель правления*
2003 - 2005	*ЗАО "Енисейтелеком"*	*член совета директоров*
2003 - 2005	*ЗАО "Байкалвестком"*	*член совета директоров*
2003 – наст. время	*Некоммерческое партнёрство "Центр исследования проблем развития телекоммуникаций"*	*член совета Партнерства*
2005 - наст. время	*ЗАО "Енисейтелеком"*	*председатель совета директоров*
2005 - наст. время	*ЗАО "Байкалвестком"*	*председатель совета директоров*

Доля в уставном капитале эмитента: ***0,104***
Доля обыкновенных акций эмитента: ***0,137***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

Члены Правления:

1. Борзенко Иван Иванович

Год рождения: *1951*

Образование: *высшее*

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2003	*УФСБ РФ по Новосибирской области*	*заместитель начальника управления*
2003 - 2005	*ОАО "Сибирьтелеком"*	*заместитель генерального директора – директор по безопасности и режиму секретности*
2004 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*
2005 - наст. время	*ОАО "Сибирьтелеком"*	*заместитель генерального директора – директор по безопасности*

Доля в уставном капитале эмитента: *0,00024*

Доля обыкновенных акций эмитента: *0,00015*

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*

Доли в дочерних/зависимых обществах эмитента: *нет*

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

2. Гриб Анатолий Викторович

Год рождения: *1961*

Образование: *высшее*

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2001	*ОАО "Алтайская телефонно-телеграфная компания"*	*первый заместитель генерального директора*
2001 - 2002	*ОАО "Сибирьтелеком"*	*первый заместитель директора регионального филиала ОАО "Сибирьтелеком" "Алтайтелеком"*
2002 - 2003	*ОАО "Сибирьтелеком"*	*заместитель директора регионального филиала ОАО "Сибирьтелеком" "Алтайтелеком"*
2003 - 2004	*ОАО "Сибирьтелеком"*	*директор департамента технического развития*
2004 - 2005	*ОАО "Сибирьтелеком"*	*заместитель технического директора – директор департамента телекоммуникаций*
2005 - наст. время	*ОАО "Сибирьтелеком"*	*заместитель генерального директора – директор по корпоративному управлению и информационным технологиям*
2005 - наст. время	*ЗАО "Новоком"*	*член совета директоров*

2005 - наст. время	*ЗАО "ТелеРосс-Новосибирск"*	*член совета директоров*
2005 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*
2006 - наст. время	*ОАО "Ринет"*	*председатель совета директоров*
2006 - наст. время	*ОАО "Связьинтек"*	*член совета директоров*
2006 - наст. время	*ЗАО "Коммуникационно-информационные технологии"*	*член совета директоров*

Доля в уставном капитале эмитента: ***0,00048***

Доля обыкновенных акций эмитента: ***0,000107***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

3. Дадыкин Иван Витальевич

Год рождения: ***1960***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2002	*ОАО "Цифровая сеть и телекоммуникационные системы Новосибирской области"*	*член совета директоров*
2001 – 2002	*ОАО "Электросвязь" Новосибирской области*	*директор по расчетно-сервисному обслуживанию*
2001 – 2002	*ОАО "Электросвязь" Республики Бурятия*	*член совета директоров*
2001 – 2004	*ЗАО "Новосибирская сотовая связь-450"*	*член совета директоров*
2002 – 2002	*ОАО "Сибирьтелеком"*	*директор по расчетно-сервисному обслуживанию - директор структурного подразделения Расчетно-сервисный центр*
2002 – 2005	*ОАО "Сибирьтелеком"*	*член правления*
2003 – 2004	*ОАО "Сибирьтелеком"*	*заместитель генерального директора – коммерческий директор*
2003 – 2004	*ОАО "Цифровая сеть и телекоммуникационные системы Новосибирской области"*	*член совета директоров*
2003 – 2004	*ЗАО "ЮССС"*	*член совета директоров*
2003 - 2005	*ЗАО "Новоком"*	*член совета директоров*
2003 - 2005	*ОАО "Ринет"*	*член совета директоров*
2003 – 2005	*ЗАО "Байкалвестком"*	*член совета директоров*
2003 – 2005	*ОАО "АК Мобилтелеком"*	*член совета директоров*

2004 – 2005	*ЗАО "Енисейтелеком"*	*член совета директоров*
2004 – 2005	*ЗАО "СТеК Джи Эс Эм"*	*член совета директоров*
2004 - 2005	*ЗАО "ТелеРосс-Новосибирск"*	*член совета директоров*
2004 - 2005	*ЗАО "ЧитаНЭТ"*	*член совета директоров*
2004 - 2006	*ЗАО "РТКомм-Сибирь"*	*генеральный директор*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*первый заместитель генерального директора*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*член правления*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

4. Киричек Нина Ивановна
Год рождения: ***1948***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2001	*ОАО "Электросвязь" Новосибирской области*	*директор по персоналу*
2001 - 2002	*ОАО "Электросвязь" Омской области*	*член совета директоров*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*заместитель генерального директора - директор по управлению персоналом*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*член правления*

Доля в уставном капитале эмитента: ***0,0249***
Доля обыкновенных акций эмитента: ***0,0296***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

5. Ноздрин Владимир Викторович
Год рождения: ***1950***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2002	*ОАО "Электросвязь" Красноярского края*	*член совета директоров*
2001 – 2002	*ОАО "Электросвязь" республики Хакасия*	*член совета директоров*
2001 – 2004	*ЗАО "Новоком"*	*член совета директоров*
2001 – 2004	*ЗАО "Сибирские сотовые системы-900"*	*член совета директоров*
2001 – 2006	*ОАО "НГТС-Пэйдж"*	*член совета директоров*
2001 – 2006	*ОАО "Ринет"*	*член совета директоров*
2002 – наст. время	*ОАО "Сибирьтелеком"*	*заместитель генерального директора - технический директор*
2002 – наст. время	*ОАО "Сибирьтелеком"*	*член правления*
2003 – 2004	*ЗАО "Енисейтелеком"*	*член совета директоров*
2004 – 2005	*ЗАО "СТеК Джи Эс Эм"*	*член совета директоров*
2004 – 2005	*ОАО "Локтелеком"*	*член совета директоров*
2004 – 2006	*ЗАО "Ростелеграф"*	*член совета директоров*
2004 – наст. время	*ЗАО "АТС-32"*	*член совета директоров*
2004 – наст. время	*ЗАО "АТС-41"*	*член совета директоров*
2004 – наст. время	*ООО "Гипросвязь-Сибирь"*	*член совета директоров*

Доля в уставном капитале эмитента: ***0,0047***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***5,45 (ОАО "НГТС-Пэйдж")***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***5,45 (ОАО "НГТС-Пэйдж")***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

6. Хвощинская Галина Ивановна
Год рождения: ***1965***
Образование: ***высшее***
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2002	*ОАО "Алтайтелеком"*	*главный бухгалтер*
2001 - 2002	*ОАО "Алтайтелеком"*	*член правления*
2002 - 2002	*ОАО "Сибирьтелеком"*	*главный бухгалтер регионального филиала ОАО "Сибирьтелеком" "Алтайтелеком"*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*главный бухгалтер, член правления*

Доля в уставном капитале эмитента: ***0,00008***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

7. Шаповалов Владимир Николаевич

Год рождения: ***1962***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - наст. время	***ЗАО "Байкалвестком"***	***генеральный директор***
2003 - наст. время	***ЗАО "Байкалвестком"***	***член правления***
2006 - наст. время	***ОАО "Сибирьтелеком"***	***заместитель генерального директора - директор по развитию бизнеса, член правления***
2006 - наст. время	***ЗАО "АТС-32"***	***член совета директоров***

Доля в уставном капитале эмитента: ***0,0079***

Доля обыкновенных акций эмитента: ***0,0069***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

8. Шейфер Александр Андреевич

Год рождения: ***1952***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2001	***ОАО "Электросвязь" Новосибирской области***	***главный бухгалтер***
2001 – 2003	***ОАО "Сибирьтелеком"***	***директор по финансам – главный бухгалтер***
2003 - наст. время	***ОАО "Сибирьтелеком"***	***заместитель генерального директора - директор по экономике и финансам, член правления***
2004 – 2005	***ЗАО "СТеК Джи Эс Эм"***	***член совета директоров***
2004 - 2006	***ЗАО "РусЛизингСвязь"***	***член совета директоров***
2004 - 2006	***ОАО "НГТС-ПЭЙДЖ"***	***член совета директоров***
2004 - наст. время	***ЗАО "Байкалвестком"***	***член совета директоров***
2004 - наст. время	***ЗАО "ТелеРосс-Новосибирск"***	***член совета директоров***
2004 - наст. время	***ОАО "Ринет"***	***член совета директоров***

Доля в уставном капитале эмитента: ***0,037***

Доля обыкновенных акций эмитента: *0,048*

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*

Доли в дочерних/зависимых обществах эмитента: *нет*

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

Лицо, исполняющее функции единоличного исполнительного органа эмитента – генеральный директор:

Никулин Анатолий Иванович

Год рождения: *1950*

Образование: *высшее*

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - наст. время	*ОАО КБ "Акцепт"*	*председатель совета директоров*
2001 - 2003	*ЗАО "Новоком"*	*член совета директоров*
2001 - 2004	*ОАО "НГТС-Пэйдж"*	*член совета директоров*
2001 - 2004	*ОАО "Ринет"*	*член совета директоров*
2002 - наст. время	*ОАО "Сибирьтелеком"*	*генеральный директор, заместитель председателя совета директоров, председатель правления*
2003 - 2005	*ЗАО "Енисейтелеком"*	*член совета директоров*
2003 - 2005	*ЗАО "Байкалвестком"*	*член совета директоров*
2003 – наст. время	*Некоммерческое партнёрство "Центр исследования проблем развития телекоммуникаций"*	*член совета Партнерства*
2005 - наст. время	*ЗАО "Енисейтелеком"*	*председатель совета директоров*
2005 - наст. время	*ЗАО "Байкалвестком"*	*председатель совета директоров*

Доля в уставном капитале эмитента: *0,104*

Доля обыкновенных акций эмитента: *0,137*

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*

Доли в дочерних/зависимых обществах эмитента: *нет*

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

5.3. Сведения о размере вознаграждения, льгот и/или компенсации расходов по каждому органу управления эмитента.

Суммарный размер вознаграждений, выплаченных членам Совета директоров общества за 2005 финансовый год.

ЗАРАБОТНАЯ ПЛАТА (РУБ.): *4 366 973,00*

ПРЕМИИ (РУБ.): *2 158 864,00*

КОМИССИОННЫЕ (РУБ.): -

ВОЗНАГРАЖДЕНИЕ (РУБ.): *21 422 117,00*

ИНЫЕ ВЫПЛАТЫ (РУБ.): *200 000,00*

Итого (руб.): *28 147 954,00*

Сведения о существующих соглашениях относительно таких выплат в 2006 финансовом году:
На годовом Общем собрании акционеров ОАО «Сибирьтелеком», которое состоялось 19 июня 2006г., был рассмотрен вопрос определения размера вознаграждения членам Совета директоров Эмитента и принято следующее решение:
Утвердить нормативы (проценты) отчислений для расчета годового вознаграждения членов Совета директоров:
- 0,26 % (двадцать шесть сотых процента) от EBITDA Общества по данным бухгалтерской отчетности по МСФО за 2006 год;
- 0,78 % (семьдесят восемь сотых процента) от суммы чистой прибыли Общества, направляемой на выплату дивидендов по итогам 2006 года.

Суммарный размер вознаграждений, выплаченных членам Правления общества за 2005 финансовый год.

ЗАРАБОТНАЯ ПЛАТА (РУБ.): *10 563 985,00*

ПРЕМИИ (РУБ.): *6 311 325,00*

КОМИССИОННЫЕ (РУБ.): -

ВОЗНАГРАЖДЕНИЕ (РУБ.): *5 989 401,00*

ИНЫЕ ВЫПЛАТЫ (РУБ.): *461 000,00*

ИТОГО (РУБ.): *23 325 711,00*

Сведения о существующих соглашениях относительно таких выплат в 2006 финансовом году:
В соответствии с изменениями и дополнениями в Положение о Правлении ОАО «Сибирьтелеком», утвержденными на годовом общем собрании акционеров (протокол № 1 от 18.06.2004г.) размер и порядок определения вознаграждения, а также распределение его между членами Правления определяется решением Совета директоров Общества.

5.4. Сведения о структуре и компетенции органов контроля за финансово-хозяйственной деятельностью эмитента.

В соответствии со ст. 17 Устава ОАО "Сибирьтелеком" контроль за финансово-хозяйственной деятельностью Общества осуществляют следующие органы контроля:
- Ревизионная комиссия Общества (орган, избираемый на годовом собрании акционеров в количестве 5 человек);
- Департамент внутреннего аудита Общества.
В компетенцию Ревизионной комиссии входит:
- проверка достоверности данных, содержащихся в отчетах и иных финансовых документах Общества;
- выявление фактов нарушения установленных правовыми актами Российской Федерации порядка ведения бухгалтерского учета и представления финансовой отчетности;
- проверка соблюдения правовых норм при исчислении и уплате налогов;

- *выявление фактов нарушения правовых актов Российской Федерации, в соответствии с которыми Общество осуществляет финансово-хозяйственную деятельность;*
- оценка экономической целесообразности финансово-хозяйственных операций Общества.

Для обеспечения постоянного внутреннего контроля за порядком осуществления всех хозяйственных операций в Обществе создано специальное, не зависимое от исполнительных органов Общества, структурное подразделение – Департамент внутреннего аудита, деятельность которого контролируется непосредственно Советом директоров Общества.
В соответствии со ст. 17.3 Устава Общества, функции Департамента внутреннего аудита, порядок его деятельности, порядок назначения работников, предъявляемые к ним требования определены Положением о Департаменте внутреннего аудита, утвержденным решением Совета директоров Общества от 14 мая 2003 года.

Задачами департамента внутреннего аудита являются:
- *периодический контроль за соответствием совершенных в Обществе, его филиалах и структурных подразделениях финансовых и хозяйственных операций интересам Общества, защита активов Общества;*
- *независимая оценка и анализ финансового состояния Общества в целом, его филиалов и структурных подразделений;*
- *периодический контроль за выполнением Обществом, его филиалами и структурными подразделениями законодательных и других нормативных актов (включая внутренние положения), регулирующих их деятельность, а также решений Общего собрания акционеров Общества, Совета директоров Общества, единоличного и коллегиального исполнительных органов Общества;*
- *проверка бизнес-процессов Общества, оценка их эффективности и соответствия требованиям регламентирующих документов;*
- *контроль за сделками, в совершении которых имеется заинтересованность, подтверждение достоверности бухгалтерской отчетности и оперативной информации Общества, его филиалов и структурных подразделений;*
- *консультирование по вопросам финансового и налогового законодательства;*
- *взаимодействие с внешними аудиторами, представителями налоговых и других контролирующих органов.*

Общая организация работы департамента внутреннего аудита в Обществе возлагается на директора департамента внутреннего аудита.
Директор департамента внутреннего аудита назначается на должность и освобождается от должности Генеральным директором по согласованию с Советом директоров Общества.
Директор департамента внутреннего аудита действует в соответствии с заключенным с ним договором; по вопросам, связанным с осуществлением внутреннего аудита, подчиняется непосредственно Совету директоров Общества.

Сотрудники департамента внутреннего аудита, в своей профессиональной деятельности являются независимыми от исполнительных органов Общества и руководства тех филиалов и структурных подразделений, работа которых подвергается проверке, и должны руководствоваться только Конституцией Российской Федерации, положениями федеральных законов и других законодательных актов Российской Федерации, нормативных актов Общества по соответствующим направлениям деятельности Общества.
Департамент внутреннего аудита выполняет свою работу на основе годовых планов, утверждаемых Советом директоров Общества по представлению директора департамента внутреннего аудита.
Взаимодействие департамента внутреннего аудита и внешнего аудитора осуществляется в соответствии со стандартами аудиторской деятельности, утвержденными Правительством РФ.

Сведения о наличии внутреннего документа эмитента, устанавливающего правила по предотвращению использования служебной (инсайдерской) информации:
Положение о порядке использования информации о деятельности ОАО «Сибирьтелеком», о его ценных бумагах и сделках с ними, которая не является общедоступной и неправомерное использование или разглашение которой может оказать существенное влияние на рыночную стоимость ценных бумаг ОАО «Сибирьтелеком» утверждено решением Совета директоров

ОАО «Сибирьтелеком» (протокол № 30 от 16.06.2005г.). Текст данного Положение размещен на сайте эмитента по адресу http://www.sibirtelecom.ru/company/docs/pol_inside2005.rtf.

5.5. Информация о лицах, входящих в состав органов контроля за финансово-хозяйственной деятельностью эмитента.

Персональный состав ревизионной комиссии:

1. Воробьева Наталья Сергеевна

Год рождения: *1973*

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2001	***Министерство РФ по антимонопольной политике и поддержке предпринимательства***	***начальник отдела методологии департамента регулирования деятельности естественных монополий в области связи***
2002 – 2005	***ОАО "Московская городская телефонная сеть"***	***начальник отдела управления экономики и финансов***
2005 – наст. время	***ОАО "Связьинвест"***	***начальник отдела департамента экономической и тарифной политики***
2006 – наст. время	***ОАО "Сибирьтелеком"***	***член ревизионной комиссии***

Доля в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

2. Королева Ольга Григорьевна

Год рождения: *1950*

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2003	***ОАО "Связьинвест"***	***начальник отдела департамента бухгалтерского учета***
2003 – 2005	***ОАО "Связьинвест"***	***заместитель главного бухгалтера***
2005 – наст. время	***ОАО "Связьинвест"***	***главный бухгалтер***
2006 – наст. время	***ОАО "Сибирьтелеком"***	***председатель ревизионной комиссии***
2006 – наст. время	***ОАО "Уралсвязьинформ"***	***член совета директоров***

Доля в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: нет

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

3. Сельвич Елена Петровна

Год рождения: ***1968***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 - 2003	*ЗАО "Бест Керамикс"*	*заместитель генерального директора по экономике и финансам*
2003 – 2005	*ЗАО "Петербург Транзит Телеком"*	*финансовый директор*
2005 – 2006	*ОАО "Уралсвязьинформ"*	*член правления*
2005 – наст. время	*ОАО "Связьинвест"*	*директор департамента финансов*
2006 – наст. время	*ОАО "Сибирьтелеком"*	*член ревизионной комиссии*
2006 – наст. время	*ОАО "Ростелеком"*	*член совета директоров*
2006 – наст. время	*ОАО "Южная телекоммуникационная компания"*	*член совета директоров*
2006 – наст. время	*ОАО "ЦентрТелеком"*	*член совета директоров*

Доля в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: ***нет***

Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***

Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

4. Чарковский Вячеслав Юрьевич

Год рождения: ***1973***

Образование: ***высшее***

Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2003	*ЗАО "БДО ЮниконРУФ"*	*ведущий эксперт*
2003 – наст. время	*ОАО "Связьинвест"*	*главный специалист департамента бухгалтерского учета*
2005 – наст. время	*ОАО "Сибирьтелеком"*	*член ревизионной комиссии*

Доля в уставном капитале эмитента: ***нет***

Доля обыкновенных акций эмитента: ***нет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***

Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

Департамент внутреннего аудита.

1. ***Гроза Светлана Анатольевна***
Год рождения: *1969*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2003	*ОАО "Электросвязь" Новосибирской области*	*начальник отдела внутреннего аудита и контроля*
2003 - наст. время	*ОАО "Сибирьтелеком"*	*директор департамента внутреннего аудита*
2004 – 2005	*ОАО "Сибирьтелеком"*	*член ревизионной комиссии*
2004 – 2006	*ОАО "АК Мобилтелеком"*	*член ревизионной комиссии*
2004 – 2006	*ОАО "Алтайсвязь"*	*член ревизионной комиссии*
2004 – наст. время	*ЗАО "Байкалвестком",*	*член ревизионной комиссии*
2004 – наст. время	*ЗАО "Енисейтелеком"*	*член ревизионной комиссии*
2005 – наст. время	*ЗАО "Чита НЭТ"*	*член ревизионной комиссии*
2005 – наст. время	*ООО "Гипросвязь-Сибирь"*	*член ревизионной комиссии*

Доля в уставном капитале эмитента: *нет*
Доля обыкновенных акций эмитента: *нет*
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: *нет*
Доли в дочерних/зависимых обществах эмитента: *нет*
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: *нет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: *нет*
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: *нет*

2. ***Пушкина Татьяна Николаевна***
Год рождения: *1952*
Образование: *высшее*
Должности, занимаемые в эмитенте и других организациях за последние 5 лет и в настоящее время в хронологическом порядке, в том числе по совместительству:

Период	Организация	Должность
2001 – 2003	*ОАО "Электросвязь" Новосибирской области*	*ведущий специалист отдела внутреннего аудита и контроля*
2003 – 2005	*ОАО "Сибирьтелеком"*	*начальник отдела контроля и анализа отчетов департамента внутреннего аудита*
2004 – наст. время	*ЗАО "Стек Джи Эс Эм"*	*член ревизионной комиссии*

2005 – 2006	*ЗАО "Чита НЭТ"*	*член ревизионной комиссии*
2005 – наст. время	*ОАО "Сибирьтелеком"*	*начальник отдела внутреннего контроля*
2006– наст. время	*ОАО "АК Мобилтелеком"*	*член ревизионной комиссии*

Доля в уставном капитале эмитента: ***нет***
Доля обыкновенных акций эмитента: ***нет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам эмитента: ***нет***
Доли в дочерних/зависимых обществах эмитента: ***нет***
Доли обыкновенных акций в дочерних/зависимых обществах эмитента: ***нет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены в результате осуществления прав по опционам дочернего или зависимого общества эмитента: ***нет***
Характер любых родственных связей с иными лицами, входящими в состав органов управления эмитента и/или органов контроля за финансово – хозяйственной деятельностью эмитента: ***нет***

5.6. Сведения о размере вознаграждения, льгот и/или компенсации расходов по органу контроля за финансово-хозяйственной деятельностью эмитента.

Суммарный размер вознаграждений, выплаченных членам ревизионной комиссии общества за 2005 финансовый год:

Заработная плата (руб.)	-
Премии (руб.)	-
Комиссионные (руб.)	-
Иные выплаты (руб.)	-
Вознаграждение (руб.)	***3 175 055,00***
Всего (руб.):	***3 175 055,00***

Сведения о существующих соглашениях относительно таких выплат в 2006 финансовом году:

В соответствии с Положением о Ревизионной комиссии ОАО «Сибирьтелеком» членам Ревизионной комиссии в период исполнения ими своих обязанностей выплачивается ежеквартальное вознаграждение в размере 150 000 руб. каждому. Председателю Ревизионной комиссии ежеквартальное вознаграждение устанавливается с коэффициентом 1,3.

Вознаграждение лиц, входящих в состав департамента внутреннего аудита, выплачивается в соответствии со штатным расписанием и положением о премировании.

5.7. Данные о численности и обобщенные данные об образовании и о составе сотрудников (работников) эмитента, а также об изменении численности сотрудников (работников) эмитента.

В ежеквартальном отчете за 4 квартал данная информация не предоставляется.

5.8. Сведения о любых обязательствах эмитента перед сотрудниками (работниками), касающихся возможности их участия в уставном (складочном) капитале (паевом фонде) эмитента.

Сведения о соглашениях или обязательствах эмитента, касающиеся возможности участия сотрудников (работников) эмитента в его уставном капитале: ***не имеет место.***

Сведения о предоставлении или возможности предоставления сотрудникам (работникам) эмитента опционов эмитента: ***не имеет место.***

6.1. Сведения об общем количестве акционеров (участников) эмитента.

По состоянию на 31.12.2006г.:
Общее количество акционеров (участников): *17 518*
Общее количество номинальных держателей акций эмитента: *27*

6.2. Сведения об участниках (акционерах) эмитента, владеющих не менее чем 5 процентами его уставного капитала или не менее чем 5 процентами его обыкновенных акций, а также сведения об участниках (акционерах) таких лиц, владеющих не менее чем 20 процентами уставного капитала или не менее чем 20 процентами их обыкновенных акций.

По состоянию на 31.12.2006г.:
Акционеры эмитента, владеющие не менее чем 5 процентами уставного капитала эмитента или не менее чем 5 процентами обыкновенных акций эмитента:

1. Полное фирменное наименование: ***открытое акционерное общество "Инвестиционная компания связи"***
Сокращенное фирменное наименование: ***ОАО "Связьинвест"***
ИНН: ***7710158355***
Место нахождения: ***119121 г. Москва, ул. Плющиха, д.55 стр.2***
Доля в уставном капитале эмитента: ***38,23 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***50,67 %***

Акционеры, владеющие не менее чем 20 процентами уставного капитала данного лица или не менее чем 20 процентами его обыкновенных акций:

1.1. Полное фирменное наименование: ***общество с ограниченной ответственностью "Дойче Банк" (номинальный держатель)***
Сокращенное наименование: ***ООО "Дойче Банк"***
ИНН: ***7702216772***
Место нахождения: ***Россия, 129090, г. Москва, ул. Щепкина, д. 4***
Доля в уставном капитале акционера эмитента: ***25 % + 1 акция***
Доля обыкновенных акций акционера эмитента: ***25 % + 1 акция***
Доля в уставном капитале эмитента: ***0,12 %***
Доля обыкновенных акций эмитента: ***0,15 %***

1.2. Наименование: ***Российская Федерация в лице Федерального агентства по управлению федеральным имуществом***
Сокращенное наименование: ***Росимущество***
ИНН: ***7710542402***
Место нахождения: ***Россия, г. Москва, Никольский пер, д.9***
Доля в уставном капитале акционера эмитента: ***75 % - 1 акция***
Доля обыкновенных акций акционера эмитента: ***75 % - 1 акция***
Доля в уставном капитале эмитента: ***0 %***
Доля обыкновенных акций эмитента: ***0 %***

Номинальные держатели, владеющие не менее чем 5 процентами уставного капитала Эмитента или не менее чем 5 процентами обыкновенных акций Эмитента:

1. Полное фирменное наименование: *закрытое акционерное общество "Депозитарно-клиринговая компания" (номинальный держатель)*
Сокращенное фирменное наименование: *ЗАО* "*ДКК*"
ИНН: *7710021150*
Место нахождения: ***115162, г. Москва, ул. Шаболовка, д. 31, стр. Б***
Доля в уставном капитале эмитента: ***9,96 % (номинальный держатель)***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***6,09%***

2. Полное фирменное наименование: ***закрытое акционерное общество "ИНГ БАНК (Евразия)" (номинальный держатель)***
Сокращенное фирменное наименование: ***ЗАО "ИНГ БАНК (Евразия)*** "
ИНН: ***7712014310***
Место нахождения: ***г. Москва, ул. Красная Пресня, д.31***
Доля в уставном капитале эмитента: ***16,95 % (номинальный держатель)***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***19,75 %***

3. Полное фирменное наименование: ***закрытое акционерное общество "Ю БИ ЭС НОМИНИЗ" (номинальный держатель)***
Сокращенное фирменное наименование: ***ЗАО "Ю БИ ЭС НОМИНИЗ"***
ИНН: ***7711080038***
Место нахождения: ***115054, г. Москва, Павелецкая площадь, д. 2, стр. 2***
Доля в уставном капитале эмитента: ***6,09 % (номинальный держатель)***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***2,27 %***

4. Полное фирменное наименование: ***некоммерческое партнерство "Национальный депозитарный центр" (номинальный держатель)***
Сокращенное фирменное наименование: ***НП "НДЦ"***
ИНН: ***7706131216***
Место нахождения: ***125009, г. Москва, Средний Кисловский пер. д.1/13, стр. 4***
Доля в уставном капитале эмитента: ***11,08 % (номинальный держатель)***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***8,95 %***

6.3. Сведения о доле участия государства или муниципального образования в уставном капитале эмитента, наличии специального права ("золотой акции").

Доля уставного капитала эмитента, находящаяся в государственной (субъектов Российской Федерации), муниципальной собственности:
Вид собственности: ***субъектов РФ***
Доля: ***0,00007%***
Управляющий пакетом: ***Департамент по управлению государственной собственностью Томской области***
Место нахождения: ***634041, г. Томск, пр. Кирова, д. 51***

Вид собственности: ***муниципальная***
Доля: ***0,00015%***
Управляющий пакетом: ***Департамент земельных и имущественных отношений г. Новосибирска***
Место нахождения: ***630099, г. Новосибирск, ул. Красный проспект, д. 34***

Вид собственности: ***субъектов РФ***
Доля: ***0,000001%***
Управляющий пакетом: ***Комитет по управлению государственным имуществом Новосибирской области***
Место нахождения: ***630011, г. Новосибирск, ул. Красный проспект, д. 18***

Наличие специального права на участие Российской Федерации, субъектов Российской Федерации, муниципальных образований в управлении эмитентом ("золотой акции"): ***не предусмотрено.***

6.4. Сведения об ограничениях на участие в уставном (складочном) капитале (паевом фонде) эмитента.

Уставом Общества не предусмотрено ограничений на участие в уставном капитале Общества.

6.5. Сведения об изменениях в составе и размере участия акционеров (участников) эмитента, владеющих не менее чем 5 процентами его уставного (складочного) капитала (паевого фонда) или не менее чем 5 процентами его обыкновенных акций.

Лица, зарегистрированные в реестре общества и владевшие не менее чем 5 процентами уставного капитала или не менее чем 5 процентами обыкновенных акций общества:
Составы акционеров эмитента, владевших не менее чем 5 процентами уставного капитала эмитента, определенные на дату составления списка лиц, имевших право на участие в каждом общем собрании акционеров эмитента, проведенном за 5 последних завершенных финансовых лет, а также за последний отчетный квартал, по данным списка лиц, имевших право на участие в каждом из таких собраний.

2001 год:
Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - ***30.03.2001 г.***:

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи” ОАО “Связьинвест”	38,23	50,67

Дата составления списка акционеров, имеющих право участвовать во внеочередном общем собрании - ***02.11.2001 г.***:

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи” ОАО “Связьинвест”	38,23	50,67

2002 год:
Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - ***19.04.2002 г.***:

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи” ОАО “Связьинвест”	38,23	50,67

2003 год:
Дата составления списка акционеров, имеющих право участвовать во внеочередном общем собрании - ***25.12.2002 г.***:

	Полное и сокращенное фирменное наименование	Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи” ОАО “Связьинвест”	38,23	50,67

Дата составления списка акционеров, имеющих право участвовать во внеочередном общем собрании - *29.12.2002 г.*:

Полное и сокращенное фирменное наименование		Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи” ОАО “Связьинвест”	38,23	50,67

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - *30.04.2003 г.*:

Полное и сокращенное фирменное наименование		Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи”, ОАО “Связьинвест”	38,23	50,67
2.	STOTTER LIMITED STOTTER LTD.	5,03	3,53

2004 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - *30.04.2004 г.*:

Полное и сокращенное фирменное наименование		Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи”, ОАО “Связьинвест”	38,23	50,67
2.	JP MORGAN CHASE BANK	7,47	9,91

2005 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании - *05.05.2005 г.*:

Полное и сокращенное фирменное наименование		Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи”, ОАО “Связьинвест”	38,23	50,67
2.	JP MORGAN CHASE BANK	9,12	12,088

2006 год:

Дата составления списка акционеров, имеющих право участвовать в годовом общем собрании – **01.05.2006*г.*:**

Полное и сокращенное фирменное наименование		Доля в уставном капитале эмитента (%)	Доля обыкновенных акций эмитента (%)
1.	Открытое акционерное общество “Инвестиционная компания связи”, ОАО “Связьинвест”	38,23	50,67
2.	JP MORGAN CHASE BANK	10,48	13,89

6.6. Сведения о совершенных эмитентом сделках, в совершении которых имелась заинтересованность.

	4 квартал 2006г.
Общее количество сделок с заинтересованностью (одобренных), совершенных эмитентом *	4
Общий объем в денежном выражении сделок с заинтересованностью (одобренных), совершенных эмитентом, тыс. руб. (долл.США) *	22 314,75

сделки, заключенные Генеральной дирекцией и зарегистрированные в департаменте финансов (кроме сделок, заключаемых филиалами).

Сделок (групп взаимосвязанных сделок), цена каждой из которых составляет 5 и более процентов балансовой стоимости активов Эмитента, определенной по данным бухгалтерской отчетности на последнюю отчетную дату перед совершением сделки, совершенной Эмитентом за 4 квартал 2006 года, у Эмитента ***не было.***

Иных сделок с заинтересованностью в течение 4 квартала 2006 года не совершалось. Сделок (групп взаимосвязанных сделок), в совершении которых имелась заинтересованность и решение об одобрении которых советом директоров или общим собранием акционеров Эмитента не принималось в случаях, когда такое одобрение является обязательным в соответствии с законодательством РФ, у Эмитента за указанный период ***не было.***

6.7. Сведения о размере дебиторской задолженности.

В ежеквартальном отчете за 4 квартал данная информация не предоставляется.

VII. Бухгалтерская отчетность эмитента и иная финансовая информация.

7.1. Годовая бухгалтерская отчетность эмитента.

В ежеквартальном отчете за 4 квартал 2006 года данная информация не предоставляется.

7.2. Квартальная бухгалтерская отчетность эмитента за последний завершенный отчетный квартал.

В ежеквартальном отчете за 4 квартал 2006 года данная информация не предоставляется.

7.3. Сводная бухгалтерская отчетность эмитента за последний завершенный финансовый год.

В ежеквартальном отчете за 4 квартал 2006 года данная информация не предоставляется.

7.4. Сведения об учетной политике эмитента.

В 4 квартале 2006г. изменений в Учетную политику Эмитента на 2006г. внесено не было.

7.5. Сведения об общей сумме экспорта, а также о доле, которую составляет экспорт в общем объеме продаж.

Эмитент не осуществляет экспорт продукции (товаров, работ, услуг).

7.6. Сведения о стоимости недвижимого имущества эмитента и существенных изменениях, произошедших в составе имущества эмитента после даты окончания последнего завершенного финансового года.

Общая стоимость недвижимого имущества на 31.12.2006г. – ***2 172 390 413,02 руб.***
Величина начисленной амортизации на 31.12.2006г. – ***623 865 187,49 руб.***

Оценка недвижимого имущества в течение 12 месяцев до даты окончания отчетного квартала, ***не производилась.***

Изменений в составе недвижимого имущества Общества после даты окончания последнего завершенного финансового года до даты окончания отчетного квартала, балансовая стоимость которого превышала бы 5 процентов от балансовой стоимости активов Общества, ***не было.***

7.7. Сведения об участии эмитента в судебных процессах в случае, если такое участие может существенно отразиться на финансово - хозяйственной деятельности эмитента.

Сведения об участии эмитента в судебных процессах (с указанием наложенных на эмитента судебным органом санкциях) в случае, если такое участие может существенно отразиться на финансово-хозяйственной деятельности эмитента, в течение трех лет, предшествующих дате окончания отчетного квартала:

1. ***Судебный процесс по иску Потапкиной Е.П. к ОАО «Сибирьтелеком» о компенсации морального вреда в сумме 1 500 000 руб. В удовлетворении исковых требований отказано полностью. Данное решение обжаловано истцом в кассационном порядке в Верховный суд Республики Хакасия. Определением суда кассационной инстанции от 30 мая 2006г. решение суда первой инстанции оставлено без изменения. Сохраняется вероятность обжалования в надзорном порядке. (Хакасский филиал).***
2. ***Судебный процесс по иску ОАО «Сибирьтелеком» к Алтайскому краю в лице администрации Алтайского края и муниципальному образованию г. Барнаула в лице администрации г. Барнаула о возмещении недополученных доходов в связи с***

предоставлением льгот на сумму 6 371 734, 54 руб. Исковые требования были уменьшены до 5 825 403, 53 руб. Судом вынесено решение об отказе в удовлетворении исковых требований. Апелляционной инстанцией решение оставлено без изменений. Кассационной инстанцией дело направлено на новое рассмотрение. 03.10.2006г. судом вынесено решение о частичном удовлетворении исковых требований истца на сумму 4 825 890, 90 руб. Апелляционной инстанцией от 21.12.2006г. решение оставлено в силе (Алтайский филиал).

3. Судебный процесс по иску ОАО «Барнаульская горэлектросеть» к ОАО «Сибирьтелеком» о взыскании неосновательного обогащения в сумме 1 518 372 руб. Судом вынесено решение об удовлетворении исковых требований в полном объёме. Апелляционной инстанцией решение оставлено без изменений. Постановлением кассационной инстанции от 05.09.2006г. решение суда отменено и направлено на новое рассмотрение. Рассмотрение, назначенное на 09.01.2007г., отложено в связи с назначением экспертизы. (Алтайский филиал).
4. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ и Красноярскому краю в лице ГФУ Красноярского края о возмещении недополученных доходов в связи с предоставлением льгот на сумму 18 681 766, 51 руб. и 45 614, 86 руб. соответственно. Исковые требования удовлетворены в сумме 18 388 182, 95 руб. и 45 614, 86 руб. соответственно. Ответчиком подана апелляционная жалоба. Исковые требования на сумму 293 583, 56 руб. выделены в отдельное производство в связи с отсутствием ответов от Управления социальной защиты. (Красноярский филиал).
5. Судебный процесс по иску Жихарева В.Г. к ОАО «Сибирьтелеком» о восстановлении на работе, взыскании среднемесячного заработка за время вынужденного прогула и компенсации морального вреда в сумме 1 000 000 руб. Судебное заседание назначено на 05.02.2007г. (Красноярский филиал).
6. Судебный процесс по иску Жихарева В.Г. к ОАО «Сибирьтелеком» о снятии дисциплинарного взыскания, выплате премии и компенсации морального вреда в сумме 1 013 690 руб. На рассмотрении. (Красноярский филиал).
7. Судебный процесс по иску ОАО «Сибирьтелеком» к ИМНС России по Центральному району г. Красноярска о возврате излишне уплаченного налога на прибыль за 2002 год в сумме 1 162 064 руб. производство по делу прекращено в связи с отказом истца от иска. (Красноярский филиал).
8. Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 713 950, 00 руб. 05.07.2006г. исковые требования удовлетворены в полном объеме. Постановлением апелляционной инстанции от 13.09.2006г. решение оставлено без изменения. (Красноярский филиал).
9. Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 285 462, 50 руб. Решением суда от 23.10.2006г. исковые требования удовлетворены в полном объеме. (Красноярский филиал).
10. Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 285 462, 50 руб. Решением суда от 26.12.2006г. исковые требования удовлетворены в полном объеме. (Красноярский филиал).
11. Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 1 456 669, 27 руб. Решением суда от 21.11.2006г. исковые требования удовлетворены в полном объеме. (Красноярский филиал).
12. Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Ветеран» о взыскании дебиторской задолженности за пользование сетевыми ресурсами на сумму 6 314 420 руб. Решением суда от 26.09.2006 г. исковые требования удовлетворены. Апелляционной инстанцией от 07.12.2006г. решение оставлено в силе. (Красноярский филиал).
13. Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Фирма ЦТО Квант» о взыскании задолженности на сумму 2 065 439, 52 руб. Судом вынесено решение об отказе в удовлетворении исковых требований. 09.06.2006г. апелляционной инстанцией решение суда первой инстанции отменено, исковые требования удовлетворены в полном объеме. (Красноярский филиал).

14. Судебный процесс по иску ОАО «Сибирьтелеком» к ФГУП «Главный центр специальной связи» о взыскании неосновательного обогащения и процентов за пользование чужими средствами в размере 2 747 033, 6 руб. Определением от 29.08.2006г. производство по делу приостановлено. Постановлением апелляционной инстанции от 07.11.2006г. определение о приостановлении отменено. Рассмотрение назначено на 17.01.2007г. (Иркутский филиал).

15. Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Корпорация Северная корона» о взыскании задолженности за услуги связи в размере 4 249 699, 2 руб. Решением суда иск удовлетворен. Постановлением апелляционной инстанции решение изменено: взыскано 3 280 430 руб., «… в части иска 849 939, 84 руб. плюс 18% НДС следует отказать». Подано заявление в порядке ст.179 АПК РФ об исправлении арифметической ошибки - исключения слов из резолютивной части Постановления суда « плюс 18% НДС». 15.06.2006г. получена кассационная жалоба. Определением от 01.06.2006г. исправлена арифметическая ошибка в решении: «Взыскано 3 399 759, 36 руб.» Выдан новый исполнительный лист, предъявленный 27.06.2006г. 19.07.2006г. кассационная жалоба ответчика оставлена без удовлетворения. 19.07.2006г. сума долга полностью уплачена. (Иркутский филиал).

16. Судебный процесс по иску УМНС РФ по Иркутской области и УО БАО к ОАО «Сибирьтелеком» о взыскании штрафа в размере 5 181 000 руб., 3 080 долларов США, 78 507 японских иен. Решением суда от 17.07.2006г. взыскано 817 920 руб. (Иркутский филиал).

17. Судебный процесс по иску ОАО «Сибирьтелеком» к ГУ по ГО и ЧС по Иркутской области о взыскании долга по договору в размере 8 573 139 руб. Решением суда от 03.11.2005г. иск удовлетворен. 03.03.2006г. исполнительный лист из Кировского ОФССП г. Иркутска вернулся без исполнения, в связи с невозможностью взыскания. Заявлен иск к РФ в лице Министерства финансов в порядке привлечения к субсидиарной ответственности. Рассмотрение назначено на 05.10.2006г. Решением суда исковые требования удовлетворены. Постановлением суда апелляционной инстанции от 19.12.2006г. решение оставлено без изменения. (Иркутский филиал).

18. Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Сибстройкомплект» о взыскании вексельной суммы и издержек на совершение протеста векселей в неплатеже на сумму 1 272 600 руб. Решением суда от 25.04.2006г. исковые требования удовлетворены. 27.06.2006г. получен исполнительный лист, предъявленный 29.06.2006г. (Иркутский филиал).

19. Судебный процесс по заявлению ОАО «Сибирьтелеком» о признании незаконным решения УМНС РФ № 9 по Иркутской области о доначислении налога и пени в размере 1 172 977 руб. Постановлением суда кассационной инстанции дело направлено на новое рассмотрение в суд первой инстанции, в котором производство по делу приостановлено. Решением суда от 23.11.05г. решение признано незаконным в части 597 277 руб. (Иркутский филиал).

20. Судебный процесс по иску ФГУП «Российская телевизионная и радиовещательная сеть» к ОАО «Сибирьтелеком» о применении последствий недействительности ничтожной сделки приватизации в виде изъятия имущества двух космических станций «Орбита». Балансовая стоимость СКС «Орбита» в г. Иркутске составляет 800 000 руб. В удовлетворении исковых требований отказано. Судом кассационной инстанции дело направлено на новое рассмотрение. Решением от 13.10.05г. в иске отказано. (Иркутский филиал).

21. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 5 698 297 руб. Решением суда взыскана уточненная сумма 1 233 608 руб. 24.05.2006г. исполнительный лист направлен для исполнения. 22.06.2006г. возвращен на доработку. Вновь предъявлен 10.07.2006 г. 13.10.2006г. возвращен ввиду опечатки в исполнительном листе. 30.10.2006г. исправленный исполнительный лист предъявлен вновь. (Иркутский филиал).

22. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 2 527 555 руб. Решением суда взыскана уточненная сумма 2 146 584 руб. Исполнительный лист предъявлен для исполнения 29.05.2006г. 03.12.2006г. возвращен в связи с

несоответствием даты вступления в законную силу в решении и в исполнительном листе. 26.12.2006г. направлен повторно. (Иркутский филиал).

23. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 771 635 руб. Решением суда от 11.06.2006г. исковые требования удовлетворены. Ответчиком подана апелляционная жалоба. Постановлением суда апелляционной инстанции от 07.12.2006г. решение оставлено без изменения, жалоба без удовлетворения. (Иркутский филиал).
24. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 43 635 854, 52 руб. Решением суда от 25.12.2005г. исковые требования удовлетворены на сумму 43 382 854,52 руб. Исполнительный лист предъявлен 31.03.2006г. 24.08.2006г. направлен запрос в МФ о причинах неисполнения. 20.11.2006г. перечислена сумма 43 382 444, 86 руб. (Иркутский филиал).
25. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 069 879 руб. Решением суда от 01.06.2006г. исковые требования удовлетворены на сумму 929 260 руб. Ответчиком подана апелляционная жалоба. Постановлением суда апелляционной инстанции от 09.10.2006г. решение отменено, в удовлетворении иска отказано – ненадлежащий ответчик. Планируется подача искового заявления на сумму 929 260 руб. (Иркутский филиал).
26. Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «АТС-41» о взыскании задолженности по договору о межсетевом взаимодействии в сумме 6 545 110 руб. 21.11.2006 суд утвердил мировое соглашение, по которому ответчик обязался оплатить 867 937,95 руб. (Иркутский филиал).
27. Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Телеком Контакт» о взыскании задолженности по договору о межсетевом взаимодействии в сумме 1 523 790 руб. Решением суда от 16.10.2006г. в иске отказано. Постановлением апелляционной инстанции от 25.12.2006г. решение оставлено без изменения. (Иркутский филиал).
28. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 036 814 руб. Решением суда от 31.10.2005г. взыскано 989 849 руб., в части 46 741 руб. отказано. Постановлением апелляционной инстанции от 06.02.2006г. взыскано 1 036 590 руб. Постановлением кассационной инстанции от 21.03.2006 г. судебный акт оставлен без изменения. 23.03.2006г. получен исполнительный лист на сумму 1 036 590 руб. 03.04.2006г. направлен для исполнения. 25.05.2006г. возвращен ввиду ошибки. Исправленный исполнительный лист предъявлен вновь 06.09.2006г. (Иркутский филиал).
29. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 771 635 руб. Иск удовлетворен решением суда от 11.06.2006г. Постановлением суда апелляционной инстанции от 07.12.2006г. решение оставлено без изменения, жалоба без удовлетворения. (Иркутский филиал).
30. Судебный процесс по иску ФГУП «Главный Центр Спецсвязи» к ОАО «Сибирьтелеком» о признании недействительной ничтожной сделки приватизации в части включения в уставный капитал здания, применении последствий недействительности, о признании права федеральной собственности на здание в сумме более 3 000 000 руб. Решением суда от 29.11.2005г., оставленным без изменения постановлением апелляционной инстанции от 21.02.2006г., в иске отказано. Постановлением суда кассационной инстанции от 27.06.2006г. решение отменено, дело направлено на новое рассмотрение. Назначено на 15.01.2007г. (Иркутский филиал).
31. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ, о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 339 325, 11 руб. Решением суда иск удовлетворен частично. Апелляционной инстанцией жалоба оставлена без удовлетворения. Постановлением кассационной инстанции дело направлено на новое рассмотрение в апелляционной инстанции. Постановлением апелляционной инстанции от 07.08.2006г. решение суда оставлено без изменения. (Кемеровский филиал).
32. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ, в лице Министерства финансов РФ, о возмещении недополученных доходов в связи с предоставлением льгот на сумму

1 206 630, 25 руб. Решением суда исковые требования удовлетворены в полном объеме. Кассационной инстанцией направлено на новое рассмотрение. Решением суда от 13.07.2006г. взыскано 965 304, 20 руб. Постановлением кассационной инстанции от 02.11.2006г. судебные акты оставлены в силе. (Кемеровский филиал).

33. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Мобиком» о взыскании задолженности на сумму 6 621 687, 84 руб. Решением суда от 02.05.2006г. взыскано 7 220 185, 58 руб. Постановлением апелляционной инстанции от 03.07.2006г. решение оставлено без изменения. Постановлением суда кассационной инстанции от 02.11.2006г. решение оставлено в силе (Кемеровский филиал).*
34. *Судебный процесс по иску комитета по управлению муниципальным имуществом г. Кемерово к ОАО «Сибирьтелеком» о взыскании задолженности по договору аренды земельного участка в сумме 3 354 857, 29 руб. В стадии рассмотрения. (Кемеровский филиал).*
35. *Судебный процесс по иску комитета по управлению муниципальным имуществом г. Кемерово к ОАО «Сибирьтелеком» о взыскании задолженности по договору аренды земельного участка в сумме 3 657 993, 51 руб. В стадии рассмотрения. (Кемеровский филиал).*
36. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Связь-Сервис» о взыскании неосновательного обогащения в размере 5 381 653 руб. Судом вынесено решение о взыскании 127 922,14 руб., в остальной части задолженности отказано. 02.03.2006 г. судом вынесено определение о приостановлении производства по делу на сумму 4 760 498, 98 руб. 02.06.2006г. постановлением апелляционной инстанции решение оставлено без изменений, апелляционная жалоба – без удовлетворения. 02.08.2006г. вынесено определение о возобновлении производства по делу в размере 4 760 498, 98 руб. Постановлением кассационной инстанции от 31.10.2006г. решение суда в части отказа в оплате точек подключения отменено. Дело в этой части передано на новое рассмотрение. (Кемеровский филиал).*
37. *Судебный процесс по иску ЗАО «Связь-Сервис» к ОАО «Сибирьтелеком» - встречное исковое заявление о взыскании неосновательного обогащения на сумму 6 339 425, 34 руб. На рассмотрении. (Кемеровский филиал).*
38. *Судебный процесс по иску ЗАО «Связь-Сервис» к ОАО «Сибирьтелеком» - встречное исковое заявление о взыскании неосновательного обогащения на сумму 1 311 902, 75 руб. На рассмотрении. (Кемеровский филиал).*
39. *Судебный процесс по иску ЗАО «Связь-Сервис» к ОАО «Сибирьтелеком» о взыскании неосновательного обогащения на сумму 1 869 120 руб. Решением от 03.10.2006г. отказано в удовлетворении исковых требований. (Кемеровский филиал).*
40. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Вымпел-Коммуникации» о взыскании пени на сумму 3 533 812 руб. Решением суда от 09.10.2006г. взыскано 700 000 руб. неустойки. Постановлением апелляционной инстанции от 14.12.2006г. оставлено без изменений. (Кемеровский филиал).*
41. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «КузбассТелеком» о взыскании задолженности на сумму 2 265 439 руб. Решением суда от 11.10.2006г. исковые требования удовлетворены в полном объеме. (Кемеровский филиал).*
42. *Судебный процесс по иску управления по земельным ресурсам и землеустройству Администрации г. Новокузнецка к ОАО «Сибирьтелеком» о взыскании задолженности по арендной плате и пени на сумму 1 136 902, 45 руб. Решением суда отказано в удовлетворении исковых требований. (Кемеровский филиал).*
43. *Судебный процесс по иску управления по земельным ресурсам и землеустройству Администрации г. Новокузнецка к ОАО «Сибирьтелеком» о взыскании задолженности по арендной плате и пени на сумму 3 721 025, 04 руб. Решением суда отказано в удовлетворении исковых требований. (Кемеровский филиал).*
44. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Севтелеком» о взыскании задолженности на сумму 6 297 442, 80 руб. Решением суда исковые требования удовлетворены в полном объеме. (Кемеровский филиал).*
45. *Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Вымпел-Коммуникации» о взыскании пени на сумму 1 180 043, 4 руб. Взыскано 1 000 000 руб. (Кемеровский филиал).*
46. *Судебный процесс по иску управления по земельным ресурсам и землеустройству Администрации г. Новокузнецка к ОАО «Сибирьтелеком» о взыскании задолженности по*

арендной плате за землю на сумму 2 514 385, 55 руб. Решением суда отказано в удовлетворении исковых требований. (Кемеровский филиал).

47. *Судебный процесс по иску Администрации Тисульского района Кемеровской области к ОАО «Сибирьтелеком» о взыскании суммы неосновательного обогащения и процентов за пользование чужими денежными средствами на сумму 1 110 912 руб. Производство по делу прекращено в связи с отказом истца от иска. (Кемеровский филиал).*
48. *Судебный процесс по иску управления по земельным ресурсам и землеустройству Администрации г. Новокузнецка к ОАО «Сибирьтелеком» о взыскании задолженности по арендной плате на сумму 2 108 938, 85 руб. Производство по делу прекращено в связи с отказом истца от иска. (Кемеровский филиал).*
49. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Кузбасская сотовая связь» о взыскании задолженности по договору о межсетевом взаимодействии в размере 11 779 665 руб. 11.10.05г. вынесено решение в пользу ОАО «Сибирьтелеком». (Кемеровский филиал).*
50. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Кузбасская сотовая связь» о взыскании задолженности по договору о межсетевом взаимодействии в размере 8 846 339, 65 руб. 28.11.2006г. вынесено решение об удовлетворении иска в полном объеме. (Кемеровский филиал).*
51. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Мобиком-Новосибирск» о взыскании задолженности по договору о межсетевом взаимодействии в размере 3 446 358 руб. 27.10.05г. вынесено решение в пользу ОАО «Сибирьтелеком», 30.12.2006г в удовлетворении апелляционной жалобы отказано. Постановлением кассационной инстанции от 04.05.2006г. решение суда оставлено без изменений. (Кемеровский филиал).*
52. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «СТеК Джи Эс Эм» взыскании задолженности по договору о межсетевом взаимодействии в размере 9 514 942 руб. Определением от 30.01.2006г. утверждено мировое соглашение на сумму 7 365 755, 12 руб. (Кемеровский филиал).*
53. *Судебный процесс по иску ОАО «Сибирьтелеком» к УВД г. Новокузнецка о взыскании задолженности за услуги связи в размере 1 561 223 руб. Определением от 11.01.2006г. прекращено в связи с оплатой. (Кемеровский филиал).*
54. *Судебный процесс по иску ОАО «Сибирьтелеком» к ГУВД г. Прокопьевска о взыскании задолженности за услуги связи в размере 1 227 677 руб. Решением от 08.12.05г. во взыскании отказано в связи с добровольной оплатой задолженности. (Кемеровский филиал).*
55. *Судебный процесс по иску ОАО «Сибирьтелеком» к Управлению по делам ГО и ЧС Кемеровской области о возврате неосновательного обогащения в размере 1 880 098 руб. Исковые требования удовлетворены. (Кемеровский филиал).*
56. *Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «УгольТелекомНК» о взыскании задолженности на сумму 1 567 168 руб. Решением суда от 19.12.2006г. взыскано 991 129, 79 руб. Сумма уменьшена в связи с оплатой на 576 038, 21 руб. (Кемеровский филиал).*
57. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Кузнецкая коммерческая сеть» о взыскании задолженности на сумму 1 497 816 руб. На рассмотрении в первой инстанции. (Кемеровский филиал).*
58. *Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Южкузбассуголь» о взыскании задолженности в сумме 1 381 660, 1 руб. На рассмотрении. (Кемеровский филиал).*
59. *Судебный процесс по иску ОАО «Сибирьтелеком» к Новосибирской области в лице УФ и НП о возмещении недополученных доходов в связи с предоставлением льгот на сумму 14 116 566 руб. Решением суда исковые требования удовлетворены. Апелляционной инстанцией оставлено без изменений. Кассационной инстанцией направлено на новое рассмотрение. Решением суда от 18.07.2006г. взыскано 4 973 391, 45 руб. Добровольно оплачено 6 989 800, 17 руб. (Новосибирский филиал).*
60. *Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 17 173 862 руб. Решением суда исковые требования удовлетворены на сумму 14 489 580 руб. Постановлением апелляционной инстанции решение оставлено в силе в части взыскания 11 591 664 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. 27.06.2006г. решением суда взыскано 13 739 089, 6 руб. (Новосибирский филиал).*

61. Судебный процесс по иску ОАО «Сибирьтелеком» к Новосибирской области в лице УФ и НП о возмещении недополученных доходов в связи с предоставлением льгот на сумму 7 985 781 руб. Решением суда исковые требования удовлетворены. Апелляционной инстанцией оставлено без изменений. Кассационной инстанцией направлено на новое рассмотрение. Решением суда от 17.07.2006г. взыскано 1 100 907, 01 руб. Добровольно плачено 5 666 704, 38 руб. (Новосибирский филиал).

62. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 83 796 612 руб. Решением суда исковые требования удовлетворены на сумму 79 204 235 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. Решением суда от 07.08.2006г. взыскано 83 796 612, 44 руб. Постановлением кассационной инстанции от 14.12.2006г. дело направлено на новое рассмотрение. (Новосибирский филиал).

63. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 174 859 руб. Решением суда иск удовлетворен. Постановлением апелляционной инстанции решение изменено. Исковые требования удовлетворены на сумму 791 000 руб. Постановлением кассационной инстанции дело направлено на новое рассмотрение в части НДС. Решением от 18.09.2006г. в удовлетворении иска отказано. Постановлением апелляционной инстанции от 05.12.2006г. взыскано 979 049,89 руб. (Новосибирский филиал).

64. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 5 073 113 руб. Решением суда от 31.10.2006г. исковые требования удовлетворены в полном объеме. (Новосибирский филиал).

65. Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «ЦС и ТКСН» о взыскании задолженности в сумме 14 040 034 руб. Процедура банкротства. (Новосибирский филиал).

66. Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «ЦС и ТКСН» о взыскании задолженности в сумме 1 445 016 руб. Процедура банкротства. (Новосибирский филиал).

67. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 319 748 руб. Решением суда исковые требования удовлетворены на сумму 1 082 193 руб. (Новосибирский филиал).

68. Судебный процесс по иску ОАО «Сибирьтелеком» к Новосибирской области в лице УФ и НП о возмещении недополученных доходов в связи с предоставлением льгот на сумму 4 699 900 руб. Исковое заявление возращено. (Новосибирский филиал).

69. Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Цифровая сеть и телекоммуникационные системы НСО» о взыскании платы за точки подключения в сумме 6 542 188 руб. Исковые требования удовлетворены. Судом апелляционной инстанции решение суда первой инстанции оставлено без изменения. Постановлением кассационной инстанции от 18.10.05г. решение оставлено без изменения. Процедура банкротства. (Новосибирский филиал).

70. Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «КТС» о взыскании задолженности на сумму 1 792 911 руб. Определением от 13.03.2006г. прекращено производство по делу в связи с заключением мирового соглашения. (Новосибирский филиал).

71. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 10 268 553 руб. Решением суда иск удовлетворен, апелляционной инстанцией сумма изменена до 8 420 214 руб. (Новосибирский филиал).

72. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 282 136 руб. Исковое заявление возвращено. (Новосибирский филиал).

73. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 25 091 085 руб. Решением суда первой инстанции в удовлетворении отказано. Апелляционной инстанцией удовлетворено. Кассационной - дело направлено на новое рассмотрение. Решением суда взыскано 20 274 690 руб. (Новосибирский филиал).

74. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 1 625 420 руб. Решением суда взыскано 648 633 руб. Постановлением кассационной инстанции от 28.11.2006г. решение оставлено без изменения. (Новосибирский филиал).
75. Судебный процесс по иску ОАО «Сибирьтелеком» к ООО «Меркурий» о взыскании убытков на сумму 1 038 315, 05 руб. Решением суда от 14.11.2006г. иск удовлетворен в части взыскания задолженности 342 399 руб., штрафа 30 949, 16 руб. В остальной части производство по делу прекращено в связи с отказом истца от заявленных требований. (Омский филиал).
76. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 2 855 787, 53 руб. Решением суда от 08.08.2006г. иск удовлетворен в части взыскания 2 799 684, 30 руб. (Омский филиал).
77. Судебный процесс по иску ОАО «Сибирьтелеком» к Ситникову В.Б., Савченко А.С. о взыскании убытков в рамках уголовного дела по обвинению ответчиков в совершении преступления в сумме 9 417 020 руб. На рассмотрении. (Омский филиал).
78. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 43 141 192, 52 руб. Исковые требования удовлетворены 29.05.2006г. Постановлением апелляционной инстанции от 04.09.2006г. решение суда первой инстанции оставлено в силе. (Омский филиал).
79. Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Омская сотовая связь» о взыскании задолженности за услуги связи в размере 3 528 760 руб. Решением Арбитражного суда Омской области от 21.10.05г. иск удовлетворен в сумме 2 384 131 рублей. В остальной сумме отказано по причине уплаты ответчиком части задолженности на момент вынесения решения. (Омский филиал).
80. Судебный процесс по заявлению ОАО «Сибирьтелеком» к ЗАО «Омская сотовая связь» и ЗАО «Скай Линк» о взыскании солидарно задолженности по опротестованным в неплатеже простым векселям и расходов по совершению нотариальных действий в общей сумме 7 341 812 руб. Выдан судебный приказ о взыскании всей суммы. (Омский филиал).
81. Судебный процесс по иску ОАО «Сибирьтелеком» к ГУП «Омсктрансмаш» о взыскании задолженности за услуги связи в размере 1 899 032 руб. Решением от 12.12.05г. исковые требования удовлетворены. (Омский филиал).
82. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 32 629 022, 89 руб. Исковые требования удовлетворены 18.10.2005г. Постановлением апелляционной инстанции от 20.03.2006г. и постановлением кассационной инстанции от 08.08.2006г. решение суда первой инстанции оставлено в силе. (Омский филиал).
83. Судебный процесс по иску Арбитражного суда Томской области к ЗАО «ПФК «Томич» и ОАО «Сибирьтелеком» о признании сделки, заключенной между ответчиками, недействительной и применении последствий недействительности сделок. Цена иска 1 500 000 руб. Решением от 13.01.2005г. исковые требования удовлетворены. 31.05.2005г. апелляционной инстанцией решение суда первой инстанции оставлено в силе. Постановлением кассационной инстанции от 15.09.2005г. дело направлено на новое рассмотрение в первую инстанцию. 12.01.2006г. в удовлетворении иска отказано. Постановлением апелляционной инстанции от 20.03.2006г. решение суда от 12.01.2006г. оставлено в силе. 23.05.06г. ЗАО ПФК «Томич» подал кассационную жалобу. В удовлетворении отказано. Получен исполнительный лист. (Томский филиал).
84. Судебный процесс по иску ОАО «Сибирьтелеком» к РФ в лице Министерства финансов РФ о возмещении недополученных доходов в связи с предоставлением льгот на сумму 13 321 522 руб. 12.09.2005г. исковые требования удовлетворены. Кассационной инстанцией дело направлено на новое рассмотрение. Истцом сумма уменьшена до 10 923 648 руб. (минус НДС). Уточнена сумма до 11 289 425 руб. Решением суда от 14.12.2006г исковые требования удовлетворены в полном объеме. (Томский филиал).
85. Судебный процесс по иску Территориального управления Министерства имущественных отношений РФ по Томской области к ОАО «Сибирьтелеком» о признании сделки приватизации недействительной (в части). Решением суда отказано в удовлетворении иска, апелляцией оставлено без изменения. (Томский филиал).

86. Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Издательский дом «Томский вестник» о защите деловой репутации и взыскании морального вреда. Цена иска 5 010 000 руб. Заключено мировое соглашение. (Томский филиал).

87. Судебный процесс по иску Нагиной О.В. о компенсации морального вреда на сумму 1 390 000 000 руб. Отказано в удовлетворении исковых требований. (Томский филиал).

88. Судебный процесс по иску Нагиной О.В. о компенсации морального вреда на сумму 3 200 000 руб. Решением суда от 27.10.2006г в удовлетворении ска отказано. (Томский филиал).

89. Судебный процесс по иску ОАО «Сибирьтелеком» к ОАО «Связьпромстрой» о взыскании задолженности за услуги связи на сумму 2 071 139 руб. Решением суда от 16.11.2006г. исковые требования удовлетворены в полном объеме. (Хакасский филиал).

90. Судебный процесс по иску Министерства финансов РФ к ОАО «Сибирьтелеком», а также ВО «Машприборинторг», Внешэкономбанк СССР о взыскании 5 410 925, 69 евро. Рассмотрение назначено на 24.01.2007г.

91. Судебные процессы по двум искам ОАО «Сибирьтелеком» к ЗАО «Южно-Сибирская сотовая связь» о взыскании задолженности за услуги связи в сумме 3 295 019 руб. 17.10.2005г. постановлением апелляционной инстанции решение арбитражного суда АК от 13.07.2005г. о взыскании 4 715 222 руб., оставлено без изменений.

92. Судебный процесс по иску ОАО «Сибирьтелеком» к ЗАО «Эквант» о взыскании задолженности за услуги связи в размере 6 013 788 руб. Решением суда от 06.09.05г. в удовлетворении иска отказано.

VIII. Дополнительные сведения об эмитенте и о размещенных им эмиссионных ценных бумагах.

8.1. Дополнительные сведения об эмитенте.

8.1.1. Сведения о размере, структуре уставного капитала эмитента.

Размер Уставного капитала эмитента составляет *2 387 973 276, 45 рублей.*

Уставный капитал эмитента состоит из номинальной стоимости акций, выпущенных в бездокументарной форме и приобретенных акционерами:

1. Обыкновенные именные бездокументарные акции – *12 011 401 829 штук.*
   Номинальная стоимость каждой обыкновенной акции составляет *0,15 рублей.*
   Размер доли обыкновенных акций в уставном капитале эмитента составляет *75,45 %.*
2. Привилегированные именные бездокументарные акции типа А – *3 908 420 014 штук.*
   Номинальная стоимость каждой привилегированной акции типа А составляет *0,15 рублей.*
   Размер доли привилегированных акций в уставном капитале эмитента составляет *24,55 %.*

Категория (тип) акций, обращающихся за пределами Российской Федерации:

обыкновенные акции (в рамках Программы Американских депозитарных расписок (АДР) 1-го уровня)

Доля акций, обращающихся за пределами Российской Федерации, от общего количества акций соответствующей категории (типа):

Количество американских депозитарных акций, выпущенных в соответствии с депозитным соглашением с JP Morgan Chase Bank, по состоянию на 31.12.2006г. составляет 1 799 767 шт., представляющих соответственно 1 439 813 600 обыкновенных акций эмитента (коэффициент 1:800), или 11,99% от общего количества размещенных обыкновенных акций эмитента.

Наименование, место нахождения иностранного эмитента, ценные бумаги которого удостоверяют права в отношении акций соответствующей категории (типа):

Банк-депозитарий - JP Morgan Chase Bank (депозитное соглашение от 04.09.2001 г. (с изменениями и дополнениями от 09.11.2001 г.).

***JP Morgan Chase Bank,
ADR Department
Trinity Tower
9 Thomas More Street
London E1W 1YT
United Kingdom***

Краткое описание программы (типа программы) выпуска ценных бумаг иностранного эмитента, удостоверяющих права в отношении акций соответствующей категории (типа):

Программа выпуска АДР 1-го уровня:
АДР первого уровня выпускаются под ранее эмитированные и размещенные обыкновенные акции компании, не создают прироста капитала. АДР первого уровня имеют целью увеличить ликвидность, рыночную прозрачность и присутствие на международном рынке обеспечивающего их акционерного капитала, не предусматривает прохождение листинга.
Каждая американская депозитарная акция, подтвержденная АДР, дает право на получение 800 обыкновенных акций эмитента.

Сведения о получении разрешения Федеральной комиссии на допуск акций эмитента соответствующей категории (типа) к обращению за пределами Российской Федерации:

Распоряжением ФКЦБ России от 30 октября 2001 г. №1029-р разрешено обращение обыкновенных именных бездокументарных акций эмитента за пределами Российской Федерации в форме ценных бумаг иностранных эмитентов, выпускаемых в соответствии с

иностранным правом, и удостоверяющих права на обыкновенные именные бездокументарные акции эмитента:

- *номер государственной регистрации выпуска ценных бумаг, на который выдано разрешение ФКЦБ России: 1-05-00195-А;*
- *количество ценных бумаг, допущенных к обращению за пределами Российской Федерации: 1 980 704 000 шт.;*
- *общий объем эмиссионных ценных бумаг, допущенных к обращению за пределами Российской Федерации: 297 105 600 рублей.*

Распоряжением ФКЦБ России от 24 января 2003 г. №03-99/р разрешено обращение за пределами Российской Федерации десяти дополнительных выпусков обыкновенных именных бездокументарных акций эмитента в форме ценных бумаг иностранных эмитентов, выпускаемых в соответствии с иностранным правом, и удостоверяющих права на обыкновенные именные бездокументарные акции эмитента:

- *номера государственной регистрации выпусков ценных бумаг, на которые выдано разрешение ФКЦБ России: 1-06-00195-А, 1-07-00195-А, 1-08-00195-А, 1-09-00195-А, 1-10-00195-А, 1-11-00195-А, 1-12-00195-А, 1-13-00195-А, 1-14-00195-А, 1-15-00195-А;*
- *количество ценных бумаг, допущенных к обращению за пределами Российской Федерации: 6 067 629 959 шт.;*
- *общий объем эмиссионных ценных бумаг, допущенных к обращению за пределами Российской Федерации: 910 144 493,85 рублей.*

25 июля 2003 г. Распоряжением ФКЦБ России №03-1565/р в соответствии с Порядком объединения дополнительных выпусков эмиссионных ценных бумаг, утвержденным Постановлением ФКЦБ России от 01.04.2003 г., осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг эмитента, в результате которого государственные регистрационные номера (1-05-00195-А, 1-06-00195-А, 1-07-00195-А, 1-08-00195-А, 1-09-00195-А, 1-10-00195-А, 1-11-00195-А, 1-12-00195-А, 1-13-00195-А, 1-14-00195-А, 1-15-00195-А), присвоенные выпускам обыкновенных именных бездокументарных акций были аннулированы и указанным выпускам ценных бумаг присвоен государственный регистрационный номер 1-04-00195-А.

В соответствии с разъяснениями ФКЦБ России «О действительности ранее выданных разрешений на обращение акций акционерного общества за пределами Российской Федерации» (исх. №03-ДГ-04/16900 от 12.11.2003г.), полученными эмитентом, процедура объединения дополнительных выпусков эмиссионных ценных бумаг эмитента не влечет необходимости получения нового разрешения ФКЦБ России на указанное количество обыкновенных именных бездокументарных акций эмитента, обращающихся за пределами Российской Федерации, на которые ранее было получено разрешение ФКЦБ России.

Наименование иностранного организатора торговли, через которого обращаются ценные бумаги иностранного эмитента, удостоверяющие права в отношении иностранного эмитента, удостоверяющие права в отношении акций эмитента:
АДР первого уровня обращаются на внебиржевом рынке США (OTC), а также в сегменте Freiverkehr (внебиржевой рынок) Берлинской и Франкфуртской бирж.

Иные сведения об обращении акций эмитента за пределами Российской Федерации:
Дополнительная информация о программе АДР эмитента размещена на сайте: http://www.adr.com (код поиска – SBTLY).

8.1.2. Сведения об изменении размера уставного капитала эмитента.

Размер уставного капитала эмитента, руб.	Структура уставного капитала эмитента	Наименование органа управления эмитента, принявшего решение об изменении размера уставного капитала	Дата составления и номер протокола собрания (заседания) органа управления, на котором принято решение об изменении размера уставного капитала	Размер уставного капитала эмитента после изменения, руб.
2001 год				
291 258 000	Акции обыкновенные: 14 562 900 шт. (75% уставного капитала) Акции привилегированные: 4 854 300 шт. (25% уставного капитала)	Совет директоров	28.02.2001 г. № 10	535 324 065
2002 год				
535 324 065	Акции обыкновенные: 2 676 626 500 шт. (75% уставного капитала) Акции привилегированные: 892 200 600 шт. (25% уставного капитала)	Совет директоров	26.04.2002 г. № 15	2 387 973 276,45
2003 год				
2 387 973 276,45	Акции обыкновенные: 12 011 401 829 шт. (75,45%уставного капитала) Акции привилегированные: 3 908 420 014 шт. (24,55% уставного капитала)	-	-	Размер уставного капитала эмитента не изменялся.
2004 год				
2 387 973 276,45	Акции обыкновенные: 12 011 401 829 шт. (75,45% уставного капитала) Акции привилегированные: 3 908 420 014 шт. (24,55% уставного капитала)	-	-	Размер уставного капитала эмитента не изменялся.
2005 год				
2 387 973 276,45	Акции обыкновенные: 12 011 401 829 шт. (75,45% уставного капитала) Акции привилегированные: 3 908 420 014 шт. (24,55% уставного капитала)	-	-	Размер уставного капитала эмитента не изменялся.
2006 год				
2 387 973 276,45	Акции обыкновенные: 12 011 401 829 шт. (75,45% уставного капитала) Акции привилегированные: 3 908 420 014 шт. (24,55% уставного капитала)	-	-	Размер уставного капитала эмитента не изменялся.

8.1.3. Сведения о формировании и об использовании резервного фонда, а также иных фондов эмитента.

Сведения о фондах эмитента, формирующихся за счет его чистой прибыли за 5 последних завершенных финансовых лет, а также за 4 квартал 2006г.:
Резервный фонд:
В соответствии с требованиями ст. 35 Федерального закона РФ от 26.12.1995г. № 208-ФЗ "Об акционерных обществах", а также в соответствии с Уставом ОАО «Сибирьтелеком», резервный фонд создан и составляет 5% от величины уставного капитала Эмитента.

Год	**Размер фонда**		**Размер отчислений в фонд в течение года, тыс. руб.**	**Размер средств, использованных в течение года (тыс. руб.) и направления использования средств фонда**
	в денежном выражении, тыс. руб.*	**в % от уставного капитала**		
4 кв. 2006	119 399	5	-	Средства фонда не использовались.

Иные фонды эмитента, формирующиеся за счет его чистой прибыли:

Размер иных фондов учредительными документами Эмитента не устанавливается.

Иные фонды эмитента, формирующиеся за счет его чистой прибыли, отсутствуют.

8.1.4. Сведения о порядке созыва и проведения собрания (заседания) высшего органа управления эмитента.

Высшим органом управления Общества является общее собрание акционеров.
Общество обязано ежегодно проводить общее собрание акционеров (годовое общее собрание акционеров) не ранее чем через четыре месяца и не позднее чем через шесть месяцев после окончания финансового года Общества в очной форме. Проводимые помимо годового общие собрания акционеров являются внеочередными. Общее собрание акционеров не вправе рассматривать и принимать решения по вопросам, не отнесенным к его компетенции.
Сообщение о проведении общего собрания акционеров должно быть сделано не позднее, чем за 30 дней до даты его проведения.
В случае если предлагаемая повестка дня внеочередного общего собрания акционеров содержит вопрос об избрании Совета директоров Общества, сообщение о проведении внеочередного общего собрания акционеров должно быть сделано не позднее чем за 50 дней до даты его проведения.
В указанные сроки сообщение о проведении общего собрания акционеров должно быть направлено каждому лицу, указанному в списке лиц, имеющих право на участие в общем собрании акционеров, заказным письмом или вручено каждому из указанных лиц под роспись, либо опубликовано в печатном издании: "Российская газета".
Решение общего собрания акционеров по вопросу, поставленному на голосование, принимается большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании.
Внеочередное общее собрание акционеров проводится по решению Совета директоров на основании его собственной инициативы, требования Ревизионной комиссии Общества, аудитора Общества, а также акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества на дату предъявления требования. Созыв внеочередного общего собрания акционеров по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций общества, осуществляется Советом директоров общества.
Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, должно быть проведено в течение 40 дней с момента представления требования о проведении внеочередного общего собрания акционеров.
Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не

менее чем 10 процентов голосующих акций Общества, повестка дня которого содержит вопрос об избрании членов Совета директоров Общества, должно быть проведено в течение 70 дней с момента представления требования о проведении внеочередного общего собрания акционеров.

В случае, когда количество членов Советов директоров Общества становится менее количества, составляющего кворум для проведения заседаний Совета директоров Общества, внеочередное общее собрание акционеров, созываемое по решению Совета директоров Общества на основании его собственной инициативы для решения вопроса об избрании Совета директоров Общества, должно быть проведено в течение 70 дней с момента принятия решения о его проведении Советом директоров Общества.

При подготовке внеочередного общего собрания акционеров, повестка дня которого содержит вопрос об избрании Совета директоров Общества, акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе выдвинуть кандидатов в Совет директоров Общества, число которых не может превышать количественный состав Совета директоров, установленный Уставом. Такие предложения должны поступить в Общество не позднее чем за 30 дней до даты проведения внеочередного общего собрания акционеров.

В требовании о проведении внеочередного общего собрания акционеров должны быть сформулированы вопросы, подлежащие внесению в повестку дня собрания. В требовании о проведении внеочередного общего собрания акционеров могут содержаться формулировки решений по каждому из этих вопросов, а также предложение о форме проведения общего собрания акционеров.

В случае если требование о созыве внеочередного общего собрания акционеров исходит от акционера (акционеров), оно должно содержать имена (наименования) акционера (акционеров), требующих созыва такого собрания, и указание количества, категории (типа) принадлежащих им акций.

Требование о созыве внеочередного общего собрания акционеров подписывается лицом (лицами), требующими созыва внеочередного общего собрания акционеров.

Дата проведения общего собрания акционеров в соответствии с Уставом Общества определяется Советом директоров.

Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в органы управления и контроля Общества, избираемые общим собранием акционеров, а также выдвинуть кандидатов в Совет директоров Общества, Ревизионную комиссию Общества, число которых не может превышать количественный состав соответствующего органа, установленный Уставом. Такие предложения должны поступить в Общество в письменной форме с указанием имени (наименования) представивших их акционеров (акционера), количества и категории (типа) принадлежащих им акций и должны быть подписаны акционерами (акционером) не позднее чем через 60 дней после окончания финансового года.

Лицам, имеющим право на участие в общем собрании акционеров, в порядке и по адресу (адресам), указанным в сообщении о проведении общего собрания акционеров, предоставляется следующая информация (материалы):

- годовая бухгалтерская отчетность, в том числе заключение аудитора, заключение Ревизионной комиссии Общества по результатам проверки годовой бухгалтерской отчетности;
- сведения о кандидатах в Совет директоров Общества, Ревизионную комиссию Общества,
- проект изменений и дополнений, вносимых в Устав Общества, или проект Устава Общества в новой редакции,
- проекты внутренних документов Общества, проекты иных документов, принятие которых предусмотрено проектами решений общего собрания акционеров, проекты решений общего собрания акционеров,
- иная информация (материалы), необходимая для предоставления в соответствии с действующим законодательством, а также иная информация (материалы) для принятия решений по вопросам повестки дня общего собрания акционеров, включенная Советом директоров в перечень информации (материалов), предоставляемой акционерам при подготовке к проведению общего собрания акционеров.

8.1.5. Сведения о коммерческих организациях, в которых эмитент владеет не менее чем 5 процентами уставного (складочного) капитала (паевого фонда) либо не менее чем 5 процентами обыкновенных акций.

1. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Алтайская телекоммуникационная компания", ЗАО "Алтел"***
Место нахождения: ***г. Барнаул, ул. Ленина, 54В***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

2. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Енисейтелеком", ЗАО "ЕТК"***
Место нахождения: ***660020, г. Красноярск, ул. Качинская, 20***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

3. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Байкалвестком", ЗАО "БВК"***
Место нахождения: ***г. Иркутск, ул. 2-я Железнодорожная, 68***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

4. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Сотовый Телефон Кузбасса Джи Эс Эм", ЗАО "СТеК Джи Эс Эм"***
Место нахождения: ***г. Кемерово, пр. Советский, 61***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

5. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "ЧитаНЭТ", ЗАО "ЧитаНЭТ"***
Место нахождения: ***г. Чита, ул. Чайковского, 22***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

6. Полное и сокращенное фирменные наименования: ***открытое акционерное общество "Региональные Информационные Сети", ОАО "РИНЕТ"***
Место нахождения: ***630102, г. Новосибирск, ул. Кирова, 86, комн. 304А***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

7. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "АТС-32", ЗАО "АТС-32"***

Место нахождения: *г. Иркутск, ул. Мира, 94*
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

8. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "АТС-41", ЗАО "АТС-41"***
Место нахождения: ***665700, Иркутская область г.Братск, ул.Пионерская, 11А, стр. 1***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

9. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "Акционерная компания развития телефонной связи "Мобилтелеком", ОАО "АК Мобилтелеком"***
Место нахождения: ***г. Улан-Удэ, ул. Сухэ-Батора, 7***
Доля эмитента в уставном капитале юридического лица: ***90,09 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***90,09 %***
Доля данного лица в уставном капитале эмитента: ***0,000314 %***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***0,000416 %***

10. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "НГТС-Пэйдж", ОАО "НГТС-ПЭЙДЖ"***
Место нахождения: ***630078, г. Новосибирск, ул. Выставочная, 15/3***
Доля эмитента в уставном капитале юридического лица: ***72,7 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***72,7 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

11. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Регион-сеть", ЗАО "Регион-сеть"***
Место нахождения: ***630009, г. Новосибирск, ул. Добролюбова, 12***
Доля эмитента в уставном капитале юридического лица: ***66 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***66 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

12. Полное и сокращенное фирменные наименования: ***закрытое акционерное общество "Алтайская инвестиционная компания", ЗАО "Алтинком"***
Место нахождения: ***г. Барнаул, ул. Интернациональная, 74***
Доля эмитента в уставном капитале юридического лица: ***62,5 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***62,5 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

13. Полное и сокращенное фирменные наименования: ***закрытое акционерное общество "ТелеРосс-Новосибирск", ЗАО "ТелеРосс-Новосибирск"***
Место нахождения: ***630099, г. Новосибирск, ул. Ленина, 12***
Доля эмитента в уставном капитале юридического лица: ***50 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***50 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

14. Полное и сокращенное фирменные наименования: *Закрытое акционерное общество "Новоком", ЗАО "Новоком"*
Место нахождения: ***630099, г. Новосибирск, ул. Октябрьская, 17***
Доля эмитента в уставном капитале юридического лица: ***50 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***50 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

15. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "Иркутская расчетная палата", ОАО "ИРП"***
Место нахождения: ***г. Иркутск, пер. Богданова, 8***
Доля эмитента в уставном капитале юридического лица: ***34 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***34 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

16. Полное и сокращенное фирменные наименования: ***Открытое акционерное общество "Цифровая сеть и телекоммуникационные системы Новосибирской области", ОАО "ЦСиТКСН"***
Место нахождения: ***630099, г. Новосибирск, Красный проспект, 17***
Доля эмитента в уставном капитале юридического лица: ***30 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***30 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

17. Полное и сокращенное фирменные наименования: ***Общество с ограниченной ответственностью "Связьинвест-Медиа-Сибирь", ООО "СИМедиа-Сибирь"***
Место нахождения: ***Россия, г. Новосибирск, ул. М.Горького, 53***
Доля эмитента в уставном капитале юридического лица: ***25,01 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***25,01 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

18. Полное и сокращенное фирменные наименования: ***Общество с ограниченной ответственностью "Гипросвязь-Сибирь", ООО "Гипросвязь-Сибирь"***
Место нахождения: ***Россия, г. Новосибирск, ул. Выставочная, 15/3***
Доля эмитента в уставном капитале юридического лица: ***24 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***24 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

19. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество Российская документальная электросвязь "Ростелеграф", ЗАО "Ростелеграф"***
Место нахождения: ***103375, г. Москва, ул. Тверская, 7***
Доля эмитента в уставном капитале юридического лица: ***19,6 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***19,6 %***
Доля данного лица в уставном капитале эмитента: ***нет***
Доля принадлежащих данному лицу обыкновенных акций эмитента: ***нет***

20. Полное и сокращенное фирменные наименования: ***Закрытое акционерное общество "Коммуникационно- информационные технологии", ЗАО "КИТ"***
Место нахождения: ***г. Чита, улица Чайковского, 22***
Доля эмитента в уставном капитале юридического лица: ***19,16 %***
Доля принадлежащих эмитенту обыкновенных акций юридического лица: ***19,16 %***
Доля данного лица в уставном капитале эмитента: ***0,00002***

Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,00003*

21. Полное и сокращенное фирменные наименования: *Открытое акционерное общество "Информационные технологии связи", ОАО "Связьинтек"*
Место нахождения: *г.Москва, ул.Пречистенка, 38*
Доля эмитента в уставном капитале юридического лица: *11 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *11 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

22. Полное и сокращенное фирменные наименования: *Открытое акционерное общество "Локтелеком", ОАО "Локтелеком"*
Место нахождения: *г. Чита, улица Ленина, 107*
Доля эмитента в уставном капитале юридического лица: *7,46 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *7,46 %*
Доля данного лица в уставном капитале эмитента: *нет*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *нет*

23. Полное и сокращенное фирменные наименования: *Открытое акционерное общество "Русско-Итальянская Компания по Телефонизации", ОАО "РИКТ"*
Место нахождения: *Кемеровская область, г. Междуреченск, ул. Чехова, 9*
Доля эмитента в уставном капитале юридического лица: *5,03 %*
Доля принадлежащих эмитенту обыкновенных акций юридического лица: *5,03 %*
Доля данного лица в уставном капитале эмитента: *0,0027*
Доля принадлежащих данному лицу обыкновенных акций эмитента: *0,0016*

8.1.6. Сведения о существенных сделках, совершенных эмитентом.

Существенных сделок (группы взаимосвязанных сделок), размер обязательств по которым составляет 10 и более процентов балансовой стоимости активов эмитента по данным бухгалтерской отчетности за последний завершенный отчетный период *не было.*

8.1.7. Сведения о кредитных рейтингах эмитента.

Объект присвоения кредитного рейтинга:
Эмитент.

Значение кредитного рейтинга на 31.12.2006г.
(дата пересмотра кредитного рейтинга -12 декабря 2006г.):
Долгосрочный рейтинг дефолта эмитента в иностранной валюте: B+.
Краткосрочный рейтинг дефолта эмитента в иностранной валюте: B.
Прогноз рейтинга - стабильный.

История изменения значений кредитного рейтинга за 5 последних завершенных финансовых лет:

2001 год:
Дата присвоения кредитного рейтинга – 18 декабря 2001г.
Долгосрочный кредитный рейтинг в иностранной валюте B.
Краткосрочный кредитный рейтинг в иностранной валюте B.
Прогноз рейтинга - стабильный.

2002 год:
Долгосрочный кредитный рейтинг в иностранной валюте B.
Краткосрочный кредитный рейтинг в иностранной валюте B.
Прогноз рейтинга - стабильный.

2003 год:
Дата пересмотра кредитного рейтинга – 14 мая 2003г.

Долгосрочный кредитный рейтинг в иностранной валюте B+.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - позитивный.

2004 год:

Дата пересмотра кредитного рейтинга – 29 марта 2004г.
Долгосрочный кредитный рейтинг в иностранной валюте **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - позитивный.

2005 год:

Дата пересмотра кредитного рейтинга – 25 апреля 2005г.
Долгосрочный кредитный рейтинг в иностранной валюте **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - стабильный.

Дата пересмотра кредитного рейтинга – 2 декабря 2005г.
Долгосрочный кредитный рейтинг в иностранной валюте **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте **B**.
Прогноз рейтинга - стабильный.

2006 год:

Дата пересмотра кредитного рейтинга – 7 февраля 2006г.:
Долгосрочный кредитный рейтинг в иностранной валюте: **B+**.
Краткосрочный кредитный рейтинг в иностранной валюте: **B**.
Прогноз рейтинга - стабильный

Полное и сокращенное фирменные наименования, место нахождения организации, присвоившей кредитный рейтинг:

Fitch Ratings Ltd.
Eldon House
2 Eldon Street,
London EC2M 7UA
United Kingdom

Краткое описание методики присвоения кредитного рейтинга:

С 2001 года эмитенту присваивается кредитный рейтинг в иностранной валюте (соглашение с Fitch Rating Limited о присвоении кредитного рейтинга эмитенту). 6 февраля 2006 г. произошло изменение методологии присвоения кредитного рейтинга эмитента, наименование «кредитный рейтинг» изменилось на «рейтинг дефолта эмитента».

Рейтинг дефолта эмитента («РДЭ») является оценкой способности эмитента своевременно обслуживать свои долговые обязательства. Данный вид рейтингов призван обеспечить возможность сравнения эмитентов различных отраслей и стран. Так как краткосрочные и долгосрочные рейтинги обусловлены фундаментальными параметрами кредитоспособности, между ними прослеживается определенная взаимосвязь. Как правило, в ходе анализа Fitch учитывает операционные и финансовые показатели минимум за пятилетний период, а также прогнозные показатели деятельности эмитента. Одним из основных методов Fitch является сравнительный анализ, при котором оценивается устойчивость бизнеса эмитента и свойственные ему финансовые риски в сравнении с сопоставимыми компаниями. Кроме того, проводится анализ чувствительности с применением нескольких возможных сценариев развития событий. В ходе такого анализа оценивается способность эмитента адаптироваться к меняющимся условиям экономической среды. Ключевым рейтинговым фактором является финансовая гибкость, которая во многом зависит от способности эмитента генерировать свободные денежные средства от операционной деятельности.

Адрес страницы в сети Интернет, на котором в свободном доступе размещена методика присвоения рейтинга: http://www.fitchratings.ru/issuers/_sub/analitics/methodology/index.wbp.

Процесс присвоения РДЭ включает в себя следующие основные этапы:

• предоставление необходимых документов и материалов для проведения анализа компании (аудированная бухгалтерская отчетность, бизнес-план, план капитальных вложений, план стратегического развития, другие отчеты и меморандумы, подготовленные для инвесторов);
• посещение компании специалистами рейтингового агентства и проведение встреч с руководством компании;
• анализ предоставленных материалов;
• присвоение рейтинга;
• подготовка отчета, содержащего обоснование присвоенного рейтинга.

8.2 Сведения о каждой категории (типе) акций эмитента.

Категория: **акции обыкновенные**
Форма ценных бумаг: **именные бездокументарные**
Номинальная стоимость одной ценной бумаги выпуска: **0.15 руб.**

Количество размещенных ценных бумаг выпуска: **12 011 401 829 шт.**
Количество объявленных акций: **8 924 671 шт.**
Количество акций, находящихся на балансе общества: **0**

Дата регистрации: **25.07.2003**
Регистрационный номер: **1-04-00195-А**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**

Права, предоставляемые акциями данной категории их владельцам:

Права и обязанности акционеров - владельцев обыкновенных акций Общества изложены в статье 7 Устава Общества:

7.1. Каждая обыкновенная акция Общества предоставляет акционеру - ее владельцу одинаковый объем прав.
7.2. Каждый акционер - владелец обыкновенных акций Общества имеет право:
7.2.1. участвовать в общем собрании акционеров Общества в порядке, предусмотренном действующим законодательством Российской Федерации;
7.2.2. получать дивиденды в порядке, предусмотренном действующим законодательством Российской Федерации и Уставом, в случае их объявления Обществом;
7.2.3. получать часть имущества Общества, оставшуюся после его ликвидации, пропорционально числу имеющихся у него акций;
7.2.4. получать доступ к документам, предусмотренным п.1 ст.89 Федерального закона "Об акционерных обществах", в порядке, предусмотренном ст.91 указанного закона;
7.2.5. требовать у регистратора Общества подтверждения прав акционера на акции путем выдачи ему выписки из реестра акционеров Общества;
7.2.6. получать у регистратора Общества информацию о всех записях на его лицевом счете, а также иную информацию, предусмотренную правовыми актами Российской Федерации, устанавливающими порядок ведения реестра акционеров;
7.2.7. отчуждать принадлежащие ему акции без согласия других акционеров и Общества;
7.2.8. в случаях, предусмотренных действующим законодательством Российской Федерации, защищать в судебном порядке свои нарушенные гражданские права, в том числе требовать от Общества возмещения убытков;
7.2.9. требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации;
7.2.10. продать акции Обществу, в случае, если Обществом принято решение о приобретении данных акций;
7.2.11. требовать от Общества выписку из списка лиц, имеющих право на участие в Общем собрании акционеров, содержащую данные об акционере;
7.2.12. преимущественного приобретения размещаемых посредством открытой подписки дополнительных акций и эмиссионных ценных бумаг, конвертируемых в акции, в количестве пропорциональном количеству принадлежащих им акций.
7.3. Акционер, владеющий более 1 процентом голосующих акций Общества, вправе требовать у регистратора Общества информацию об имени (наименовании) зарегистрированных в реестре

акционеров владельцев акций и о количестве, категории и номинальной стоимости, принадлежащих им акций (Данная информация предоставляется без указания адресов акционеров).

7.4. Акционеры (акционер), владеющие в совокупности не менее чем 1 процентом размещенных обыкновенных акций Общества, вправе обратиться в суд с иском к члену Совета директоров Общества, единоличному исполнительному органу Общества, члену коллегиального исполнительного органа Общества, а равно к управляющей организации или управляющему о возмещении убытков, причиненных Обществу в результате виновных действий (бездействия) указанных лиц, если иные основания и размер ответственности не установлены федеральными законами.

7.5. Акционеры, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.

7.6. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в органы управления и контроля Общества, избираемые общим собранием акционеров. При подготовке внеочередного общего собрания акционеров с повесткой дня об избрании Совета директоров Общества указанные акционеры (акционер) вправе предложить кандидатов для избрания в Совет директоров Общества.

7.7. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе требовать у Совета директоров Общества созыва внеочередного общего собрания акционеров. В случае, если в течение установленного действующим законодательством Российской Федерации и Уставом срока Советом директоров Общества не принято решение о созыве внеочередного общего собрания акционеров или принято решение об отказе в его созыве, внеочередное собрание может быть созвано указанными акционерами (акционером).

7.8. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе во всякое время требовать проведения ревизии финансово-хозяйственной деятельности Общества.

7.9. Акционеры (акционер), имеющие в совокупности не менее 25 процентов голосующих акций Общества, имеют право доступа, а также имеют право на получение копий документов бухгалтерского учета и протоколов заседаний коллегиального исполнительного органа Общества.

7.10. Акционеры - владельцы обыкновенных акций Общества имеют иные права, предусмотренные действующим законодательством Российской Федерации, а также Уставом.

Категория: **акции привилегированные**
Тип: **А**
Форма ценных бумаг: **именные бездокументарные**
Номинальная стоимость одной ценной бумаги выпуска: **0.15 руб.**

Количество размещенных ценных бумаг выпуска: **3 908 420 014 шт.**
Количество объявленных акций: **2 980 586 шт.**
Количество акций, находящихся на балансе общества: **0**

Сведения о государственной регистрации выпуска:
Дата регистрации: **25.07.2003**
Регистрационный номер: **2-04-00195-А**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**

Права, предоставляемые акциями данной категории их владельцам:

Права и обязанности акционеров - владельцев привилегированных акций типа А изложены в ст. 8 Устава Общества:

8.1. Каждая привилегированная акция типа А Общества предоставляет акционеру - ее владельцу одинаковый объем прав.

8.2. Владельцы привилегированных акций типа А имеют право на получение ежегодного фиксированного дивиденда за исключением случаев, предусмотренных Уставом.

Общая сумма, выплачиваемая в качестве дивиденда по каждой привилегированной акции типа А, устанавливается в размере 10 процентов чистой прибыли Общества по итогам последнего финансового года, разделенной на число акций, которые составляют 25 процентов уставного капитала Общества. При этом, если сумма дивидендов, выплачиваемая Обществом по каждой обыкновенной акции в определенном году, превышает сумму, подлежащую выплате в качестве дивидендов по каждой привилегированной акции типа А, размер дивидендов, выплачиваемых по последним, должен быть увеличен до размера дивидендов, выплачиваемого по обыкновенным акциям.

8.3. Владельцы привилегированных акций типа А имеют право участвовать в общем собрании акционеров с правом голоса при решении вопросов о реорганизации и ликвидации Общества, а также по вопросу внесения дополнений и изменений в Устав Общества, в случае, когда данные изменения ограничивают права указанных акционеров.

8.4. Владельцы привилегированных акций типа А имеют право участвовать в общем собрании акционеров с правом голоса по всем вопросам повестки дня собрания в случае, когда собранием акционеров независимо от причин не было принято решение о выплате дивидендов или было принято решение о неполной выплате дивидендов по привилегированным акциям типа А. Данное право возникает у владельцев привилегированных акций типа А начиная с собрания, следующего за годовым собранием акционеров, на котором не было принято решение о выплате дивидендов, и прекращается с момента первой выплаты дивидендов по указанным акциям в полном размере.

8.5. Владельцы привилегированных акций типа А имеют права, предусмотренные п.7.2.3, п.7.2.4, п.7.2.5, п.7.2.6, п.7.2.7, п.7.2.8, п.7.2.10, п.7.2.11, п.7.2.12 Устава для владельцев обыкновенных акций Общества. Эти права предоставляются акционерам - владельцам привилегированных акций типа А, в том числе, в случае, когда данные акции не являются голосующими.

8.6. Владельцы привилегированных акций типа А имеют права, предусмотренные п.7.3, п.7.6, п.7.7, п.7.8, п.7.9 Устава в случае, когда привилегированные акции типа А имеют право голоса по всем вопросам компетенции общего собрания акционеров Общества.

8.7. Владельцы привилегированных акций типа А имеют право требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации.

8.8. Владельцы привилегированных акций типа А, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.

8.9. Акционеры - владельцы привилегированных акций типа А имеют иные права, предусмотренные действующим законодательством Российской Федерации, а также Уставом.

8.3. Сведения о предыдущих выпусках эмиссионных ценных бумаг эмитента, за исключением акций эмитента.

8.3.1. Сведения о выпусках, все ценные бумаги которых погашены (аннулированы).

Сведения об облигациях эмитента.

Порядковый номер выпуска: **1**
Серия: **А**
Тип: **процентные**
Форма ценных бумаг: **именные документарные**
Номинальная стоимость одной ценной бумаги выпуска: **0.5 руб.**

Количество ценных бумаг выпуска: **5 700 штук**
Объем выпуска ценных бумаг по номинальной стоимости: **2 850 рублей**

Сведения о государственной регистрации выпуска:
Дата регистрации: **4.10.1996**
Регистрационный номер: **51-2-11**
Орган, осуществивший государственную регистрацию: **Финансовые органы**

Способ размещения: **открытая подписка**
Период размещения: **с 18.11.1996 по 25.06.1997**
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: **5 628 штук**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **21.07.1997**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**

Период обращения облигаций выпуска: **с 18.11.1996 по 31.12.1998**

Доход по облигациям выпуска:
По облигациям займа доход выплачивается в виде процентов один раз в год.
На выплату доходов направляется 1% от совокупной номинальной стоимости поступивших в обращение облигаций.
Период погашения: **с 18.11.1996 по 30.01.1999**

Текущее состояние выпуска:
По состоянию на 30.12.98г. все облигации типа А погашены (аннулированы)
Основание для погашения ценных бумаг выпуска: исполнение обязательств по ценным бумагам.

Порядковый номер выпуска: **2**
Серия: **В**
Тип: **процентные**
Форма ценных бумаг: **именные документарные**
Номинальная стоимость одной ценной бумаги выпуска: **0.5 руб.**
Количество ценных бумаг выпуска: **300 штук**
Объем выпуска ценных бумаг по номинальной стоимости: **150 рублей**

Сведения о государственной регистрации выпуска:
Дата регистрации: **04.10.1996**
Регистрационный номер: **51-2-12**
Орган, осуществивший государственную регистрацию: **Финансовые органы**
Способ размещения: **открытая подписка**
Период размещения: **с 18.11.1996 по 25.06.1997**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **21.07.1997**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: **6 штук**

Период обращения облигаций выпуска: **с 18.11.1996 по 31.12.1998**

Доход по облигациям выпуска:
По облигациям займа доход выплачивается в виде процентов один раз в год.
На выплату доходов направляется 1% от совокупной номинальной стоимости поступивших в обращение облигаций.

Период погашения: **с 30.11.1998 по 31.12.1998**

Текущее состояние выпуска: **все ценные бумаги выпуска погашены (аннулированы)**

Основание для погашения ценных бумаг выпуска: исполнение обязательств по ценным бумагам.

Порядковый номер выпуска: **3**
Серия: **03**
Тип: **процентные**

Форма ценных бумаг: **документарные на предъявителя**
Номинальная стоимость одной ценной бумаги выпуска: **1000 руб.**
Количество ценных бумаг выпуска: **1 530 000 штук**
Объем выпуска ценных бумаг по номинальной стоимости: **1 530 000 000 рублей**

Сведения о государственной регистрации выпуска:
Дата регистрации: **27.06.2003**
Регистрационный номер: **4-03-00195-А**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**
Способ размещения: **открытая подписка**
Период размещения: **18.07.2003г. (один день)**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **19.08.2003**
Орган, осуществивший государственную регистрацию: **ФКЦБ России**
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: **1 530 000 штук**

Период обращения облигаций выпуска: **с 18.07.2003 по 14.07.2006**

Доход по облигациям выпуска:
Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 14,5 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 14,5%.

Период погашения: **14.07.2006 (один день)**

Текущее состояние выпуска: **все ценные бумаги выпуска погашены (аннулированы)**

Основание для погашения ценных бумаг выпуска: исполнение обязательств по ценным бумагам.

8.3.2. Сведения о выпусках, ценные бумаги которых находятся в обращении.

Порядковый номер выпуска: **4**
Серия: **04**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **13.04.2004**
Регистрационный номер: **4-04-00195-А**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **02.09.2004**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **2 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**
Объем выпуска ценных бумаг по номинальной стоимости: **2 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 04, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее

- "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.

Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., 1/13, стр. 4**
Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **4.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **с 08.07.2004г. по 30.07.2004г.**

Период обращения облигаций выпуска:
1092 (Одна тысяча девяносто два) дня с даты начала размещения Облигаций.
Период погашения: **1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций.**
Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Промсвязьбанк" (ЗАО), зарегистрированный по адресу: 107078, г. Москва, ул. Каланчевская, д.27, и находящийся по адресу: 109052, РФ, г. Москва, ул. Смирновская, д. 10, стр. 22 (далее - "Платежный агент"). Между Эмитентом и АКБ "Промсвяьбанк" (ЗАО) заключен договор "О платежном агенте".

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производится в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Предполагается, что номинальные держатели-депоненты НДЦ

уполномочены получать суммы от погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых в НДЦ сведений и несут все риски, связанные с непредставлением/несвоевременным предоставлением сведений.
Депонент НДЦ, не уполномоченный своими клиентами получать суммы погашения по Облигациям, не позднее, чем в пятый рабочий день до даты погашения Облигаций, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций.
Погашение Облигаций производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего шестому рабочему дню до даты погашения Облигаций (далее по тексту - "Дата составления Перечня владельцев и/или номинальных держателей Облигаций").
Исполнение обязательства по отношению к лицу, включенному в Перечень владельцев и/или номинальных держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления Перечня владельцев и/или номинальных держателей Облигаций.

Не позднее 2-х рабочих дней до даты погашения Облигаций Депозитарий предоставляет Эмитенту и Платёжному агенту Перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления Перечня владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям. В случае если Облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм погашения по Облигациям, указывается полное наименование номинального держателя.
В случае если Облигации не были переданы владельцем номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм погашения по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца – физического лица);

б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы погашения по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет.

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе, депоненты НДЦ, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных ими в НДЦ. В случае если указанные реквизиты не были своевременно предоставлены в НДЦ, выплата сумм погашения по Облигациям производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по погашению Облигаций производится на основании данных НДЦ.
Не позднее одного рабочего дня до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение сумм погашения по Облигациям.

В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, в пользу владельцев Облигаций.

В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.
Доход по облигациям выпуска:
Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 12,5 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 12,5%.

Порядок выплаты купонного (процентного) дохода:
Выплата купонного дохода по Облигациям производится Платёжным агентом по поручению Эмитента.
Если дата выплаты купонного дохода по Облигациям приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Выплата купонного дохода по Облигациям производится в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Предполагается, что номинальные держатели-депоненты НДЦ уполномочены получать суммы купонного дохода по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых в НДЦ сведений и несут все риски, связанные с непредоставлением / несвоевременным предоставлением сведений.
Депонент НДЦ, не уполномоченный своими клиентами получать суммы купонного дохода по Облигациям, не позднее, чем в пятый рабочий день до даты выплаты доходов по Облигациям, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций.
Выплата купонного дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего шестому рабочему дню до даты выплаты купонного дохода по Облигациям (далее по тексту - "Дата составления перечня владельцев и/или номинальных держателей Облигаций").
Исполнение обязательства по отношению к держателю Облигаций, включенному в перечень держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления Перечня владельцев и/или номинальных держателей Облигаций.

Не позднее 2-х рабочих дней до даты выплаты купонного дохода по Облигациям Депозитарий предоставляет Эмитенту и Платёжному агенту Перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления Перечня владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы купонного дохода по Облигациям.
В случае если Облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм купонного дохода по Облигациям, указывается полное наименование номинального держателя.
В случае если Облигации не были переданы владельцем номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм купонного дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - физического лица);

б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы купонного дохода по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы купонного дохода по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать суммы купонного дохода по Облигациям, а именно:

- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет.

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы купонного дохода по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе, депоненты НДЦ, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных ими в НДЦ. В случае если указанные реквизиты не были своевременно предоставлены в НДЦ, выплата купонного дохода по Облигациям производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по выплате купонного дохода по Облигациям производится на основании данных НДЦ.

Не позднее одного рабочего дня до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение сумм купонного дохода по Облигациям.

В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм купонного дохода по Облигациям, в пользу владельцев Облигаций.

В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Порядок выплаты купонного (процентного) дохода по второму - шестому купону Облигаций аналогичен порядку выплаты купонного (процентного) дохода по первому купону Облигаций.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:

Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих обязательств:

- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в соответствии с пунктами 9.3.-9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;

- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.

Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным

приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту. Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.

Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами ФКЦБ России.

Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, на условиях и в сроки, определенные Решением о выпуске ценных бумаг и Проспектом ценных бумаг.

Приобретение Облигаций означает заключение приобретателем Облигаций с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой, при этом письменная форма договора поручительства считается соблюденной.

С переходом прав на Облигацию с обеспечением к новому владельцу (приобретателю) переходят все права, вытекающие из такого обеспечения в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию.

Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 04 с обязательным централизованным хранением в количестве 2 000 000 (Два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (Два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (Двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций Поручитель и Эмитент отвечают перед Владельцами Облигаций солидарно.

Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п. 9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг.

Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п. 9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг.

Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

Порядковый номер выпуска: **5**
Серия: **05**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **12.04.2005**
Регистрационный номер: **4-05-00195-А**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **02.06.2005**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **3 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**

Объем выпуска ценных бумаг по номинальной стоимости: **3 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 05, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.

Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., 1/13, стр. 4**
Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **04.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **29.04.2005г. (один день)**

Период обращения облигаций выпуска:
1092 (Одна тысяча девяносто два) дня с даты начала размещения Облигаций.
Период погашения: 1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций. Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Связьбанк", зарегистрированный и находящийся по адресу: 125375, г. Москва, ул. Тверская, д.7 (далее - "Платежный агент").

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1092-й (одна тысяча девяносто второй) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это

государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций.
Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения по Облигациям.
Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы погашения по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты погашения Облигаций, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, перечисленных ниже в Списке владельцев и/или номинальных держателей Облигаций.

Не позднее 3 (Трех) рабочих дней до даты погашения Облигаций Депозитарий составляет и предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям (Ф.И.О. - для физического лица);
б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать суммы погашения по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;
е) налоговый статус лица, уполномоченного получать суммы погашения по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)
Не позднее, чем за 1 (Один) рабочий день до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, указанных в Списке владельцев и/или номинальных держателей Облигаций.
В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.

Доход по облигациям выпуска:
Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 9,2 %.
Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 9,2 %.
Порядок выплаты купонного (процентного) дохода:
Выплата доходов по Облигациям производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может, но не обязан, уполномочить держателя Облигаций - депонента Депозитария получать суммы от выплаты доходов по Облигациям. В том случае, если владелец Облигации не

уполномочил депонента Депозитария получать в его пользу суммы от выплаты доходов по Облигациям, выплата доходов по Облигациям производится непосредственно владельцу Облигаций.

Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы дохода по Облигациям. Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы дохода по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты выплаты дохода по Облигациям, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, указанные ниже в Списке владельцев и/или номинальных держателей Облигаций. Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего шестому рабочему дню до даты выплаты дохода по Облигациям.

Исполнение обязательства по отношению к владельцу, включенному в Список владельцев и/или номинальных держателей Облигаций для целей выплаты дохода, признается надлежащим, в том числе в случае отчуждения Облигаций после даты составления указанного Списка. Не позднее 3 (трех) рабочих дней до даты выплаты доходов по Облигациям Депозитарий предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы дохода по Облигациям. В случае если облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм дохода по Облигациям, указывается полное наименование номинального держателя.

В случае если Облигации не были переданы номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - для физического лица);

б) количество Облигаций, учитываемых на счете депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы дохода по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы дохода по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать суммы дохода по Облигациям, а именно:

- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы дохода по Облигациям;

е) налоговый статус лица, уполномоченного получать суммы дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты Депозитария, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредставления или несвоевременного предоставления в Депозитарий указанных реквизитов, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария. Эмитент в случаях, предусмотренных договором с Депозитарием, осуществляющим централизованное хранение, имеет право требовать подтверждения таких данных данными об учете прав на облигации. Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента. На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, включенных в Список владельцев и/или номинальных держателей Облигаций. В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм доходов по Облигациям, включенных в Список владельцев и/или номинальных держателей Облигаций. В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со

стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:
Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих обязательств:
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в соответствии с пунктами 9.3.-9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.
От имени Владельца Облигаций указанное требование может быть предъявлено номинальным держателем в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и на предъявление требования Поручителю.
Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту (далее – "Договор поручительства"). Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.
Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг (далее – «Эмиссионные документы») и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами федерального органа исполнительной власти по рынку ценных бумаг.
Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, установленном прошедшими государственную регистрацию Решением о выпуске ценных бумаг и Проспектом ценных бумаг (далее – "Эмиссионные документы").
Приобретение Облигаций означает заключение приобретателем с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой (далее – "Договор поручительства"). Договор поручительства считается заключенным с момента возникновения у первого владельца Облигаций прав на такие Облигации, при этом письменная форма Договора поручительства считается соблюденной.
С переходом прав на Облигацию к ее новому владельцу (приобретателю) переходят права по Договору поручительства, обеспечивающему исполнение обязательств по Облигациям, в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.
Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных неконвертируемых процентных Облигаций на предъявителя серии 05 с

обязательным централизованным хранением в количестве 3 000 000 (Трех миллионов) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.
Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 3 000 000 000 (Три миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 3 000 000 (Трем миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.
За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате номинальной стоимости Облигации при их погашении, а также выплате купонного дохода по Облигациям Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п. 9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг.
Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п. 9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг.
Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

Порядковый номер выпуска: **6**
Серия: **06**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **12.04.2005**
Регистрационный номер: **4-06-00195-А**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **03.11.2005**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **2 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**
Объем выпуска ценных бумаг по номинальной стоимости: **2 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 06, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.
Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., 1/13, стр. 4**
Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **04.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **22.09.2005г. (один день)**

Период обращения облигаций выпуска:
1820 (Одна тысяча восемьсот двадцать) дней с даты начала размещения Облигаций.
Период погашения: 1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций. Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:
Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Связьбанк", зарегистрированный и находящийся по адресу: 125375, г. Москва, ул. Тверская, д.7 (далее - "Платежный агент").

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций.
Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения по Облигациям.
Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы погашения по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты погашения Облигаций, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, перечисленных ниже в Списке владельцев и/или номинальных держателей Облигаций.

Не позднее 3 (Трех) рабочих дней до даты погашения Облигаций Депозитарий составляет и предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям (Ф.И.О. - для физического лица);
б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать суммы погашения по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям, а именно:

- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;

е) налоговый статус лица, уполномоченного получать суммы погашения по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Не позднее, чем за 1 (Один) рабочий день до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, указанных в Списке владельцев и/или номинальных держателей Облигаций.

В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, указанных в Списке владельцев и/или номинальных держателей Облигаций.

В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.

Доход по облигациям выпуска:

Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 7,85 %.

Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 7,85%.

Величина процентной ставки по 7 купону устанавливается Эмитентом после государственной регистрации Отчета об итогах выпуска ценных бумаг в числовом выражении в процентах годовых.

Расчёт суммы выплат по 7 купону в расчете на одну Облигацию производится по следующей формуле: $K7 = C7 * 1000 * (T7 – T6) / 365 / 100 \%$, где

K7 - сумма купонной выплаты по 7-му купону в расчете на одну Облигацию, в руб.;

C7 - размер процентной ставки 7-го купона, в процентах годовых;

T6 - дата начала 7-го купонного периода;

T7 - дата окончания 7-го купонного периода.

Величина процентной ставки по 8, 9, 10 купонам совпадает с величиной процентной ставки по 7 купону.

Порядок выплаты купонного (процентного) дохода:

Выплата доходов по Облигациям производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может, но не обязан, уполномочить держателя Облигаций - депонента Депозитария получать суммы от выплаты доходов по Облигациям. В том случае, если владелец Облигации не уполномочил депонента Депозитария получать в его пользу суммы от выплаты доходов по Облигациям, выплата доходов по Облигациям производится непосредственно владельцу Облигаций.

Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы дохода по Облигациям. Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы дохода по Облигациям, не позднее чем в 4 (Четвертый) рабочий день до даты выплаты дохода по Облигациям, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, указанные ниже в Списке владельцев и/или номинальных держателей Облигаций.

Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего шестому

рабочему дню до даты выплаты дохода по Облигациям.
Исполнение обязательства по отношению к владельцу, включенному в Список владельцев и/или номинальных держателей Облигаций для целей выплаты дохода, признается надлежащим, в том числе в случае отчуждения Облигаций после даты составления указанного Списка. Не позднее 3 (трех) рабочих дней до даты выплаты доходов по Облигациям Депозитарий предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы дохода по Облигациям. В случае если облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм дохода по Облигациям, указывается полное наименование номинального держателя.

В случае если Облигации не были переданы номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - для физического лица);

б) количество Облигаций, учитываемых на счете депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы дохода по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы дохода по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать суммы дохода по Облигациям, а именно:

- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы дохода по Облигациям;

е) налоговый статус лица, уполномоченного получать суммы дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты Депозитария, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредставления или несвоевременного предоставления в Депозитарий указанных реквизитов, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария. Эмитент в случаях, предусмотренных договором с Депозитарием, осуществляющим централизованное хранение, имеет право требовать подтверждения таких данных данными об учете прав на облигации. Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента. На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, включенных в Список владельцев и/или номинальных держателей Облигаций. В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм доходов по Облигациям, включенных в Список владельцев и/или номинальных держателей Облигаций. В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:

Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих обязательств:

- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в соответствии с пунктами 9.3.-9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.

От имени Владельца Облигаций указанное требование может быть предъявлено номинальным держателем в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и на предъявление требования Поручителю.

Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту (далее – "Договор поручительства"). Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.

Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг (далее – «Эмиссионные документы») и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами федерального органа исполнительной власти по рынку ценных бумаг.

Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, установленном прошедшими государственную регистрацию Решением о выпуске ценных бумаг и Проспектом ценных бумаг (далее – "Эмиссионные документы").

Приобретение Облигаций означает заключение приобретателем с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой (далее – "Договор поручительства"). Договор поручительства считается заключенным с момента возникновения у первого владельца Облигаций прав на такие Облигации, при этом письменная форма Договора поручительства считается соблюденной.

С переходом прав на Облигацию к ее новому владельцу (приобретателю) переходят права по Договору поручительства, обеспечивающему исполнение обязательств по Облигациям, в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных неконвертируемых процентных Облигаций на предъявителя серии 06 с обязательным централизованным хранением в количестве 2 000 000 (Двух миллионов) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (Двух миллиардов) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (Двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате номинальной стоимости Облигации при их погашении, а также выплате купонного дохода по Облигациям Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п. 9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг. Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п. 9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг. Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

Порядковый номер выпуска: **7**
Серия: **07**
Тип: **процентные**
Форма ценных бумаг: **документарные на предъявителя**

Сведения о государственной регистрации выпуска:
Дата регистрации: **27.04.2006**
Регистрационный номер: **4-07-00195-А**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: **06.07.2006**
Орган, осуществивший государственную регистрацию: **ФСФР России**

Количество ценных бумаг выпуска: **2 000 000 штук**
Номинальная стоимость одной ценной бумаги выпуска: **1 000 руб.**
Объем выпуска ценных бумаг по номинальной стоимости: **2 000 000 000 рублей**

Права владельца каждой облигации выпуска.
Облигации процентные документарные на предъявителя серии 07, с обязательным централизованным хранением далее по тексту именуются совокупно "Облигации" или "облигации выпуска", и по отдельности - "Облигация" или "облигация выпуска".

Облигации представляют собой прямые, безусловные обязательства ОАО "Сибирьтелеком" (далее - "Эмитент").

Владелец Облигаций имеет право на получение при погашении Облигаций номинальной стоимости Облигаций.

Владелец Облигаций имеет право на получение купонного дохода (процента от номинальной стоимости Облигаций) по окончании каждого купонного периода.
Владелец Облигаций имеет право требовать приобретения Облигаций Эмитентом в случаях и на условиях, предусмотренных Решением о выпуске Облигаций и Проспектом Облигаций.

Кроме перечисленных прав, Владелец Облигаций вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Предусмотрено обязательное централизованное хранение облигаций выпуска.

Депозитарий, осуществляющий централизованное хранение:
Полное наименование: **Некоммерческое партнёрство "Национальный депозитарный центр"**
Сокращенное наименование: **НДЦ**
Место нахождения: **г. Москва, Средний Кисловский пер., д. 1/13, стр. 4**
Номер лицензии: **№ 177-03431-000100**
Дата выдачи: **04.12.2000**
Срок действия лицензии: **без ограничения срока действия**
Лицензирующий орган: **ФКЦБ России**

Способ размещения: **открытая подписка**
Период размещения: **24.05.2006г. (один день)**
Порядок и условия размещения ценных бумаг:

Размещение Облигаций проводится путём заключения сделок купли-продажи Облигаций.

Сделки при размещении Облигаций заключаются с использованием Системы торгов Биржи путём удовлетворения адресных заявок на покупку Облигаций, поданных с использованием Системы торгов Биржи в соответствии с Правилами проведения торгов.

Размещение Облигаций осуществляется через посредника (Андеррайтера), которым является Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество), действующего от своего имени по поручению и за счёт Эмитента.

Торги при размещении Облигаций настоящего выпуска будут проводиться в форме Конкурса, а после подведения итогов Конкурса и удовлетворения заявок, поданных в ходе Конкурса, - путем заключения сделок на основании адресных заявок, выставляемых Участниками торгов Биржи в адрес Андеррайтера, удовлетворяющего их путем подачи встречной адресной заявки.

Заключение сделок по размещению Облигаций начинается после подведения итогов Конкурса и заканчивается в дату окончания размещения Облигаций выпуска.

Возможность преимущественного приобретения размещаемых ценных бумаг не предусмотрена.

Период обращения облигаций выпуска: 1 092 (Одна тысяча девяносто два) дня с даты начала размещения Облигаций.

Период погашения: 1 092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций. Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Условия и порядок погашения:

Погашение Облигаций производится платёжным агентом по поручению Эмитента. Функции платёжного агента при погашении Облигаций выполняет АКБ "Связьбанк", зарегистрированный и находящийся по адресу: 125375, г. Москва, ул. Тверская, д.7 (далее - "Платежный агент").

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в газете «Российская газета» – региональная вкладка «Российская газета – Вся Сибирь» в течение 5 (пяти) дней с даты совершения таких назначений либо их отмены. Данное сообщение также публикуется в «Приложении к Вестнику ФКЦБ России».

Облигации погашаются по номинальной стоимости в 1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций.

Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения по Облигациям. Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы погашения по Облигациям, не позднее чем в 5 (Пятый) рабочий день до даты погашения Облигаций, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, перечисленных ниже в Списке владельцев и/или номинальных держателей Облигаций.

Не позднее 3 (Трех) рабочих дней до даты погашения Облигаций Депозитарий составляет и предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям (Ф.И.О. - для физического лица);

б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать суммы погашения по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:

- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;

е) налоговый статус лица, уполномоченного получать суммы погашения по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Не позднее, чем за 1 (Один) рабочий день до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, указанных в Списке владельцев и/или номинальных держателей Облигаций.

В дату погашения Облигаций Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, указанных в Списке владельцев и/или номинальных держателей Облигаций.

В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Возможность досрочного погашения не предусмотрена.

Доход по облигациям выпуска:

Процентная ставка по первому купону определена путем проведения конкурса среди потенциальных покупателей Облигаций на дату начала размещения Облигаций и равна 8,65 %.

Процентная ставка по 2, 3, 4, 5, 6 купонам равна процентной ставке первого купона и равна 8,65%.

Порядок выплаты купонного (процентного) дохода:

Выплата доходов по Облигациям производятся в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может, но не обязан, уполномочить держателя Облигаций - депонента Депозитария получать суммы от выплаты доходов по Облигациям. В том случае, если владелец Облигации не уполномочил депонента Депозитария получать в его пользу суммы от выплаты доходов по Облигациям, выплата доходов по Облигациям производится непосредственно владельцу Облигаций.

Презюмируется, что номинальные держатели - депоненты Депозитария уполномочены получать суммы дохода по Облигациям. Депонент Депозитария и/или иное лицо, не уполномоченные своими клиентами получать суммы дохода по Облигациям, не позднее чем в 5 (Пятый) рабочий день до даты выплаты дохода по Облигациям, передают в Депозитарий перечень владельцев и/или номинальных держателей Облигаций, который должен содержать все реквизиты, указанные ниже в Списке владельцев и/или номинальных держателей Облигаций.

Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего шестому рабочему дню до даты выплаты дохода по Облигациям.

Исполнение обязательства по отношению к владельцу, включенному в Список владельцев и/или номинальных держателей Облигаций для целей выплаты дохода, признается надлежащим, в том числе в случае отчуждения Облигаций после даты составления указанного Списка.

Не позднее 3 (трех) рабочих дней до даты выплаты доходов по Облигациям Депозитарий предоставляет Эмитенту и/или Платёжному агенту Список владельцев и/или номинальных держателей Облигаций включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы дохода по Облигациям. В случае если облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм дохода по Облигациям, указывается полное

наименование номинального держателя.
В случае если Облигации не были переданы номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - для физического лица);
б) количество Облигаций, учитываемых на счете депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы дохода по Облигациям;
в) место нахождения и почтовый адрес лица, уполномоченного получать суммы дохода по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать суммы дохода по Облигациям, а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы дохода по Облигациям;
е) налоговый статус лица, уполномоченного получать суммы дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты Депозитария, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредставления или несвоевременного предоставления в Депозитарий указанных реквизитов, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария. Эмитент в случаях, предусмотренных договором с Депозитарием, осуществляющим централизованное хранение, имеет право требовать подтверждения таких данных данными об учете прав на облигации.
Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.
На основании Списка владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, включенных в Список владельцев и/или номинальных держателей Облигаций.
В дату выплаты купонного дохода по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм доходов по Облигациям, включенных в Список владельцев и/или номинальных держателей Облигаций.
В случае если одно лицо уполномочено на получение сумм купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

По Облигациям выпуска предусмотрено предоставление обеспечения в форме поручительства.

Права владельцев Облигаций, вытекающие из обеспечения по Облигациям:
Владельцы Облигаций (номинальные держатели - в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и предъявление требования к Поручителю) вправе предъявить к Поручителю письменное требование о выплате причитающихся им денежных средств по Облигациям в следующих случаях неисполнения или ненадлежащего исполнения Эмитентом своих обязательств:
- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций купонный доход в виде процентов к номинальной стоимости Облигаций в размере и в сроки, определенные в

соответствии с пунктами 9.3. 9.4. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг;

- Эмитент не выплатил или выплатил не в полном объеме владельцам Облигаций основную сумму долга в виде номинальной стоимости Облигаций при их погашении в срок, определенный в соответствии с пунктом 9.2. Решения о выпуске ценных бумаг и пунктом 9.1.2. Проспекта ценных бумаг.

От имени Владельца Облигаций указанное требование может быть предъявлено номинальным держателем в случае, если Облигации переданы Владельцем в номинальное держание и номинальный держатель уполномочен на получение суммы погашения/купонного дохода по Облигациям и на предъявление требования Поручителю.

Безотзывная Оферта о предоставлении обеспечения в виде поручительства для целей выпуска Облигаций (далее - Оферта) является публичной и адресована всем потенциальным приобретателям Облигаций и выражает волю Поручителя заключить договор о предоставлении поручительства для целей выпуска Облигаций с любым лицом, акцептовавшим Оферту (далее – “Договор поручительства”). Оферта не может быть отозвана в течение срока, установленного для акцепта Оферты.

Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Решении о выпуске ценных бумаг и Проспекте ценных бумаг (далее – «Эмиссионные документы») и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными правовыми актами федерального органа исполнительной власти по рынку ценных бумаг.

Акцепт Оферты производится путем приобретения одной или нескольких Облигаций в порядке, установленном прошедшими государственную регистрацию Решением о выпуске ценных бумаг и Проспектом ценных бумаг (далее – “Эмиссионные документы”).

Приобретение Облигаций означает заключение приобретателем с Поручителем договора поручительства, по которому Поручитель обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед владельцем Облигаций на условиях, установленных Офертой (далее – “Договор поручительства”). Договор поручительства считается заключенным с момента возникновения у первого владельца Облигаций прав на такие Облигации, при этом письменная форма Договора поручительства считается соблюденной.

С переходом прав на Облигацию к ее новому владельцу (приобретателю) переходят права по Договору поручительства, обеспечивающему исполнение обязательств по Облигациям, в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Обеспечение предоставляется Поручителем в отношении всех выпускаемых Эмитентом документарных неконвертируемых процентных Облигаций на предъявителя серии 07 с обязательным централизованным хранением в количестве 2 000 000 (Двух миллионов) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (Двух миллиардов) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (Двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате номинальной стоимости Облигации при их погашении, а также выплате купонного дохода по Облигациям Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по Облигациям настоящего выпуска описаны в п. 9.1.2. Проспекта ценных бумаг и п. 9.7. Решения о выпуске ценных бумаг.

Сведения об обеспечении исполнения обязательств по Облигациям выпуска содержатся в п. 9.1.2. Проспекта ценных бумаг и п. 12.2. Решения о выпуске ценных бумаг.

Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению.

8.3.3 Сведения о выпусках, обязательства эмитента по ценным бумагам которых не исполнены (дефолт).

Обязательства, которые эмитентом не исполнены или исполнены ненадлежащим образом (дефолт) **отсутствуют.**

8.4 Сведения о лице, предоставившем (предоставивших) обеспечение по облигациям.

Поручителем по выпуску облигаций серии 04 является:
Полное фирменное наименование: ***Закрытое акционерное общество «Енисейтелеком»***
Сокращенное фирменное наименование: ***ЗАО «ЕТК»***
Место нахождения: ***Российская Федерация, г. Красноярск, пр. Мира, 102***

Поручителем по выпуску облигаций серии 05, 06 и 07 является:
Полное фирменное наименование: ***Закрытое акционерное общество «Байкалвестком»***
Сокращенное наименование: ***ЗАО «БВК»***
Место нахождения: ***г. Иркутск, ул. 2-я Железнодорожная, 68***

8.5. Условия обеспечения исполнения обязательств по облигациям выпуска.

Серия 04:

Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 04 с обязательным централизованным хранением в количестве 2 000 000 (два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2003) составлял 9 981 119 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2003) составлял 627 933 000 рублей.

Серия 05:

Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 05 с обязательным централизованным хранением в количестве 3 000 000 (три миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 3 000 000 000 (три миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 3 000 000 (трем миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 10 808 201 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 772 317 000 рублей.

Серия 06:

Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 06 с обязательным централизованным хранением в количестве 2 000 000 (два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 10 808 201 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2004) составлял 772 317 000 рублей.

Серия 07:

Обеспечение предоставлено Поручителем в отношении всех выпущенных Эмитентом документарных неконвертируемых процентных облигаций на предъявителя серии 07 с обязательным централизованным хранением в количестве 2 000 000 (два миллиона) штук номинальной стоимостью 1 000 (одна тысяча) рублей каждая.

Предельный размер ответственности Поручителя по Обязательствам Эмитента, ограничен Предельной Суммой, состоящей из общей номинальной стоимости Облигаций в размере 2 000 000 000 (два миллиарда) рублей, а также суммы, составляющей совокупный купонный доход по 2 000 000 (двум миллионам) Облигаций, определяемый в соответствии с условиями Эмиссионных документов.

За неисполнение или ненадлежащее исполнение Эмитентом обязательств по выплате купонного дохода и номинальной стоимости Облигаций при их погашении Поручитель и Эмитент отвечают перед владельцами Облигаций солидарно.

Размер стоимости чистых активов Эмитента на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2005) составлял 11 209 898 000 рублей.

Размер стоимости чистых активов Поручителя на последнюю отчетную дату перед предоставлением поручительства (на 01.10.2005) составлял 1 312 663 000 рублей.

8.6. Сведения об организациях, осуществляющих учет прав на эмиссионные ценные бумаги эмитента.

Наименование: ***Открытое акционерное общество «Объединенная регистрационная компания», ОАО «ОРК»***
Место нахождения: ***Россия, г. Москва, ул. Пятницкая, 70***
Тел./Факс: ***(495) 933-42-21***
Адрес электронной почты: ***ork@ork-reestr.ru***
Номер лицензии: ***10-000-1-00314***
Дата выдачи: ***30.03.2004***
Срок действия: ***не установлен***
Орган, выдавший лицензию: ***ФКЦБ России***
Дата, с которой ведение реестра именных ценных бумаг эмитента осуществляется указанным регистратором: ***09.02.1998***

В обращении находятся документарные ценные бумаги с обязательным централизованным хранением (облигации), информация о которых содержится в п. 8.3.2.

8.7. Сведения о законодательных актах, регулирующих вопросы импорта и экспорта капитала, которые могут повлиять на выплату дивидендов, процентов и других платежей нерезидентам.

Вопросы импорта и экспорта капитала, которые могут повлиять на выплату дивидендов, процентов и других платежей нерезидентам, регулируются следующими нормативно-правовыми актами (в последних действующих редакциях):

1. *Федеральный Закон от 10.12.2003 N 173-ФЗ «О валютном регулировании и валютном контроле»*
2. *Налоговый кодекс Российской Федерации, ч.1, № 146-ФЗ от 31.07.1998*
3. *Налоговый кодекс Российской Федерации, ч.2, № 117-ФЗ от 05.08.2000*
4. *Федеральный Закон от 22.04.1996 N 39-ФЗ «О рынке ценных бумаг»*
5. *Федеральный Закон от 09.07.1999 N 160-ФЗ «Об иностранных инвестициях в Российской Федерации»*
6. *Федеральный Закон от 25.02.1999 N 39-ФЗ «Об инвестиционной деятельности в Российской Федерации, осуществляемой в форме капитальных вложений»*
7. *Федеральный Закон от 10.07.2002 N 86-ФЗ «О Центральном Банке Российской Федерации (Банке России)»А3.*
8. *Федеральный Закон от 07.08.2001 N 115-ФЗ «О противодействии легализации (отмыванию) доходов, полученных преступным путем, и финансированию терроризма»*
9. *Международные договоры Российской Федерации по вопросам избежания двойного налогообложения.*

8.8. Описание порядка налогообложения доходов по размещенным и размещаемым эмиссионным ценным бумагам эмитента.

Описание порядка налогообложения доходов по размещенным акциям эмитента.

I. НАЛОГООБЛОЖЕНИЕ ФИЗИЧЕСКИХ ЛИЦ.

Порядок и условия обложения физических лиц, являющихся налоговыми резидентами РФ, и физических лиц, не являющихся налоговыми резидентами РФ, но получающих доходы от источников в РФ, налогом на доходы физических лиц, рассчитываемые с учетом доходов, получаемых физическими лицами от реализации ценных бумаг, а также доходов в виде дивидендов, выплачиваемых по акциям российской организации – эмитента, содержатся в главе 23 Налогового кодекса РФ «Налог на доходы физических лиц».

Статья 208 НК РФ устанавливает, что к доходам от источников в Российской Федерации, в частности, относятся дивиденды полученные от российской организации, а также доходы от реализации в Российской Федерации акций организаций.

Порядок определения налоговой базы установлен статьей 210 НК РФ:

(а) Для доходов, в отношении которых предусмотрена налоговая ставка, установленная пунктом 1 статьи 224 НК РФ, налоговая база определяется как денежное выражение таких доходов, подлежащих налогообложению, уменьшенных на сумму налоговых вычетов, предусмотренных статьями 218 - 221 НК РФ (пункт 3 статьи 210 НК РФ).

Если сумма налоговых вычетов в налоговом периоде окажется больше суммы доходов, в отношении которых предусмотрена налоговая ставка, установленная пунктом 1 статьи 224 НК РФ, подлежащих налогообложению, за этот же налоговый период, то применительно к этому налоговому периоду налоговая база принимается равной нулю. На следующий налоговый период разница между суммой налоговых вычетов в этом налоговом периоде и суммой доходов, в отношении которых предусмотрена налоговая ставка, установленная пунктом 1 статьи 224 НК РФ, подлежащих налогообложению, не переносится, если иное не предусмотрено главой 23 НК РФ.

(б) Для доходов, в отношении которых предусмотрены иные налоговые ставки (в т. ч. предусмотренные пунктом 3 статьи НК РФ ставки для доходов нерезидентов и предусмотренные пунктом 4 статьи НК РФ ставки для доходов в виде дивидендов), налоговая база определяется как денежное выражение таких доходов, подлежащих налогообложению (пункт 4 статьи 210 НК РФ). При этом налоговые вычеты, предусмотренные статьями 218 - 221 НК РФ, не применяются.

В соответствии со статьей 225 НК РФ:

(а) сумма налога при определении налоговой базы в соответствии с пунктом 3 статьи 210 НК РФ исчисляется как соответствующая налоговой ставке, установленной пунктом 1 статьи 224 НК РФ, процентная доля налоговой базы.

(б) сумма налога при определении налоговой базы в соответствии с пунктом 4 статьи 210 НК РФ исчисляется как соответствующая налоговой ставке процентная доля налоговой базы.

Общая сумма налога представляет собой сумму, полученную в результате сложения сумм налога, исчисленных в соответствии с пунктами (а) и (б).

Общая сумма налога исчисляется по итогам налогового периода применительно ко всем доходам налогоплательщика, дата получения которых относится к соответствующему налоговому периоду.

Сумма налога определяется в полных рублях. Сумма налога менее 50 копеек отбрасывается, а 50 копеек и более округляются до полного рубля.

Согласно статье 212 НК РФ материальная выгода, полученная от приобретения ценных бумаг признается доходом налогоплательщика, полученным в виде материальной выгоды, и налоговая база определяется как превышение рыночной стоимости ценных бумаг, определяемой с учетом предельной границы колебаний рыночной цены ценных бумаг, над суммой фактических расходов налогоплательщика на их приобретение (порядок определения рыночной цены ценных бумаг и предельной границы колебаний рыночной цены ценных бумаг устанавливается федеральным органом, осуществляющим регулирование рынка ценных бумаг).

Статья 214 НК РФ устанавливает особенности уплаты налога на доходы физических лиц в отношении доходов от долевого участия в организации, полученных в виде дивидендов от российских организаций: организация, являющаяся источником дохода налогоплательщика, полученного в виде дивидендов, признается налоговым агентом и определяет сумму налога отдельно по каждому налогоплательщику применительно к каждой выплате указанных доходов по ставке, предусмотренной пунктом 4 статьи 224 НК РФ, в порядке, предусмотренном статьей 275 НК РФ.

Особенности определения налоговой базы, исчисления и уплаты налога на доходы по операциям с ценными бумагами и операциям с финансовыми инструментами срочных сделок, базисным активом по которым являются ценные бумаги, устанавливаются статьей 214.1. НК РФ:

1. При определении налоговой базы по доходам по операциям с ценными бумагами учитываются доходы, полученные по следующим операциям:

- *купли-продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг;*
- *купли-продажи ценных бумаг, не обращающихся на организованном рынке ценных бумаг;*
- *с ценными бумагами, осуществляемым доверительным управляющим (за исключением управляющей компании, осуществляющей доверительное управление имуществом, составляющим паевой инвестиционный фонд) в пользу учредителя доверительного управления (выгодоприобретателя), являющегося физическим лицом.*

2. Налоговая база по каждой операции, указанной в пункте 1 статьи 214.1. НК РФ.

3. Доход (убыток) по операциям купли-продажи ценных бумаг определяется как сумма доходов по совокупности сделок с ценными бумагами соответствующей категории, совершенных в течение налогового периода, за вычетом суммы убытков.

Доход (убыток) по операциям купли-продажи ценных бумаг определяется как разница между суммами доходов, полученными от реализации ценных бумаг, и документально подтвержденными расходами на приобретение, реализацию и хранение ценных бумаг, фактически произведенными налогоплательщиком (включая расходы, возмещаемые профессиональному участнику рынка ценных бумаг), либо имущественными вычетами, принимаемыми в уменьшение доходов от сделки купли-продажи в порядке, предусмотренном настоящим пунктом.

К указанным расходам относятся:

- *суммы, уплачиваемые продавцу в соответствии с договором;*
- *оплата услуг, оказываемых депозитарием;*
- *комиссионные отчисления профессиональным участникам рынка ценных бумаг;*
- *биржевой сбор (комиссия);*
- *оплата услуг регистратора;*

- другие расходы, непосредственно связанные с куплей, продажей и хранением ценных бумаг, произведенные за услуги, оказываемые профессиональными участниками рынка ценных бумаг в рамках их профессиональной деятельности.

Если налогоплательщиком были приобретены в собственность (в том числе получены на безвозмездной основе или с частичной оплатой) ценные бумаги, при налогообложении доходов по операциям купли-продажи ценных бумаг в качестве документально подтвержденных расходов на приобретение (получение) этих ценных бумаг учитываются также суммы, с которых был исчислен и уплачен налог при приобретении (получении) данных ценных бумаг.

Доход (убыток) по операциям купли-продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг, уменьшается (увеличивается) на сумму процентов, уплаченных за пользование денежными средствами, привлеченными для совершения сделки купли-продажи ценных бумаг, в пределах сумм, рассчитанных исходя из действующей ставки рефинансирования Центрального банка Российской Федерации.

По операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг (допущенными к обращению у организаторов торговли, имеющих лицензию федерального органа, осуществляющего регулирование рынка ценных бумаг), размер убытка определяется с учетом предельной границы колебаний рыночной цены ценных бумаг.

Под рыночной котировкой ценной бумаги в целях главы 23 НК РФ понимается средневзвешенная цена ценной бумаги по сделкам, совершенным в течение торгового дня через организатора торговли. Если по одной и той же ценной бумаге сделки совершались через двух и более организаторов торговли, налогоплательщик вправе самостоятельно выбрать рыночную котировку ценной бумаги, сложившуюся у одного из организаторов торговли. В случае, если средневзвешенная цена организатором торговли не рассчитывается, в целях главы 23 НК РФ за средневзвешенную цену принимается половина суммы максимальной и минимальной цен сделок, совершенных в течение торгового дня через этого организатора торговли.

Если расходы налогоплательщика на приобретение, реализацию и хранение ценных бумаг не могут быть отнесены непосредственно к расходам на приобретение, реализацию и хранение конкретных ценных бумаг, указанные расходы распределяются пропорционально стоимостной оценке ценных бумаг, на долю которых относятся указанные расходы. Стоимостная оценка ценных бумаг определяется на дату осуществления этих расходов.

В случае, если расходы налогоплательщика не могут быть подтверждены документально, он вправе воспользоваться имущественным налоговым вычетом, предусмотренным абзацем первым подпункта 1 пункта 1 статьи 220 НК РФ.

Имущественный налоговый вычет или вычет в размере фактически произведенных и документально подтвержденных расходов предоставляется налогоплательщику при расчете и уплате налога в бюджет у источника выплаты дохода (брокера, доверительного управляющего или у иного лица, совершающего операции по договору поручения или по иному подобному договору в пользу налогоплательщика) либо по окончании налогового периода при подаче налоговой декларации в налоговый орган.

Если расчет и уплата налога производятся источником выплаты дохода (брокером, доверительным управляющим или иным лицом, совершающим операции по договору поручения или по иному подобному договору в пользу налогоплательщика) в налоговом периоде, имущественный налоговый вычет предоставляется источником выплаты дохода с возможностью последующего перерасчета по окончании налогового периода при подаче налоговой декларации в налоговый орган.

При наличии нескольких источников выплаты дохода имущественный налоговый вычет предоставляется только у одного источника выплаты дохода по выбору налогоплательщика.

4. Налоговая база по операциям купли-продажи ценных бумаг определяется как доход, полученный по результатам налогового периода по операциям с ценными бумагами.

Убыток по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, полученный по результатам указанных операций, совершенных в налоговом периоде, уменьшает налоговую базу по операциям купли-продажи ценных бумаг данной категории.

Доход по операциям купли-продажи ценных бумаг, не обращающихся на организованном рынке ценных бумаг, которые на момент их приобретения отвечали требованиям, установленным для ценных бумаг, обращающихся на организованном рынке ценных бумаг,

может быть уменьшен на сумму убытка, полученного в налоговом периоде, по операциям купли-продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг.

В соответствии с п. 7 статьи 214.1. НК РФ при определении налоговой базы по операциям с ценными бумагами в расходы налогоплательщика включаются также суммы, уплаченные учредителем доверительного управления (выгодоприобретателем) доверительному управляющему в виде вознаграждения и компенсации произведенных им расходов по осуществленным операциям с ценными бумагами и операциям с финансовыми инструментами срочных сделок. При определении налоговой базы по доходам по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), для выгодоприобретателя, не являющегося учредителем доверительного управления, указанный доход определяется с учетом условий договора доверительного управления.

В случае, если при осуществлении доверительного управления совершаются сделки с ценными бумагами различных категорий, а также если в процессе доверительного управления возникают иные виды доходов (в том числе доходы в виде дивидендов), налоговая база определяется отдельно по каждой категории ценных бумаг и каждому виду дохода. При этом расходы, которые не могут быть непосредственно отнесены на уменьшение дохода по сделкам с ценными бумагами соответствующей категории или на уменьшение соответствующего вида дохода, распределяются пропорционально доле каждого вида дохода (дохода, полученного по операциям с ценными бумагами соответствующей категории).

Убыток, полученный по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), совершенным в налоговом периоде, уменьшает доходы по указанным операциям.

Убыток, полученный по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), уменьшает доходы, полученные по операциям с ценными бумагами соответствующей категории, а доходы, полученные по указанным операциям, увеличивают доходы (уменьшают убытки) по операциям с ценными бумагами соответствующей категории.

Убыток, полученный по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), совершенным в налоговом периоде, уменьшает налоговую базу по операциям с ценными бумагами соответствующей категории.

В соответствии с п. 8 статьи 214.1. НК РФ налоговая база по операциям купли-продажи ценных бумаг определяется по окончании налогового периода. Расчет и уплата суммы налога осуществляются налоговым агентом по окончании налогового периода или при осуществлении им выплаты денежных средств налогоплательщику до истечения очередного налогового периода.

При осуществлении выплаты денежных средств налоговым агентом до истечения очередного налогового периода налог уплачивается с доли дохода, соответствующей фактической сумме выплачиваемых денежных средств. Доля дохода определяется как произведение общей суммы дохода на отношение суммы выплаты к стоимостной оценке ценных бумаг, определяемой на дату выплаты денежных средств, по которым налоговый агент выступает в качестве брокера. При осуществлении выплаты денежных средств налогоплательщику более одного раза в течение налогового периода расчет суммы налога производится нарастающим итогом с зачетом ранее уплаченных сумм налога.

Стоимостная оценка ценных бумаг определяется исходя из фактически произведенных и документально подтвержденных расходов на их приобретение.

Налоговым агентом в отношении доходов по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), признается доверительный управляющий, который определяет налоговую базу по указанным операциям.

Налоговая база по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), определяется на дату окончания налогового периода или на дату выплаты денежных средств (передачи ценных бумаг) до истечения очередного налогового периода. Налог подлежит уплате в течение одного месяца с даты окончания налогового периода или даты выплаты денежных средств (передачи ценных бумаг).

При осуществлении выплат в денежной или натуральной форме из средств, находящихся в доверительном управлении до истечения срока действия договора доверительного управления

или до окончания налогового периода, налог уплачивается с доли дохода, определяемого в соответствии с пунктом 7 статьи 214.1. НК РФ, соответствующей фактической сумме выплачиваемых учредителю доверительного управления (выгодоприобретателю) средств. Доля дохода в этом случае определяется как произведение общей суммы дохода на отношение суммы выплаты к стоимостной оценке ценных бумаг, находящихся в доверительном управлении, определяемой на дату выплаты денежных средств. При осуществлении выплат в денежной (выплат наличных денежных средств, перечисления денежных средств на банковский счет физического лица или на счет третьего лица по требованию физического лица) или натуральной форме из средств, находящихся в доверительном управлении, более одного раза в налоговом периоде указанный расчет производится нарастающим итогом с зачетом ранее уплаченных сумм налога.

При невозможности удержать у налогоплательщика исчисленную сумму налога источником выплаты дохода налоговый агент (брокер, доверительный управляющий или иное лицо, совершающее операции по договору поручения, договору комиссии, иному договору в пользу налогоплательщика) в течение одного месяца с момента возникновения этого обстоятельства в письменной форме уведомляет налоговый орган по месту своего учета о невозможности указанного удержания и сумме задолженности налогоплательщика. Уплата налога в этом случае производится в соответствии со статьей 228 НК РФ.

Статья 215 НК РФ устанавливает особенности определения доходов отдельных категорий иностранных граждан, определяя категории иностранных граждан, чьи доходы не подлежат налогообложению.

Согласно статье 216 НК РФ налоговым периодом по налогу на доходы физических лиц признается календарный год.

Статья 217 НК РФ относит к доходам, не подлежащим налогообложению (освобождаемым от налогообложения) доходы физических лиц, полученные акционерами акционерных обществ в результате переоценки основных фондов (средств) в виде дополнительно полученных ими акций, распределенных между акционерами или участниками организации пропорционально их доле и видам акций, либо в виде разницы между новой и первоначальной номинальной стоимостью акций;

Положения о стандартных налоговых вычетах содержатся в статья 218 НК РФ, определяющей отдельные категории налогоплательщиков и размер стандартных налоговых вычетов, на которые отдельные категории физических лиц имеют право; положения о социальных налоговых вычетах содержатся в статье 219 НК РФ.

В статье 220 НК РФ содержится положение, согласно которому при определении размера налоговой базы в соответствии с пунктом 2 статьи 210 НК РФ налогоплательщик имеет право на получение имущественного налогового вычета в суммах, полученных налогоплательщиком в налоговом периоде от продажи доли (ее части) в уставном капитале организации, которая находилась в собственности налогоплательщика менее трех лет, но не превышающих 125 000 рублей. При продаже доли (ее части) в уставном капитале организации, которая находилась в собственности налогоплательщика три года и более, имущественный налоговый вычет предоставляется в сумме, полученной налогоплательщиком при продаже указанной, доли (ее части) в уставном капитале организации.

Статьей 224 НК РФ установлены налоговые ставки:

- в отношении доходов от реализации ценных бумаг лицами, являющимися налоговыми резидентами, налоговая ставка устанавливается в размере 13 процентов (пункт 1 статьи 224 НК РФ).

- в отношении доходов, получаемых физическими лицами, не являющимися налоговыми резидентами РФ налоговая ставка устанавливается в размере 30 процентов (пункт 3 статьи 224 НК РФ).

- в отношении доходов от долевого участия лиц, являющихся налоговыми резидентами, в деятельности организаций, полученных в виде дивидендов, налоговая ставка устанавливается в размере 9 процентов (пункт 4 статьи 224 НК РФ) (положение, установившее соответствующее изменение ставки вступило в силу с 01.01.2005).

Статья 226 НК РФ определяет особенности исчисления налога налоговыми агентами, а также порядок и сроки уплаты налога налоговыми агентами.

1. Российские организации, индивидуальные предприниматели и постоянные представительства иностранных организаций в Российской Федерации, от которых или в результате отношений с которыми налогоплательщик получил доходы, указанные в пункте

2 статьи 226 НК РФ, обязаны исчислить, удержать у налогоплательщика и уплатить сумму налога, исчисленную в соответствии со статьей 224 НК РФ.

2. Исчисление сумм и уплата налога в соответствии со статьей 224 НК РФ производятся в отношении всех доходов налогоплательщика, источником которых является налоговый агент, за исключением доходов, в отношении которых исчисление и уплата налога осуществляются в соответствии со статьями 214.1, 227 и 228 НК РФ с зачетом ранее удержанных сумм налога.

3. Исчисление сумм налога производится налоговыми агентами нарастающим итогом с начала налогового периода по итогам каждого месяца применительно ко всем доходам, в отношении которых применяется налоговая ставка, установленная пунктом 1 статьи 224 НК РФ, начисленным налогоплательщику за данный период, с зачетом удержанной в предыдущие месяцы текущего налогового периода суммы налога.

Сумма налога применительно к доходам, в отношении которых применяются иные налоговые ставки, исчисляется налоговым агентом отдельно по каждой сумме указанного дохода, начисленного налогоплательщику.

Исчисление суммы налога производится без учета доходов, полученных налогоплательщиком от других налоговых агентов, и удержанных другими налоговыми агентами сумм налога.

4. Налоговые агенты обязаны удержать начисленную сумму налога непосредственно из доходов налогоплательщика при их фактической выплате.

Удержание у налогоплательщика начисленной суммы налога производится налоговым агентом за счет любых денежных средств, выплачиваемых налоговым агентом налогоплательщику, при фактической выплате указанных денежных средств налогоплательщику либо по его поручению третьим лицам. При этом удерживаемая сумма налога не может превышать 50 процентов суммы выплаты.

5. При невозможности удержать у налогоплательщика исчисленную сумму налога налоговый агент обязан в течение одного месяца с момента возникновения соответствующих обстоятельств письменно сообщить в налоговый орган по месту своего учета о невозможности удержать налог и сумме задолженности налогоплательщика. Невозможностью удержать налог, в частности, признаются случаи, когда заведомо известно, что период, в течение которого может быть удержана сумма начисленного налога, превысит 12 месяцев.

6. Налоговые агенты обязаны перечислять суммы исчисленного и удержанного налога не позднее дня фактического получения в банке наличных денежных средств на выплату дохода, а также дня перечисления дохода со счетов налоговых агентов в банке на счета налогоплательщика либо по его поручению на счета третьих лиц в банках.

В иных случаях налоговые агенты перечисляют суммы исчисленного и удержанного налога не позднее дня, следующего за днем фактического получения налогоплательщиком дохода, - для доходов, выплачиваемых в денежной форме, а также дня, следующего за днем фактического удержания исчисленной суммы налога, - для доходов, полученных налогоплательщиком в натуральной форме либо в виде материальной выгоды.

7. Совокупная сумма налога, исчисленная и удержанная налоговым агентом у налогоплательщика, в отношении которого он признается источником дохода, уплачивается по месту учета налогового агента в налоговом органе.

8. Удержанная налоговым агентом из доходов физических лиц, в отношении которых он признается источником дохода, совокупная сумма налога, превышающая 100 рублей, перечисляется в бюджет в установленном статьей 226 НК РФ порядке. Если совокупная сумма удержанного налога, подлежащая уплате в бюджет, составляет менее 100 рублей, она добавляется к сумме налога, подлежащей перечислению в бюджет в следующем месяце, но не позднее декабря текущего года.

9. Уплата налога за счет средств налоговых агентов не допускается. При заключении договоров и иных сделок запрещается включение в них налоговых оговорок, в соответствии с которыми выплачивающие доход налоговые агенты принимают на себя обязательства нести расходы, связанные с уплатой налога физических лиц.

II. НАЛОГООБЛОЖЕНИЕ ЮРИДИЧЕСКИХ ЛИЦ.

Порядок и условия обложения юридических лиц (как российских организаций, так и иностранных организаций, осуществляющих свою деятельность в РФ через постоянные представительства и (или) получающих доходы от источников в РФ) налогом на прибыль, рассчитываемую с учетом доходов, получаемых организацией от реализации ценных бумаг, а

также доходов в виде дивидендов, выплачиваемых по акциям российской организации – эмитента, содержатся в главе 25 Налогового кодекса РФ «Налог на прибыль организаций».

В соответствии со статьей 246 НК РФ налогоплательщиками налога на прибыль организаций признаются российские организации, а также иностранные организации, осуществляющие свою деятельность в РФ через постоянные представительства и (или) получающие доходы от источников в РФ. Объектом налогообложения по налогу на прибыль организаций признается прибыль, полученная налогоплательщиком: для российских организаций - полученные доходы, уменьшенные на величину произведенных расходов; для иностранных организаций, осуществляющих деятельность в РФ через постоянные представительства, - полученные через эти постоянные представительства доходы, уменьшенные на величину произведенных этими постоянными представительствами расходов; для иных иностранных организаций - доходы, полученные от источников в РФ (статья 247 НК РФ).

Все виды доходов, не являющиеся выручкой от реализации товаров (работ, услуг) или имущественных прав, признаются внереализационными доходами, в том числе доходы налогоплательщика от долевого участия в других организациях (статья 250 НК РФ).

Ставки для налоговой базы, определяемой по доходам, полученным в виде дивидендов, установлены пунктом 3 статьи 284 НК РФ:

1) 9 процентов (положение, установившее соответствующее изменение ставки вступило в силу с 01.01.2005) - по доходам, полученным в виде дивидендов от российских организаций российскими организациями и физическими лицами - налоговыми резидентами РФ;

2) 15 процентов - по доходам, полученным в виде дивидендов от российских организаций иностранными организациями.

При этом налог исчисляется с учетом особенностей, предусмотренных статьей 275 НК РФ.

Налогообложение иных доходов по ценным бумагам производится по общим ставкам налога на прибыль организаций, установленным пунктами 1 и 2 статьи 284 НК РФ:

- для юридических лиц – резидентов РФ - 24 процента: 6,5 процентов зачисляется в федеральный бюджет, 17,5 процентов - в бюджеты субъектов РФ.

- налогообложение доходов по ценным бумагам иностранных организаций, не связанных с деятельностью в РФ через постоянное представительство, осуществляется по ставке 20 процентов (исключение - подпункте 2 пункта 2 (использование средств для международных перевозок) и пункты 3 (доходы в виде дивидендов) и 4 (доходы по операциям с отдельными видами долговых обязательств) статьи 284 НК РФ), с учетом положений статьи 310 НК РФ).

Сумма, исчисленная по налоговым ставкам, установленным пунктами 2-4 статьи 284 НК РФ, подлежит зачислению в федеральный бюджет.

Налоговым периодом по налогу признается календарный год. Отчетными периодами по налогу признаются первый квартал, полугодие и девять месяцев календарного года; для налогоплательщиков, исчисляющих ежемесячные авансовые платежи исходя из фактически полученной прибыли, отчетными периодами признаются месяц, два месяца, три месяца и так далее до окончания календарного года (статья 285 НК РФ).

Общие положения по определению налоговой базы по налогу на прибыль организации содержатся в статье 274 НК РФ, согласно которой: налоговой базой признается денежное выражение прибыли, определяемой в соответствии со статьей 247 НК РФ, подлежащей налогообложению; налоговая база по прибыли, облагаемой по ставке, отличной от ставки, указанной в пункте 1 статьи 284 НК РФ, определяется налогоплательщиком отдельно. В случае, если в отчетном (налоговом) периоде налогоплательщиком получен убыток, - в данном отчетном (налоговом) периоде налоговая база признается равной нулю.

Особенности определения налоговой базы по доходам, полученным от долевого участия в других организациях, устанавливаются в статье 275 НК РФ.

В соответствии с пунктом 2 статьи 275 НК РФ для налогоплательщиков – резидентов РФ по доходам в виде дивидендов, полученных ими от других российских организаций, налоговая база определяется налоговым агентом - российской организацией, являющейся источником дохода налогоплательщика.

Сумма налога, подлежащая удержанию из доходов налогоплательщика - получателя дивидендов, исчисляется налоговым агентом исходя из общей суммы налога и доли каждого налогоплательщика в общей сумме дивидендов.

Общая сумма налога определяется как произведение ставки налога, установленной подпунктом 1 пункта 3 статьи 284 НК РФ, и разницы между суммой дивидендов,

подлежащих распределению между акционерами в текущем налоговом периоде, уменьшенной на суммы дивидендов, подлежащих выплате налоговым агентом в соответствии с пунктом 3 настоящей статьи в текущем налоговом периоде (выплате дивидендов, производимой организацией своим акционерам - нерезидентам), и суммой дивидендов, полученных самим налоговым агентом в текущем отчетном (налоговом) периоде и предыдущем отчетном (налоговом) периоде, если данные суммы дивидендов ранее не участвовали в расчете при определении облагаемого налогом дохода в виде дивидендов. В случае, если полученная разница отрицательна, обязанность по уплате налога не возникает и возмещение из бюджета не производится.

В соответствии с пунктом 3 статьи 275 НК РФ в случае, если российская организация - налоговый агент выплачивает дивиденды иностранной организации и (или) физическому лицу, не являющемуся резидентом РФ, налоговая база налогоплательщика - получателя дивидендов по каждой такой выплате определяется как сумма выплачиваемых дивидендов и к ней применяется ставка, установленная соответственно подпунктом 2 пункта 3 статьи 284 или пунктом 3 статьи 224 НК РФ.

Особенности определения налоговой базы по операциям с ценными бумагами устанавливаются в статье 280 НК РФ, при этом согласно пункту 1 статьи 280 НК РФ если операция с ценными бумагами может быть квалифицирована также как операция с финансовыми инструментами срочных сделок, то налогоплательщик самостоятельно выбирает порядок налогообложения такой операции.

В соответствии с пунктом 2 статьи 280 НК РФ доходы налогоплательщика от операций по реализации акций определяются исходя из цены реализации. Расходы при реализации акций определяются исходя из цены приобретения акций (включая расходы на ее приобретение), затрат на их реализацию.

В целях главы 25 НК РФ ценные бумаги признаются обращающимися на организованном рынке ценных бумаг только при одновременном соблюдении следующих условий (пункт 3 статьи 280 НК РФ):

1) если они допущены к обращению хотя бы одним организатором торговли, имеющим на это право в соответствии с национальным законодательством;

2) если информация об их ценах (котировках) публикуется в средствах массовой информации (в том числе электронных) либо может быть представлена организатором торговли или иным уполномоченным лицом любому заинтересованному лицу в течение трех лет после даты совершения операций с ценными бумагами;

3) если по ним рассчитывается рыночная котировка, когда это предусмотрено соответствующим национальным законодательством - средневзвешенная цена ценной бумаги по сделкам, совершенным в течение торгового дня через организатора торговли (если по одной и той же ценной бумаге сделки совершались через двух и более организаторов торговли, то налогоплательщик вправе самостоятельно выбрать рыночную котировку, сложившуюся у одного из организаторов торговли), если же средневзвешенная цена организатором торговли не рассчитывается, то в целях настоящей главы 25 НК РФ за средневзвешенную цену принимается половина суммы максимальной и минимальной цен сделок, совершенных в течение торгового дня через этого организатора торговли.

Согласно пункту 5 статьи 280 НК РФ рыночной ценой ценных бумаг, обращающихся на организованном рынке ценных бумаг, для целей налогообложения признается фактическая цена реализации или иного выбытия ценных бумаг, если эта цена находится в интервале между минимальной и максимальной ценами сделок (интервал цен) с указанной ценной бумагой, зарегистрированной организатором торговли на рынке ценных бумаг на дату совершения соответствующей сделки. Если по одной и той же ценной бумаге сделки на указанную дату совершались через двух и более организаторов торговли на рынке ценных бумаг, то налогоплательщик вправе самостоятельно выбрать организатора торговли, значения интервала цен которого будут использованы налогоплательщиком для целей налогообложения.

При отсутствии информации об интервале цен у организаторов торговли на рынке ценных бумаг на дату совершения сделки налогоплательщик принимает интервал цен при реализации этих ценных бумаг по данным организаторов торговли на рынке ценных бумаг на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев.

При соблюдении налогоплательщиком порядка, изложенного выше, фактическая цена реализации или иного выбытия ценных бумаг, находящаяся в соответствующем интервале цен, принимается для целей налогообложения в качестве рыночной цены.

В случае реализации ценных бумаг, обращающихся на организованном рынке ценных бумаг, по цене ниже минимальной цены сделок на организованном рынке ценных бумаг при определении финансового результата принимается минимальная цена сделки на организованном рынке ценных бумаг.

В соответствии с пунктом 6 статьи 280 НК РФ в отношении ценных бумаг, не обращающихся на организованном рынке ценных бумаг, для целей налогообложения принимается фактическая цена реализации или иного выбытия данных ценных бумаг при выполнении хотя бы одного из следующих условий:

1) если фактическая цена соответствующей сделки находится в интервале цен по аналогичной (идентичной, однородной) ценной бумаге, зарегистрированной организатором торговли на рынке ценных бумаг на дату совершения сделки или на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев;

2) если отклонение фактической цены соответствующей сделки находится в пределах 20 процентов в сторону повышения или понижения от средневзвешенной цены аналогичной (идентичной, однородной) ценной бумаги, рассчитанной организатором торговли на рынке ценных бумаг в соответствии с установленными им правилами по итогам торгов на дату заключения такой сделки или на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев.

В случае отсутствия информации о результатах торгов по аналогичным (идентичным, однородным) ценным бумагам фактическая цена сделки принимается для целей налогообложения, если указанная цена отличается не более чем на 20 процентов от расчетной цены этой ценной бумаги, которая может быть определена на дату заключения сделки с ценной бумагой с учетом конкретных условий заключенной сделки, особенностей обращения и цены ценной бумаги и иных показателей, информация о которых может служить основанием для такого расчета. В частности, для определения расчетной цены акции может быть использована стоимость чистых активов эмитента, приходящаяся на соответствующую акцию, для определения расчетной цены долговой ценной бумаги может быть использована рыночная величина ставки ссудного процента на соответствующий срок в соответствующей валюте.

В соответствии с пунктом 7 статьи 280 НК РФ налогоплательщик-акционер, реализующий акции, полученные им при увеличении уставного капитала акционерного общества, определяет доход как разницу между ценой реализации и первоначально оплаченной стоимостью акции, скорректированной с учетом изменения количества акций в результате увеличения уставного капитала.

В соответствии с пунктом 8 статьи 280 НК РФ налоговая база по операциям с ценными бумагами определяется налогоплательщиком отдельно, за исключением налоговой базы по операциям с ценными бумагами, определяемой профессиональными участниками рынка ценных бумаг. При этом налогоплательщики (за исключением профессиональных участников рынка ценных бумаг, осуществляющих дилерскую деятельность) определяют налоговую базу по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, отдельно от налоговой базы по операциям с ценными бумагами, не обращающимися на организованном рынке ценных бумаг.

Профессиональные участники рынка ценных бумаг (включая банки), не осуществляющие дилерскую деятельность, в учетной политике для целей налогообложения должны определить порядок формирования налоговой базы по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, и налоговой базы по операциям с ценными бумагами, не обращающимися на организованном рынке ценных бумаг.

При этом налогоплательщик самостоятельно выбирает виды ценных бумаг (обращающихся на организованном рынке ценных бумаг или не обращающихся на организованном рынке ценных бумаг), по операциям с которыми при формировании налоговой базы в доходы и расходы включаются иные доходы и расходы, определенные в соответствии с настоящей главой.

Согласно пункту 10 статьи 280 НК РФ налогоплательщики, получившие убыток (убытки) от операций с ценными бумагами в предыдущем налоговом периоде или в предыдущие налоговые периоды, вправе уменьшить налоговую базу, полученную по операциям с ценными бумагами в отчетном (налоговом) периоде (перенести указанные убытки на будущее) в порядке и на условиях, которые установлены данным пунктом, а также статьей 283 НК РФ.

Порядок исчисления налога на прибыль организаций и налога на прибыль организаций в виде авансовых платежей определен в статье 286 НК РФ, согласно пункту 1 которой налог определяется как соответствующая налоговой ставке процентная доля налоговой базы, определяемой в соответствии со статьей 274 НК РФ.

В соответствии с пунктом 2 статьи 274 НК РФ, если иное не установлено пунктами 4 и 5 статьи 274 НК РФ, сумма налога по итогам налогового периода определяется налогоплательщиком самостоятельно.

По итогам каждого отчетного (налогового) периода, если иное не предусмотрено настоящей статьей, налогоплательщики исчисляют сумму авансового платежа, исходя из ставки налога и прибыли, подлежащей налогообложению, рассчитанной нарастающим итогом с начала налогового периода до окончания отчетного (налогового) периода. В течение отчетного периода налогоплательщики исчисляют сумму ежемесячного авансового платежа в порядке, установленном настоящей статьей.

Сумма ежемесячного авансового платежа, подлежащего уплате в первом квартале текущего налогового периода, принимается равной сумме ежемесячного авансового платежа, подлежащего уплате налогоплательщиком в последнем квартале предыдущего налогового периода. Сумма ежемесячного авансового платежа, подлежащего уплате во втором квартале текущего налогового периода, принимается равной одной трети суммы авансового платежа, исчисленного за первый отчетный период текущего года.

Сумма ежемесячного авансового платежа, подлежащего уплате в третьем квартале текущего налогового периода, принимается равной одной трети разницы между суммой авансового платежа, рассчитанной по итогам полугодия, и суммой авансового платежа, рассчитанной по итогам первого квартала.

Сумма ежемесячного авансового платежа, подлежащего уплате в четвертом квартале текущего налогового периода, принимается равной одной трети разницы между суммой авансового платежа, рассчитанной по итогам девяти месяцев, и суммой авансового платежа, рассчитанной по итогам полугодия.

Если рассчитанная таким образом сумма ежемесячного авансового платежа отрицательна или равна нулю, указанные платежи в соответствующем квартале не осуществляются.

Налогоплательщики имеют право перейти на исчисление ежемесячных авансовых платежей исходя из фактически полученной прибыли, подлежащей исчислению. В этом случае исчисление сумм авансовых платежей производится налогоплательщиками исходя из ставки налога и фактически полученной прибыли, рассчитываемой нарастающим итогом с начала налогового периода до окончания соответствующего месяца.

При этом сумма авансовых платежей, подлежащая уплате в бюджет, определяется с учетом ранее начисленных сумм авансовых платежей. Налогоплательщик вправе перейти на уплату ежемесячных авансовых платежей исходя из фактической прибыли, уведомив об этом налоговый орган не позднее 31 декабря года, предшествующего налоговому периоду, в котором происходит переход на эту систему уплаты авансовых платежей. При этом система уплаты авансовых платежей не может изменяться налогоплательщиком в течение налогового периода.

Согласно пункту 4 статьи 286 НК РФ если налогоплательщиком является иностранная организация, получающая доходы от источников в РФ, не связанные с постоянным представительством в РФ, обязанность по определению суммы налога, удержанию этой суммы из доходов налогоплательщика и перечислению налога в бюджет возлагается на российскую организацию или иностранную организацию, осуществляющую деятельность в РФ через постоянное представительство (налоговых агентов), выплачивающих указанный доход налогоплательщику. Налоговый агент определяет сумму налога по каждой выплате (перечислению) денежных средств или иному получению дохода.

Согласно пункту 5 статьи 286 НК РФ российские организации, являющиеся источником доходов своего акционера - налогоплательщика в виде выплачиваемых ему дивидендов, определяют сумму налога отдельно по каждому такому налогоплательщику применительно к каждой выплате указанных доходов, удерживает налог из доходов налогоплательщика и

перечисляет его в бюджет. При этом налог в виде авансовых платежей удерживается из доходов налогоплательщика при каждой выплате таких доходов.

Сроки и порядок уплаты налога и налога в виде авансовых платежей установлен статьей 287 НК РФ.

Налог, подлежащий уплате по истечении налогового периода, уплачивается не позднее срока, установленного для подачи налоговых деклараций за соответствующий налоговый период статьей 289 НК РФ.

Авансовые платежи по итогам отчетного периода уплачиваются не позднее срока, установленного для подачи налоговых деклараций за соответствующий отчетный период.

Ежемесячные авансовые платежи, подлежащие уплате в течение отчетного периода, уплачиваются в срок не позднее 28-го числа каждого месяца этого отчетного периода.

Налогоплательщики, исчисляющие ежемесячные авансовые платежи по фактически полученной прибыли, уплачивают авансовые платежи не позднее 28-го числа месяца, следующего за месяцем, по итогам которого производится исчисление налога.

По итогам отчетного (налогового) периода суммы ежемесячных авансовых платежей, уплаченных в течение отчетного (налогового) периода, засчитываются при уплате авансовых платежей по итогам отчетного периода. Авансовые платежи по итогам отчетного периода засчитываются в счет уплаты налога по итогам налогового периода.

Российская организация или иностранная организация, осуществляющая деятельность в РФ через постоянное представительство (налоговые агенты), выплачивающие доход иностранной организации, удерживают сумму налога из доходов этой иностранной организации, за исключением доходов в виде дивидендов, при каждой выплате (перечислении) ей денежных средств или ином получении иностранной организацией доходов, если иное не предусмотрено настоящим Кодексом.

Налоговый агент обязан перечислить соответствующую сумму налога в течение трех дней после дня выплаты (перечисления) денежных средств иностранной организации или иного получения доходов иностранной организацией.

По доходам, выплачиваемым налогоплательщикам в виде дивидендов, налог, удержанный при выплате дохода, перечисляется в бюджет налоговым агентом, осуществившим выплату, в течение 10 дней со дня выплаты дохода.

В соответствии со статьей 288 НК РФ налогоплательщики - российские организации, имеющие обособленные подразделения, исчисление и уплату в федеральный бюджет сумм авансовых платежей, а также сумм налога, исчисленного по итогам налогового периода, производят по месту своего нахождения без распределения указанных сумм по обособленным подразделениям.

Уплата авансовых платежей, а также сумм налога, подлежащих зачислению в доходную часть бюджетов субъектов РФ и бюджетов муниципальных образований, производится налогоплательщиками - российскими организациями по месту нахождения организации, а также по месту нахождения каждого из ее обособленных подразделений исходя из доли прибыли, приходящейся на эти обособленные подразделения, определяемой как средняя арифметическая величина удельного веса среднесписочной численности работников (расходов на оплату труда) и удельного веса остаточной стоимости амортизируемого имущества этого обособленного подразделения соответственно в среднесписочной численности работников (расходах на оплату труда) и остаточной стоимости амортизируемого имущества, определенной в соответствии с пунктом 1 статьи 257 НК РФ, в целом по налогоплательщику.

Налогоплательщики обязаны по истечении каждого отчетного и налогового периода представлять в налоговые органы по месту своего нахождения и месту нахождения каждого обособленного подразделения соответствующие налоговые декларации в порядке, определенном статьей 289 НК РФ.

Налоговые агенты обязаны по истечении каждого отчетного (налогового) периода, в котором они производили выплаты налогоплательщику, представлять в налоговые органы по месту своего нахождения налоговые расчеты в порядке, определенном статьей 289 НК РФ.

Налогоплательщики (налоговые агенты) представляют налоговые декларации (налоговые расчеты) не позднее 28 дней со дня окончания соответствующего отчетного периода.

Налогоплательщики, исчисляющие суммы ежемесячных авансовых платежей по фактически полученной прибыли, представляют налоговые декларации в сроки, установленные для уплаты авансовых платежей.

Налоговые декларации (налоговые расчеты) по итогам налогового периода представляются налогоплательщиками (налоговыми агентами) не позднее 28 марта года, следующего за истекшим налоговым периодом.

Организация, в состав которой входят обособленные подразделения, по окончании каждого отчетного и налогового периода представляет в налоговые органы по месту своего нахождения налоговую декларацию в целом по организации с распределением по обособленным подразделениям.

Описание порядка налогообложения доходов по размещенным облигациям эмитента.

Налогообложение доходов по размещаемым облигациям осуществляется в полном соответствии с нормами действующего налогового законодательства РФ.

I. Порядок и условия обложения юридических лиц (как российских организаций, так и иностранных организаций, осуществляющих свою деятельность в РФ через постоянные представительства и (или) получающих доходы от источников в РФ) налогом на прибыль, рассчитываемую с учетом доходов, получаемых организацией от реализации ценных бумаг, и в виде процентов, выплачиваемых по ценным бумагам российской организации - эмитента таких ценных бумаг, определены нормами главы 25 НК РФ.

1. Порядок и условия обложения юридических лиц, являющихся российскими организациями.

А) Налог на добавленную стоимость исчисляется и уплачивается на основании главы 21 Налогового Кодекса РФ (далее НК РФ).

В соответствии с порядком, установленным статье 146 НК РФ, доходы от размещения облигаций не являются объектом налогообложения налогом на добавленную стоимость. В соответствии с порядком, установленным пп. 12 п. 2 ст. 149 Налогового кодекса Российской Федерации, реализация облигаций налогом на добавленную стоимость не облагаются.

Б) С 01.01.2002 года налог на прибыль исчисляется и уплачивается на основании Главы 25 "Налог на прибыль организаций" Налогового кодекса РФ.

В соответствии с п.п.10 пункта 1 статьи 251 НК РФ при определении налоговой базы не учитываются доходы в виде средств или иного имущества, которые получены по договорам кредита или займа (иных аналогичных средств или иного имущества независимо от формы оформления заимствований, включая ценные бумаги по долговым обязательствам), а также средств или иного имущества, которые получены в счет погашения таких заимствований. При этом необходимо помнить, что проценты, полученные по ценным бумагам, признаются внереализационным доходом для целей налогообложения (пп.6 ст. 250 НК РФ).

В соответствии со статьей 280 НК РФ доходы налогоплательщика от операций по реализации или иного выбытия ценных бумаг (в том числе погашения) определяются исходя из цены реализации или иного выбытия ценной бумаги, а также суммы накопленного процентного (купонного) дохода, уплаченной покупателем налогоплательщику, и суммы процентного (купонного) дохода, выплаченной налогоплательщику эмитентом (векселедателем). При этом в доход налогоплательщика от реализации или иного выбытия ценных бумаг не включаются суммы процентного (купонного) дохода, ранее учтенные при налогообложении.

Расходы при реализации (или ином выбытии) ценных бумаг определяются исходя из цены приобретения ценной бумаги (включая расходы на ее приобретение), затрат на ее реализацию, суммы накопленного процентного (купонного) дохода, уплаченной налогоплательщиком продавцу ценной бумаги. При этом в расход не включаются суммы накопленного процентного (купонного) дохода, ранее учтенные при налогообложении.

При этом в целях главы 25 НК РФ ценные бумаги признаются обращающимися на организованном рынке ценных бумаг только при одновременном соблюдении следующих условий:

1) если они допущены к обращению хотя бы одним организатором торговли, имеющим на это право в соответствии с национальным законодательством;

2) если информация об их ценах (котировках) публикуется в средствах массовой информации (в том числе электронных) либо может быть представлена организатором торговли или иным уполномоченным лицом любому заинтересованному лицу в течение трех лет после даты совершения операций с ценными бумагами;

3) если по ним рассчитывается рыночная котировка, когда это предусмотрено соответствующим национальным законодательством.

Под рыночной котировкой ценной бумаги в целях главы 25 НК РФ понимается средневзвешенная цена ценной бумаги по сделкам, совершенным в течение торгового дня через организатора торговли. Если по одной и той же ценной бумаге сделки совершались через двух и более организаторов торговли, то налогоплательщик вправе самостоятельно выбрать рыночную котировку, сложившуюся у одного из организаторов торговли. В случае, если средневзвешенная цена организатором торговли не рассчитывается, то в целях настоящей главы за средневзвешенную цену принимается половина суммы максимальной и минимальной цен сделок, совершенных в течение торгового дня через этого организатора торговли.

Под накопленным процентным (купонным) доходом понимается часть процентного (купонного) дохода, выплата которого предусмотрена условиями выпуска такой ценной бумаги, рассчитываемая пропорционально количеству дней, прошедших от даты выпуска ценной бумаги или даты выплаты предшествующего купонного дохода до даты совершения сделки (даты передачи ценной бумаги).

Рыночной ценой ценных бумаг, обращающихся на организованном рынке ценных бумаг, для целей налогообложения признается фактическая цена реализации или иного выбытия ценных бумаг, если эта цена находится в интервале между минимальной и максимальной ценами сделок (интервал цен) с указанной ценной бумагой, зарегистрированной организатором торговли на рынке ценных бумаг на дату совершения соответствующей сделки. Если по одной и той же ценной бумаге сделки на указанную дату совершались через двух и более организаторов торговли на рынке ценных бумаг, то налогоплательщик вправе самостоятельно выбрать организатора торговли, значения интервала цен которого будут использованы налогоплательщиком для целей налогообложения. При отсутствии информации об интервале цен у организаторов торговли на рынке ценных бумаг на дату совершения сделки налогоплательщик принимает интервал цен при реализации этих ценных бумаг по данным организаторов торговли на рынке ценных бумаг на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев.

В случае реализации ценных бумаг, обращающихся на организованном рынке ценных бумаг, по цене ниже минимальной цены сделок на организованном рынке ценных бумаг при определении финансового результата принимается минимальная цена сделки на организованном рынке ценных бумаг.

В отношении ценных бумаг, не обращающихся на организованном рынке ценных бумаг, для целей налогообложения принимается фактическая цена реализации или иного выбытия данных ценных бумаг при выполнении хотя бы одного из следующих условий:

1) если фактическая цена соответствующей сделки находится в интервале цен по аналогичной (идентичной, однородной) ценной бумаге, зарегистрированной организатором торговли на рынке ценных бумаг на дату совершения сделки или на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев;

2) если отклонение фактической цены соответствующей сделки находится в пределах 20 процентов в сторону повышения или понижения от средневзвешенной цены аналогичной (идентичной, однородной) ценной бумаги, рассчитанной организатором торговли на рынке ценных бумаг в соответствии с установленными им правилами по итогам торгов на дату заключения такой сделки или на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев.

В случае отсутствия информации о результатах торгов по аналогичным (идентичным, однородным) ценным бумагам фактическая цена сделки принимается для целей налогообложения, если указанная цена отличается не более чем на 20 процентов от расчетной цены этой ценной бумаги, которая может быть определена на дату заключения сделки с ценной бумагой с учетом конкретных условий заключенной сделки, особенностей обращения и цены ценной бумаги и иных показателей, информация о которых может служить основанием для такого расчета. В частности, для определения расчетной цены долговой ценной бумаги может быть использована рыночная величина ставки ссудного процента на соответствующий срок в соответствующей валюте.

Налоговая база по операциям с ценными бумагами определяется налогоплательщиком отдельно, за исключением налоговой базы по операциям с ценными бумагами, определяемой профессиональными участниками рынка ценных бумаг. При этом налогоплательщики (за исключением профессиональных участников рынка ценных бумаг, осуществляющих дилерскую деятельность) определяют налоговую базу по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, отдельно от налоговой базы по операциям с ценными бумагами, не обращающимися на организованном рынке ценных бумаг. Профессиональные участники рынка ценных бумаг (включая банки), не осуществляющие дилерскую деятельность, в учетной политике для целей налогообложения должны определить порядок формирования налоговой базы по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, и налоговой базы по операциям с ценными бумагами, не обращающимися на организованном рынке ценных бумаг. При этом налогоплательщик самостоятельно выбирает виды ценных бумаг (обращающихся на организованном рынке ценных бумаг или не обращающихся на организованном рынке ценных бумаг), по операциям с которыми при формировании налоговой базы в доходы и расходы включаются иные доходы и расходы, определенные в соответствии с настоящей главой.

При реализации или ином выбытии ценных бумаг налогоплательщик самостоятельно в соответствии с принятой в целях налогообложения учетной политикой выбирает один из следующих методов списания на расходы стоимости выбывших ценных бумаг:

1) по стоимости первых по времени приобретений (ФИФО);

2) по стоимости последних по времени приобретений (ЛИФО);

3) по стоимости единицы.

Налогоплательщики, получившие убыток (убытки) от операций с ценными бумагами в предыдущем налоговом периоде или в предыдущие налоговые периоды, вправе уменьшить налоговую базу, полученную по операциям с ценными бумагами в отчетном (налоговом) периоде (перенести указанные убытки на будущее) в порядке и на условиях, которые установлены статьей 283 НК РФ.

**При этом убытки от операций с ценными бумагами, не обращающимися на организованном рынке ценных бумаг, полученные в предыдущем налоговом периоде (предыдущих налоговых периодах), могут быть отнесены на уменьшение налоговой базы от операций с такими ценными бумагами, определенной в отчетном (налоговом) периоде; а убытки от операций с ценными бумагами, обращающимися на организованном рынке ценных бумаг, полученные в предыдущем налоговом периоде (предыдущих налоговых периодах), могут быть отнесены на уменьшение налоговой базы от операций по реализации данной категории ценных бумаг. В течение налогового периода перенос на будущее убытков, понесенных в соответствующем отчетном периоде от операций с ценными бумагами, обращающимися на организованном рынке ценных бумаг, и ценными бумагами, не обращающимися на организованном рынке ценных бумаг, осуществляется раздельно по указанным категориям ценных бумаг соответственно в пределах прибыли, полученной от операций с такими ценными бумагами. Доходы, полученные от операций с ценными бумагами, обращающимися (не обращающимися) на организованном рынке ценных бумаг, не могут быть уменьшены на расходы либо убытки от операций с ценными бумагами, не обращающимися (обращающимися) на организованном рынке ценных бумаг.*

(данные положения не распространяются на профессиональных участников рынка ценных бумаг, осуществляющих дилерскую деятельность).*

Налогоплательщики (включая банки), осуществляющие дилерскую деятельность на рынке ценных бумаг, при определении налоговой базы и переносе убытка на будущее в порядке и на условиях, которые установлены статьей 283 НК РФ, формируют налоговую базу и определяют сумму убытка, подлежащего переносу на будущее с учетом всех доходов (расходов) и суммы убытка, которые получены от осуществления предпринимательской деятельности. В течение налогового периода перенос на будущее убытков, полученных налогоплательщиками, осуществляющими дилерскую деятельность на рынке ценных бумаг, в соответствующем отчетном периоде текущего налогового периода, может быть осуществлен в пределах суммы прибыли, полученной от осуществления предпринимательской деятельности.

В соответствии с пунктом 6 статьи 271 НК РФ по договорам займа и иным аналогичным договорам (иным долговым обязательствам, включая ценные бумаги), срок действия которых приходится более чем на один отчетный период, в целях настоящей главы доход признается полученным и включается в состав соответствующих доходов на конец соответствующего

отчетного периода; а в случае прекращения действия договора (погашения долгового обязательства) до истечения отчетного периода доход признается полученным и включается в состав соответствующих доходов на дату прекращения действия договора (погашения долгового обязательства), - для организаций, определяющих налогооблагаемую прибыль по методу начисления.

В соответствии с пунктом 2 статьи 273 НК РФ датой получения дохода признается день поступления средств на счета в банках и (или) в кассу, поступления иного имущества (работ, услуг) и (или) имущественных прав, а также погашение задолженности перед налогоплательщиком иным способом, - для организаций, определяющих налогооблагаемую прибыль по кассовому методу.

При получении облигаций безвозмездно оценка доходов для расчета налогооблагаемой прибыли осуществляется исходя из рыночных цен, определяемых с учетом положений статьи 40 НК РФ.

В соответствии с пунктом 1 ст. 284 НК РФ по всем вышеуказанным доходам применяется ставка налога в 24 процента, сумма налога, исчисленная по налоговой ставке в размере 6,5 процентов, зачисляется в федеральный бюджет, сумма налога, исчисленная по налоговой ставке в размере 17,5 процентов, зачисляется в бюджеты субъектов РФ.

Налоговая база, на основании которой рассчитывается налог на прибыль юридического лица, исчисляется на основании данных налогового учета (ст.313 НК РФ).

2. Для юридических лиц, иностранных организаций, осуществляющих свою деятельность в РФ через постоянные представительства и (или) получающих доходы от источников в РФ.

В соответствии со ст. 307 НК РФ объектом налогообложения для иностранных организаций, осуществляющих деятельность в РФ через постоянное представительство, признаются в том числе доходы от источников в РФ, указанные в п. 1 ст. 309 НК РФ, относящиеся к постоянному представительству.

В соответствии со ст. 309 НК РФ к доходам иностранной организации от источников в РФ, подлежащим обложению налогом, удерживаемым у источника выплаты доходов, относится процентный доход от долговых обязательств любого вида, включая облигации с правом на участие в прибылях и конвертируемые облигации.

В соответствии с порядком, установленным НК РФ исчисление и удержание суммы налога с доходов, выплачиваемых иностранным организациям, производится налоговым агентом по всем видам доходов, перечисленных в пункте 1 статьи 309 Кодекса, в том числе и с доходов, по размещаемым облигациям и от реализации облигаций или ином их выбытии, во всех случаях выплаты таких доходов. Исключением является случай, когда налоговый агент уведомлен получателем дохода, что выплачиваемый доход относится к постоянному представительству получателя дохода в РФ, о чем в распоряжение налогового агента предоставляется нотариально заверенная копия свидетельства о постановке на учет в налоговых органах (п.2 статьи 310 НК РФ). В этом случае юридическое лицо, осуществляющее деятельность через постоянное представительство, уплачивает налог на доходы самостоятельно.

Юридические лица - иностранные организации, не осуществляющие деятельность через постоянное представительство в Российской Федерации или не предоставившие копию свидетельства и получающие доходы от источников в Российской Федерации, подлежат обложению налогом, удерживаемым у источника выплаты доходов (основание - ст. 309 НК РФ).

В этом случае ставка налога, удерживаемого эмитентом либо покупателем облигаций (налоговые агенты) с иностранной организации, составляет 20% (основание - ст. 284 и 310 НК РФ).

В случае если международными соглашениями РФ с государством, резидентом которого является иностранная организация, установлены иные правила, применяются эти иные правила. При этом налог с доходов иностранной организации не удерживается источником выплаты дохода при условии, если иностранная организация предоставит ему подтверждение о своем месте нахождения в иностранном государстве, с которым РФ имеет соответствующее соглашение об избежании двойного налогообложения. Такое подтверждение должно быть заверено компетентным органом соответствующего иностранного государства (основание - ст. 312 НК РФ).

II. Порядок и условия обложения физических лиц (как являющихся налоговыми резидентами РФ, так и не являющимися таковыми, но получающих доходы от источников в РФ) налогом на доходы в виде процентов, получаемых ими от российской организации - эмитента ценных бумаг, и доходы от реализации в РФ или за ее пределами ценных бумаг, определены нормами главы 23 НК РФ.

1. Порядок и условия налогообложения физических лиц, являющихся налоговыми резидентами РФ налогом на доходы в виде процентов, получаемых ими от российской организации - эмитента облигаций, а также на доходы от реализации облигаций:

В соответствии со ст. 208 НК РФ к налогооблагаемым доходам физических лиц относятся, в том числе, проценты, полученные от российской организации, а также доходы от реализации прав требования к российской организации и иного имущества, находящегося в РФ и принадлежащего физическому лицу.

По всем налогооблагаемым доходам по облигациям ставка налога для физического лица - резидента РФ составляет 13% (основание - п.1 ст. 224 НК РФ).

Налоговым периодом в соответствии со ст. 216 НК РФ признается календарный год.

На основании ст. 226 НК РФ российские организации-эмитенты признаются налоговыми агентами и обязаны исчислить, удержать у налогоплательщика и уплатить сумму налога, исчисленную с сумм подлежащих выплате налогоплательщику процентов по облигациям. Исчисление сумм налога производится налоговыми агентами нарастающим итогом с начала налогового периода по итогам каждого месяца применительно ко всем доходам, начисленным налогоплательщику за данный период, с зачетом удержанной в предыдущие месяцы текущего налогового периода суммы налога. Исчисление суммы налога производится без учета доходов, полученных налогоплательщиком от других налоговых агентов, и удержанных другими налоговыми агентами сумм налога.

Налоговые агенты обязаны удержать начисленную сумму налога непосредственно из доходов налогоплательщика при их фактической выплате. Удержание у налогоплательщика начисленной суммы налога производится налоговым агентом за счет денежных средств, выплачиваемых налоговым агентом налогоплательщику, при фактической выплате указанных денежных средств налогоплательщику либо по его поручению третьим лицам. При этом удерживаемая сумма налога не может превышать 50 процентов суммы выплаты.

При невозможности удержать у налогоплательщика исчисленную сумму налога налоговый агент обязан в течение одного месяца с момента возникновения соответствующих обстоятельств письменно сообщить в налоговый орган по месту своего учета о невозможности удержать налог и сумме задолженности налогоплательщика.

Налоговые агенты обязаны перечислять суммы исчисленного и удержанного налога не позднее дня фактического получения в банке наличных денежных средств на выплату дохода, а также дня перечисления дохода со счетов налоговых агентов в банке на счета налогоплательщика либо по его поручению на счета третьих лиц в банках.

В иных случаях налоговые агенты перечисляют суммы исчисленного и удержанного налога не позднее дня, следующего за днем фактического получения налогоплательщиком дохода, - для доходов, выплачиваемых в денежной форме.

Совокупная сумма налога, исчисленная и удержанная налоговым агентом у налогоплательщика, в отношении которого он признается источником дохода, уплачивается по месту учета налогового агента в налоговом органе.

Удержанная налоговым агентом из доходов физических лиц, в отношении которых он признается источником дохода, совокупная сумма налога, превышающая 100 рублей, перечисляется в бюджет в установленном настоящей статьей порядке. Если совокупная сумма удержанного налога, подлежащая уплате в бюджет, составляет менее 100 рублей, она добавляется к сумме налога, подлежащей перечислению в бюджет в следующем месяце, но не позднее декабря текущего года.

Уплата налога за счет средств налоговых агентов не допускается. При заключении договоров и иных сделок запрещается включение в них налоговых оговорок, в соответствии с которыми выплачивающие доход налоговые агенты принимают на себя обязательства нести расходы, связанные с уплатой налога за физических лиц.

В соответствии со ст. 212 НК РФ при получении налогоплательщиком дохода в виде материальной выгоды, полученной от приобретения ценных бумаг (то есть при покупке облигаций по цене ниже рыночной), налоговая база определяется как превышение рыночной стоимости ценных бумаг, определяемой с учетом предельной границы колебаний рыночной цены ценных бумаг, над суммой фактических расходов налогоплательщика на их

приобретение. Порядок определения рыночной цены ценных бумаг и предельной границы колебаний рыночной цены ценных бумаг устанавливается федеральным органом, осуществляющим регулирование рынка ценных бумаг (в настоящее время данный порядок установлен Распоряжением ФКЦБ РФ № 1087-р от о5.10.98).

Налог с материальной выгоды исчисляется физическим лицом самостоятельно и указывается в ежегодной налоговой декларации, подаваемой в налоговую инспекцию по месту жительства в срок не позднее 30 апреля года следующего за годом получения дохода (основания - ст. ст. 212, 228, 229 НК РФ).

При покупке облигаций по рыночной цене - налогооблагаемого дохода не возникает, соответственно отсутствует обязанность уплачивать налог на доходы.

В соответствии со ст. 214.1. НК РФ налоговая база определяется отдельно по операциям купли - продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг и по операциям купли - продажи ценных бумаг, не обращающихся на организованном рынке ценных бумаг.

Согласно п. 3 ст. 214.1. НК РФ доход (убыток) по операциям купли - продажи ценных бумаг определяется как сумма доходов по совокупности сделок с ценными бумагами соответствующей категории, совершенных в течение налогового периода, за вычетом суммы убытков.

Доход (убыток) по операциям купли - продажи ценных бумаг определяется как разница между суммами доходов, полученными от реализации ценных бумаг, и документально подтвержденными расходами на приобретение, реализацию и хранение ценных бумаг, фактически произведенными налогоплательщиком (включая расходы, возмещаемые профессиональному участнику рынка ценных бумаг), либо имущественными вычетами, принимаемыми в уменьшение доходов от сделки купли - продажи в предусмотренном пунктом 3 ст. 214.1. НК РФ порядке.

К указанным расходам относятся:

- суммы, уплачиваемые продавцу в соответствии с договором;
- оплата услуг, оказываемых депозитарием;
- комиссионные отчисления профессиональным участникам рынка ценных бумаг;
- биржевой сбор (комиссия);
- оплата услуг регистратора;
- другие расходы, непосредственно связанные с куплей, продажей и хранением ценных бумаг, произведенные за услуги, оказываемые профессиональными участниками рынка ценных бумаг в рамках их профессиональной деятельности.

Доход (убыток) по операциям купли - продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг, уменьшается (увеличивается) на сумму процентов, уплаченных за пользование денежными средствами, привлеченными для совершения сделки купли - продажи ценных бумаг, в пределах сумм, рассчитанных исходя из действующей ставки рефинансирования Центрального банка РФ.

По операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг (под которыми в целях главы 23 НК РФ относятся ценные бумаги, допущенные к обращению у организаторов торговли, имеющих лицензию федерального органа, осуществляющего регулирование рынка ценных бумаг), размер убытка определяется с учетом предельной границы колебаний рыночной цены ценных бумаг.

Под рыночной котировкой ценной бумаги, в целях главы 23 НК РФ понимается средневзвешенная цена ценной бумаги по сделкам, совершенным в течение торгового дня через организатора торговли. Если по одной и той же ценной бумаге сделки совершались через двух и более организаторов торговли, налогоплательщик вправе самостоятельно выбрать рыночную котировку ценной бумаги, сложившуюся у одного из организаторов торговли. В случае, если средневзвешенная цена организатором торговли не рассчитывается, в целях главы 23 НК РФ за средневзвешенную цену принимается половина суммы максимальной и минимальной цен сделок, совершенных в течение торгового дня через этого организатора торговли.

Если расходы налогоплательщика на приобретение, реализацию и хранение ценных бумаг не могут быть отнесены непосредственно к расходам на приобретение, реализацию и хранение конкретных ценных бумаг, указанные расходы распределяются пропорционально стоимостной оценке ценных бумаг, на долю которых относятся указанные расходы. Стоимостная оценка ценных бумаг определяется на дату осуществления этих расходов.

В случае, если расходы налогоплательщика не могут быть подтверждены документально, он вправе воспользоваться имущественным налоговым вычетом, предусмотренным абзацем первым пп. 1 п. 1 ст. 220 НК РФ. То есть его облагаемая база определяется как сумма, полученная от продажи облигаций, уменьшенная на фиксированный имущественный вычет в размере 125 000 рублей по доходу за календарный год, в случае если облигации находились в собственности этого физического лица до 3-х лет, и в сумме, полученной налогоплательщиком при продаже указанного имущества, если облигации находились в собственности этого физического лица 3 года и более. Вместо использования права на получение имущественного налогового вычета налогоплательщик вправе уменьшить сумму своих облагаемых налогом доходов на сумму фактически произведенных им и документально подтвержденных расходов, связанных с получением этих доходов, за исключением реализации налогоплательщиком принадлежащих ему ценных бумаг.

Имущественный налоговый вычет или вычет в размере фактически произведенных и документально подтвержденных расходов предоставляется налогоплательщику при расчете и уплате налога в бюджет у источника выплаты дохода (брокера, доверительного управляющего, управляющей компании, осуществляющей доверительное управление имуществом, составляющим паевой инвестиционный фонд, или у иного лица, совершающего операции по договору поручения или по иному подобному договору в пользу налогоплательщика) либо по окончании налогового периода при подаче налоговой декларации в налоговый орган.

Если расчет и уплата налога производятся источником выплаты дохода (брокером, доверительным управляющим или иным лицом, совершающим операции по договору поручения или по иному подобному договору в пользу налогоплательщика) в налоговом периоде, имущественный налоговый вычет предоставляется источником выплаты дохода с возможностью последующего перерасчета по окончании налогового периода при подаче налоговой декларации в налоговый орган.

При наличии нескольких источников выплаты дохода имущественный налоговый вычет предоставляется только у одного источника выплаты дохода по выбору налогоплательщика.

Согласно п. 4. ст. 214.1. НК РФ налоговая база по операциям купли - продажи ценных бумаг определяется как доход, полученный по результатам налогового периода по операциям с ценными бумагами. Доход (убыток) по операциям купли - продажи ценных бумаг определяется в соответствии с пунктом 3 ст. 214.1. НК РФ.

Убыток по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, полученный по результатам указанных операций, совершенных в налоговом периоде, уменьшает налоговую базу по операциям купли - продажи ценных бумаг данной категории.

Доход по операциям купли - продажи ценных бумаг, не обращающихся на организованном рынке ценных бумаг, которые на момент их приобретения отвечали требованиям, установленным для ценных бумаг, обращающихся на организованном рынке ценных бумаг, может быть уменьшен на сумму убытка, полученного в налоговом периоде, по операциям купли - продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг.

При совершении операций с ценными бумагами доверительным управляющим существуют следующие особенности налогообложения:

- В случае, если при осуществлении доверительного управления совершаются сделки с ценными бумагами различных категорий, а также если в процессе доверительного управления возникают иные виды доходов (в том числе доходы в виде процентов по облигациям), налоговая база определяется отдельно по каждой категории ценных бумаг и каждому виду дохода. При этом расходы, которые не могут быть непосредственно отнесены на уменьшение дохода по сделкам с ценными бумагами соответствующей категории или на уменьшение соответствующего вида дохода, распределяются пропорционально доле каждого вида дохода (дохода, полученного по операциям с ценными бумагами соответствующей категории).

- Убыток, полученный по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), совершенным в налоговом периоде, уменьшает доходы по указанным операциям.

- Убыток, полученный по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), уменьшает доходы, полученные по операциям с ценными бумагами соответствующей

категории, а доходы, полученные по указанным операциям, увеличивают доходы (уменьшают убытки) по операциям с ценными бумагами соответствующей категории.

- Убыток, полученный по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), совершенным в налоговом периоде, уменьшает налоговую базу по операциям с ценными бумагами соответствующей категории.

Налоговая база по операциям купли - продажи ценных бумаг определяется по окончании налогового периода. Расчет и уплата суммы налога осуществляются налоговым агентом по окончании налогового периода или при осуществлении им выплаты денежных средств налогоплательщику до истечения очередного налогового периода.

При осуществлении выплаты денежных средств налоговым агентом до истечения очередного налогового периода налог уплачивается с доли дохода, определяемого в соответствии со статьей 214.1. НК РФ, соответствующей фактической сумме выплачиваемых денежных средств. Доля дохода определяется как произведение общей суммы дохода на отношение суммы выплаты к стоимостной оценке ценных бумаг, определяемой на дату выплаты денежных средств, по которым налоговый агент выступает в качестве брокера. При осуществлении выплаты денежных средств налогоплательщику более одного раза в течение налогового периода расчет суммы налога производится нарастающим итогом с зачетом ранее уплаченных сумм налога.

Стоимостная оценка ценных бумаг определяется исходя из фактически произведенных и документально подтвержденных расходов на их приобретение.

Налоговым агентом в отношении доходов по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), признается доверительный управляющий, который определяет налоговую базу по указанным операциям с учетом положений статьи 214.1. НК РФ. Налоговая база по операциям с ценными бумагами, осуществляемым доверительным управляющим в пользу учредителя доверительного управления (выгодоприобретателя), определяется на дату окончания налогового периода или на дату выплаты денежных средств (передачи ценных бумаг) до истечения очередного налогового периода. Налог подлежит уплате в течение одного месяца с даты окончания налогового периода или даты выплаты денежных средств (передачи ценных бумаг). При осуществлении выплат из средств, находящихся в доверительном управлении до истечения срока действия договора доверительного управления или до окончания налогового периода, налог уплачивается с доли дохода, определяемого в соответствии с пунктом 7 ст. 214.1. НК РФ, соответствующей фактической сумме выплачиваемых учредителю доверительного управления (выгодоприобретателю) средств. Доля дохода в этом случае определяется как произведение общей суммы дохода на отношение суммы выплаты к стоимостной оценке ценных бумаг, находящихся в доверительном управлении, определяемой на дату выплаты денежных средств. При осуществлении выплат из средств, находящихся в доверительном управлении, более одного раза в налоговом периоде указанный расчет производится нарастающим итогом с зачетом ранее уплаченных сумм налога.

При невозможности удержать у налогоплательщика исчисленную сумму налога источником выплаты дохода налоговый агент (брокер, доверительный управляющий или иное лицо, совершающее операции по договору поручения, договору комиссии, иному договору в пользу налогоплательщика) в течение одного месяца с момента возникновения этого обстоятельства в письменной форме уведомляет налоговый орган по месту своего учета о невозможности указанного удержания и сумме задолженности налогоплательщика. Уплата налога в этом случае производится в соответствии со ст. 228 НК РФ, то есть налогоплательщики самостоятельно исчисляют суммы налога, подлежащие уплате в соответствующий бюджет, в порядке, установленном ст. 225 НК РФ, и обязаны представить в налоговый орган по месту своего учета соответствующую налоговую декларацию.

Согласно ст. 225 НК РФ сумма налога при определении налоговой базы в соответствии с п. 3 ст. 210 НК РФ исчисляется как соответствующая налоговой ставке, установленной пунктом 1 ст. 224 НК РФ (то есть 13 процентам), процентная доля налоговой базы. Налоговая база определяется как денежное выражение таких доходов, подлежащих налогообложению, уменьшенных на сумму налоговых вычетов. Общая сумма налога, подлежащая уплате в соответствующий бюджет, исчисленная исходя

из налоговой декларации, уплачивается по месту жительства налогоплательщика в срок не позднее 15 июля года, следующего за истекшим налоговым периодом.

2. Порядок и условия обложения физических лиц, не являющихся налоговыми резидентами РФ, налогом на доходы в виде процентов, получаемых ими от российской организации - эмитента облигаций, а также на доходы от реализации в РФ или за ее пределами ценных бумаг.

Согласно п. 3 ст. 224 НК РФ налоговая ставка устанавливается в размере 30 процентов в отношении всех доходов, получаемых физическими лицами, не являющимися налоговыми резидентами РФ.

В соответствии с п. 4 ст. 224 НК РФ для доходов, в отношении которых предусмотрена данная налоговая ставка, налоговая база определяется как денежное выражение таких доходов, подлежащих налогообложению. При этом налоговые вычеты, предусмотренные статьями 218 - 221 НК РФ, не применяются.

Сумма налога при определении налоговой базы в соответствии с п. 4 ст. 210 НК РФ исчисляется как соответствующая налоговой ставке процентная доля налоговой базы (основание - абз. 2 п. 1 ст. 225 НК РФ).

Статьей 215 НК РФ определены особенности определения доходов отдельных категорий иностранных граждан, действующие в случаях, если законодательством соответствующего иностранного государства установлен аналогичный порядок в отношении лиц, указанных в пп. 1 - 3 п. 1 данной статьи, либо если такая норма предусмотрена международным договором (соглашением) Российской Федерации.

На основании указанной статьи не подлежат налогообложению доходы:

1) глав, а также персонала представительств иностранного государства, имеющих дипломатический и консульский ранг, членов их семей, проживающих вместе с ними, если они не являются гражданами Российской Федерации, за исключением доходов от источников в Российской Федерации, не связанных с дипломатической и консульской службой этих физических лиц;

2) административно - технического персонала представительств иностранного государства и членов их семей, проживающих вместе с ними, если они не являются гражданами Российской Федерации или не проживают в Российской Федерации постоянно, за исключением доходов от источников в Российской Федерации, не связанных с работой указанных физических лиц в этих представительствах;

3) обслуживающего персонала представительств иностранного государства, которые не являются гражданами Российской Федерации или не проживают в Российской Федерации постоянно, полученные ими по своей службе в представительстве иностранного государства;

4) сотрудников международных организаций - в соответствии с уставами этих организаций.

Перечень иностранных государств (международных организаций), в отношении граждан (сотрудников) которых применяются нормы указанной статьи, определяется федеральным органом исполнительной власти, регулирующим отношения Российской Федерации с иностранными государствами (международными организациями) совместно с Министерством Российской Федерации по налогам и сборам.

Согласно п. 3 ст. 229 НК РФ, при прекращении в течение календарного года иностранным физическим лицом деятельности, доходы от которой подлежат налогообложению, и выезде его за пределы территории Российской Федерации налоговая декларация о доходах, фактически полученных за период его пребывания в текущем налоговом периоде на территории Российской Федерации должна быть представлена им не позднее, чем за один месяц до выезда за пределы территории Российской Федерации. Уплата налога, доначисленного по налоговым декларациям, порядок представления которых определен настоящим параграфом, производится не позднее, чем через 15 дней с момента подачи такой декларации.

Для освобождения от налогообложения, получения налоговых вычетов или налоговых привилегий налогоплательщик должен представить в налоговые органы Министерства Российской Федерации по налогам и сборам официальное подтверждение того, что он является резидентом государства, с которым Российская Федерация заключила действующий в течение соответствующего налогового периода (или его части) договор (Соглашение) об избежании двойного налогообложения. Такое подтверждение может быть представлено как до уплаты налога или авансовых платежей по налогу, так и в течение

одного года после окончания того налогового периода, по результатам которого налогоплательщик претендует на получение освобождения от налогообложения, налоговых вычетов или привилегий (статья 232 НК РФ).

Если налогоплательщиком (как юридическим лицом, так и физическим лицом; как резидентом, так и нерезидентом) были приобретены в собственность (в том числе получены на безвозмездной основе или с частичной оплатой) ценные бумаги, при налогообложении доходов по операциям купли-продажи ценных бумаг в качестве документально подтвержденных расходов на приобретение (получение) этих ценных бумаг учитываются также суммы, с которых был исчислен и уплачен налог при приобретении (получении) данных ценных бумаг (данное дополнение было внесено в ст. 214.1 Налогового кодекса, вступает в силу по истечении одного месяца со дня его официального опубликования - 08.05.2003, и его действие распространяется на правоотношения, возникшие с 01.01.2003 г.).

8.9. Сведения об объявленных (начисленных) и о выплаченных дивидендах по акциям эмитента, а также о доходах по облигациям эмитента.

Категория акций	**Обыкновенные**				
отчетный период (год, квартал), за который выплачиваются (выплачивались) объявленные дивиденды	2001 год	2002 год	2003 год	2004 год	2005 год
Размер объявленных (начисленных) дивидендов в расчете на одну акцию, руб.	***0,009318***	***0,00660106***	***0,00858138***	***0,0128721***	***0,013773***
Размер объявленных (начисленных) дивидендов в совокупности по всем акциям, руб.	***24 940 805***	***79 287 989***	***103 074 400***	***154 610 764***	***165 433 037***
наименование органа управления эмитента, принявшего решение (объявившего) о выплате дивидендов	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров
дата проведения собрания, на котором принято решение о выплате (объявлении) дивидендов	07.06.2002 г.	18.06.2003г.	18.06.2004г.	21.06.2005г	19.06.2006г.
дата и номер протокола собрания, на котором принято решение о выплате (объявлении) дивидендов	Протокол № 1 от 07.06.2002г.	Протокол № 3 от 25.06.2003г.	Протокол № 1 от 01.07.2004г.	Протокол № 1 от 27.06.2005г	Протокол № 1 от 03.07.2006г.
срок, отведенный для выплаты объявленных дивидендов	с 1 июля 2002г по 31 декабря 2002г.	В течение финансового года, начиная с 1.07.2003г.	с 15 июля 2004г. по 15 декабря 2004г.	с 15 июля 2005г. по 15 декабря 2005г.	с 1 августа 2006г. до 15 декабря 2006г.
форма и иные условия выплаты объявленных дивидендов	Денежная форма	Денежная форма	Денежная форма	Денежная форма	Денежная форма
общий размер дивидендов, выплаченных по всем акциям, руб.	***21 019 305***	***78 972 380***	***101 509 368***	***153 214 127***	*Информация будет предоставлена в отчете за 1 квартал 2007г., после составления бухгалтерской отчетности за*

					2006 год
Категория, тип акций	**Привилегированные типа А**				
отчетный период (год, квартал), за который выплачиваются (выплачивались) объявленные дивиденды	2001 год	2002 год	2003 год	2004 год	2005 год
Размер объявленных (начисленных) дивидендов в расчете на одну акцию, руб.	***0,027954***	***0,01190046***	***0,03841305***	***0,0161056***	***0,017792***
Размер объявленных (начисленных) дивидендов в совокупности по всем акциям, руб.	***24 940 575***	***46 511 992***	***150 134 347***	***62 949 013***	***69 538 609***
наименование органа управления эмитента, принявшего решение (объявившего) о выплате дивидендов	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров	Годовое общее собрание акционеров
дата проведения собрания, на котором принято решение о выплате (объявлении) дивидендов	07.06.2002г.	18.06.2003г.	18.06.2004г.	21.06.2005г	19.06.2006г.
дата и номер протокола собрания, на котором принято решение о выплате (объявлении) дивидендов	Протокол № 1 от 07.06.2002г.	Протокол № 3 от 25.06.2003 г.	Протокол № 1 от 01.07.2004г.	Протокол № 1 от 27.06.2005г	Протокол № 1 от 03.07.2006г
срок, отведенный для выплаты объявленных дивидендов	с 1 июля 2002г по 31 декабря 2002г	В течение финансового года, начиная с 1.07.2003г	с 15 июля 2004г. по 15 декабря 2004г.	с 15 июля 2005г. по 15 декабря 2005г.	с 1 августа 2006г. до 15 декабря 2006г.
форма и иные условия выплаты объявленных дивидендов	Денежная форма	Денежная форма	Денежная форма	Денежная форма	Денежная форма
общий размер дивидендов, выплаченных по всем акциям, руб.	***23 432 624***	***44 952 514***	***141 777 386***	***60 718 594***	*Информация будет предоставлена в отчете за 1 квартал 2007г., после составления бухгалтерской отчетности за 2006 год*

Причиной неполной выплаты дивидендов за рассматриваемые периоды является наличие акционеров, у которых не полностью указаны либо отсутствуют реквизиты для выплаты дивидендов.

За период с 2001 по 2003 г.г. доход по облигациям не выплачивался.

2004 год:
Вид ценных бумаг: ***облигации документарные на предъявителя серии 03***
Государственный регистрационный номер и дата государственной регистрации: ***4-03-00195-А от 27.06.2003г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***19.08.2003г.***
Количество облигаций выпуска: ***1 530 000 шт.***

Номинальная стоимость одной облигации: 1 000 руб.
Вид дохода, выплаченного по облигациям выпуска: *купон*

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***72,3 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***110 619 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- за 1-ый купонный период (16.01.2004г.) – в размере 110 619 000 руб.;

- за 2-ой купонный период (16.07.2004г.) – в размере 110 619 000 руб.

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***221 238 000 руб.***

2005 год:

Вид ценных бумаг: ***облигации документарные на предъявителя серии 03***

Государственный регистрационный номер и дата государственной регистрации: ***4-03-00195-А от 27.06.2003г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***19.08.2003г.***

Количество облигаций выпуска: ***1 530 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: *купон*

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***72,3 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***110 619 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- за 3-ий купонный период (14.01.2005г.) – в размере 110 619 000 руб.;

- за 4-ый купонный период (15.07.2005г.) – в размере 110 619 000 руб.;

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***221 238 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 04***

Государственный регистрационный номер и дата государственной регистрации: ***4-04-00195-А от 13.04.2004г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.09.2004 г.***

Количество облигаций выпуска: ***2 000 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***62,33 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***124 660 000 руб.***

Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***

Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- за 1-ый купонный период (06.01.2005г.) – в размере 124 660 000 руб.;

- за 2-ой купонный период (07.07.2005г.) – в размере 124 660 000 руб.;

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***249 320 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 05***

Государственный регистрационный номер и дата государственной регистрации: ***4-05-00195-А от 12.04.2005г.***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.06.2005г.***

Количество облигаций выпуска: ***3 000 000 шт.***

Номинальная стоимость одной облигации: ***1 000 руб.***

Вид дохода, выплаченного по облигациям выпуска: ***купон***

Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***45,87 руб.***

Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: *137 610 000 руб.*
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:
- ***за 1-ый купонный период (28.10.2005г.) – в размере 137 610 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***137 610 000 руб.***

2006г.:

Вид ценных бумаг: ***облигации документарные на предъявителя серии 03***
Государственный регистрационный номер и дата государственной регистрации: ***4-03-00195-А от 27.06.2003г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***19.08.2003г.***
Количество облигаций выпуска: ***1 530 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***72,3 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***110 619 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:
- ***за 5-ый купонный период (13.01.2006г.) – в размере 110 619 000 руб.;***
- ***за 6-ой купонный период (14.07.2006г.) – в размере 110 619 000 руб.;***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***221 238 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 04***
Государственный регистрационный номер и дата государственной регистрации: ***4-04-00195-А от 13.04.2004г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.09.2004 г.***
Количество облигаций выпуска: ***2 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***62,33 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***124 660 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:
- ***за 3-ий купонный период (10.01.2006г.) – в размере 124 660 000 руб.***
- ***за 4-ый купонный период (06.07.2006г.) – в размере 124 660 000 руб.***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***249 320 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 05***
Государственный регистрационный номер и дата государственной регистрации: ***4-05-00195-А от 12.04.2005г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***02.06.2005г.***
Количество облигаций выпуска: ***3 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***45,87 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***137 610 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций***
Форма выплаты: ***денежная***

Период, за который выплачивался доход:

- *за 2-ой купонный период (28.04.2006г.) – в размере 137 610 000 руб.*
- *за 3-й купонный период (27.10.2006г.) – в размере 137 610 000 руб.*

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***275 220 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 06***
Государственный регистрационный номер и дата государственной регистрации: ***4-06-00195-А от 12.04.2005г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***03.11.2005г.***
Количество облигаций выпуска: ***2 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***39,14 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***78 280 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций, далее оферта***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:

- ***за 1-ый купонный период (23.03.2006г.) – в размере 78 280 000 руб.;***
- ***за 2-ой купонный период (21.09.2006г.) – в размере 78 280 000 руб.;***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***156 560 000 руб.***

Вид ценных бумаг: ***облигации документарные на предъявителя серии 07***
Государственный регистрационный номер и дата государственной регистрации: ***4-07-00195-А от 27.04.2006г.***
Дата государственной регистрации отчета об итогах выпуска облигаций: ***06.07.2006г.***
Количество облигаций выпуска: ***2 000 000 шт.***
Номинальная стоимость одной облигации: ***1 000 руб.***
Вид дохода, выплаченного по облигациям выпуска: ***купон***
Размер дохода, подлежавшего выплате, в расчете на одну облигацию: ***43,13 руб.***
Размер дохода, подлежавшего выплате, в совокупности по облигациям выпуска: ***86 260 000 руб.***
Срок выплаты: ***Дата начала и окончания выплаты в 182-й, 364-й, 546-й, 728-й, 910-й и 1092-й день с даты начала размещения облигаций, далее оферта***
Форма выплаты: ***денежная***
Период, за который выплачивался доход:

- ***за 1-ый купонный период (22.11.2006г.) – в размере 86 260 000 руб.;***

Общий размер доходов, выплаченных по всем облигациям выпуска по каждому отчетному периоду, за который такой доход выплачивался: ***86 260 000 руб.***

8.10. Иные сведения.

Иных сведений нет.

END